Form 20-F
period 2021-12-31
Cian PLC
filed 2022-05-02
CIK 1867752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-40986

Cian PLC

(Exact name of registrant as specified in its charter)

Not applicable	Cyprus
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

64 Agiou Georgiou Makri

Anna Maria Lena Court, Flat 201

Larnaca, 6037

Cyprus

Telephone: +357 22 418 200

(Address of principal executive offices)

Maksim Melnikov

Chief Executive Officer

64 Agiou Georgiou Makri

Anna Maria Lena Court, Flat 201

Larnaca, 6037

Cyprus

Telephone: +357 22 418 200

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares*	CIAN	The New York Stock Exchange
Ordinary Shares**		The New York Stock Exchange**

*American Depositary Receipts evidence American Depositary Shares, each American Depositary Share representing one ordinary share of the registrant.

**Nominal value EUR 0.0004 per ordinary share. Not for trading, but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report: 69,871,511 ordinary shares of the registrant (including 69,871,511 ordinary shares in the form of American Depositary Shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐    No  ☒

ABOUT THIS ANNUAL REPORT

We have historically conducted our business through iRealtor LLC, a Russian limited liability company (“iRealtor”). iRealtor is a wholly owned subsidiary of Mimons Investments Limited, which in turn is a wholly owned subsidiary of the issuer, Cian PLC. On February 5, 2021, we acquired N1.RU LLC (“N1” and, together with its subsidiaries, the “N1 Group”), a real estate-focused classifieds business that primarily operates in regional cities in Russia, such as Novosibirsk, Ekaterinburg and Omsk (the “N1 Acquisition”).

Except where the context otherwise requires or where otherwise indicated, the terms “Cian,” the “Company,” the “Cian Group,” the “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Cian PLC, in each case together with its consolidated subsidiaries as a consolidated entity, and the term “Issuer” refers to Cian PLC as a standalone company.

GLOSSARY OF KEY TERMS

“Average Unique Monthly Visitors (UMV)” means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020 and 2019, Average UMV is calculated based on Google Analytical data; for the 2021, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data. We calculate UMV using cookies and count the first time a computer or mobile device with a unique IP address accesses our platform during a month. If an individual accesses our platform using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor.

“Average daily revenue per listing” is calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period.

“Average revenue per lead to developers” is calculated as lead generation revenue (within the Core Business segment) for a period divided by the number of leads (to developers) during such period.

“Average revenue per paying account” is calculated as listing revenue in the secondary residential and commercial real estate verticals divided (i) by the number of paying accounts for the corresponding period and (ii) by the number of months during the period.

“C2C Rental” means the historically reported operating segment which comprised end-to-end solutions in property rentals, where commission was charged for digitalizing, facilitation and operating property rentals service (including tenant background checks, digital signing of agreements, online payments and insurance). We discontinued the services offered by our C2C Rental segment as of December 2021.

“Core Business” means the operating and reporting segment which comprises our core classifieds platform, including our listing and value-added services for secondary residential and commercial real estate customers as well as our lead generation solutions and value-added services for primary residential real estate customers, such as developers, as well as our advertising tools.

“Cumulative app downloads” means the number of times the Cian mobile application was downloaded via iOS and Android as of a particular date.

“Customers” means professional and private companies and individuals who list properties on our platform. Our customers include (i) professional listing customers, such as real estate agents (both agents working for real estate agencies and independent agents) and real estate developers, as well as (ii) private listing customers, such as individual sellers and renters who choose to list their property directly without any intermediary.

“End-to-End Offerings” means the operating and reporting segment which comprises Online Transaction Services, which enable online execution of real estate transactions (including document checking, verification, signing and storage, registration and tax refunds) and Home Swap service offerings, which facilitate simultaneous real estate sales and purchases.

“Leads to developers” means the number of paid target calls, lasting 30 seconds or longer, made through our platform by home searchers to real estate developers, for a particular period.

“Leads to agents and individual sellers” means the number of times our users clicked to “show” a customer’s phone number on our platform or sent chat messages to agents or property sellers through our platform in a month, calculated as a monthly average for a particular period.

“Listings” means the daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period.

“Mortgage Marketplace” means the operating and reporting segment which comprises solutions for our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.

“Number of listings” is a metric presented in the Frost & Sullivan Report, which means the primary and secondary residential real estate listings for rent and purchase (excluding short-term rental) as of particular date.

“Paying accounts” means the number of registered accounts, which were debited at least once during a month for placing a paid listing on our platform or purchasing any value-added services, calculated as a monthly average for a particular period. We calculate the number of paying accounts to include both individual accounts and master accounts, but excluding subordinated accounts, which can be created under one master account by the real estate agencies for their individual agents as part of our virtual agency offering. For further descriptions of individual accounts, master accounts and subordinated accounts, see “Item 4. Information on the Company—B. Business Overview—Core Classifieds Business—Products and Services We Offer to Customers.”

“Share of leads to real estate agents and individual sellers” is a metric presented in the Frost & Sullivan Report, which means the share of calls made, and chat messages sent, through our platform in the total number of calls made, and chat messages sent, by property searchers to real estate agents and individual sellers during a particular period. Includes calls and chats related only to urban sale and purchase in secondary residential real estate vertical.

“Share of mobile in leads to agents and individual sellers” means the share of leads to agents and individual sellers, generated via the Cian mobile application and mobile website, as compared to total leads to agents and individual sellers through our platform. Calculated as a monthly average for a particular period.

“Share of mobile traffic” means the share of traffic generated via the Cian mobile application and mobile website as compared to the entire traffic of the Cian platform. Calculated per period (not average).

“Short term rental” means the leasing of a residential property with rental payments calculated on a per diem basis. This number is excluded from the “Number of listings” measure.

“Subscription model” means our monthly subscription model whereby our customers pay a fixed price to post real estate listings for a month-long period.

“Users” means the end users who use our platform, typically free of charge, to search for properties and a variety of information and services (including real estate listings) to help them navigate through various real estate transactions.

“Valuation and Analytics” means the operating and reporting segment which comprises our proprietary real estate market research, data analytics and market intelligence services.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). Our financial statements included in this Annual Report are presented in rubles and, unless otherwise specified, all monetary amounts are in rubles. All references in this Annual Report to “₽,” “rubles” or “RUB” mean Russian rubles, all references to “$,” “dollars” or “USD” mean U.S. dollars and all references to “€,” “euro” or “EUR” mean euro, unless otherwise noted. We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Non-IFRS Financial Measures

Certain parts of this Annual Report contain non-IFRS financial measures, including Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin for Moscow and the Moscow region and Core Business Adjusted EBITDA Margin for Other regions. The non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. See “Item 5. Operating and Financial Review and Prospects—B. Operating Results—Non-IFRS Measures.” for reconciliation of non-IFRS financial measures to the nearest IFRS measures.

Key Performance Indicators

Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in “Item 5. Operating and Financial Review and Prospects.” Our key performance indicators include the following (each, as defined under “Glossary of Key Terms” above):

●	Average UMV (Unique Monthly Visitors);
●	Listings;
●	Leads to agents and individual sellers;
●	Paying accounts;
●	Average revenue per paying account;
●	Average daily revenue per listing;
●	Leads to developers; and
●	Average revenue per lead to developers.

All key performance indicators and other data contained in this Annual Report, as of and for the periods prior to 2021, exclude the N1 Group data, unless stated otherwise.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this Annual Report from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as SimilarWeb (“SimilarWeb”) and the other third parties stated below.

There are a number of market studies that address either specific market segments, or regional markets, within our industry. However, given the rapid changes in our industry and the markets in which we operate, no industry research that is generally available covers all of the digital real estate classifieds and adjacent market trends we view as key to understanding our industry and our place in Russia, in particular. We believe that it is important that we maintain as broad a view on industry developments as possible. To assist us in formulating our business plan and in anticipation of our initial public offering, we commissioned Frost & Sullivan, a third party market research company, to conduct an independent study of the digital real estate classifieds landscape in Russia, including an overview of macroeconomic, real estate and digital real estate classifieds market dynamics and their evolution over time, an analysis of underlying market trends and potential growth factors, an assessment of the current competitive landscape and other relevant topics, and prepare for us a report dated September 7, 2021, titled “Real Estate Advertising Market in Russia” (the “Frost & Sullivan Report”).

In connection with the preparation of the Frost & Sullivan Report, we furnished Frost & Sullivan with certain historical information about our Company and some data available on the competitive environment. Frost & Sullivan, in conjunction with third-party experts with extensive experience in the Russian real estate classifieds business, conducted research in preparation of the report, including a study of market reports prepared by other parties, interviews and a study of a broad range of secondary sources including other market reports, association and trade press publications, other databases and other sources. We used the data contained in the Frost & Sullivan Report to assist us in describing the nature of our industry and our position in it. Such information is included in this Annual Report in reliance on Frost & Sullivan’s authority as an expert in such matters.

Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide a precise data on the market or our industry. However, we believe that the market and industry data we present in this Annual Report provide accurate estimates of the market and our place in it. Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report.

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this Annual Report are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This Annual Report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ENFORCEMENT OF CIVIL LIABILITIES

We are organized in Cyprus, and substantially all of our and our subsidiaries’ assets are located outside the United States, and all members of our board of directors are resident outside of the United States. As a result, it may not be possible to effect service of process within the United States upon us or any of our subsidiaries or such persons or to enforce U.S. court judgments obtained against us or them in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

Further, most of our and our subsidiaries’ assets are located in Russia. Judgments rendered by a court in any jurisdiction outside Russia will generally be recognized by courts in Russia only if (i) an international treaty exists between Russia and the country where the judgment was rendered providing for the recognition of judgments in civil cases and/or (ii) a federal law of Russia providing for the recognition and enforcement of foreign court judgments is adopted. No such federal law has been passed, and no such treaty exists, between Russia, on the one hand, and the United States, on the other hand. Even if an applicable international treaty is in effect or a foreign judgment might otherwise be recognized and enforced on the basis of reciprocity, the recognition and enforcement of a foreign judgment will in all events be subject to exceptions and limitations provided for in Russian law. For example, a Russian court may refuse to recognize or enforce a foreign judgment if its recognition or enforcement would contradict Russian public policy. In addition, Russian courts have limited experience in the enforcement of foreign court judgments.

In the absence of an applicable treaty, enforcement of a final judgment rendered by a foreign court may still be recognized by a Russian court on the basis of reciprocity, if courts of the country where the foreign judgment is rendered have previously enforced judgments issued by Russian courts. There are no publicly available judgments in which a judgment made by a court in the United States was upheld and deemed enforceable in Russia. In any event, the existence of reciprocity must be established at the time the recognition and enforcement of a foreign judgment is sought, and it is not possible to predict whether a Russian court will in the future recognize and enforce on the basis of reciprocity a judgment issued by a foreign court, including a U.S. court.

Russia is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in Russia due to a number of factors, including compliance with the procedure for the recognition and enforcement of foreign arbitral awards by Russian courts established by the Arbitrazh Procedural Code of Russia, limited experience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors, Russian courts’ inability to enforce such orders and corruption. Furthermore, enforcement of any arbitral award pursuant to arbitration proceedings may be limited by the mandatory provisions of Russian laws relating to categories of non arbitrable disputes and the exclusive jurisdiction of Russian courts, and specific requirements to arbitrability of certain categories of disputes, including in respect of the ADSs (i.e., specific requirements in relation to a type of an arbitral institution, arbitration rules, seat of arbitration and parties to an arbitration agreement for consideration of so called corporate disputes in relation to Russian companies) and the application of Russian laws with respect to bankruptcy, winding up or liquidation of Russian companies.

Therefore, a litigant who obtains a final and conclusive judgment in the United States would most likely have to litigate the issue again in a Russian court of competent jurisdiction. The possible need to re-litigate a judgment obtained in a foreign court on the merits in Russia may also significantly delay the enforcement of such judgment. Under Russian law, certain amounts may be payable by the claimant upon the initiation of any action or proceeding in any Russian court. These amounts, in many instances, depend on the amount of the relevant claim.

Shareholders may originate actions in either Russia or Cyprus based upon either applicable Russian or Cypriot laws, as the case may be.

However, it is doubtful whether a Russian or Cypriot court would accept jurisdiction and impose civil liability in an original action commenced in Russia or Cyprus, as applicable, and predicated solely upon U.S. federal securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3—Key Information—D. Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3—Key Information—D. Risk Factors” and the following:

●	the negative impact on the Russian economy of the ongoing military operation in Ukraine;
●	any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military operation in Ukraine;
●	our lack of historic profitability and any potential inability to achieve or maintain profitability;
●	our ability to maintain our leading market positions, particularly in Moscow and St. Petersburg, and our ability to achieve and maintain leading market position in certain other regions;
●	our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market;
●	any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets;
●	the health of the Russian real estate market and any positive or negative effects on our business performance as a result thereof, as well as general economic conditions in Russia;
●	any effect on our operations due to cancellation of, or changes to the Russian mortgage subsidy program;
●	further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal;
●	our ability to establish and maintain important relationships with our customers and certain other parties;
●	our ability to successfully implement our strategy;
●	our ability to develop and implement new initiatives and to expand our presence in certain regional markets;
●	the implementation of our subscription-based model may not materialize as expected;
●	any negative effects resulting from updates or changes in search engine algorithms, other traffic-generating arrangements or adjacent products;

●	any failure to establish and maintain proper and effective internal control over financial reporting;
●	any failure to remediate existing deficiencies we have identified in our internal controls over financial reporting, including our information technology general controls;
●	any new or existing government regulation in the area of data privacy, data protection or other areas; and
●	our ability to protect our customer and user information stored by us from security breaches or administrative or technical failures.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made in this Annual Report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results or performance may be materially different from what we expect.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, results of operations, financial condition or prospects could be materially and adversely affected by any of these risks. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Summary of Risk Factors

The risks more fully described below that relate to our business include, but are not limited to, the following important risks:

●	The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.
●	Our business may be affected by sanctions, export controls and similar measures targeting Russia as well as other responses to the military operation in Ukraine.
●	We have incurred operating losses in the past and may never achieve or maintain profitability.
●	Our path to profitability greatly depends on us maintaining our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and achieving and maintaining leading market positions in certain other cities and regions
●	The online classifieds market is competitive, and we may fail to compete effectively with existing and new industry players
●	Our growth strategy is dependent on our marketing efforts and ability to attract new users.
●	Our business is concentrated in certain geographic markets.

●	We may be significantly impacted by the health of the Russian real estate market and may be negatively affected by downturns in this industry and general economic conditions.
●	Our business and results of operations may be affected by the cancellation of, or any changes to, the Russian mortgage subsidy program and other government support programs.
●	The COVID-19 pandemic and other public health crises, natural disasters or other catastrophic events may significantly limit our ability to conduct business as normal, disrupt our business operations and materially affect our financial condition.
●	We may fail to establish and maintain important relationships with our customers and certain other parties.
●	Technological changes may disrupt our business or the markets in which we operate and if we cannot keep pace our business could be harmed.
●	Our continued growth depends on our ability to successfully implement our strategy, which is subject to a variety of risks and uncertainties, including regulatory risks.
●	The implementation of our subscription model may not materialize as expected.
●	If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.
●	We may make acquisitions, divestments and investments, which could result in operating difficulties and other harmful consequences.
●	We may face various risks relating to the N1 acquisition.
●	The integrity of customer and user information stored by us, or the effectiveness of our platforms or systems in general, may be compromised
●	Any significant disruption in the service of our websites or mobile applications could damage our business, reputation and brand.
●	We may be unable to secure intellectual property protection for all of our technology, enforce our intellectual property rights, or protect our other proprietary business information.
●	We may use open source software in a manner that could be harmful to our business.
●	We may need to raise additional funds to finance our future capital needs, and we may not be able to raise additional funds on terms acceptable to us, or at all.
●	We rely on assumptions, estimates and business data to calculate our key performance indicators and other business metrics.
●	We operate in a rapidly evolving environment of increasing regulatory complexity
●	If the Russian government were to apply existing limitations on foreign ownership to our business, or impose new limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our business.

●	New or escalated tensions between Russia and neighboring states or other states could negatively affect the Russian economy.
●	Because of their significant voting power and certain provisions of our articles of association, our principal shareholders will be able to exert control over us.
●	A delisting of our ordinary shares from NYSE could have materially adverse effects on our business, financial condition and results of operations.

Risks Related to the Russian Military Operation in Ukraine

The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.

Deteriorating conditions in Russian economy

On February 24, 2022, Russian military forces commenced a special military operation in Ukraine and the length, prolonged impact and outcome of this ongoing military operation remains highly unpredictable. In response to the military operation in Ukraine, the United States, the United Kingdom, the European Union and other countries, have imposed unprecedented sanctions and export-control measures. The imposed sanctions have targeted large parts of the Russian’s economy and include, among others, blocking sanctions on some of the largest state-owned and private Russian financial institutions (and their subsequent removal from SWIFT), Russian businessmen and their businesses, some of which have significant financial and trade ties to the European Union, as well as blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities, the blocking of Russia’s foreign currency reserves, expansion of sectoral sanctions and export and trade restrictions, limitations on investments and access to capital markets and bans on various Russian imports. For further details on sanctions, see also “—Our business may be affected by sanctions, export controls and similar measures targeting Russia as well as other responses to the military operation in Ukraine.”

As part of the measures introduced in response to the Ukrainian conflict, the United States and Canada announced a ban on importing Russian oil, liquefied natural gas and coal to the United States. While these countries account for a small portion of Russia’s oil and gas sales, since Russia produces and exports large quantities of crude oil and natural gas, a broader embargo may lead to production cuts and further worsening of the Russian economy. For instance, U.K. and EU authorities announce their plans to phase out their reliance on Russian fossil fuels. In response to the sanctions and export measures introduced by the Western countries, representatives of the Russian government have publically stated that Russia intends to strengthen trade ties with other countries that have not imposed sanctions on Russia, and to develop alternative export markets and trading partnerships. Should Russia fail to develop its trade relations with other countries, or should such developments fail to open alternative export markets, this may have negative effect on the Russian economy.

Due to public pressure and in protest of the Russian government’s actions, many U.S., European and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus. These corporate boycotts have resulted in supply-chain disruptions and unavailability or scarcity of certain raw materials, technological and medical goods, component elements and various corporate and retail services, which may in turn have a spillover effect on the Russian economy. Fewer goods amid disruptions in supply chains are likely to affect consumers’ ability to purchase goods and amplify the sharp rise in inflation growth. In addition, suspension of operations by foreign businesses in Russia will likely lead to an increase in unemployment levels.

The conditions and outlook for the Russian economy deteriorated significantly since the beginning of the military conflict in Ukraine. In particular, the ruble to U.S. dollar exchange rate of the Central Bank of Russia (CBR) reached RUB 120.37 per U.S.$1.00 as of March 11, 2022 as compared to RUB 74.29 per U.S.$1.00 as of December 31, 2021. The CBR rate on April 29,2022 was RUB 72.30 per U.S.$1.00. Annual inflation in Russia accelerated to 9.15% in February 2022 and to 16.69% in March 2022. The geopolitical events have entailed significant volatility on the Russian financial markets, with the MOEX stock index declining by over 45.4% on February 24, 2022. On February 28, 2022, MOEX trading in all equity securities was suspended (including our ADSs), with limited exceptions and was fully resumed on March 28, 2022. Overall, MOEX trading was shut for four straight weeks, the longest in the country’s modern history. The stocks of Russian companies listed on the foreign stock exchanges faced an unprecedented decline in value with a number of stocks decreasing by almost 99% in value. The credit rating of the Russian Federation has been downgraded by each of Fitch Ratings CIS Limited (“Fitch”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard & Poor’s Credit Market Services Europe Limited (“Standard & Poor’s”), as a result of the negative impact on the Russian economy from the new international sanctions imposed on Russia and the economic isolation by parts of the international business community, as well as countermeasures introduced by the Russian government. On March 3, 2022, Moody’s lowered its Russia’s long-term issuer rating to “B3” from “Baa3” and then further downgraded it to “Ca”. On March 2, 2022, Fitch downgraded its Russia’s long-term foreign currency rating from “BBB” to “B” and then further downgraded its rating to “C”. Standard & Poor’s gradually downgraded its Russian credit rating to “CC”. On March 11, 2022, the CBR published its first assessment of the outlook for the Russian economy and inflation growth based on its interview of economists and analysts. According to the World Bank, by the end of 2022, Russian GDP may decline by 11.5%, and inflation may reach 22%.

In response to accelerating inflation and a staggering depreciation of the ruble, on February 28, 2022, the CBR increased its key interest rate from to 9.5% to 20.0%, which was later decreased to 17.0% on April 8, 2022 and to 14.0% on April 29, 2022. Due to these monetary policy changes and the anticipated decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity. Lower money supply and higher funding costs may cause banks to cut their lending programs, decrease exposure limits and become significantly more risk averse. These factors may negatively affect the Russian banking sector as a whole and contribute to the worsening of economic conditions in the corporate sector, as well as lower household spending across various retail sectors of the economy.

The ability of Russian companies and banks to obtain funding from the international capital and loan markets has also been hampered as a result of sanctions and significant decreased demand from the international investor base. As Russia’s access to international debt markets become severely restricted and almost half of the Russia’s foreign currency reserves were blocked due to sanctions introduced by western countries, the Russian government would have to rely to a significant extent on its national welfare fund, export revenue and internal revenue sources to fund its anti-crisis measures, including potential recapitalization of Russian banks, support to the industrial sector and the real estate sector, import substitution measures, support for small businesses, and budget spending optimization. Although Russia’s current foreign currency and gold reserves may be sufficient to sustain the domestic currency market in the short term, there can be no assurance that the currency market will not further deteriorate in the medium or long term.

To stabilize and support the volatile Russian financial and currency markets and preserve foreign currency reserves, Russia’s authorities have imposed significant capital and currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed restrictions on repayments to foreign creditors in foreign currency, banned exports of various products and other economic and financial restrictions. For instance, Russian residents are prohibited from granting, in the absence of a permit of the special government commission, any loans to non-residents located in countries that introduced sanctions against Russia (“unfriendly foreign persons”) and foreign currency denominated loans to all non-residents and, in addition, from transferring of funds from accounts opened in Russia. Furthermore, a special procedure has been established for the fulfillment by Russian residents of their obligations in excess of 10 million rubles (or equivalent of this amount in foreign currency) per month on payment of dividends to unfriendly foreign persons. Payment of dividends in foreign currency may be conducted by a Russian company subject to a permit of the Central Bank of Russia (for credit organizations) or the Finance Ministry of the Russian Federation (for other debtors) or, in the absence of such permit, in rubles through special accounts of type “S”. The Russian authorities have also introduced a special temporary procedure for the payment of debts to foreign residents allowing Russian residents to repay debts to foreign creditors in rubles. Further measures taken by the Russian government and the CBR to address the depreciation of the ruble, including any capital controls, could contribute to a further deterioration of macro conditions and destabilize the financial and banking sectors.

In addition, on April 16, 2022, a new law was adopted requiring Russian companies to terminate foreign depositary programs under which the depositary receipts of such companies are listed on foreign stock exchanges. The termination of Russian companies’ depositary programs will result in the cancellation of the relevant depositary receipts and conversion of such receipts into shares of Russian companies. While the new law only applies to the Russian companies listed abroad, if any similar restrictions are introduced to cover Russian businesses with an offshore holding structure and such restrictions are signed into law, it could materially adversely affect the liquidity in, and the trading price of, our ADSs and ordinary shares.

We operate only in Russia and as a result, our business and results of operations are heavily dependent on the economic conditions in Russia. Any of the abovementioned factors may lead to further deterioration of economic conditions in Russia and adversely affect investments in Russian financial markets and the securities of Russian issuers, including our ADSs. Moreover, the continued impact of these events and any continuing or escalating military action, public protests, unrest, political instability or further sanctions could have a further adverse effect on the Russian economy and consequently, a material adverse effect on our business, financial condition and results of operations.

Impact on our business, financial condition and results of operations

We are actively monitoring the developing situation and assessing the impact of various economic and regulatory factors on our business. To date we have not experienced any material interruptions in our services, technology systems or networks needed to support our operations. We have no way to predict the progress or outcome of the military conflict in Ukraine or its short- or long-term impact on Russia as the conflict and government reactions are rapidly developing and beyond our control. For example, on February 28, 2022, NYSE has suspended trading of our ADSs amid escalation of the conflict between Russian and Ukraine and the rapidly evolving situation around sanctions. There can be no assurance that trading of our ADSs will be resumed by the NYSE and that the ADSs will not be delisted on the NYSE. See also “A delisting of our ordinary shares from NYSE could have materially adverse effects on our business, financial condition and results of operations.” As mentioned above, Russian equity prices on international stock markets that have not suspended trading have dropped dramatically. As trading of our ADSs on the NYSE is currently halted, we cannot predict with any degree of certainty what would be the trading price of our ADSs if and when the trading is resumed on this venue.

While the Russian counter measures did not have immediate effect on our business, there can be no assurance that the existing counter measures will not be expanded so as to include or affect our activity. For instance, the counter measures introduced by the Russian authorities prohibit granting of loans to the residents of unfriendly countries, which include Cyprus. There can be no assurance that new restrictions will not be introduced that would impede the Group’s ability to conduct intragroup transfers of funds, which is essential to ensure that each Group entity is in a position to meet its cash and liquidity needs. In addition, Russian countermeasures and currency control restrictions are passed very quickly, sometimes with no or limited official guidance, which can lead to misinterpretations and difficulties in enforcement. Furthermore, Russian authorities are currently developing various legislative and regulatory initiatives in response to recent geopolitical and economic events and some of these may be politically motivated or populistic in nature, including further restrictions on foreign businesses and nationalization. In particular, legislators are currently discussing a draft law aimed at forced alienation of property held by the residents of unfriendly countries without paying any compensation to its initial owners. The potential impact and the extent of such initiatives is difficult to determine at this stage.

A high level of inflation could lead to market instability, reductions in consumer purchasing power and an erosion of consumer confidence. This may adversely affect the Russian real estate market, as reduced disposable income and purchasing power is likely to have an adverse effect on consumers’ ability or willingness to invest in new housing or real estate, which would lead to a reduced demand for our services. We also expect the sharp rise in interest rates caused by the CBR’s key interest rate hike to have a materially negative impact on the Russian mortgage market. All major Russian banks have increased mortgage rates since January 2022 and, in some cases, have announced plans to significantly curtail or altogether suspend mortgage operations for the foreseeable future. Decreased availability of mortgage loans and high interest rates will directly impact the volume of mortgage deals on the market and, as a consequence, our revenue, specifically from the lead generation services for real estate developers and the growth of the Mortgage Marketplace.

Furthermore, the deterioration of the Russian economy will impact not only our users, but also real estate agencies and developers. A decrease in overall transaction volumes will result in lower earnings for real estate agencies and developers and, consequently, impair our ability to increase our lead generation fees in the short to medium-term. Additionally, during periods of deteriorating economic activity, our customers tend to optimize their marketing budgets and cut additional costs. We may therefore experience a decrease in demand for value-added services, which would negatively impact our revenues generally as well as the percentage of listing revenue represented by value-added services.

Any of the abovementioned factors could impact our revenue stream and could have a material adverse impact on our business, prospects, financial condition and operating results. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

Our business may be affected by sanctions, export controls and similar measures targeting Russia as well as other responses to the military operation in Ukraine.

In March 2014, following a public referendum, the Crimean peninsula and the city of Sevastopol were proclaimed as new separate constituents of Russia by the governing authorities of Russia, Crimea and Sevastopol. In response to these events, the United States, the European Union and the United Kingdom, as well as other countries, imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial state-owned institutions, and sanctions that prohibit most commercial activities of U.S. and EU persons in Crimea and Sevastopol.

On August 2, 2017, the U.S. enacted the Countering America’s Adversaries Through Sanctions Act (“CAATSA”) which, among other things, imposed sanctions against certain Russian entities, and provided for “secondary sanctions” targeting non-U.S. persons who engage in “significant transactions” with U.S. sanctions targets, whereby they may face adverse economic consequences in the form of denial of certain U.S. benefits or the designation on the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List (“SDN List”). In January 2018, pursuant to CAATSA, the U.S. administration submitted to the U.S. Congress a report on senior Russian political figures, “oligarchs” and “parastatal” entities. The identification of any individuals in the report did not, at that time, automatically lead to the imposition of new sanctions. Neither our directors, nor senior management are included in the report, or are otherwise currently the target of sanctions in the United States, the European Union or the United Kingdom.

More recently, as a result of Russia’s military conflict in Ukraine, governmental authorities in the United States, the European Union, the United Kingdom and other jurisdictions, have launched an unprecedented expansion of coordinated sanctions and export control measures, including:

●	blocking sanctions on some of the largest state-owned and private Russian financial institutions (and their subsequent removal from SWIFT);
●	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities;
●	blocking sanctions on Russian businessmen and their businesses, some of which have significant financial and trade ties to the European Union and the United Kingdom;
●	blocking of Russia’s foreign currency reserves and prohibition on secondary trading in Russian sovereign debt and certain transactions with the Russian Central Bank, National Wealth Fund and the Ministry of Finance of the Russian Federation;
●	expansion of sectoral sanctions in various sectors of the Russian and Belarusian economies and the defense sector;
●	U.K. sanctions introducing restrictions on providing loans to, and dealing in securities issued by, persons connected with Russia;

●	restrictions on access to the EU financial and capital markets, as well as prohibitions on leasing operations with aircraft;
●	sanctions prohibiting most commercial activities of U.S. and EU persons in the so-called People’s Republic of Donetsk and the so-called People’s Republic of Luhansk (largely tracking prior prohibitions relating to Crimea and Sevastopol);
●	enhanced export controls and trade sanctions targeting Russia’s imports of technological goods as a whole, including tighter controls on exports and re-exports of dual-use items, stricter licensing policy with respect to issuing export licenses, and/or increased use of “end-use” controls to block or impose licensing requirements on exports, as well as higher import tariffs;
●	closure of airspace to Russian aircraft;
●	ban on imports of Russian oil, liquefied natural gas and coal to the United States and “new investment” in Russia’s energy sector;
●	ban on imports of Russian fish, seafood, and preparations thereof, alcoholic beverages, and non-industrial diamonds, as well as sanctions and export controls related to “luxury goods”; and
●	ban on “new investment” in the Russian Federation by a U.S. person, which may be interpreted broadly.

As the conflict in Ukraine continues, there can be no certainty regarding whether the governmental authorities in the United States, the European Union, the United Kingdom or other counties will impose additional sanctions, export controls or other measures targeting Russia, Belarus or other territories. To the extent applicable, existing and new or expanded future sanctions may negatively impact our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations or raise funding from international financial institutions or the international capital markets. See “—The ongoing military actions between Russia and Ukraine have negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.”

Although we have no facilities, assets or employees located in Crimea, customers and clients located in this region have access to our platform. Currently, less than one percent of our total revenue comes from the Crimea region. While we believe that the current United States, EU and U.K. sanctions do not preclude us from conducting our current business and do not create a material risk of application of any sanctions to us, new sanctions imposed by the United States, the United Kingdom and certain EU member states or other countries may restrict certain of our operations in the future.

Furthermore, in the ordinary course of business, our companies, like many Russian companies, have routine commercial operations with Russian persons and entities that are currently targeted by U.S. and other sanctions, including, for example, those designated on the OFAC SDN List or the Sectoral Sanctions Identifications List (“SSI List”), the EU Consolidated List of Financial Sanctions Targets (the “EU Consolidated List”) and the Consolidated List of Asset Freeze Targets maintained by Her Majesty’s Treasury (the “U.K. Consolidated List”). For example, we have closely engaged with Russian state-owned and other banks that are the target of U.S., EU, U.K. and other sanctions on our Mortgage Marketplace. In addition, because of the nature of our business, we do not generally know the identity of our customers. Therefore, we are not always able to screen them against the SDN List, the EU Consolidated List, the U.K. Consolidated List and other sanctions lists to confirm whether our customers are the target of sanctions. All dealings with sanctioned banks are conducted through our Russian operating companies. The Russian operating companies are not U.S., EU or U.K. persons and most of our employees, associates and affiliates are not U.S. EU or U.K. persons and, therefore, are generally restricted in dealings with U.S., EU or U.K. sanctioned persons only to the extent that those dealings involve a U.S., EU or U.K. nexus and are therefore subject to U.S., EU or U.K. jurisdiction. We do not believe that U.S., EU or U.K. persons are involved in activities with SDNs or persons on the EU Consolidated List or the U.K. Consolidated List, but if we are mistaken or if we cause a U.S., EU or U.K. person to violate applicable sanctions, then we could be exposed to legal risk under U.S., EU or U.K. sanctions. In some cases, non-U.S. companies are exposed to so-called “secondary sanctions” risk for doing business with U.S. sanctions targets including certain newly designated SDNs, which can include designation on the SDN List. The executive orders authorizing the U.S. sanctions provide that non-U.S. persons may be exposed to sanctions risk if, among other things, they materially assist, or provide financial, material or technological support for goods or services to, or in support of certain blocked or designated parties. Ongoing dealings with Russian banks, including certain banks designated as SDNs, on our Mortgage Marketplace may expose the Company to U.S. primary and secondary sanctions risk. Although our transactions and commercial relations with these entities are not legally prohibited by applicable sanctions, and we take steps to comply with applicable laws and regulations, should the sanctions regime with respect to these entities be widened, or should we fail to successfully comply with applicable sanctions, or become targeted by sanctions in the future, we may face negative legal and business consequences, including civil or criminal penalties, government investigations and reputational harm.

It is possible that existing sanctions regimes may be widened or that new sanctions may be imposed on our counterparties, or that we, our employees, associates or affiliates could become targeted by sanctions in the future, by the United States, the European Union, the United Kingdom or other jurisdictions, either as a result of the above activities or through a targeting of a broader segment of the Russian economy. This could have a material adverse effect on our business. For example, we might be unable to conduct business with persons or entities subject to the jurisdiction of the relevant sanctions regimes, including international financial institutions and rating agencies, transact in U.S. dollars, raise funds from international capital markets, acquire equipment from international suppliers or access assets held abroad. Moreover, if we become targeted by U.S., EU or U.K. sanctions, investors subject to the jurisdiction of an applicable sanctions regime may become restricted in their ability to sell, transfer or otherwise deal in or receive payments with respect to our ADSs, which could make the ADSs partially or completely illiquid and have a material adverse effect on their market value. We are also aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries, which could limit the liquidity of the ADSs and thereby have an adverse impact on their value. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on the price of the ADSs. Any of the above could have a material adverse impact on our business, financial condition, results of operations or prospects.

Risks Related to Our Business and Industry

We have incurred operating losses in the past and may never achieve or maintain profitability.

We incurred a loss of RUB 806 million, RUB 627 million and RUB 2,857 million in the years ended December 31, 2019, 2020 and 2021, respectively. We will need to generate and sustain increased revenue levels or decrease our expenses going forward to achieve profitability, and there can be no assurance that we will be successful in doing so, or that we will be able to maintain or increase profitability once achieved. We expect to continue the development and expansion of our business and anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. These expenses may prove higher than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset the expenses associated with such development and operations as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to achieve or maintain profitability in future periods. We cannot ensure that we will achieve profitability in the future or that, if we become profitable, we will be able to sustain or increase profitability.

Our path to profitability greatly depends on us maintaining our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and achieving and maintaining leading market positions in certain other cities and regions.

We own and operate a leading online real estate classifieds platform available primarily via our websites “Cian.ru” and “N1.ru” and via our Cian and N1 mobile applications. Through this platform, we offer (i) an opportunity to post real estate listings and to use our value-added services for both professional and private listing customers, which include real estate agents, real estate developers, individual sellers and renters (all referred to as “customers”); (ii) an opportunity to search real estate listings and to use our additional paid and free services for professional and private end-users visiting our platform (referred to as “users”) and (iii) additional services, such as advertisement placement, for third parties such as banks and other service providers for real estate transactions, as well as digital services facilitating transactions, such as Mortgage Marketplace and Online Transaction Services.

We believe that holding a leading position in an online real estate classifieds market significantly enhances our platform’s value proposition for our customers and users, as a high number of quality listings by customers attracts more users, helping to generate more leads for the customers, which, in turn, attracts more customers. As a result of these strong network effects, a market leader in this industry typically may benefit from operating leverage and greater potential opportunities to monetize its platform.

According to Company data, we believe that we currently have a leading position among online real estate classifieds platforms in the most populous Russian regions, including Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, based on (i) the share of leads to real estate agents and individual sellers (data for the first quarter of 2021; data for Ekaterinburg and Novosibirsk includes the N1 Group) and also (ii) the number of residential listings for purchases and for rent (excluding short term rentals) (as of April 1, 2021; data for Ekaterinburg and Novosibirsk includes the N1 Group). For further details, including definition and calculation of the number of leads, see “Presentation of Financial and Other information—Key Performance Indicators.” In line with our strategy, we also aim to achieve and maintain leading market positions in other regions, see “Business—Strategy— Continued expansion into Russian regions via organic growth and select M&A opportunities.”

Achieving or maintaining leading market positions is not guaranteed. For example, a decline in the number or quality of listings on our platform for any reason may render our platform less attractive to our users, which, in turn, may decrease the number of visitors to our platform and leads we generate for our customers. Average UMV is one of the key metrics of our platform traffic and our user engagement. Our average UMV consistently grew to 19.5 million in 2021 (including N1) from 16.5 million in 2020 and 13.4 million in 2019. If our average UMV stagnates or declines, it may have a significant negative effect on the development of our platform, our ability to generate leads to our customers and partners and, consequently, our business, results of operations, financial condition and prospects.

There is a general lack of exclusivity in the online real estate classifieds market, which allows the same property to be listed on multiple competing platforms simultaneously. Other platforms may offer superior interfaces, better overall experiences, or competitive features that we may not possess. Furthermore, those platforms may offer free listing services in markets where we do not. As a result of user churn due to these and other factors, such other platforms may become more attractive than ours for both customers and users due to their superior effectiveness in terms of number of users and, as a result, lead generation, as well as number of listings. If we are unable to maintain our current leading market positions, in particular, our leading market positions in Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, and if we are unable to achieve and maintain leading market positions in certain other regions, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

The online classifieds market is competitive, and we may fail to compete effectively with existing and new industry players, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We operate in a competitive market that is characterized by the network effect, in which a high number of customers’ listings attracts user traffic, and higher traffic typically results in more leads for our customers, which, in turn, attracts more listings and advertising. Our ability to attract customers depends on a variety of factors, including our ability to generate leads for our customers, the number and quality of our listings, the costs of listing on our platform, reliability of our websites and mobile applications and user-friendly interface, the scope of our value-added service offerings as well as our marketing efforts. If we are unable to meet our customer and user demand, we may lose them to our competitors. Our current or future competitors may be able to better position themselves and it may be difficult for us to accurately assess current, or predict future, competitive environment and competitive threats that we may face.

We face competition from a variety of digital market players and, in the case of the primary real estate market, from offline advertising media, all of which provide platforms and advertising space to customers. Our key competitors are other vertical classifieds platforms (i.e., platforms specializing in a single category of classifieds), which focus on real estate classifieds, and horizontal classifieds platforms (i.e., generalist online classifieds platforms that offer listings across various product categories, including real estate). Vertical classifieds platforms operating in Russia include DomClick, Yandex.Nedvizhimost and Square Meter. Horizontal classifieds platforms include companies like Avito and Youla.

Some of our competitors may be able to leverage significant resources that are not available to us. For example, in the vertical classified space, DomClick is owned by Sberbank, the major banking group in Russia, and benefits from the extensive customer base of Sberbank, with a significant inflow of its users being acquired through cross-selling efforts directed at the mortgage audience within the Sberbank group. Similarly, Square Meter is owned by VTB, another large Russian banking group. In the horizontal classified space, Avito is owned by the international internet conglomerate, Naspers, which enhances its access to a large audience and high brand awareness. Avito has recently invested in key personnel, launched certain new products that compete directly with our own, and engaged in extensive marketing campaigns.

These and other platforms may enjoy additional competitive advantages, such as greater financial, technical, human and other resources. For example, Yandex continues to invest in its real estate classified services and recently, as part of Yandex.Nedvizhimost, launched Yandex. Arenda, which is a separate service facilitating long-term rentals. Competition against companies that also operate major internet search engines, such as Yandex, is particularly exacerbated by our reliance on paid search advertising to help direct users to our sites, since internet companies and aggregators that own real estate platforms could potentially divert users to other online classifieds platforms. See also “—Our business could be negatively affected by unavailability of search engines, or updates or changes in search engine algorithms and pricing model.”

Furthermore, we may also face competition from platforms that offer short-term rentals, such as Airbnb and Booking.com, if these platforms begin placing greater emphasis on more comprehensive real estate offerings that appeal to our current users. We may also face competition from new entrants into the online real estate classifieds market. For example, recently Ozon, one of the largest Russian e-commerce platforms, announced a launch of its real estate marketplace in partnership with a real estate developer.

Additionally, in organizing their real estate search, users may choose to participate in grassroots or community-based initiatives that are increasingly being organized on horizontal classifieds platforms and through social media, such as Facebook and VKontakte.

Industry consolidation could also significantly impact our business and operating results. There has been a relatively high amount of merger and acquisition activity in our market in recent years, which may continue. For example, on October 6, 2021, the Federal Antimonopoly Service of Russia (“FAS”) rejected a proposed business combination between us and Avito. While, as of the date of this annual report, we are not aware of any contemplated business combination involving the Cian Group, in the future, a competitor, private equity firm or any other company may make a merger or an unsolicited takeover proposal, which may create additional risks and uncertainties with respect to our financial position, operations, strategies and management. Any perceived uncertainties may also affect the market price and volatility of our ADSs. Additionally, if any of our competitors consolidate, we may experience increased competition with consolidated entities having enhanced market power.

Some of the real estate agents or real estate developers in Russia may also form associations and establish their own real estate platforms and advertising channels, including through social media. In addition, we also compete with regional and local players. Given Russia’s large geographical coverage, our competitors operating on regional and local levels may enjoy certain competitive advantages, including greater brand recognition, stronger presence in a particular region and understanding of the local market and local demands, more favorable pricing alternatives and lower operating costs.

There can be no assurance that we will be able to compete successfully against other companies that provide similar services in the competitive environment in which we operate. If we are not able to compete effectively, it could result in us having to make changes to our strategy and business model, and it could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are heavily dependent on our brands and reputation.

Our success depends in large part on our “Cian” and “N1” brand family. In the markets where we are a market leader, our brands are particularly important as they benefit from, and are reinforced by, the network effects of our market-leading positions. We believe that our “Cian” brand enjoys market-leading brand awareness in Moscow and St. Petersburg, while our “N1” brand has a strong recognition in numerous regional markets, such as Ekaterinburg and Novosibirsk. However, our brands are also important in the markets where we are working to build our brand recognition and brand awareness.

Awareness and perceived quality and differentiation of our brands are critical aspects of our efforts to attract and expand the number of our customers and users. For example, it may be easier for our competition from horizontal platforms, such as Avito, to leverage their broader platform and build stronger brand awareness in the online real estate classifieds market. Furthermore, some of our competitors, particularly those owned by large Russian banking groups, such as DomClick, may benefit from larger marketing budgets and other resources in promoting their brand. See “—The online classifieds market is competitive, and we may fail to compete effectively with existing and new industry players, which could have a material adverse effect on our business, results of operations, financial condition and prospects.” If we fail to maintain, protect or enhance our brands, we may not be able to increase our prices if and as planned, or we may be required to increase our marketing or sales efforts, which could be costly or prove unsuccessful in avoiding customer and user churn.

Our reputation depends on the accuracy, completeness and timeliness of the listings information that we provide, although the accuracy and completeness of this data is often outside of our control. Furthermore, any events that cause our customers and users to believe that we have failed to maintain high standards of integrity, service, security and quality could affect our brand image or lead to negative publicity about the security, integrity or quality of our platform, which may damage our reputation or lead to loss of trust among our customers and users. We are susceptible to others damaging the reputation of our brands by, for example, posting low-quality listings, such as fraudulent or replicated listings, inappropriate content or inaccurate information on our platform. Such incidents may result in adverse publicity and harm our reputation and brands.

Furthermore, our brands and reputation also depend on our ability to maintain effective customer service, which requires significant personnel expense and which, if not managed properly, could significantly impact our profitability. If we are unable to properly manage or train our customer service representatives, it could compromise our ability to effectively handle our customers’ needs.

Our reputation further depends, in part, on positive customer reviews and ratings on social media platforms and application stores in respect of our mobile apps. In late 2021, we announced updates to our content policies to ban listings from our platforms that include discriminatory criteria. Several nationalist organizations responded by submitting negative comments and ratings on social media and in app stores (including GooglePlay and AppStore), which caused our app rating to decline significantly at a certain point. We have been actively working to have comments that violate the app stores’ policies removed, but we cannot provide any assurance that these measures will be sufficient for us to regain our app store ratings, or to thus repair any reputational harm that may have occurred. As social media use is prevalent and largely unpoliced in terms of type of comments that may be posted, there is the potential that additional negative reviews targeting our anti-discriminatory policy may negatively impact our brands and reputation in the future.

If we are unable to protect and maintain our brand recognition and reputation, or if we are required to make significant investments to protect our brands from competition or a deterioration in customer and user perception, we may experience a decline in demand for our services or an increase in operating costs, which, in turn, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our growth strategy is dependent on our marketing efforts and ability to attract new users.

Our long-term success depends in part on our ability to continue to attract more users and grow our audience in each of the markets we serve. Accordingly, we invest significant resources in marketing campaigns to increase brand recognition and, accordingly, our user base. Our operating results will suffer if our marketing expenditures do not contribute significantly to increasing our revenues.

Our marketing efforts may not succeed for a variety of reasons, including but not limited to, changes to search engine algorithms, ineffective campaigns across marketing channels and limited experience in certain marketing channels. External factors beyond our control may also affect the success of our marketing initiatives, such as filtering of our targeted communications by email servers, potential users failing to respond to our marketing initiatives and competition from third parties, including as a result of more effective marketing efforts of our competitors. Any of these factors could reduce the number of users choosing us as their real estate classifieds platform.

If we are unable to recover our marketing costs or if our marketing campaigns are not successful or are terminated, it could have a material adverse effect on our growth, results of operations and financial condition.

Our business is concentrated in certain geographic markets. Our failure to adapt to any substantial shift in real estate transactions from, or demand for services in these markets to other markets in Russia could adversely affect our financial performance.

For the years ended December 31, 2021 and 2020, Moscow and the Moscow region accounted for 73% and 78% of our Core Business segment revenue, respectively. Historically we also have held a strong market position in St. Petersburg and the Leningrad region. Local and regional conditions in Moscow, St. Petersburg and their respective regions may differ significantly from prevailing conditions in other parts of Russia. Accordingly, events that adversely affect demand for, and sales and rental prices of, real estate in these markets may disproportionately and adversely affect our business, financial condition and results of operations. Any downturn in demand or prices in any of our largest markets, particularly if we are unable to proportionately increase revenue from our other markets, could adversely affect growth of our revenue and market share or otherwise harm our business.

Our top geographic markets are primarily major metropolitan areas, such as Moscow, St. Petersburg, Ekaterinburg and Novosibirsk, where real estate prices, transaction volumes and competition are generally higher than in the majority of other geographic markets in Russia. If, in the future, people migrate to cities outside of the major metropolitan areas due to lower home prices or other factors, including as a result of outbreaks of diseases like the coronavirus (“COVID-19”), and if this migration continues to take place over the long term, the relative percentage of residential housing transactions may shift away from the markets where we have historically generated most of our revenue. Our inability to effectively adapt to any general market trends or shifts could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be significantly impacted by the health of the Russian real estate market and may be negatively affected by downturns in this industry and general economic conditions.

The success of our business depends, directly and indirectly, on the health of the Russian real estate market, which is affected, in part, by general economic conditions and other factors beyond our control (see “–Risks Relating to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations”). A number of macroeconomic factors could adversely affect demand for real estate, resulting in falling prices and decrease in our customer and user activities, including:

●	further deterioration of the Russian economic conditions;
●	adoption of new economic sanctions against Russia, corporate boycotts and countersanctions introduced by the Russian authorities;
●	the ongoing and future impact of the COVID-19 pandemic on the real estate market, including real estate buying, renting, selling, financing and shopping trends as well as any actions taken by governmental authorities in response to the pandemic;
●	increased levels of unemployment and/or slowly growing or declining wages;
●	increased interest rates;
●	weak credit markets;

●	inflationary conditions;
●	value declines or illiquidity in residential and/or commercial real estate;
●	lack of or significant decline in availability on the supply-side of the real estate market;
●	overall conditions in the real estate market, including macroeconomic shifts in demand, and increases in costs for property owners, such as property taxes, fees and insurance costs;
●	low levels of user confidence in the Russian economy and/or the Russian real estate industry;
●	adverse changes in local or regional economic conditions in the markets that we serve, particularly Moscow, St. Petersburg and their respective regions, and the regional Russian markets into which we are expanding;
●	increased mortgage rates or down payment requirements and/or restrictions on mortgage financing availability;
●	newly enacted and any potential future national, regional or local legislative actions that would affect the residential real estate industry generally or in our key markets, including (i) actions that could increase the tax liability arising from buying, selling or owning real estate, (ii) actions that would change the way real estate commissions are negotiated, calculated or paid, (iii) potential reforms that negatively affect to the mortgage market, and (iv) regulation of the real estate rental market;
●	volatility and general declines in the stock market; and/or
●	war, terrorism, political uncertainty, natural disasters, inclement weather, health epidemics or pandemics, acts of God and other events that disrupt local, regional or national real estate markets.

Our inability to effectively adapt to economic downturns could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be unable to adapt to structural changes in the real estate market in Russia prompted by decreased reliance on real estate market professionals due to technological innovation or changes in our users’ preferences or government intervention.

We derive the majority of our listing revenue from listings and related value-added services for customers that are real estate market professionals, including primarily real estate agents and agencies. Our current monetization strategy differs significantly for our professional customers and our customers who are individual sellers and renters, driven by the inherent differences in their needs and demands that we are serving. Unlike professional customers, individual sellers and renters typically only list the real estate that they own, which results in a very limited amount of listings from one particular customer. We consider these customers to be important for the depth of our listing base (and, as a result, attractiveness to users) and, in the majority of regions, we allow individual sellers and renters to post their listings free of charge, as we currently focus our monetization strategy on professional customers. If market preferences change such that these customers choose to be less reliant on the services of real estate professionals, such as agents, if the business of real estate professionals is disrupted by technological innovation or other factors or becomes obsolete for other reasons, as has been the case in various industries over the last few decades, our professional customers may significantly reduce their listings on our platform. Thus, if we are unable to respond to such structural change in an efficient manner by adjusting our product offerings, our monetization strategy or otherwise, it could have a material adverse effect on our business, results of operation, financial condition and prospects. For further details, see “—Technological changes may disrupt our business or the markets in which we operate and if we cannot keep pace our business could be harmed.”

Furthermore, any structural intervention by the Russian government, including any potential governmental support for any aspects of real estate business or online classifieds businesses in Russia, could create uncertainty and have a significant impact on the competitive dynamics. For example, according to its website, the Ministry of Construction is currently developing a draft law on the creation of the state information system for registration of the residential rental agreements. The system is expected to be wholly owned by the state, with the Ministry of Construction acting as a platform operator. According to the publicly available information, if the draft law is adopted, the tenant will have to pay a rent through the system that will be charging the commission in favor of the platform operator. It is unclear how this system, if enacted, can affect the online rental market; for instance, the requirement to pay additional commission to the operator may lead to a decline in rental deals advertised or conducted through online platforms.

In addition, the Russian government may support shifting sale or rent transactions online by opening access to government registry databases to real estate classifieds platforms or other similar providers. It remains unclear as to what extent, if at all, the Russian government may provide such access and, if so, who may receive such access and what the conditions may be for such access. In addition, if the Russian government decides to mandate any single entity that will be responsible for online real estate transactions in Russia generally, it may also significantly impact the market dynamics and our market share. If the government intervenes in the real estate market in manner adverse to us or in favor of our competitors, it could have a material adverse effect on our business, results of operation, financial condition and prospects.

Our business and results of operations may be affected by the cancellation of, or any changes to, the Russian mortgage subsidy program and other government support programs.

We generate a significant part of our revenue from the lead generation services for real estate developers. Therefore, our revenues and results of operations are significantly affected by the availability of mortgage financing and lower interest rates, which typically increase the demand for the primary real estate and, consequently, are important factors affecting the leads generated for the real estate developers through our platform. In April 2020, the Russian government instituted a mortgage subsidy program intended to support the construction sector of the economy by offering subsidized mortgages. Under this program, the government compensates participating banks for lowering their interest rates on mortgages for primary real estate. The program has had a strong positive effect on consumer demand for real estate purchases and, accordingly, the sales of real estate developers and their demand for our services as well as our ability to efficiently generate increasing numbers of leads. Our lead generation revenue, which is driven by primary real estate developers, increased by 34% in the year ended December 31, 2021 and by 59.6% in the year ended December 31, 2020. For further details see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Macroeconomic Environment and the Russian Property Market.” Off the back of this strong underlying real estate market, we were able to increase our fees charged for generated leads. We believe that our competitive pricing allowed us to increase our fees without losing our developer base. In order to maintain our competitive advantages, we may not be able to increase our lead generation fees in the future, which will result in a revenue growing at a slower pace or declining.

In July 2021, the mortgage subsidy program was extended until July 2022 on amended terms, including increase of the mortgage interest rate ceiling from 6.5% to 7.0% and decrease of the maximum subsidized mortgage size from up to RUB 12 million for Moscow, the Moscow region, St. Petersburg and the Leningrad region (and RUB 6 million for other regions) to up to RUB 3 million across all regions. If the program is cancelled or further amended in an adverse manner, the demand for primary real estate may significantly decrease, which in turn may affect our ability to generate leads and, correspondingly, revenue generated from the leads to real estate developers. In addition, the sharp rise in interest rates caused by the Central Bank of Russia’s key interest rate hike may have a materially negative impact on the Russian mortgage market. Decreased availability of mortgage loans and high interest rates will directly impact the volume of mortgage deals on the market and, as a consequence, our revenue. There can be no assurance that government support measures will be introduced for the construction or real estate sector and, even if introduced, will prove to be successful in bolstering real estate transaction volumes. See also “–Risks Relating to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.”

Furthermore, there are currently various other governmental support programs in the real estate market designed to help real estate development and mortgage uptake by, among others, families, those living in the Russian Far East, and rural communities. We believe that such programs have also impacted the Russian real estate market and its competitive dynamics. We believe that their cancellation, or any significant changes to such programs, could also have a material adverse effect on our business, results of operation, financial condition and prospects, specifically our revenue from lead generation services and the growth of our Mortgage Marketplace segment.

The COVID-19 pandemic and other public health crises, natural disasters or other catastrophic events may significantly limit our ability to conduct business as normal, disrupt our business operations and materially affect our financial condition.

The COVID-19 pandemic had a significant impact on the economies of most countries, including Russia. The pandemic has resulted in numerous deaths, and the governments of more than 80 countries across the world, including Russia, introduced measures aimed at preventing the further spread of COVID-19, including, among others, travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, quarantines and the imposition of both local and more widespread “work from home” measures. For example, in March 2020, to slow the spread of COVID-19, the Russian government imposed a country-wide lockdown, introducing several “non-working weeks,” bans on public events, closures of public places, border controls and travel and other restrictions. On multiple occasions in 2021 and 2022, including due to the spread of the highly transmissible Delta variant and the recently-discovered Omicron variant, there have been further spikes in incident rates of COVID-19 in Moscow and numerous other Russian regions, and the governmental authorities introduced a number of recommendations and restrictions.

The COVID-19 pandemic, its broad impact and preventive measures taken to contain or mitigate the pandemic have had, and are likely to continue to have, significant negative effects on the Russian and global economy, employment levels, employee productivity, residential and commercial real estate and financial markets. This, in turn, has and may increasingly have a negative impact on our customers and users, their ability to effectuate real estate transactions, and in turn, our profitability and ability to operate our business.

In 2020, in response to the COVID-19 pandemic, we introduced several measures to address its effects on our business and customer and user base. Specifically, to support our customers in these unprecedented circumstances, in April 2020, we temporarily suspended monetization of our listing services across all cities and regions, including Moscow, the Moscow region, St. Petersburg and the Leningrad region. We reinstated the monetization of our listing services in Moscow, the Moscow region, St. Petersburg and the Leningrad region in July 2020, with certain discounts being introduced in the third quarter of 2020. In 2021 and 2022, we continued to reinstate monetization in certain other regions in accordance with our monetization strategy and principles. Our listings monetization in some remaining regions remains temporarily suspended and its potential reintroduction as well as regular price increases are being assessed regularly on a region-by-region basis. We believe that this suspension in monetization of our listing services was one of the main drivers of a 4.0% decrease in our listing revenue in 2020. Furthermore, during the outbreak, we instituted a work-from-home policy for our employees, suspended a significant part of our marketing and advertising activities, particularly offline marketing and advertising, reduced discretionary spending, paused hiring for non-critical roles, restricted employee travel and switched to virtual meetings. For further details see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Macroeconomic Environment and the Russian Property Market and the Impact of the COVID-19 Pandemic.” Should the COVID-19 pandemic continue to intensify or should any other global health crises or epidemics arise, we may need to re-introduce these or more severe measures to mitigate the potential adverse consequences for our business operations and our customers’ and users’ financial condition.

The full extent to which the COVID-19 pandemic may impact our financial results, including as a result of its possible impact on the economy, is not certain. The real estate industry is affected by all of the factors that affect the economy in general, and the commercial real estate market was among the hardest hit by the pandemic. There continue to be significant uncertainties associated with the COVID-19 pandemic, including the severity of the disease, its potential variants, the duration of the outbreak and the timing of vaccine rollouts. If the outbreak lasts for a prolonged period in the regions in which we operate, the economy could suffer substantially from the measures and restrictions taken to combat the virus, which would in turn have an adverse impact on the general real estate industry as well as the real estate advertising industry, including our business. To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of exacerbating many of the other risks described in this “Risk Factors” section.

Furthermore, we operate in all key metropolitan areas in Russia, including Moscow, St. Petersburg, Ekaterinburg and Novosibirsk and our operations and customer and user base are vulnerable to natural disasters and other catastrophic events. Although the majority of our workforce has shifted to a remote work environment, we maintain large employee populations in Moscow and St. Petersburg. An earthquake or other natural disaster or catastrophic event in any of these cities could disrupt our engineering, sales and operations teams as well as equipment critical to the operation of our business. Similarly, a significant natural disaster or other catastrophic event in any major Russian city could negatively impact a large number of our real estate customers and users and cause a decrease in our revenue or traffic.

Our systems and operations, and the systems and operations of other participants in the real estate industry, were impacted, and continue to be impacted, by the COVID-19 pandemic and are further vulnerable to interruptions by natural disasters, public health crises and other catastrophic events such as pandemics, earthquakes, hurricanes, fires, floods, power losses, telecommunication failures, cyber-attacks, wars, civil unrests, terrorist attacks and similar events.

If we are unable to develop adequate business continuity and disaster recovery plans to ensure that our business continues to operate during and after a disaster or catastrophic event, and successfully execute on those plans in the event of a disaster, catastrophic event or other emergency, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may fail to establish and maintain important relationships with our customers and certain other parties.

Our ability to attract customers and users to our platform depends, to a large degree, on the quantity and the quality of listings and the quality and breadth of our suite of services, all of which is pivotal to the generation of leads. As part of our operations, we aim to establish and maintain relationships with a number of customers, such as large real estate agencies and real estate developers. For further details relating risks to our relationships with real estate developers, see “—Our business and results of operations may be affected by the cancellation of, or any changes to, the Russian mortgage subsidy program.” Furthermore, the development of certain new initiatives, such as Mortgage Marketplace, may depend on our ability to establish and maintain strong relationships with certain third parties, such as the leading Russian banks. In addition, in connection with development and advancement of our End-to-End Offering products, we may also, from time to time, partner, or otherwise depend on contractual arrangements, with banks and other third parties. Our inability to establish or maintain such relationships could have a material adverse effect on our business, results of operations, financial condition and prospects.

Generally, most of our arrangements with customers are short-term, typically for less than a month or on a month-to-month basis. These arrangements may also be terminated with limited notice or cause. We may not succeed in retaining existing customer relationships and customers’ spending, or capturing a greater share of such relationships or spending, if we are unable to convince our customers of the effectiveness and superiority of our products and services as compared to alternatives. The loss of a significant portion of our existing customer relationships, any potential changes to our rights to use or to timely access our customer and user data, our inability to continue to add new customers or changes to the way real estate information is shared, may lead to a decline in the quantity of our listings and result in us covering a smaller universe of properties. This could markedly reduce customer confidence in our products and services and cause customers or users to go elsewhere for real estate listings and information. In addition, we continually evaluate and utilize various pricing and value delivery strategies to better align our revenue opportunities with the growth in our platform usage. Future changes to our pricing or monetization methodologies may cause our customers to reduce or end their engagements with us, see “—The implementation of our subscription model may not materialize as expected.” Any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

The real estate developers market in Russia is concentrated and therefore we, to a certain extent, depend on our continued relationship with a number of large real estate developers. In recent years, there has also been a shift of the developers’ advertising budgets from offline to online advertising (for further details, see “Industry—Russian Real Estate Advertising Market”) and our ability to capitalize on this trend, as well as our ability to increase lead generation revenue, depend on our ability to retain and enhance our relationships with large real estate developers. If the real estate developers terminate or substantially reduce their business with us or, if in order to retain our business with the real estate developers, we have to change our monetization policy, this could have a material adverse effect on our business, results of operation, financial condition and prospects.

Furthermore, if our customers or other third parties reduce or end their advertising spending with us, our business could be harmed. Our business depends in part on revenue generated through advertising sales to real estate agents, real estate developers and other real estate professionals and service providers for real estate transactions. Our ability to generate advertising revenue depends on a number of factors, including how successfully we can offer an attractive return on investment to our real estate partners for their advertising spending with us and our ability to continue to develop our advertising products and services to increase adoption by and engagement with our real estate partners. Future changes to our pricing for advertising services or product and service offerings may cause real estate partners to reduce or end their advertising with us. If our real estate partners reduce or end their advertising spending with us, or if we are unable to effectively manage pricing, it could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our business could be negatively affected by unavailability of search engines, or updates or changes in search engine algorithms and pricing model.

We have customarily relied on internet search engines, such as Google and Yandex, including through the purchase of sales and marketing-related keywords and the indexing of our web pages, to generate a significant portion of the traffic to our platform. Some search engines may no longer be or become available to us or our users due to the recent geopolitical events resulting in many international corporations exiting the Russian market or being restricted by Russian authorities from providing their services within the territory of Russia (see “—Risks Relating to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations”). For example, Google recently suspended all online advertising sales in Russia in response to demands by the Russian communications regulator Roskomnadzor to stop displaying ads containing purportedly inaccurate information regarding casualties due to the conflict in Ukraine. Without access to the Google search engine or certain other online advertising services, we will be required to invest in alternative channels to market our services and generate traffic to our platform. Should our investments in alternative channels prove to be less effective or less efficient than our prior marketing investments, we may not be able to attract a comparable amount of user traffic to our platform, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Furthermore, search engines frequently update and change the algorithms that determine the placement and display of results of a customer’s or user’s search. There is a risk that search engines may sometimes do so in a manner that favors particular content, including their own. For example, the FAS investigated Yandex in April 2021 for promoting its own services in its search results, which allegedly lead to a discriminatory effect on listing providers, including real estate classifieds platforms. Yandex reached a settlement with the FAS in January 2022 by agreeing to comply with all requirements of the FAS warning, including adoption of a special policy, conducting of an annual independent audit and introducing other measures.

If a major search engine updates or changes its algorithms in a manner that negatively affects the placement of our platform in the search results, or if competitive dynamics impact the costs or effectiveness of search engine marketing or other traffic-generating arrangements in a negative manner, it could have a material adverse effect on our business, results of operations, financial condition and prospects. See also “—The online classifieds market is competitive, and we may fail to compete effectively with existing and new industry players, which could have a material adverse effect on our business, results of operations, financial condition and prospects.”

In addition, a certain amount of traffic is directed to our websites through participation in pay-per-click and display advertising campaigns on search engines, such as Google and Yandex. Pricing and operating dynamics for these traffic sources can change rapidly, both technically and competitively, and any increases in prices by search engines could have a material adverse effect on our business, results of operations, financial condition and prospects.

Technological changes may disrupt our business or the markets in which we operate and if we cannot keep pace our business could be harmed.

The online classifieds market has been constantly and rapidly evolving, with frequent technological changes, new product and service introductions, evolving industry standards, changing customers’ needs and the entrance of new market players. The dynamics and future developments of the online classifieds market, and specifically the online real estate classifieds market, depend on a variety of factors, most of which are outside our control. Our expectations with respect to technological and market changes may prove inaccurate, and we may fail to timely identify or execute appropriate product or service development targets. Innovation cycles are increasingly fast paced and require constant investment.

To remain competitive, we must continue to enhance and improve the interface, functionality and features of our platform. These efforts may require us to develop internally, license or acquire increasingly complex technologies. In addition, some of our competitors are continually introducing new products, services and technologies, which may require us to update or modify our own technology to keep pace. As an example of technological change, we believe the industry is currently experiencing an ongoing transition of real estate transactional execution, including paperwork, online to streamline the transaction process. See also “—We may be unable to adapt to structural changes in the real estate market in Russia prompted by decreased reliance on real estate market professionals due to technological innovation or changes in our users’ preferences or government intervention.” As such, we believe that our ability to meet the necessary technological and regulatory requirements, including our ability to get access to the necessary governmental databases, and offer our customers and users access to such services and seamlessly implement such services on our platform would be critical to the future development of our business. If we fail to offer our customers new technological solutions in accordance with market trends or if we fail to launch innovative products in time and ahead of our competitors, we may lose our competitive edge and our market share, which may adversely affect our business, results of operations, financial condition and prospects.

We depend heavily on our ability to drive and to adapt to technological changes and innovation. Developing and integrating new services and technologies into our existing businesses could be expensive and time consuming. Furthermore, such new features, functions and services may not achieve market acceptance or serve to enhance our brand loyalty. Any failure to innovate, or to respond quickly and effectively to technological or other advances, emerging industry standards or business models, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our continued growth depends on our ability to successfully implement our strategy, which is subject to a variety of risks and uncertainties, including regulatory risks.

Our strategy includes the following key elements: (i) enhancement of monetization in secondary and commercial real estate verticals, (ii) online penetration growth in the primary real estate vertical as developers shift marketing online, (iii) continued expansion into the Russian regions through organic growth and select M&A opportunities, and (iv) development of an end-to-end real estate platform, comprising new business lines and new service offerings. For further details, see “Business — Our Strategy.” There is no assurance that we will be able to implement and successfully manage our strategy or that this strategy will be effective or profitable.

For instance, our ability to enhance monetization in the secondary and commercial real estate verticals in our core regions and other regions, as well as online penetration growth in the primary real estate vertical depends on a number of factors, including our market position, growth and further expansion of our value-added services as well as development of new services and offerings. In this context, we may be restricted, due to market forces or otherwise, from implementing price increases, or we may fail to successfully develop and introduce new services and offerings, either of which may result in higher churn and lower than expected growth rates as well as a potential loss of market share to our competitors. See also “— We may devote significant costs and management time to the implementation of new initiatives, including development of new business lines and new service offerings, as well as certain strategic regional expansion efforts, with no guarantee of success.” Our expansion into the Russian regions through organic growth and selective acquisitions depends on our ability to compete effectively with existing market players and new entrants, to achieve the business synergies with acquired business and to respond to users and customer demands in particular regions. Furthermore, implementation of our strategy to increase our monetization of the secondary residential and commercial real estate verticals and development of an end-to-end real estate platform with new service offerings may prove to be challenging in light of recent geopolitical events and the deterioration of Russian economic conditions (see “—Risks Relating to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations”).

In addition, our strategies will require us in the future to devote financial and operational assets and management time to their execution. Our success also depends on our ability to appropriately manage our expenses associated with the growth as we invest in our strategic development.

Furthermore, in order to boost our strategy of developing a leading end-to-end real estate platform and excel beyond our current targets (for further details, see “Business — Our Strategy — Development of end-to-end real estate platform”), we may need to obtain certain licenses, permits or registrations to strengthen service offerings. Such licensing or compliance processes may be time consuming and expensive, and we may not be successful in acquiring any newly required licenses or permits. For example, in connection with the SmartDeal acquisition, we expect to gain access to its cryptographic license, which has resulted in a delay in the consummation of the acquisition until regulatory clearance has been granted for the license. If we fail to obtain and maintain required licenses, permits or registrations or comply with the attendant legal requirements, we may face fines, penalties, sanctions, experience a loss of revenues or have to discontinue providing certain services and suffer a competitive disadvantage.

Among other things, in order to develop and enhance our Mortgage Marketplace, we have applied for access to the status of a financial platform operator as stipulated under the recently adopted Federal Law No. 211-FZ “On Performing Financial Transactions Using a Financial Platform” dated July 20, 2020 (“Financial Platform Law”). Under this law, entities that operate platforms matching financial services providers with consumers may apply for the financial platform operator status through inclusion in a specialized register maintained by the Central Bank of Russia (“CBR”). It is expected that such status will afford access to certain standardized customer information on government-ran electronic systems and databases. As of the date of this annual report, we are still awaiting a response from the CBR regarding approval of our status as a financial platform operator.

We believe that access to the financial platform operator status could help us in further advancement of our Mortgage Marketplace. Such status, however, is subject to certain requirements, including a restriction on foreign ownership, which we currently are unable to comply with. In order to assist us in obtaining access rights to the financial platform operator status, our Chief Executive Officer, Maksim Melnikov, has agreed to establish a company which have applied for such financial platform operator status. We have a participation in this company as an equity investor. To facilitate this process, we extended certain loans to Mr. Melnikov’s company which, prior to our initial public offering, were either discharged or written off, in each case without the right to re-borrow. (for further details, see “Related Party Transactions — Agreements with Board Members and Executive Officers”).

There can be no assurance that we will be able to obtain access to the status of a financial platform operator or, even if we obtain such access, that we will be able to maintain it on terms satisfactory to us or at all. Moreover, the Financial Platform Law is new and remains largely untested. Its interpretation and enforcement may involve significant uncertainties. As a result, there can be no assurance that any structure we devise for such purpose will be able to satisfy the applicable regulatory requirements. We may be found to be in violation of relevant laws and regulations relating to financial platform operators if our proposed arrangements in this regard are deemed to be inconsistent with the regulatory framework.

If we are unable to implement our growth strategy, or if our new initiatives do not yield the expected results, our business, financial condition and results of operations could be materially adversely affected. If we fail to obtain any licenses or permits that are required or desirable for our business, our development and growth prospects may suffer and, if our competitors have better access to such licenses and permits, we may lose our customers and market share. Any failure by us to manage these and multiple other risks associated with implementing our growth strategy successfully could materially and adversely affect our business, financial condition and results of operations.

We may devote significant costs and management time to the implementation of new initiatives, including development of new business lines and new service offerings, as well as certain strategic regional expansion efforts, with no guarantee of success.

The industries for residential and commercial real estate transaction services, technology, information platforms and advertising are dynamic, and the expectations and behaviors of customers and users shift constantly and rapidly.

Our success depends on our continued effort to introduce new initiatives, including development of new business lines and new service offerings. As a result, we must continually invest significant resources into research and development, including hiring of relevant personnel, in order to improve the attractiveness and comprehensiveness of our products and services and adapt to changes in technology and customer and user preferences. It is costly to introduce new initiatives and they may fail to achieve the targeted financial results and other performance indicators. Our new initiatives, including launching of new businesses lines that have not been tested on the Russian market, may fail to attract or engage our customers or users, and may reduce confidence in our products and services, negatively impact the quality of our brands, expose us to increased market or legal risks, subject us to new laws and regulations or otherwise harm our business. We may have to expend significant time and resources before we find a product’s market fit, or fail to find it altogether, in which case we may lose the money and time spent. For example, we recently decided to discontinue the services offered by our C2C segment due to the lack of its market fit within our business model.

Furthermore, in order to expand our platform as part of our strategy, we may attempt to expand our presence in certain regional markets in Russia through organic growth and selective acquisitions. We may be unable to reach and maintain the desired market share in these regional markets, and we may fail in our efforts to monetize such expansion efforts.

If we are unable to provide products and services that are sought after by our customers and users on devices they prefer, then they may become dissatisfied and use competitors’ mobile applications, websites, products and services. If we are unable to successfully innovate, we may be unable to retain our current customers and users or attract additional ones, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The implementation of our subscription model may not materialize as expected.

Historically, our pricing model has primarily focused on selling listings to real estate professionals on our platform on a pay-per-listing, or listing package, basis. Under this arrangement, our customers may take down their listings to avoid additional spending anytime they believe the listings may not be generating sufficient views, for example during weekends or holiday periods. In order to improve our operating results, stimulate our revenue growth as well as provide additional convenience for our customers and maintain a robust listing base, in June 2020, we introduced a new subscription-based model for customers, which allows our customers to list their properties and use some of our value-added services for a monthly fee. Under this model, the customers have little economic incentive to take down listings during periods of lower user traffic and are generally incentivized to maintain a certain level of listings from period to period. In addition, we introduced special discount systems within the subscription-based model that incentivize our customers to use our subscription-based model and maintain a certain level of subscription. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Changes in Our Pricing Models, Monetization Strategy and Penetration of our Value-Added Services.”

While we aim to incentivize customer migration to the subscription-based model by offering various customer discounts as well as providing additional value-added services to our customers, there is no guarantee that our subscription model will develop as expected. In particular, the introduction of this new model may develop slower than expected, and the implementation of the model may not be successful across all regions and across all customer groups. Our current or potential customers may determine that there is no compelling business justification for subscription to our listing services and may choose to stay or shift back to our pay-per-listing model or to choose our competitors’ services instead. We may be required to modify our subscription model, for example, by adjusting prices or included services, or abandon it altogether, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Ensuring that we have adequate internal controls over financial reporting in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be frequently re-evaluated. Our internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the International Financial Reporting Standards. In connection with our initial public offering, we began the process of documenting, reviewing, and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. Prior to our initial public offering, we had already begun recruiting additional finance and accounting personnel with certain skill sets that we need as a public company, and continue to do so. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may be unable to produce timely and accurate financial statements.

Implementing any appropriate changes to our internal controls may distract our officers and employees, entail substantial costs to modify our existing processes, and take significant time to complete. These changes may, however, prove ineffective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could have a material adverse effect on our business, results of operations, financial condition and prospects.

We have identified significant deficiencies in our internal controls over financial reporting, including our information technology general controls. If we are unable to remediate these deficiencies, or if other deficiencies or material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Prior to our initial public offering we were a private company with limited accounting and financial reporting personnel and other resources with which we address our internal controls over financial reporting. In the course of preparing our consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019, we identified certain significant deficiencies in our internal control environment. A “significant deficiency” is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. In particular, in the course of preparing our financial statements for the years ended December 31, 2021, 2020 and 2019, we identified certain significant deficiencies in our internal control environment, including deficiencies relating to (i) insufficient segregation of duties and controls over change management in our IT systems and (ii) insufficient controls over access management controls over access management in our IT systems.

To remediate identified significant deficiencies, during the period covered by this Annual Report, we adopted several measures intended to improve our internal controls, including:

(i)	engaging a “big four” accounting advisory firm to review our existing control environment, recommend necessary changes and assist us in designing and implementing improved internal processes and controls;
(ii)	developing a detailed action plan to address gaps identified in our internal controls over financial reporting;
(iii)	commencing implementation of the relevant controls and appropriate procedures over change management and access management processes in our informational systems to address the identified significant deficiencies, including:
(A)	reviewing and formalizing the change management process;
(B)	introducing segregation of duties throughout the change management process;
(C)	implementing a full software development lifecycle procedure including testing and change approval;
(D)	establishing processes designed to ensure the storage of the evidences of related control procedures; and

(E)	implementing a formal access management process designed to ensure appropriate approval procedure for changes in access rights and permissions.

However, implementation of these measures may not fully address the significant deficiencies identified in our internal controls over financial reporting, and we cannot assure that we will be successful in remediating the significant deficiencies. Our failure to correct the significant deficiencies or our failure to discover and address any other deficiencies or potential material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Management’s initial certification under Section 404 is expected to be required with our second annual report on Form 20-F. In support of such certifications, we will be required to make significant changes and enhancements, including hiring personnel with relevant experience in necessary functions. In addition, once we cease to be an “emerging growth company,” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. As a result, we anticipate investing significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years.

While documenting and testing our internal control procedures, and in order to satisfy the future requirements of Section 404, we may identify other deficiencies or potential weaknesses in our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, as these standards are modified, supplemented or amended, from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404.

Generally, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our issued equity instruments, including the ADSs, may be materially and adversely affected. Additionally, ineffective internal controls over financial reporting could expose us to increased risk of fraud or misuse of corporate assets, and subject us to potential delisting from the stock exchange, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may make acquisitions, divestments and investments, which could result in operating difficulties and other harmful consequences.

From time to time, we may evaluate a wide array of potential strategic opportunities, including acquisitions, divestments and investments. Potential successful growth through acquisitions is dependent upon our ability to identify suitable acquisition targets, conduct appropriate due diligence, negotiate transactions on favorable terms and ultimately complete such acquisitions, and integrate acquired entities, including taking steps to retain key personnel of the acquisition targets. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all, or that we will be able to obtain necessary financing or regulatory approvals to complete the potential acquisitions.

Acquisitions may not result in the intended benefits to our business, and we may not successfully evaluate or utilize the acquired products, technology or personnel, or accurately forecast the financial impact of an acquisition transaction. The process of integrating an acquired company, business or technology could create unforeseen operating difficulties and expenditures. The areas where we face risks include, among others: diversion of management time and focus from business operations to acquisition integration tasks; customer and industry acceptance of products and services offered by the acquired company; implementation or remediation of controls, procedures and policies at the acquired company; coordination of product, engineering, and sales and marketing functions; retention of employees from the acquired company; liability for activities of the acquired company before the acquisition; litigation or other claims arising in connection with the acquired company; and impairment charges associated with goodwill and other acquired intangible assets.

For example, in February 2021, as part of our regional strategic expansion efforts, we acquired the N1 Group. While the N1 Acquisition is complete and we have substantially integrated N1 into our operations, the acquisition remains subject to a number of risks, including undiscovered liabilities and lack of synergies. For specific risks related thereto, see “—Risks Related to the N1 Acquisition.”

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities, and could have a material adverse effect on our business, results of operations, financial condition and prospects.

We depend upon retaining and attracting current and prospective highly skilled directors, executives and other personnel, and a loss of these persons or our culture could adversely affect our market position and business.

Our business depends on the efforts and talents of motivated and experienced directors, executives and other highly skilled employees, including particularly software engineers and other IT personnel, marketing professionals and sales staff. We need to attract, develop, motivate and retain highly qualified and skilled employees, and any failure to do so could materially adversely affect our business, financial condition and results of operations. Likewise, the failure to maintain our business culture of innovation and achievement, particularly as a public company, could constitute a significant obstacle in our future hiring initiatives of highly skilled and motivated employees and executives, and in attracting highly skilled directors.

The loss of any of our board members, our senior management or key employees could materially impact our ability to execute our business plan and strategy, and we may not be able to find adequate replacements in a timely manner. The market for highly skilled directors, senior management or other key employees is limited. We also do not currently maintain insurance coverage for loss of key management. Our hiring potential is significantly dependent on our reputation and publicity. If we do not succeed in attracting well-qualified directors, executives and other employees or retaining and motivating existing directors, executives and other employees, it could have a material adverse effect on our business, results of operations, financial condition and prospects. As of the date of this Annual Report, one of our independent directors has resigned from our board of directors as a consequence of the military conflict between Russia and Ukraine and resulting imposition of sanctions and other measures (see “—Risks Relating to the Russian Military Operation in Ukraine—Our business may be affected by sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine”). As the general confidence in investments in Russia and Russian businesses has decreased dramatically since the commencement of those military hostilities, we may encounter difficulties finding suitable replacements for departing directors, especially independent directors, which could result in our being in breach of our corporate governance policies or the listing rules of the NYSE for a period of time. Furthermore, any depletion of in our board members could have a negative impact on the ability of our board of directors to approve certain transactions in timely manner or at all.

Our fraud detection processes and information security systems may not successfully detect all fraudulent activity by third parties aimed at our employees or customers, which could adversely affect our reputation and business results.

Third-party actors have attempted in the past, and may attempt in the future, to conduct fraudulent activity by engaging with our customers by, for example, posting fake real estate listings on our sites and attempting to solicit personal information or money from customers, and by engaging with our employees by, for example, making fake requests for transfer of funds or sensitive information. Though we have sophisticated fraud detection processes and have taken other measures to identify fraudulent activity on our mobile applications, websites and internal systems, we may not be able to detect and prevent all such activity. Similarly, the third parties we use to effectuate these transactions may fail to maintain adequate controls or systems to detect and prevent fraudulent activity. Persistent or pervasive fraudulent activity may cause our customers and users to lose trust in us and decrease or terminate their usage of our services, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to claims, suits, government investigations and other proceedings that may result in adverse outcomes.

We are, from time to time, involved in, or may in the future be subject to, claims, suits, government investigations and proceedings arising from our business, including actions with respect to intellectual property, advertising, privacy, consumer protection, information security, real estate, data protection or law enforcement matters, tax matters, labor and employment and commercial claims, as well as actions involving content generated by our customers. Such claims, suits, government investigations and proceedings are inherently uncertain, and their results cannot be predicted. Regardless of the outcome, any such legal proceedings can have an adverse impact on us because of legal costs, diversion of management time and other factors. In addition, it is possible that a resolution of one or more of such proceedings could result in reputational harm, liability, penalties or sanctions, as well as judgments, consent decrees or orders preventing us from offering certain features, functionalities, services or requiring a change in our business practices or technologies, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We are exposed to the risk of violations of anti-corruption laws, anti-money laundering laws, and other similar laws and regulations.

We operate and conduct business in Russia, where there may be a heightened risk of fraud, money laundering, bribery and corruption. We have policies and procedures designed to assist in compliance with applicable laws and regulations and we may be subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the U.K. Bribery Act 2010 (the “Bribery Act”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. The provisions of the Bribery Act extend beyond bribery of government officials and create offences in relation to commercial bribery. These provisions are more stringent than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. In particular, the Bribery Act (unlike the FCPA) does not require proof of corrupt intent to be established in relation to bribery of a public official and also creates offences for being bribed as well as bribing another person. Furthermore, unlike the vicarious liability regime under the FCPA, whereby corporate entities can be liable for the acts of their employees, the Bribery Act also includes an offense applicable to corporate entities and partnerships, which carry on part of their business in the U.K. and fail to prevent bribery, which can take place anywhere in the world, by persons who perform services for or on behalf of them, subject to a defense of having adequate procedures in place to prevent the bribery from occurring. This offence can render parties criminally liable for the acts of their agents, joint venture, or commercial partners even if done without their knowledge, thereby making the Bribery Act even more expansive than the FCPA.

While we maintain internal compliance policies and procedures designed to provide reasonable assurance that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject, we cannot provide any assurances that these policies and procedures will be followed at all times or effectively detect and prevent all violations of the applicable laws and every instance of fraud, money laundering, bribery and corruption. We can provide no assurances that violations of applicable anti-bribery or money laundering laws, including the FCPA or the Bribery Act will not occur. As a result, we could be subject to potential civil or criminal penalties under relevant applicable laws. In addition, such violations could also negatively impact our reputation, and consequently, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Some of our potential losses may not be covered by insurance, and we may not be able to obtain or maintain adequate insurance coverage.

The insurance industry in Russia is not yet fully developed, and many forms of insurance protection common in more developed countries are not yet fully available or are not available on comparable or commercially acceptable terms. Accordingly, while we hold certain mandatory types of insurance policies in Russia, we do not currently maintain insurance coverage for business interruption, property damage or loss of key management personnel. We do not hold insurance policies to cover for any losses resulting from counterparty and credit risks or fraudulent transactions. There are also certain losses, including losses from certain security breaches, litigation, regulatory action, and others, for which we may not be insured because it may not be deemed economically feasible or prudent to do so, among other reasons. We also do not generally maintain separate funds or otherwise set aside reserves for most types of business-related risks. Accordingly, our lack of insurance coverage or reserves with respect to business-related risks may expose us to substantial losses, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to the N1 Acquisition

The N1 Group may have liabilities that are not known, probable or estimable at this time.

As a result of the N1 Acquisition, the N1 Group became our subsidiary, and we remain subject to all of its liabilities. See “Business—N1 SPA.” There could be unasserted claims or assessments that we failed or were unable to discover or identify in the course of performing due diligence investigations of the N1 Group. In addition, there may be liabilities that are neither probable nor estimable at this time that may become probable or estimable in the future. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our financial results. We may learn additional information about the N1 Group that adversely affects us, such as unknown, unasserted or contingent liabilities and issues relating to compliance with applicable laws.

Without limitation to the generality of the foregoing, the N1 Group is subject to various rules, regulations, laws and other legal requirements, enforced by governments, regulatory agencies and other public authorities. Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by the N1 Group or any of the N1 Group’s directors, officers, employees or agents could have a significant impact on the N1 Group’s business and reputation and could subject the N1 Group to, among other things, fines and penalties and criminal, civil and administrative legal sanctions, including potential restrictions or limitations on services, resulting in reduced revenue and profits. Such misconduct could include the failure to comply with regulations prohibiting bribery, control over financial reporting, money laundering, breaches of economic sanctions and any other applicable laws or regulations. Any such instances, individually or in the aggregate, could have a material adverse effect on our business, results of operations, financial condition and prospects.

The synergies attributable to the N1 Acquisition may vary from expectations.

Following our acquisition of the N1 Group, we began and have since completed the process of integrating its business with ours by aligning its operational structures and migrating its divisions under the control of the Cian Group management. In July 2021, as part of our integration of the N1 Group, we launched a listing algorithm, which allows for simultaneous posting of listings on both the Cian and N1 websites and mobile applications once posted on any one of them. We are planning to maintain N1 website and mobile application in the mid-term for the convenience of N1’s users. Although we expect substantial synergies between our businesses, we may fail to realize the anticipated benefits and expected synergies from the N1 Acquisition and our business, results of operations, financial condition and prospects may be materially adversely affected.

The success of the N1 Acquisition will depend, in significant part, on our ability to successfully manage the acquired business, grow the revenue of the combined company and realize the anticipated strategic benefits and expected synergies from the combination. The integration process, to the extent the two businesses have been integrated, could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the N1 Acquisition and could harm our financial performance.

We believe that combining the Cian and N1 businesses will allow the Group to benefit from the advantages of joined platforms and systems. However, achieving these goals requires realization of the targeted cost synergies expected from the N1 Acquisition. These anticipated benefits of the transaction, including any operating, technological, strategic and revenue opportunities, may not be realized fully, or at all, or may take longer to realize than expected.

We have performed an inspection of assets to be acquired, which we believe to be generally consistent with industry practices. However, the accuracy of our assessments of the assets and our estimates are inherently uncertain. If problems are identified after the closing of the N1 Acquisition, the sale and purchase agreement provides for limited recourse against the sellers. If we are not able to achieve these objectives and realize the anticipated benefits and synergies expected from the N1 Acquisition within the anticipated timing or at all, our business, results of operations, financial condition and prospects may be materially adversely affected.

Any integration and transition associated with the N1 Acquisition, together with the resulting increased scale, may affect our internal control over financial reporting and ability to effectively and timely report financial results.

While we do not anticipate fully integrating the N1 Group’s business with Cian’s business, at least within the first few years following the closing of the transaction, the additional scale of the combined company’s operations, together with the complexity of any integration efforts, including changes to or implementation of critical information technology systems, may adversely affect our ability to report financial results on a timely basis. In addition, we may have to train new employees and third-party vendors. Due to the complexity of the N1 Acquisition, we cannot be certain that any changes to our internal control over financial reporting will be effective for any period or on an ongoing basis. If we are unable to accurately report our financial results in a timely manner or are unable to assert that our internal controls over financial reporting are effective, our business, results of operations, financial condition and prospects, and the market perception thereof, may be materially adversely affected.

Risks Related to Our Technology and Intellectual Property

The integrity of customer and user information stored by us, or the effectiveness of our platforms or systems in general, may be compromised, which may damage our reputation and brand and lead to a loss in customer and user confidence and the demand for our products and services.

Our brand and reputation depend upon our handling of our customers’ and users’ information safely, as well as our ability to provide a safe online platform for their real estate needs. Our services involve the storage, transmission and processing of customer and user information, some of which may be private and sensitive, such as names, addresses, contact details and financial account information. Any security breaches and administrative or technical failures could expose us to a risk of data loss or exposure, including with respect to user and employee data, as well as loss of intellectual property and other confidential business information, which could result in potential significant losses and litigation as well as significant reputational harm.

Similarly to other website and mobile application providers, our websites and mobile applications and other IT systems are vulnerable to computer viruses, break-ins, phishing attacks, attempts to overload our servers with denial-of-service or other cyber-security attacks or threats and similar disruptions, any of which could lead to loss of critical data, availability or the unauthorized disclosure or use of personal or other confidential information. Further, outside parties may attempt to fraudulently induce our employees, officers, directors, customer or users to disclose sensitive information in order to gain access to our or their information, and our information technology and infrastructure may be vulnerable to attacks by hackers or breaches due to error, malfeasance or other disruptions. For example, hackers could steal customer or user profile passwords and manipulate information about such customers or users on our system, or about objects listed by customers on our platform. As the volume of data we publish increases, and potential threats to data quality become more complex, the risk of harm to our data integrity also increases. Furthermore, any change in the general perception of data privacy and data security may negatively impact our customers’ and users’ willingness to use our services.

We engage third-party vendors to process and store certain customer information, some of which may be private or include personally identifiable information. We also depend on vendors to host some of the systems and infrastructure used to provide our services. See “—Any significant disruption in the service of our websites or mobile applications could damage our business, reputation and brand.” If our vendors fail to maintain adequate information security systems and our systems or our customers’ or users’ information is compromised, our business, results of operations, financial condition and prospects could be harmed.

Any significant disruption in the service of our websites or mobile applications could damage our business, reputation and brand.

Reliable performance of our network infrastructure and our platform is critical to our brand, reputation and our ability to attract customers and users and deliver quality products and services. Neither we, nor any third-party service providers, may fully prevent downtime or outages with respect to our critical infrastructure, including those caused by events or catastrophic occurrences, such as earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, or similar events. See “—The COVID-19 pandemic and other public health crises, natural disasters or other catastrophic events may significantly limit our ability to conduct business as normal, disrupt our business operations and materially affect our financial condition.” Any downtime of our websites or mobile applications, or failure in maintaining and keeping the information on our websites or mobile applications up to date, for any reason, may damage our reputation and lead to a loss of customers or users. For example, in November 2019, we experienced downtime of our “Cian.ru” website and mobile application for approximately seven hours, which resulted in reputational damage as well as various compensations paid to our customers in the form of free services and discounts.

Furthermore, we rely on a number of third-party service providers to support essential functions of our business. For example, we store a significant amount of information about our customers, real estate partners, employees, and business on third-party data storage and cloud services, such as Google Drive, and we rely on these third-party service providers to provide services on a timely and effective basis. Additionally, we rely on telecommunication operators, payment service providers, such as YooMoney, servicers such as Yandex.Maps to display listings on the map view, and other third parties for the key aspects of maintaining our operations and providing our services to our customers and users. Our influence over these third parties is limited and any failure by any of our third-party service providers to perform as expected or as required by contract could result in significant disruptions and costs to our operations. For example, Google recently suspended all online advertising sales in Russia in response to demands by the Russian communications regulator Roskomnadzor to stop displaying ads containing purportedly inaccurate information regarding casualties due to the conflict in Ukraine. Should Google also suspend its Google Drive services in Russia, or should Google Drive be blocked by the Russian communications regulator Roskomnadzor, we would be forced to find an alternative data-storage and cloud services provider, which could result in our incurring additional expenses for services that are not comparable in quality. Furthermore, we can provide no assurance that the migration of data from one service provider to the other would not require downtime of our servers, and may increase the likelihood of data breaches. See “The integrity of customer and user information stored by us, or the effectiveness of our platforms or systems in general, may be compromised, which may damage our reputation and brand and lead to a loss in customer and user confidence and the demand for our products and services.”

We do not carry business interruption insurance sufficient to compensate us for potentially significant losses, including potential harm to the future growth of our business, which may result from interruptions in our service as a result of any system failures. Any errors, defects, disruptions or other performance problems with our services could be further exacerbated as a result of the COVID-19 pandemic. All or any of the above factors could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be unable to secure intellectual property protection for all of our technology, enforce our intellectual property rights, or protect our other proprietary business information.

Our success and ability to compete depends in part on our intellectual property and our other proprietary business information. To protect our proprietary rights, we plan to rely on trademark, copyright and patent law, trade-secret protection and contractual provisions and restrictions. However, we may be unable, or may have historically been unable, to uniformly include the necessary intellectual property protections in contractual agreements with our employees, independent contractors, customers, users or third parties, or secure intellectual property protection for all of our technology, or the steps we take to enforce our intellectual property rights may be inadequate. Furthermore, we may also be unable to protect our proprietary business information from misappropriation.

If we are unable to secure intellectual property rights, our competitors could use our intellectual property to market offerings similar to ours, and we would have no recourse to enjoin or stop their actions. Additionally, any of our intellectual property rights may be challenged by others and invalidated through administrative processes or litigation. Moreover, even where we may have secured our intellectual property rights, others may infringe on our intellectual property, and we may be unable to successfully enforce our rights against such infringers because we may be unaware of the infringement or our legal actions may not be successful. Finally, others may misappropriate our proprietary business information, and we may be unaware of the misappropriation or unable to enforce our legal rights in a cost-effective manner. If any of these events were to occur, our ability to compete effectively would be impaired.

Intellectual property disputes are costly to defend and could harm our business, results of operations, financial condition and reputation.

From time to time, we may face allegations that we have infringed on trademarks, copyrights, patents and other intellectual property rights of third parties. As we grow our business, we expect that we will continue to be subject to intellectual property claims and allegations. Patent and other intellectual property disputes or litigation may be protracted and expensive, and their results may be difficult to predict and may require us to stop offering certain services or features, purchase licenses that may be expensive to procure or modify our services. In addition, patent or other intellectual property disputes or litigation may result in significant settlement costs. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, the time and resources necessary to resolve them could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may use open source software in a manner that could be harmful to our business.

We use open source software in connection with our technology and services. The original developers of the open source code provide no warranties on such code. Moreover, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The use of such open source code may ultimately require us to replace certain code used in connection with our services, pay a royalty to use some open source code or discontinue certain services.

From time to time, we may be subject to claims brought against companies that incorporate open source software into their products or services, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, and we may be required to purchase a costly license or remove open source software, devote additional research and development resources to changing our services, make certain source code for our proprietary technology generally available, or waive certain of our intellectual property rights, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our technologies and strategic business and operations information, we rely in part on confidentiality agreements with our employees, independent contractors, and certain other third parties.

These agreements may not be enough to fully mitigate the possibility of inadvertent or intentional disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in an event of unauthorized disclosure of confidential information. The loss of trade secret protection could make it easier for third parties to compete with our services by copying functionality. Others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties.

Further, if our employees, contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Any changes in, or unfavorable interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets or other proprietary information could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not be able to halt the operations of websites that aggregate or misappropriate our data.

From time to time, third parties have misappropriated our data through website scraping, robots or other means, and aggregated this data on their websites with data from other companies. In addition, “copycat” websites may attempt to imitate our brand and the functionality of our website. When we have become aware of such websites, we have employed technological or legal measures in an attempt to halt their operations. We may not be able, however, to detect all such websites in a timely manner and, even if we could, technological and legal measures may be insufficient to halt their operations. In some cases, our available remedies may not be adequate to protect us against the impact of the operation of such websites. In addition, if such activity creates confusion among customers or real estate partners, our brands and business could be harmed. Regardless of whether we can successfully enforce our rights against the operators of these websites, any measures that we may take could require us to expend significant financial or other resources, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Related to Our Financial Position

We may need to raise additional funds to finance our future capital needs, and we may not be able to raise additional funds on terms acceptable to us, or at all.

Growing and operating our business, including through the development of new and enhanced services, may require significant cash outlays and capital expenditures. If cash on hand, cash generated from operations and cash equivalents and investment balances are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, and we may not be able to raise the necessary cash on terms acceptable to us, or at all. Additionally, in an effort to stabilize and support the volatile Russian financial and currency markets, Russian authorities have recently imposed significant capital and currency control measures aimed at restricting the outflow of foreign currency and capital from Russia. See “—Risks Relating to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.” While the ban on distribution of profit from Russian companies to foreign residents does not currently apply to our operating subsidiaries (as they are organized in the form of limited liability companies that are not subject to these restrictions), there can be no assurance that new restrictions will not be introduced that would impede the Group’s ability to conduct intragroup transfers of funds, which is essential to ensure that each Group entity is in a position to meet its cash and liquidity needs. If we are unable to fund our Group entities through intragroup transfers, we may need to pursue external financing arrangements in order to do so. Any financing arrangements we pursue or assume may require us to grant certain rights, take certain actions, or agree to certain restrictions that could negatively impact our business.

Furthermore, market volatility resulting from the COVID-19 pandemic and the related Russian and global economic impact and other factors, such as the rates at which we could borrow funds, could also adversely impact our ability to access funds as and when needed. Moreover, the overall deterioration of the macroeconomic condition in Russia may cause shortages of Russian banks’ liquidity, which in turn may result in those banks curtailing their lending programs. If additional capital is not available on terms acceptable to us or at all, we may need to modify, delay, limit or terminate our business plans, which would harm our ability to grow our operations and could have a material adverse effect on our business, results of operations, financial condition and prospects.

We rely on assumptions, estimates and business data to calculate our key performance indicators and other business metrics such as the average UMV, listings, leads to agents and individual sellers, paying accounts, average revenue per paying account, average daily revenue per listing, leads to developers and average revenue per lead to developers, and real or perceived inaccuracies in these metrics may harm our reputation and negatively affect our business.

Certain of our performance metrics are calculated using third party applications or internal company data that have not been independently verified. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring such information. For example, our average UMV shows the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. This metric has its limitations because, for example, if users or customers access our platform through a website and a mobile application, they are counted twice and it does not allow us to track how many individual visitors are accessing our platform.

We regularly review and may adjust our processes for calculating our performance metrics to improve accuracy. Our measurements of certain metrics may differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology. If real estate professionals, our customers, users, investors or financing sources do not perceive our average UMV, listings, leads to agents and individual sellers, paying accounts, average revenue per paying account, average daily revenue per listing, leads to developers and average revenue per lead to developers to be accurate representations of our customers and user engagement, or if we discover material inaccuracies in our key performance indicators, our reputation may be harmed, and real estate professionals and advertisers may be less willing to allocate their resources to our products and services, while investors or financing sources may be less willing to invest in or trade the ADSs. Additionally, operational metrics are important for our decision-making process and if we rely on inaccurate data, we could make incorrect decisions based on these metrics, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to the Regulatory Environment

Existing and evolving government regulation in the area of data privacy and data protection could adversely affect our business.

We collect, process, store and transmit large amounts of data, including confidential, sensitive, proprietary, business and personal information. The effectiveness of our technology and platform, and our ability to offer our services to our customers and users rely on the processing, protection and security of data. Our collection and use of this data for targeted advertisements, data analytics and outreach communications might raise privacy and data protection concerns that could negatively impact the demand for our services. We use third-party technology and systems for encryption, employee email and other functions.

Processing of customer and user data is subject to certain requirements and restrictions in Russia. In accordance with Russian law, personal data is defined as any information relating, directly or indirectly, to an identified or identifiable individual. Under Russian law, subject to certain exceptions, we must obtain consent in order to process an individual’s personal data. Furthermore, Russian law generally requires companies to use certified encryption and other technical means to protect personal data. An entity which, separately or jointly with other entities, arranges for the processing of personal data and determines the purposes of such processing, scope of personal data to be processed and actions (operations) performed on personal data, is defined as a data operator (data controller). Data operators are obliged to notify the Russian Federal Service for Supervision of Information Technologies and Communications (“Roskomnadzor”), the principal Russian data protection authority, of the commencement of the personal data processing (subject to a limited number of exceptions). Following such notification, the data operators are included into a specific register. We are registered as a data operator in such register.

As a matter of Russian law, we are required to conduct certain types of processing of personal data of Russian citizens (when collecting such personal data) with the use of Russian databases (this obligation is referred to as the “Russian data localization rules”). While we store some of our data on the cloud platforms located abroad, we continuously monitor that this is done in accordance with the Russian law requirements and we conduct the key processing actions for collection of personal data of Russian citizens using Russian databases.

Russia is continuing to develop its legal framework, including with respect to data privacy and data protection. For example, in March 2021, new rules which restrict the usage of publicly available personal data (including data available on the internet) were adopted. These require, among other things, obtaining a user’s consent in a specific form for the processing of such data and changing processing rules and procedures. For further information on the applicable regulatory framework, see “Regulations—Privacy and Personal Data Protection Regulation.”

Roskomnadzor, among its other functions, supervises compliance with the data protection legislation and conducts scheduled and unscheduled audits over activities of data operators, maintains the register of personal data operators, infringers of personal data processing requirements and blocked websites, initiates legal proceedings in cases of violations, and imposes fines or other penalties. Roskomnadzor may require us to improve our data-related policies and security measures, which may adversely affect our ability to manage our business or make it costlier to do so. If audits by Roskomnadzor result in a determination that we fail to comply with data-related legislation, including the Russian data localization rules, we could experience financial losses, our reputation may be harmed, and we could be restricted from providing certain types of services until we comply with the relevant requirements. Failure to comply with the data privacy laws may lead to civil and administrative liability and, in extreme cases, criminal liability may follow for individuals (Russia does not have the notion of criminal liability of legal entities). Such liability may take the form of fines, or, in extreme cases, suspension of activities and/or blocking of our resources for access from the territory of Russia. The size of fines for violations of the Russian data privacy rules is being constantly increased by the Russian legislature (currently, the maximum fine for violation of Russian data localization requirements is RUB 18 million (equivalent to approximately U.S.$ 250,000 as of April 2022)). Persons processing personal data in violation of the rules are also obliged to terminate or procure the termination of any wrongful processing of personal data. Moreover, under Federal Law No. 236-FZ “On the Internet Activities of Foreign Entities in the Russian Federation” dated July 1, 2021 (“FZ-236”), further consequences may apply for noncompliance with data localization requirements and certain requirements of FZ-236, which may include, for example, restriction on personal data processing, payments from Russian citizens, and advertising.

We may also be subject to data protection laws in other jurisdictions where our customers and users may access our platform. Such data protection laws may require significant compliance efforts and, if we are unable to fully comply, could result in liability. For example, in 2016, the European Union adopted the General Data Protection Regulation (“GDPR”), which became effective in May 2018. The GDPR generally applies extraterritorially and imposes stringent requirements for controllers and processors of personal data. Non-compliance with the GDPR is subject to significant penalties, including fines of up to the greater of €20 million or 4% of total worldwide revenue, and injunctions on processing of personal data. Other jurisdictions are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and risks associated with non-compliance.

Additionally, we are subject to laws, rules and regulations regarding cross-border transfers of personal data, including laws relating to transfer of personal data outside the European Economic Area (“EEA”). We rely on transfer mechanisms that are recognized in the market but, depending on the changes in law and interpretation, we may not be able to rely on existing mechanisms for cross-border transfer of data, transfer of such data to and from certain jurisdictions may be restricted.

We use cookies and other related technologies that assist us in improving the customer and user experience and personalizing our services that ultimately benefit various groups of our customers and users through behavioral targeting, which makes our services more customized and our advertising more relevant. We cannot be certain as to whether our practices are compliant with the requirements of applicable data protection legislation in Russia and abroad, and such laws are still being developed and could be interpreted or applied in a manner that is not consistent with our current data protection practices.

We also record customer and user calls to improve our services. We do so subject to prior notification of the fact that the call will be recorded and, if individuals proceed with the call, they are deemed to have accepted such practice. Information so recorded may be subject to specific rules (such as privacy of communications), whose processing and transfer by IT companies is subject to additional restrictions, which are broadly defined and may be inconsistently applied in Russia.

If we were found to be subject to, and in violation of any privacy, data protection or data security laws or regulations, our business may be materially and adversely impacted and we would likely have to change our business practices and potentially our service portfolio. These laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology. Furthermore, if these requirements and restrictions are amended, interpreted or applied in a manner not consistent with current practice, we could face fines or orders requiring that we change our operating practices, and our business, prospects, financial condition and results of operations could be materially and adversely affected. In extreme cases, the relevant data protection authorities may block access to our websites or suspend our activities.

In addition, we may be required to disclose personal data pursuant to demands from government agencies, including from law enforcement agencies, intelligence agencies and state and municipal regulators in the course of audits, as a requirement for obtaining or maintaining any licenses or permits, which we may require to operate our business in the future. Any such disclosure may result in a failure, or perceived failure, by us to comply with privacy and data protection policies, notices, laws, rules, and regulations (including due to conflicts of laws), could result in proceedings or actions against us in the same or other jurisdictions, and could have an adverse impact on our reputation.

We operate in a rapidly evolving environment of increasing regulatory complexity and failure to comply with existing or new rules and regulations or to obtain and maintain required licenses or authorizations, could materially and adversely affect our business, financial condition, results of operations and development prospects.

We are subject to, or affected by, a variety of laws and regulations, including laws regarding real estate, data protection, competition, the internet, labor and taxation. Actual or alleged failure to comply with one or more of these laws or regulations could result in administrative or legal proceedings, fines, third party damage actions and other penalties, which in turn could harm our reputation. Changes to such laws or regulations, or the interpretation thereof, or the adoption of new laws and regulations, are extremely difficult for us to predict and may place additional financial or other burdens on, or otherwise negatively impact our business, thereby increasing the cost or reducing the profitability of our services, limiting the scope of our offering or affecting the competitive landscape generally. In addition, Russian authorities have the right to conduct periodic tax, labor or other inspections of our operations and properties. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees’ compliance with the terms thereof. If authorities choose to enforce specific interpretations of the applicable legislation that differ from ours, we may be found to be in violation and subject to penalties or other liabilities. In addition, government authorities may claim unpaid taxes and impose fines if certain of our contracts with independent contractors are reclassified as employee contracts.

As with other technology companies around the world, we are operating in an increasingly uncertain and challenging environment, in part due to increased scrutiny from governmental authorities. We are also subject to evolving regulation of dissemination of information on the internet. In particular, in recent years, the Russian authorities have adopted a series of laws aimed at regulating the technology and internet sectors.

For example, in July 2016, Federal Law No. 374-FZ, also known as the “Yarovaya Law” (the “Yarovaya Law”) amending, among others, Federal Law No. 149 FZ dated July 27, 2006 “On Information, Information Technology and Data Protection,” as amended (the “Law on Information”) entered into force. The Yarovaya Law requires the arrangers of information distribution by means of internet to store metadata (information confirming the fact of receipt, transmission, delivery and/or processing of text messages, pictures or other communications) and the contents of communications, including text messages, pictures or other communications, for a certain period of time. Although messaging is not the primary aim of our platform, our customers and users can exchange electronic messages (e.g., users can send messages to real estate agents and post messages on the forum). In order to comply with the Yarovaya Law, we store the metadata of all electronic communications, the contents of all electronic communications and the communicating parties’ details on Russia-based servers as required by the applicable regulation. Furthermore, the Ministry of Digital Development, Communications and Mass Media of the Russian Federation is working on draft amendments to the Law on Information, which is aimed at unifying the approach to big data processing. The expected impact that the contemplated draft amendments may have on our businesses and the expected timing for the amendments’ adoption is yet to be assessed. For further information on applicable requirements set out by the Law on Information, see “Regulations—Internet Regulation.”

Additionally, Federal Law No. 90-FZ dated May 1, 2019 “On certain amendments to the Federal Law” “On Communications” and the Federal Law “On Information, Information Technology and Data Protection” (the “Sovereign Internet Law”) imposes a number of obligations on entities having autonomous system numbers (these numbers are defined as unique identifiers of the autonomous systems, “ASN,” which in turn, are systems of IP-networks and routers that adhere to a common routing policy and to which several IP-addresses can be assigned (the “Internet Providers”)). The Internet Providers are required to, among other things, install certain software and hardware to determine IP addresses, take part in practical trainings arranged by the Russian authorities and provide necessary assistance to the Russian investigative authorities.

Russia is also introducing various internet monitoring systems. For example, the register of foreign platforms that are prohibited from accepting payments in the territory of Russia has recently been introduced to prevent infringements. The regulations generally require a request from a governmental authority to take down allegedly infringing or illegal information prior to blocking a particular website. However, in some cases, access to such information can be blocked without notification or prior judicial scrutiny. If information of the above-mentioned types of information is posted on our platform and we fail to identify and delete it in a timely manner, our websites might be blocked and our business may be materially adversely affected. Similarly, the Unified Information System on Record of Online Advertisements (ERIR) has recently been introduced and will be launched in September 2022. In connection with the introduction of ERIR advertisers and operators of advertising systems will be obligated to provide certain information about advertisements to the authorities directly or via a counterparty using specific software, which, if it applied to us, could increase costs and require changes to information systems.

Russia has recently introduced legal framework for, and is currently developing and implementing rules on, measuring the total audience of certain websites in order to moderate content and to monitor compliance with the new rules established by FZ-236. These rules may apply to, among others, social networks, digital mass media, audiovisual services, news aggregators and other resources, and require the operator to assist with measuring its audiences by installing special software or providing certain information requested by the operator. Pursuant to Russian law the social network is defined rather broadly as any digital platform which is (i) designed to or applied for provision or dissemination (via users’ personal accounts) of information in the Russian language; (ii) could be used for distribution of advertisements targeted at the persons located in Russia; and (iii) has more than 500,000 daily users located in Russia. Roskomnadzor is required to maintain a register of such social networks and calculate their daily audience. Platforms regarded as social networks will be required to monitor and delete illegal content and submit a report on such activities. In the absence of underlying regulations it is still difficult to assess the applicability of the framework amendments to online classified platforms and the impact that they may have on our business and operations.

Furthermore, our continued success will substantially depend upon our ability to introduce new initiatives, projects and features. See “—We may devote significant costs and management time to the implementation of new initiatives, including development of new business lines and new service offerings, as well as certain strategic regional expansion efforts, with no guarantee of success.” Some of those initiatives may require us to obtain licenses or permits. We cannot assure you that we will be able to secure or, if secured, renew, any licenses or permits on terms acceptable to us. If we fail to obtain the necessary licenses or permits, we may lose our customers and users and market share and our development and growth prospects may suffer.

If the Russian government were to apply existing limitations on foreign ownership to our business, or impose new limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our business.

Over the past few years, Russian legislators have introduced a number of laws and regulations restricting foreign ownership and control of companies involved in certain strategically important activities in Russia, as well as companies that are classified as “mass media” businesses. For example, in 2016, an amendment to the Russian mass media law came into force that reduced the permitted level of foreign ownership in companies that hold Russian mass media registrations. The amendment limited the ownership and control, direct or indirect, of Russian mass media entities by non-Russian entities and individuals to 20%. In order to bring its ownership structure in compliance with new mass media regulation, a Russian non-state broadcaster listed on Nasdaq at the time when new mass media regulation came into force, had to sell its operating business in Russia and apply for a delisting from Nasdaq thereafter.

Currently, technology, the internet and online advertising are not industries specifically covered by legislation restricting foreign ownership. However, from time to time, proposals have been considered by the Russian government and the State Duma, the lower house of the Russian Parliament, which, if adopted, would impose foreign ownership or control restrictions on certain large technology or internet companies. For example, in 2018 draft legislation that would restrict foreign ownership of news aggregators was introduced. Although, to date, activities on our platform do not meet the criteria of news aggregators provided by the Law on Information, there can be no assurance that our platform will be not deemed to be a news aggregator in the future. The draft legislation is broadly worded and if adopted and applied to activities on our platform, we may be required to restructure or otherwise adapt our operations or corporate structure to comply with such restrictions. At this time, we cannot anticipate whether the draft legislation will be adopted or, if it is adopted, whether such restrictions will be applied to us. Furthermore, the Russian authorities are currently developing various legislative and regulatory initiatives in response to recent geopolitical and economic events and some of these may be political motivated or populistic in nature, including further restrictions on foreign businesses and nationalization of assets of foreign businesses. The potential impact and the extent of such initiatives is difficult to determine at this stage. See “—Risks Relating to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations”.

Furthermore, in 2019, certain Russian legislators proposed a draft law which was aimed at restricting foreign ownership in information resources of significant importance for the Russian information and communication infrastructure (potentially including a broad range of activities related to processing of personal data of customers and users located within Russia). The proposal was withdrawn in November 2019 following criticism from the business community. In December 2020, a draft law was submitted to the State Duma that is aimed at prohibiting foreign ownership in excess of 20% in Russian audiovisual services, including online video streaming services. If similar legislation applicable to our online classified business were to be proposed or adopted, we may be required to restructure or business or otherwise adapt our operations or corporate structure to comply with such restrictions, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

The FAS could determine that we hold a dominant position in our markets, which would result in limitations on our operational flexibility and may adversely affect our business, financial condition and results of operations.

The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. The Russian Federal Law No. 135-FZ “On Protection of Competition” dated July 26, 2006, as amended, (the “Competition Law”) establishes certain restrictions on activities of such companies. When determining market dominance, the FAS needs to identify and define the relevant market, in which the entity in question operates. There are numerous aspects to be taken into account when making this determination, including the interchangeability or substitutability of the services for the user, their pricing and intended use, and the calculation of market shares of companies operating in this market. Different approaches may be applied in this respect by the FAS and market participants. In a number of court cases, Russian courts have found concerted actions where competitors acted in a similar way within the same period of time, although, arguably, there have been legitimate economic reasons for such behavior and the behavior was not aimed at restriction of competition.

Under the Competition Law, business combinations exceeding certain thresholds are subject to prior approval by the FAS. The FAS will determine whether any acquisition subject to its prior approval negatively impacts competitive conditions in the relevant markets or adversely affects consumers in these markets. On October 6, 2021, the FAS rejected a proposed business combination between us and Avito, citing that such combination would result in an entity with a dominant market position.

To date, aside from receipt of routine inquiries from the FAS and communications relating to our application for the SmartDeal acquisition, we have not engaged with them to define our market position. We believe that our operations are in compliance with Russian anti-monopoly regulations. If the FAS were to conclude that we hold a dominant position in one or more of the markets in which we operate, it could result in heightened scrutiny of our business and industry, limit our ability to complete future acquisitions or require us to pre-clear any substantial changes to our standard agreements with our customers, other partners and the authorities. In addition, if we were to decline to conclude a contract with a third party, this could, in certain circumstances, be regarded as an abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines linked to our revenue.

In addition, in 2019, the FAS publicized draft amendments to the Competition Law, known as the “5th Antimonopoly Pack.” The 5th Antimonopoly Pack is still under discussion between the government authorities and has not yet been submitted to the Russian Parliament. As currently drafted, the 5th Antimonopoly Pack gives the FAS authority to regulate digital platforms (i.e., internet infrastructure for interaction of sellers and buyers). Dominance of a digital platform will be determined on the basis of the so-called “network effect” criterion, or the situation where the increasing number of the registered customers and users of this network adds value to this network, including to the goods and services available at such network. A digital platform will be deemed to have a dominant position if its market share exceeds 35% and network effects enable it to affect the general terms of trade in a certain product in the relevant market, push other businesses out of the market or impede access to the market for other businesses. In August 2021, the FAS introduced a draft guidance on the basic principles of interaction between participants of digital markets. This guidance provides for, among others, reasonable transparency of digital platforms, neutrality towards other market participants, including competitors, and safeguards for the platform users’ rights. Given the lack of enforcement practice in Russia related to digital platforms, we cannot evaluate the impact of this initiative on our business practices.

Russian anti-monopoly authorities have also been known to determine that a market player has been in violation of antitrust laws solely on the basis of circumstantial evidence pointing to its anti-competitive behavior without any written or oral evidence to support this. Any abuse of a dominant market position could lead to administrative penalties and the imposition of a fine of up to 15% of our annual revenue for the previous year. These limitations and penalties could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to existing or new advertising legislation that could restrict the types and relevance of the ads featured on our platform, which would result in a loss of advertisers and therefore a reduction in our revenue.

Russian law prohibits the sale and advertising of certain products, and heavily regulates advertising of certain other products and services. Ads for certain products and services, such as financial services, as well as ads aimed at minors and some others, must comply with specific rules and must, in certain cases, contain required disclaimers.

Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer. The application of these laws to parties that merely serve or distribute ads and do not market or sell the product or service, however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all the required licenses or authorizations. If our advertisers do not comply with these requirements, and these laws are interpreted to apply to us, or if our ad serving system fails to include the necessary disclaimers, we may be exposed to administrative fines or other sanctions, and may have to limit the types of advertisers that we serve.

The regulatory framework in Russia governing the use of behavioral targeting in online advertising is unclear. If new legislation were to be adopted, or current legislation were to be interpreted as restricting the use of behavioral targeting in online advertising, our ability to enhance the targeting of our advertising could be significantly limited, which could result in a loss of advertisers or a reduction in the relevance of the ads we serve, which would reduce the number of clicks on the ads and, therefore, reduce our revenue.

Risks Relating to the Russian Federation

New or escalated tensions between Russia and neighboring states or other states could negatively affect the Russian economy.

Over the past several years, Russia has been involved in conflicts, both economic and military, involving neighboring or more distant states. See “—Risk Related to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.” This has resulted in a dramatic deterioration of relations between Russia and other countries, including the United States and various countries in Europe and throughout the world. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions may be affected by such conflicts and by worsening relations between Russia and other countries.

Emergence of new or escalated tensions between Russia and neighboring states or other states could have a further negative impact on the Russian economy. This, in turn, may further erode confidence among international investors in the region’s economic and political stability and in Russian investments generally, which could exacerbate the current situation regarding the liquidity, trading and price of listed securities of companies with significant operations in Russia, including our ADSs. See “—Risks Related to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations—Impact on our business, financial condition and results of operations.” Consequently, we may be unable to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.

Investing in securities of issuers in emerging markets, such as Russia, generally involves a higher degree of risk than investments in securities of issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets.

Emerging markets, such as Russia, are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks. Investors into businesses operating in the emerging markets should be aware that these markets are subject to greater risk and should note that emerging economies, such as the economies of Russia, are subject to potential instability and any information set out herein may become outdated relatively quickly.

Financial or economic crises, whether global or limited to a single large emerging market country, tend to adversely affect prices in the capital markets of most or all emerging market countries, as investors move their money to more stable, developed markets. Over the past few years, the Russian capital markets have been highly volatile, variably due to the impact of global economic slowdowns, sharp declines in oil prices, deteriorating conditions in the Russian economy itself, the COVID-19 pandemic or international sanctions. More recently, the situation has deteriorated significantly in connection with the Ukrainian crisis. See “—Risks Related to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.” Various adverse factors, such as significant ruble depreciation; capital outflows; worsening of various economic indicators; geopolitical disputes, such as the crisis in Ukraine and imposition of recent unprecedented levels of trade and economic sanctions against Russia in connection therewith; or an increase in overall perceived risks associated with investing in emerging economies, has hindered and could continue to hinder foreign investment in Russia and adversely affect the Russian economy. In addition, during times of economic crises and market volatility, businesses that operate in emerging markets can face severe liquidity constraints, as available funding may often be reduced or withdrawn. Generally, investments in emerging markets are only suitable for sophisticated investors who fully appreciate the significance of the risks involved.

Changes in government policy, other government actions and political risks could adversely affect the Group’s operations and the value of investments in Russia.

While the political situation in Russia has been relatively stable since 2000, future policy and regulation may be less predictable than in less volatile markets. Any future political instability could result in a worsening of the overall economic situation, including capital flight and a slowdown of investment and business activity. In January 2020, the current Russian President Vladimir Putin proposed a number of constitutional reforms aimed at altering the balance of power between the legislative, executive and judicial branches, and introducing certain other changes to the Constitution of Russia. In addition, further amendments were proposed in March 2020, under which the previous and/or current President of Russia would be allowed to participate in presidential elections for two terms following the amendment of the Constitution, and previous presidential terms, which had been served or started prior to these amendments becoming effective, would not be accounted for. The amendments were approved in a nationwide vote, and took effect on July 4, 2020. The impact of these amendments, plus other relevant political steps and actions on the political, economic, social, regulatory and business landscape in Russia could take time to become fully evident and cannot be predicted with significant amount of certainty.

Future changes in the Russian government, the State Duma or the presidency, major policy shifts or eventual lack of consensus between the president, the Russian government, Russia’s parliament and powerful economic groups could lead to political instability. Shifts in governmental policy and regulation in the Russian Federation are less predictable than in many Western countries, and could disrupt political, economic, social, regulatory and business processes and environments.

Russian authorities have been reported to sometimes apply policies selectively and arbitrarily, including through withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions, asset freezes, seizures or confiscations, regulatory measures, and civil actions. Federal and local governmental entities have, in the past, used common defects in share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions, which may be seen as being influenced by political or business considerations. Some observers have noted that takeovers of major private sector companies by state-controlled companies following tax, environmental and other challenges in recent years may reflect a shift in official policy in favor of state control at the expense of individual or private ownership, at least where large and important enterprises are concerned. This has, in turn, resulted in significant fluctuations in the market price of Russian securities and had a negative impact on foreign investments in the Russian economy, over and above any recent general market dislocations. Any similar actions by the Russian authorities which result in a further negative effect on investor confidence in Russia’s business and legal environment could have a further material adverse effect on the Russian securities market and prices of Russian securities or securities issued or backed by Russian entities.

Social instability in Russia could increase support for stronger centralized authority, nationalism, political repression or violence and could materially adversely affect our operations.

A decrease in the price of oil, as well as increased unemployment rates, failure by the government and many private enterprises to pay full salaries on a regular basis and failure of salaries and benefits to keep pace with increasing cost of living led in the past, and could lead in the future, to labor and social unrest in the markets in which we operate. Labor and social unrest may have political, social and economic consequences, such as increased support for stronger of centralized authority; increased nationalism, including restrictions on foreign involvement in the Russian economy; and increased political repressions and violence. An occurrence of any of the foregoing events could restrict our operations and lead to the loss of revenue, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

Crime and corruption could disrupt our ability to conduct our business and, thus, materially adversely affect our operations.

The stability, effectiveness, fairness, transparency and strength of government institutions, rule of law and business practices in Russia have been varied and have changed along with political and economic changes over the years. The local and international press have reported on high levels of corruption in Russia, including the bribery of officials for initiating investigations by state agencies, obtaining licenses or other permissions or obtaining the right to supply products or services to state agencies. Press reports have also described instances in which government officials engaged in selective investigations and prosecution to further the commercial interests of certain government officials or certain companies or individuals. Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. The proliferation of organized or other crime, corruption and other illegal activities that disrupt our ability to effectively conduct our business or any claims that we have been involved in corruption, or illegal activities, even if false, that generate negative publicity could have a material adverse effect on our business, results of operations, financial condition and prospects.

The ongoing development of the Russian legal system and Russian legislation creates an uncertain environment for investment and for business activity.

As Russia continues to develop its legal framework, it may still differ substantially from international standards and the requirements of a modern market economy. The current regulatory environment in Russia may result in inconsistent interpretations, applications and enforcement of the law. Among the possible risks of the current Russian legal system are:

●	inconsistencies between and among the constitution, federal and regional laws and subordinate legislation (presidential decrees and governmental, ministerial and local orders, decisions and resolutions) and other acts;
●	the lack of judicial and administrative guidance on interpreting certain legislation as well as conflicting interpretations of supreme general jurisdiction and arbitrazh courts;
●	the relative inexperience of judges and courts in interpreting certain aspects of legislation;
●	the lack of an independent judiciary;
●	a high degree of discretion on the part of governmental authorities, which could result in arbitrary actions such as suspension or termination of our licenses;
●	the possibility of rapid change in the current legislation, which could create ambiguities in interpretation and potential non-compliance; and
●	poorly developed bankruptcy and liquidation procedures and court practices that create possibilities of abuse.

In addition, legislation in Russia may often still have substantial gaps in the regulatory infrastructure. Any of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others. Moreover, it is possible that regulators, judicial authorities or third parties may challenge our internal procedures and bylaws, as well as our compliance with applicable laws, decrees and regulations.

The Russian banking system remains underdeveloped, the number of creditworthy banks in Russia is limited and another banking crisis could place severe liquidity constraints on our business.

Instability in the Russian banking sector may adversely affect the Russian economy, which may in turn negatively impact our business. Increases in the level of underperforming loans in recent years has generally weakened the level of capital for banks, which, in turn, may lead them to shrink their loan portfolios, and as a result, debt funding may become less available for individuals and businesses. Recessionary trends in the Russian economy and stricter enforcement by the CBR affected a number of notable Russian banks, which were either acquired, liquidated or taken over for financial rehabilitation by other Russian banks, the Deposit Insurance Agency or the CBR in recent years.

In response to a high inflation and depreciating ruble, on February 28, 2022, the CBR increased its key interest rate from to 9.5% to 20.0%, which was later decreased to 17.0% on April 8, 2022 and to 14.0% on April 29, 2022. As a result of the significant increase in the CBR’s key interest rate as well as the overall decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity in the domestic money market and may result in banks cutting their exposure limits to both banks and various corporate sectors of the economy. In addition, both the corporate and retail banking sectors saw corresponding increases in lending rates and at the same time banks raised their deposit rates in an effort to obtain additional funding during a period of weakening liquidity. Consequently, funding costs have increased throughout the entire Russian financial system and have put substantial strain on Russian banks’ ability to manage interest rate risks, raise financing and prudently allocate available liquidity. The resulting higher interest rates may also have a negative impact on the banking sector’s profitability, as well as worsening Russian consumer and corporate creditworthiness. The sharp rise in interest rates caused by the Central Bank’s key interest rate hike, to have a materially negative impact on the Russian mortgage market.

Serious deficiencies, instability or crises in the Russian banking sector, or other problems experienced by Russian banks, including deterioration in their credit portfolios, difficulties in accessing liquidity (including due to the imposition of sanctions), meaningful financial losses or reduction of profitability, falling capital ratios, suspension or revocation of their licenses or takeovers for subsequent liquidation or rehabilitation, resulted in the past, and may result in the future, in significant adverse consequences for our market and business. For example, in such circumstances, buyers of real estate or real estate developers may find themselves with reduced access to bank financing, which may reduce their demand, activity and transaction volumes in the real estate market, and, in turn, slow down demand for our services. We also may face forfeiture of, or delays in accessing our cash reserves, withdrawal/transactional limits on our bank accounts or other restrictions being imposed on our business, which could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, the instability of the Russian banking sector and the sharp rise in interest rates caused by the CBR’s key interest rate hike may also impede the development of new products for our Mortgage Marketplace services. Furthermore, as we may seek debt financing from Russian banks in the future, if a banking crisis were to re-occur in Russia, our ability to access such financing may be limited, which in turn could have a material adverse effect on our business, results of operations, financial condition and prospects, and investors may lose some or all of the value of their investment.

The companies incorporated in Russia may be forced into liquidation due to formal non-compliance with certain requirements of Russian law, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements in connection with its formation or reorganization or during its operation. There were cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for the liquidation of a legal entity. For example, in Russian corporate law, negative net assets calculated on the basis of the Russian Accounting Standards as of the end of the financial year following the second or any subsequent financial year of a company’s operation can serve as a basis for a court to order the liquidation of the company, upon a claim by governmental authorities (if no decision is taken to decrease the charter capital or liquidate the company). Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian balance sheets. However, their solvency (i.e., their ability to pay debts as they come due) is not otherwise adversely affected by such negative net assets. In addition, according to Russian court practice, formal non-compliance with certain requirements that may be remediated by a non-compliant legal entity should not itself serve as a basis for liquidation of such legal entity.

Although iRealtor LLC, our key operating subsidiary, had negative net assets as of December 31, 2020 and December 31, 2019, its net assets as of December 31, 2021 were positive. Under the relevant legislative requirement, a company may be forced into liquidation only after having negative net assets for two consecutive years, however, as this requirement is temporarily not applicable in 2020 due to the COVID-19 pandemic, we believe that we and our subsidiaries are currently fully compliant with the applicable legal requirements and neither we nor iRealtor LLC should be subject to liquidation on such grounds. We expect to take all necessary measures aimed at ensuring that iRealtor LLC has positive net assets by the required time in order to continue to be in compliance with all applicable requirements. However, weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences to our business and financial condition.

Risks Relating to Russian Taxation

Changes in Russian tax law could adversely affect the Group’s business.

Generally, Russian taxes that the Group is subject to are substantial and include, among others: corporate income tax, value-added tax (“VAT”), property tax, payroll related insurance payments, other taxes and duties. The Group is also subject to the liabilities of a tax agent with respect to taxes due from some of its counterparties. Laws related to these taxes and duties, such as the Tax Code of Russia (the “Tax Code”), have been in force for a relatively short period of time in comparison with tax legislation in more developed market economies, and the Russian government’s implementation of such legislation is often unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective, resulting in continuous changes being introduced to existing laws and the interpretations thereof.

Although the Russian tax climate and the quality of tax legislation generally improved with the introduction of the Tax Code, the possibility exists that Russia may impose arbitrary and/or onerous taxes and penalties in the future.

Since Russian federal, regional and local tax laws and regulations are subject to frequent change, and since some sections of the Tax Code are comparatively new, interpretation and application of these laws and regulations is often unclear, unstable or non-existent. Differing interpretations of tax regulations may exist both among and within government bodies at the federal, regional and local levels, increasing the number of existing uncertainties and leading, in practice, to the inconsistent enforcement of these tax laws and regulations.

Furthermore, the taxpayers, the Ministry of Finance and the Russian tax authorities often interpret tax laws differently. There can be no assurance that the Russian tax authorities will not take positions contrary to those set out in the private clarification letters issued by the Ministry of Finance to specific taxpayers’ queries. In some instances, the Russian tax authorities have applied new interpretations of tax laws retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period several times. During the past several years, the Russian tax authorities have taken more assertive positions in their interpretation of tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits of companies operating in various industries, including the financial industry.

Since taxpayers and the Russian tax authorities often interpret tax laws differently, taxpayers often have to resort to court proceedings to defend their position against the Russian tax authorities. In the absence of binding precedent or consistent court practice, rulings on tax or other related matters by different courts relating to the same or similar circumstances may be inconsistent or contradictory. Clarifications of the Russian tax authorities and the Ministry of Finance may, in practice, be revised by courts in a way that is unfavorable for the taxpayer.

The Russian tax system is, therefore, impeded by the fact that, at times, it continues to be characterized by the inconsistent judgments of local tax authorities. It is, therefore, possible that transactions and activities of the Group that have not been challenged in the past may be challenged in the future.

In 2017, the general anti-avoidance rules were introduced in the Tax Code by Article 54.1 of the Tax Code, which replaced the previously existing rule set by Resolution No. 53 of the Plenum of the Supreme Arbitration Court of the Russian Federation dated October 12, 2006, which defined an unjustified tax benefit mainly by reference to circumstances such as the absence of business purpose or transactions where the form does not match the substance, and which could lead to the disallowance of tax benefits resulting from the transaction or the re-characterization of the transaction for tax purposes.

Starting from 2019 the standard VAT rate increased from 18% to 20%.

The Russian Federation, like a number of other countries in the world, is actively involved in implementing measures and policies against tax evasion through the use of low tax jurisdictions as well as aggressive cross-border tax planning structures.

In the framework of such policies and measures, the Tax Code was amended to introduce controlled foreign companies rules and other anti-avoidance instruments including the concept of “beneficial ownership” for tax treaty purposes and the concept of tax residency for legal entities. These changes imposed significant limitations on tax planning. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on operations in Russia and abroad, and the application of the abovementioned rules may result in the imposition of fines, penalties and enforcement measures, which could have a material adverse effect on the business, results of operations, financial condition and prospects of the Group.

The Tax Code has been amended to allow, in certain cases, for judicial recovery of outstanding tax arrears of subsidiary/associated companies from principal (dominant or interest-holding) companies, which follows previous trends in court practice. These amendments and initiatives may have a significant effect on the Group and may expose the Group to additional tax and administrative risks, as well as to extra costs necessary to secure compliance with the new rules. These facts create tax risks for the Group in Russia that may be substantially more significant than typically found in countries with more developed tax systems.

In 2017, country-by-country reporting (the “CbCR”) requirements were introduced in the Tax Code. Introduction of mandatory filing of CbCR is, in general, in line with the Organisation for Economic Co-operation and Development (“OECD”) recommendations within the Base Erosion and Profit Shifting (“BEPS”) initiative. This initiative could potentially give rise to new adjustments and interpretations of the Russian tax law on the basis of international best practice that would cause additional tax burden for the Group’s business.

On May 1, 2019, the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) was ratified by the Russian Federation. Starting in 2021, the MLI could limit tax benefits granted by most double tax treaties to which Russia is a party.

The Russian Federation is a member of the OECD Inclusive Framework (IF) on BEPS, which has been developing a ‘two-pillar’ approach in an effort to address the tax challenges arising from the digitalization of the economy (also known as the BEPS 2.0 project). In June and July 2021, a political agreement on the key aspects of the proposals was reached by the G7, G20, and many of the OECD IF countries. Furthermore, in October 2021, the OECD/G20 IF published an updated statement on the two-pillar solution which has been agreed by 136 IF member countries. Under Pillar One, a formulaic share of the consolidated profit of certain multinational enterprises (MNE) will be allocated to markets (i.e., where sales arise). Pillar One will apply to MNEs with profitability above 10% and global turnover above EUR 20 billion. Pillar Two introduces a global minimum effective tax rate of 15%. Companies with global turnover above EUR 750 million will be within the scope of Pillar Two, with headquarter jurisdictions retaining the option to apply the rules to smaller, domestic MNEs. Pillar Two should also introduce Subject to Tax Rule that should result in additional taxation of certain types of income paid at source to jurisdictions where it taxed at tax rates below certain threshold. Pillar One and Pillar Two are expected to take effect not earlier than 2023.

In 2020, the Russian government introduced initiatives related to the increase of withholding tax rates applied to dividends and interest, paid to certain jurisdictions, channeling significant resources from the Russian Federation. The proposals to amend double tax treaties by increasing the withholding tax rate on interest income and dividends to 15% with certain exemptions (currently most Russian double tax treaties provide for a 5%-10% withholding tax on dividends and a 0% withholding tax on interest) were sent, in 2020, to Cyprus, Luxembourg, Malta and the Netherlands, and in 2021 to Switzerland. Relevant amendments were made to the double tax treaties with Cyprus, Malta and Luxembourg, the tax treaty with the Netherlands was denounced with effect from 2022, while amendments to double tax treaty with Switzerland are under discussion, which was temporary suspended in March 2022.

In response to the changing economic environment the Russian government introduced significant number of changes to the Tax Code in March 2022. These or any further changes to the Tax Code may have a material adverse effect on the Group’s business, results of operations, financial condition or prospects, and the trading price of the ADSs.

Moreover, there is uncertainty whether and which amendments to other Russian double tax treaties will be made, or whether such or other Russian double tax treaties will eventually be denounced or terminated.

All of the above and other changing conditions create tax risks in Russia that are more significant than those typically found in jurisdictions with more developed tax systems, and complicate tax planning and related business decisions of the Group. In addition, there can be no assurance that the current tax rates will not be increased, that new taxes will not be introduced or that additional sources of revenue or income, or other activities, will not be subject to new taxes or similar charges or fees in the future. There can also be no assurance that the Tax Code will not be changed in the future in a manner that will adversely affect the stability and predictability of the tax system.

It is expected that Russian tax legislation will progressively become more sophisticated. The introduction of new taxes or amendments to current taxation rules may affect the Group’s overall tax efficiency and may result in significant additional tax liabilities. The Group cannot provide holders of the ADSs with any assurance that additional Russian tax exposures will not arise. Such additional tax exposures could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects, and the trading price of the ADSs.

The Group is subject to tax audits by the Russian tax authorities, which may result in additional tax liabilities.

Tax returns, together with related documentation, are subject to review and investigation by the tax authorities, which are authorized by Russian law to impose severe fines and penalties. Generally, tax returns remain open and subject to inspection by the tax authorities for a period of three years immediately preceding the year in which the decision to conduct a tax audit is taken. However, the fact that a year has been reviewed by the tax authorities does not prevent any tax returns relating to that year from being reviewed further by the tax authorities during the three-year limitation period. A repeated tax audit may be conducted by a higher-level tax authority as a measure of control over the activities of lower-level tax authorities, or in connection with the reorganization or liquidation of a taxpayer, or as a result of the filing by such taxpayer of an amended tax return decreasing the tax payable. Therefore, previous tax audits may not preclude subsequent tax claims relating to the audited period. Furthermore, on July 14, 2005, the Constitutional Court of Russia issued a decision allowing the statute of limitations for tax penalties to be extended beyond the three-year term set out in the Tax Code if a court determines that a taxpayer has obstructed or hindered a tax inspection. Moreover, the Tax Code provides for the possibility of an extension of the three-year statute of limitations for tax offences if the taxpayer obstructed the performance of the tax review and this has become an insurmountable obstacle for the tax audit. Because the terms “obstructed,” “hindered” and

“insurmountable obstacles” are not specifically defined in Russian law, the Russian tax authorities may attempt to interpret these terms broadly, effectively linking any difficulty experienced by them in the course of their tax audit with obstruction by the taxpayer and use that as a basis to seek additional tax adjustments and penalties beyond the three-year limitation term. Therefore, the statute of limitations is not entirely effective.

Tax audits or inspections may result in additional costs to the Group, in particular if the relevant tax authorities conclude that the Group did not satisfy its tax obligations in any given year. Such audits or inspections may also impose additional burdens on the Group by diverting the attention of management resources. The outcome of these audits or inspections could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects, and the trading price of the ADSs.

Russian transfer pricing rules may adversely affect the Group’s business, financial condition and results of operations.

Russian transfer pricing legislation has been in effect since January 1, 2012. The rules are technically elaborate, detailed and, to a certain extent, aligned with the international transfer pricing principles developed by the OECD.

The rules allow the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities for transactions which are considered “controlled” for Russian transfer pricing purposes. The list of “controlled” transactions includes transactions performed with non-Russian related companies, certain categories of Russian related companies, non-Russian related companies that are residents in certain offshore zones and cross-border transactions in commodities. The rules have considerably increased the compliance burden for taxpayers compared to the law which was in effect before 2012 due to, inter alia, a shifting of the burden of proving market prices from the Russian tax authorities to the taxpayer and obliging the taxpayer to keep specific documentation. Furthermore, the taxpayers are obliged to notify the Russian tax authorities of “controlled” transactions. Although the transfer pricing rules are supposed to be in line with international transfer pricing principles developed by the OECD, there are certain significant differences with respect to how these principles are reflected in the local rules. Special transfer pricing rules apply to transactions with securities and derivatives. It is difficult to evaluate what effect transfer pricing rules may have on the Group.

Since the Russian transfer pricing rules came into force, transactions between affiliated parties have been examined by the Russian tax authorities for compliance with the “arm’s-length principle.” The Tax Code provides that an audit of the proper calculation and payment of taxes in connection with the conclusion of transactions between interdependent persons shall be performed by the Federal Tax Service. However, territorial tax authorities currently try to scrutinize terms and conditions of transactions concluded between related parties for “unjustified tax benefits.” Consequently, due to the uncertainties in the interpretation of Russian transfer pricing legislation, no assurance can be given that the Russian tax authorities will not challenge the Group’s transfer prices or make adjustments which could affect the Group’s tax position unless the Group is able to confirm the use of market prices with respect to “controlled” transactions supported by the appropriate transfer pricing documentation. The imposition of additional tax liabilities under the Russian transfer pricing rules may have a material adverse effect on the Group’s business, results of operations, financial condition or prospects, and the trading price of the ADSs.

The Russian Federation’s thin capitalization rules allow for different interpretations, which may affect the Group’s business, results of operations and financial condition.

Russian tax legislation contains thin capitalization rules which, under certain conditions, limit the amount of interest that could be deducted by Russian companies with the direct or indirect participation of a foreign company. These rules have recently become subject to frequent amendments and different interpretations. It is currently unclear how the Russian tax authorities could interpret and apply thin capitalization rules. The Group may be affected by the Russian thin capitalization rules if, at any time, Russian entities of the Group receive loans from or have loans guaranteed by foreign or Russian related parties. In this case it cannot be ruled out that the Group might be subject to additional tax liabilities, which could have a material adverse effect on its business, results of operations and the financial condition, and the trading price of the ADSs.

The Company may be exposed to taxation in Russia if the Company is treated as having a permanent establishment in Russia or as Russian tax resident.

The Tax Code contains the concept of a permanent establishment in Russia as a means for taxing foreign legal entities that carry on regular entrepreneurial activities in Russia beyond preparatory and auxiliary activities. Russia’s double taxation treaties concluded with other countries, including Cyprus (the Agreement between the Russian government and the government of the Republic of Cyprus for the Avoidance of Double Taxation with respect to Taxes on Income and on Capital dated December 5, 1998 (the “Russia-Cyprus Tax Treaty”)), where the Company is domiciled, also contain a similar concept. However, the practical application of the concept of a permanent establishment under Russian domestic tax law is not well developed and foreign companies having even limited operations in Russia (which would not normally satisfy the criteria for creating a permanent establishment under international rules), may be at risk of being treated as having a permanent establishment in Russia and, consequently, as liable for Russian taxation.

Although the Company seeks to conduct its affairs so that it is not treated as having a permanent establishment in Russia, no assurance can be given that the Company will not be treated as having such a permanent establishment. If the Company were to be treated as having a permanent establishment in Russia, it would be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity.

Only the amount of the income of a foreign entity that is attributable to its permanent establishment should be subject to taxation in Russia. Pursuant to the transfer pricing rules (discussed above), such amount of income is to be measured based on the functions carried out by a Russian permanent establishment, accepted economic (commercial) risks attributable to such activity and the assets deployed. In order to determine the amount of income of a foreign entity that is attributable to a permanent establishment in Russia, the Russian tax authorities may perform a functional analysis of an activity performed by a foreign entity in the territory of Russia. Nevertheless, the risk still exists that the tax authorities might seek to assess Russian tax on the entire amount of income of a foreign company.

Having a permanent establishment in Russia may lead to other adverse tax implications, including being challenged on a reduced withholding tax rate under an applicable double taxation treaty, and a potential effect on VAT and property tax obligations. There is also a risk that penalties could be imposed by the tax authorities for failure to register a permanent establishment with the Russian tax authorities.

Recent events in Russia suggest that the tax authorities may be becoming more active in seeking to investigate whether, and asserting that, foreign entities operate through a permanent establishment in Russia.

Any such taxes or penalties could have a material adverse effect on the Group’s business, financial condition, results of operations or prospects, and the trading price of the ADSs.

It should also be noted that Russian tax legislation has a concept of tax residency for legal entities. According to this concept, foreign legal entities which are managed from Russia are considered tax residents of the Russian Federation. There are certain rules for determining the place of effective management for foreign companies. In particular, a foreign entity is considered to be managed from Russia if such entity and its business meet at least one of the following criteria: (i) its executive body (bodies) regularly acts (act) on its behalf from Russia; or (ii) its senior (management) staff (persons authorized to plan, supervise and manage the undertaking’s business, and who are liable therefor) predominantly perform their management functions (that is, making decisions and carrying out other actions relating to the business of the entity falling within the competence of its executive bodies) in Russia. The Group may not rule out the possibility that, as a result of these regulations, certain foreign companies of the Group might be deemed to have become Russian tax residents, subject to all applicable Russian taxes, which could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the ADSs.

In addition, if the Company is regarded as a Russian tax resident, dividend income received by the non-resident holders of ADSs may be subject to Russian withholding tax at 15%. Due to certain specifics and uncertainty surrounding the withholding tax mechanism in Russia, recognition of the Company as a Russian tax resident may also lead to taxation of dividends received by Russian resident holders of ADSs at source at a 15% tax rate, normally applicable to non-resident holders of ADSs. See “Material Russian Tax Considerations.”

The Company may encounter difficulties in obtaining lower rates of the Russian withholding income tax envisaged by the Russia-Cyprus Tax Treaty for dividends distributed from the Company’s subsidiaries.

Dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15%, however, such rate may be reduced pursuant to an applicable double taxation treaty. The Company intends to rely on the Russia-Cyprus Tax Treaty.

On September 8, 2020, the Protocol on Amendments to the Russia-Cyprus Tax Treaty (hereinafter the “Protocol”) was signed. According to the Protocol, withholding tax rate in respect of dividend income was increased to 15% (though it provides for a number of exceptions where the lower rate of 5% is envisaged).

The reduced 5% tax rate in respect of dividend income is envisaged for certain categories of income recipients. These include companies that are beneficial owners of dividend income and whose shares are listed on a registered stock exchange, provided that: (a) such company’s free float represents at least 15% of its voting shares, and (b) such company directly holds, and, on the day of payment of the dividends, has held for 365 days, at least 15% of the capital of the company paying the dividends.

In February 2021, the Russian Ministry of Finance provided clarification regarding the application of the reduced tax rate under the Russia-Cyprus Tax Treaty and the Protocol. The Russian Ministry of Finance clarified that the term “registered stock exchange” for the purposes of the double-tax treaty means any stock exchange incorporated and regulated as such under the laws of any of the Contracting Parties (i.e., Russia or Cyprus). Also, some uncertainty exists in respect of the approach as to how to establish the percentage of depository receipts in free float. Although, the Russian Ministry of Finance issued some clarification on this matter there is still the possibility that different interpretations could be applied given the vague wording of the clarification. Also, there is no assurance that the Russian Ministry of Finance will not revise its position in the future or that the Russian tax authorities will not challenge the Company’s position in this respect.

The Group believes that the Company fulfills the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus Tax Treaty in respect of dividend income received by the Company from its Russian subsidiaries, including due to its free float exceeding 15%. Although the Group will seek to claim treaty protection or benefits where possible, there is a risk that the applicability of the reduced Russian withholding tax rate of 5% may be challenged by the Russian tax authorities. As a result, there can be no assurance that the Group would be able to avail itself of the reduced withholding tax rate in practice.

Furthermore, the Company will be subject to Russian withholding tax to be withheld at source at a rate of 15%, which will apply to dividends payable by its Russian subsidiaries, if the treaty clearance procedures are not duly performed by the date when the dividend payment is made. In this case, the Company may seek to claim a tax refund from the Russian tax authorities in an amount equal to the difference between the tax withheld at the 15% rate and the tax calculated at the reduced rate of 5%, as appropriate. The application for the refund may be filed with the tax authorities within a three-year period from the end of the year when tax was withheld; and the tax authorities are obliged to make a decision on refund within six months of receipt of the relevant application from the taxpayer (to the extent the right to apply the reduced tax rate is confirmed). However, in practice, obtaining a tax refund may take considerably longer and there can be no assurance that such refund will be available.

Further changes and restrictions in the application of reduced tax rates envisaged by the Russia-Cyprus Tax Treaty for dividends distributed from the Company’s subsidiaries could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects and the trading price of the ADSs.

The Russian tax authorities may challenge the application of reduced social security contributions, VAT and corporate profits tax rates by one of our companies.

Starting from January 1, 2021, Russian IT companies can apply a reduced profits tax rate (3% instead of the general rate of 20% and 0% from 1 January 2022 till 31 December 2024), as well as reduced VAT tax rate (0% instead of general tax rate 20%) and a reduced social security contributions rate (7.6% instead of general rate of 30%) in relation to payments to employees. In order to apply the reduced profit tax and social security contributions rates, a taxpayer should be officially accredited to perform IT activity, the share of its income from development and sale of own-developed computer programs and databases, and/or from rendering of services involving development, adaptation, modification and support of computer programs and databases (“preferential IT activity”) should comprise 90% of total income, and the average headcount should be at least seven employees. The VAT exemption applies for providing rights to the use of software and databases included in the Unified Register of Russian Software for Computers and Databases.

Historically, N1 Technologies LLC, a subsidiary of the N1 Group, applied reduced social security contributions, profits tax and VAT rates in accordance with the requirements of the Russian tax legislation.

Starting from January 1, 2021, the Tax Code also establishes that when calculating the share of income from preferential IT activity, income from providing rights that enable users to disseminate advertising information on the internet and/or have access to it;

place classified ads; search information about potential counterparties and/or enter into transactions should not be taken into account. Thus, the use of reduced rates by companies that are engaged in such businesses will be restricted. The question of whether the restriction will be broadly interpreted in practice, and to what extent, remains open.

Following the N1 Acquisition, we conducted an organizational restructuring whereby the IT teams of the Cian Group and the N1 Group joined together as part of N1 Technologies, which, as a qualifying IT company, is expected to benefit from the reduced profit tax, VAT and social security contributions rates under the Russian Tax Code. Following the restructuring, N1 Technologies operates as a shared service center rendering services to our subsidiaries with respect to development and adaptation of IT products which are being used primarily within the Cian Group. Such practice is widely used by IT companies in Russia.

The amended Tax Code provision regarding application of the reduced tax rates by IT companies is relatively untested. Given the absence of substantial administrative and court practice, the tax authorities may challenge the application of reduced rates by N1 Technologies prior to, or following, our planned organizational restructuring. This may have an adverse effect on our business, results of operations, financial condition and prospects.

Risks Relating to Our Organizational Structure

The rights of our shareholders are governed by Cyprus law and our articles of association and differ in some important respects from the typical rights of shareholders under U.S. state laws.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under the laws of some U.S. states. For example, existing holders of shares in Cypriot public companies are entitled, as a matter of law, to pre-emptive rights on the issue of new shares or other securities convertible into shares in that company (if shares are issued for cash consideration). The pre-emptive rights, however, may be disapplied by our shareholders at a general meeting for a specified period.

In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S. For example:

●	our shareholders are able to convene an extraordinary general meeting as provided in section 126 of the Cyprus Companies Law;
●	our articles of association and the Cyprus Companies Law require the approval of no less than 75% of present and voting shareholders for certain matters, including, among other things, amendments to our constitutional documents, dissolution or liquidation of our company, reducing the share capital and buying back shares; and
●	under our articles of association, a company making a takeover bid for all our shares may, subject to certain conditions, acquire upon the same terms the shares of shareholders who have not accepted the offer where holders of only 80% or more of our shares have accepted the offer. See “— In the event of a takeover, our minority shareholders do not benefit from the same protections that the minority shareholders of a Cypriot company listed on a regulated market in the European Union would be entitled to as regards mandatory offers and squeeze-out.”

As a result of such differences (among others), our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws, and our board of directors may find it more difficult to approve certain actions.

Holders of our ADSs may not be able to exercise their pre-emptive rights in relation to future issuances of ordinary shares.

To raise funding in the future, we may issue additional ordinary shares. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares or securities convertible into shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied by our shareholders). Holders of our ADSs may not be able to exercise pre-emptive rights for ordinary shares where there is an issue of shares for non-cash consideration or where pre-emptive rights are disapplied. Holders of our ADSs may also not be able to exercise pre-emption rights directly (but possibly only by instructing the depositary as the registered holder of shares), as only holders of shares and not of ADSs have such rights in Cyprus. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares to rely on it. Accordingly, holders of our ADSs may not be able to exercise their pre-emptive rights on future issuances of ordinary shares, and, as a result, their percentage ownership interest in us would be diluted. As our shareholders have authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of this offering, any issuances of shares after the expiry of such period will be subject to pre-emptive rights unless those rights are additionally disapplied. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so through a rights offering in the United States.

Because of their significant voting power and certain provisions of our articles of association, our principal shareholders will be able to exert control over us and our significant corporate decisions such that minority shareholders have limited influence with respect to the replacement or removal of management and with respect to takeovers, even where a takeover would be beneficial to our shareholders as a whole.

Upon completion of our initial public offering, our principal shareholders, Ronder Investment Limited, Speedtime Trading Limited and Onlypiece Trading Limited, investment vehicles associated with Elbrus Capital, controlled 45.12% of our issued and outstanding ordinary shares.

Our board of directors comprises at least seven, but no more than nine directors. Our articles of association provide to Elbrus Capital and to Maksim Melnikov (or to one or more trusts or nominees acting on his behalf) the right to nominate and appoint a certain number of such directors. They provide that at any time when (i) Elbrus Capital’s ownership percentage in aggregate is equal to or greater than 30%, it will have the right to nominate and appoint five directors (which constitute more than 50% of our directors); (ii) Elbrus Capital’s ownership percentage in aggregate is greater than or equal to 5% and less than 30%, it will have the right to nominate and appoint between one and four directors (with four directors constituting more than 50% of our directors where our board of directors comprises seven directors in total), depending on Elbrus Capital’s exact shareholding; (iii) Elbrus Capital’s ownership percentage in aggregate is equal to or greater than 7%, the director(s) appointed by Elbrus Capital will have the right to appoint the chairman of the board of directors (who has a casting vote in the event of a tie); and (iv) until the date that falls five years from the effective date of this registration statement (the “Rights Expiry Date”), Maksim Melnikov holds (whether directly or through one or more trusts or nominees acting on his behalf) at least one of our shares, he (or, if applicable, such trust(s) or nominee(s)) will have the right to nominate and appoint Maksim Melnikov (and only Maksim Melnikov) as a director. For a detailed description of the rights of Elbrus Capital and Maksim Melnikov in this respect, see “Description of Share Capital and Articles of Association—Appointment of Directors.” As a result, Elbrus Capital and Maksim Melnikov may have the ability to significantly influence - and, in the case of Elbrus Capital, at any time when directors appointed by it constitute at least half of the board of directors, to determine - the outcome of all matters submitted to our Board of Directors for approval. The interests of Elbrus Capital and Maksim Melnikov might not coincide with the interests of the other holders of the ADSs. This concentration of ownership may harm the value of the ADSs. In particular, given their limited influence over our board of directors, our minority shareholders have limited ability to influence the removal or replacement of our management and have limited influence over whether any proposed merger, consolidation or amalgamation of our Company proceeds. This may discourage transactions that otherwise would be beneficial to our shareholders and could involve payment of a premium over prevailing market prices for our ADSs, which may in turn depress the price of our ADSs.

We may be subject to defense tax in Cyprus.

Cyprus tax resident companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus (the “defense tax”) at a rate of 17% on deemed dividend distributions to the extent that their ultimate direct or indirect shareholders are individuals who are both Cyprus tax residents and Cyprus domiciled. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by individuals who are both Cyprus tax residents and Cyprus domiciled. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the Company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our business, prospects, financial condition and results of operations if we are unable to recover the tax from shareholders as described above.

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax residents in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.

Risks Related to the Offering and Ownership of the ADSs

A delisting of our ordinary shares from NYSE could have materially adverse effects on our business, financial condition and results of operations.

Recently, in response to geopolitical developments between Russia and Ukraine, a number of governments, including those of the United States, United Kingdom and European Union, have adopted new sanctions on specified persons and entities in Russia, including the Central Bank of Russia, and new export controls affecting specific, sensitive technologies. The ambit and the level of the sanctions have become increasingly severe as the conflict between those countries continues to escalate. To date, none of Cian, any of our subsidiaries, any members of our board of directors or management or any of our principal shareholders is a target of these sanctions.

Prompted by the newly imposed sanctions, on February 28, 2022, Nasdaq and the New York Stock Exchange imposed a suspension of trading in securities of a number of companies with operations in Russia, including Cian, which suspension currently remains in place. Cian has been in regular communication with representatives of NYSE since the imposition of the suspension of trading in an effort to lift the suspension. While the Company remains hopeful that the NYSE will agree with its conclusions and lift the suspension of trading in its securities, there can be no assurance that the NYSE will not ultimately decide to formally delist the Company’s securities.

The suspension of trading and potential delisting of our ADSs could have material adverse effects on our business, financial condition and results of operations due to, among other things:

●	reduced trading liquidity and market prices for our ADSs;
●	decreased number of institutional and other investors willing to hold or acquire our ADSs, coverage by securities analysts, market making activity and information available concerning trading prices and volume, as well as fewer broker-dealers willing to execute trades in our ordinary shares, thereby further restricting our ability to obtain equity financing; and
●	reduced ability to retain, attract and motivate our directors, officers and employees by means of equity compensation.

Our operating results and the price of the ADSs may be volatile, and the market price of the ADSs may drop below the price you pay.

Our operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of the ADSs to wide price fluctuations regardless of our operating performance. The trading price of the ADSs may also be subject to price fluctuations in response to other factors, such as fluctuations in our actual or projected results of operations because of the depreciation of the ruble, which is our presentational currency.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile due to factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	potential litigation or regulatory investigations; and
●	other events or factors, including those resulting from war, epidemics, incidents of terrorism or responses to these events.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for the ADSs to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the market price and liquidity of ADSs. In addition, in the past, when the market price of ADSs has been volatile, holders have sometimes instituted securities class action litigation against the company that issued the ADSs. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our business, profitability and reputation.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors because we may rely on these reduced disclosure requirements.

We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Most of such requirements relate to disclosures that we would only be required to make if we also ceased to be a foreign private issuer in the future. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K containing disclosure of material events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, our holders of our ADSs may not have the same protections as afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

As a foreign private issuer, we are permitted to rely on exemptions from certain of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of the ADSs.

As a company not listed on the regulated market of the Cyprus Stock Exchange, we are not required to comply with any corporate governance code requirements applicable to Cypriot public companies.

The NYSE corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we intend to, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be comprised entirely of independent directors and we will not be required to have a nominating committee. We intend to avail ourselves of the exemptions afforded to foreign private issuers and intend to follow home country practice for our compensation, governance and nominating committee. See “Management—Board Committee Composition—Compensation, Governance and Nominating Committee.” Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

Our ADSs trade on more than one market and this may result in increased volatility and price variations between such markets.

Our ADSs trade on both the NYSE and MOEX. Trading in the ADSs on these markets will occur in different currencies (U.S. dollars on the NYSE and rubles on MOEX) and at different times (due to different time zones, trading days and public holidays in the United States and Russia). The trading prices of the ADSs on these two markets may differ due to these and other factors. The liquidity of trading in the ADSs on MOEX is limited. This may impair the ability of holders of our ADSs to sell their ADSs on MOEX at the time when they wish to sell them or at a price that holders of our ADSs consider reasonable. In addition, trading of a small number of ADSs on that market could adversely and significantly impact the price of the ADSs and could, in turn, impact the price of ADSs traded on the NYSE. Any decrease in the trading price of the ADSs on one of these markets could cause a decrease in the trading price of the ADSs on the other market. Additionally, as there is no direct trading or settlement between the two stock markets, the time required to move the ADSs from one market to another may vary and there is no certainty of when ADSs that are moved will be available for trading or settlement.

Holders of our ADSs may not be able to exercise their right to vote with respect to the ordinary shares underlying their ADSs.

ADS holders may only exercise voting rights with respect to the ordinary shares underlying their respective ADSs in accordance with the provisions of the deposit agreement. ADS holders may vote only by instructing the depositary to vote on their behalf. If we request the depositary to solicit ADS holders’ voting instructions (and we are not required to do so), the depositary will notify ADS holders of a shareholders’ meeting and send or make voting materials available to ADS holders. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, to vote or to have its agents vote the deposited ordinary shares as instructed by ADS holders. If we do not request the depositary to solicit voting instructions of ADS holders, they can still send voting instructions, and, in that case, the depositary may try to vote as ADS holders instruct, but it is not required to do so. Except by instructing the depositary as described above, ADS holders will not be able to exercise voting rights unless they surrender their ADSs and withdraw the ordinary shares. However, ADS holders may not know about the meeting far enough in advance to withdraw those ordinary shares in time to be able to vote them as they might have planned, and after such a withdrawal they would no longer hold ADSs, but rather they would directly hold the underlying ordinary shares.

The depositary will try, as far as practical, to vote the ordinary shares underlying the ADSs as instructed by the ADS holders. In such an instance, if we ask for ADS holders’ instructions, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares or to withdraw their ordinary shares so that they can vote them themselves. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise any right to vote that they may have with respect to the underlying ordinary shares, and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as they requested. In addition, the depositary is only required to notify ADS holders of any particular vote if it receives notice from us in advance of the scheduled meeting. We cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADS holders may not be able to exercise voting rights and there may be nothing they can do if the ordinary shares underlying their ADSs are not voted as they requested.

Purchasers of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or, from time to time, when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. In addition ADS holders may not be able to cancel their ADSs and withdraw ordinary shares when they owe money for fees, taxes and similar charges.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by applicable law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising from or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, even if the ADS holder subsequently withdraws the underlying ordinary shares.

However, ADS holders will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, ADS holders cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. If we or the depositary opposed a demand for jury trial relying on above-mentioned jury trial waiver, it is up to the court to determine whether such waiver was enforceable considering the facts and circumstances of that case in accordance with the applicable state and federal law.

If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court or by the United States Supreme Court. Nonetheless, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If ADS holders or any other holders or beneficial owners of ADSs bring a claim against us or the depositary relating to the matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, they or such other holder or beneficial owner may not have the right to a jury trial regarding such claims, which may limit and discourage lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary according to the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may have different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

Holders of the ADSs or ordinary shares have limited choice of forum, which could limit their ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees.

The deposit agreement governing the ADSs provides that (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, ADS holders irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. Any person or entity purchasing or otherwise acquiring any ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions.

These forum provisions may increase ADS holders’ cost and limit their ability to bring a claim in a judicial forum that ADS holders find favorable for disputes with us, the depositary, or our and the depositary’s respective directors, officers or employees, which may discourage such lawsuits against us, the depositary, and our and the depositary’s respective directors, officers or employees. However, there is uncertainty as to whether a court would enforce such forum selection provision. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Also, we may amend or terminate the deposit agreement without ADS holders’ consent. If ADS holders continue to hold their ADSs after an amendment to the deposit agreement, they agree to be bound by the deposit agreement as amended. See “Description of American Depositary Shares” section for more information.

To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all lawsuits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all lawsuits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, actions by holders of the ADSs or ordinary shares to enforce any duty or liability created by the Exchange Act, the Securities Act or the respective rules and regulations thereunder must be brought in a federal court in the city of New York. Holders of the ADSs or ordinary shares will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

ADS holders have the right to arbitration under the deposit agreement. However, it may not be most beneficial.

The deposit agreement provides that ADS holders and the depositary have the right to elect to have any claim they may have against us arising out of or relating to the ordinary shares or ADSs or the deposit agreement settled by arbitration in New York, New York rather than in a court of law, and to have any judgment rendered by the arbitrators entered in any court having jurisdiction. An arbitral tribunal in any such arbitration would not have the authority to award any consequential, special, or punitive damages and its award would have to conform to the provisions of the deposit agreement. The deposit agreement does not give us the right to require that any claim, whether brought by us or against us, be arbitrated.

A significant portion of our total issued and outstanding ADSs are eligible to be sold into the market in the near future, which could cause the market price of the ADSs to drop significantly, even if our business is doing well.

Sales of a substantial number of the ADSs in the public market, or the perception in the market that the holders of a large number of ADSs intend to sell, could reduce the market price of the ADSs. After giving effect to the sale of ADSs in our initial public offering, we had 69,042,400 ADSs outstanding. The ADSs sold in our initial public offering or issuable pursuant to the equity awards we grant are freely tradable without restriction under the Securities Act, except as described in the next paragraph with respect to the lock-up arrangements and for any of the ADSs that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, certain of our key shareholders, our executive officers, directors and holders of almost all of our outstanding shares and warrants have agreed with the underwriters participating in our initial public offering, subject to certain exceptions, not to, and not to clause any direct or indirect affiliate to, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs, our ordinary shares underlying the ADSs, or any other securities convertible into or exercisable or exchangeable for ADSs or such ordinary shares, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or ordinary shares, or publicly disclose the intention to do any of the above, during the period from the date of the initial public offering continuing through the date 180 days after the date of the initial public offering, except with the prior written consent of the representatives on behalf of such underwriters. Such ADSs will, however, be able to be resold after the expiration of the lock-up periods, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up arrangements. The ADSs of certain of our affiliates will only be able to be resold pursuant to the requirements of Rule 144.

In the future, we may also issue additional securities if we need to raise capital or make acquisitions, which could constitute a material portion of our then-issued and outstanding ADSs.

Our shareholders may face difficulties in protecting their interests because we are a Cypriot company.

We are, and will upon the consummation of this offering be, a Cypriot company with limited liability. Our corporate affairs are governed by our articles of association and by the laws that govern companies incorporated in Cyprus. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us are to a large extent governed by the laws of Cyprus, and may be different than the rights and obligations of shareholders and boards of directors in companies governed by the laws of U.S. jurisdictions. In the performance of its duties, our board is required by Cypriot law to consider the interests of our company, shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, the interests of our shareholders. Furthermore, the rights of our shareholders and the responsibilities of our directors under our articles of association and the laws of Cyprus may not be as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management or members of our board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of Cypriot law and the laws applicable to companies incorporated in the State of Delaware and their shareholders, see “Description of Share Capital and Articles of Association.”

In the event of a takeover, our minority shareholders do not benefit from the same protections that the minority shareholders of a Cypriot company listed on a regulated market in the European Union would be entitled to as regards mandatory offers and squeeze-out.

As of the date of this registration statement, Cyprus law does not require a mandatory offer to be made in respect of an acquisition of shares in a Cypriot company that is not listed on a regulated market in the European Union (such as the Company). Accordingly, mandatory tender offers with respect to our shares are governed by our articles of association. They require a person that directly or indirectly acquires, together with any parties acting in concert, (i) 30% or more but no more than 50% or (ii) 50% or more of the voting rights (whether from our shares or shares represented by ADSs), to make a tender offer to all of our other shareholders at a price per share not less than the highest price paid by such the acquirer and any parties acting in concert with it for any shares (including shares represented by ADSs) (including those included in the proposed transfer) in the preceding 12 months, or, if no such transfers have taken place in respect of shares, at a price and on terms determined by our board of directors at its discretion to be comparable to any offer for purchase of shares in the Company (see “Description of Share Capital and Articles of Association—Provisions Relevant to Takeovers”). However, this provision does not apply to the Depositary and to Elbrus Capital or its affiliates, which means such persons can individually or collectively go below 30% or 50% of the voting power, as the case may be, and subsequently acquire more than 30% or 50% of the voting power, as the case may be, without making a tender offer. Accordingly, neither Cyprus law nor the mandatory tender offer provision in our articles of association provides a minority shareholder with a right to dispose of its shares in all scenarios in which a shareholder, together with parties acting in concert, if applicable, may acquire control over us.

In addition, our articles of association offer our shareholders less protection from squeeze-out in a takeover situation than is available under the laws of Cyprus (and many other jurisdictions). To facilitate acquisitions of the entire issued share capital of public companies, Cypriot law provides for a ‘squeeze-out’ mechanism whereby a company making a takeover bid for all the shares of another company (or whole class thereof) may, subject to certain conditions, acquire upon the same terms the shares of shareholders who have not accepted the offer. See “Description of Share Capital and Articles of Association—Relevant Provisions of Cypriot Law.” In order to protect the interests of shareholders who have not accepted the offer, squeeze-out is only available under the laws of Cyprus (and many other jurisdictions) where holders of 90% or more of the shares concerned have accepted the offer. Our articles of association allow for squeeze-out where holders of only 80% or more of our shares have accepted the offer. See “Description of Share Capital and Articles of Association—Provisions Relevant to Takeovers.” Accordingly, as compared to Cyprus law, our articles of association offer our shareholders less protection from being required to sell their shares on terms that they consider unfavorable, and the purchaser of a significant stake in our company would need relatively low minority shareholder acceptance of its offer in order to be able to squeeze out other minority shareholders.

There may be difficulties in enforcing foreign judgments against us, our directors or our management.

Certain of our directors and management and certain of the other parties named in this Annual Report reside outside the United States. Most of our assets and such persons’ assets are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

In particular, investors should be aware that there is uncertainty as to whether the courts of Cyprus or any other applicable jurisdictions would recognize and enforce judgments of U.S. courts obtained against us or our directors or our management as well as against the Selling Shareholders predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States or entertain original actions brought in Cyprus or any other applicable jurisdictions courts against us, our directors or our management, as well as against the Selling Shareholders predicated upon the securities laws of the United States or any state in the United States.

If we are classified as a passive foreign investment company for U.S. federal income tax purposes, U.S. investors may be subject to adverse tax consequences.

A non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if either: (a) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For these purposes, passive income includes interest, dividends and other investment income, with certain exceptions. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. The PFIC rules also contain a look-through rule whereby we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based on the current and anticipated composition of our income, assets and operations and those of our subsidiaries, we do not expect to be treated as a PFIC for the taxable year ending on December 31, 2021. This is a factual determination, however, that depends on, among other things, the composition of our income and assets, and the value of our assets and those of our subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the value of our assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the market price of the ADSs, which may fluctuate significantly. Therefore, there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are a PFIC for any taxable year, a U.S. holder of our ordinary shares may be subject to adverse tax consequences and may incur certain information reporting obligations. U.S. investors should consult their tax advisors about the potential application of the PFIC rules to their investment in the ADSs. For a more detailed discussion of PFIC tax consequences, see “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules.”

Changes in our tax rates or exposure to additional tax liabilities or assessments could affect our profitability, and audits by tax authorities could result in additional tax payments.

We are affected by various taxes imposed in different jurisdictions, including direct and indirect taxes imposed on our global activities. Significant judgment is required in determining our provisions for taxes, and there are many transactions and calculations where the ultimate tax determination is uncertain. The amount of income tax we pay is subject to ongoing audits by tax authorities. If audits result in payments or assessments, our future results may include unfavorable adjustments to our tax liabilities, and we could be adversely affected. Any significant changes to the tax system in the jurisdictions where we operate could adversely affect our business, results of operations, financial condition and prospects.

General Risk Factors

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding the ADSs adversely, the price and trading volume of the ADSs could decline.

The trading market for the ADSs is influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. If any of the securities or industry analysts who cover us, or may cover us in the future, change their recommendation regarding the ADSs adversely, or provide more favorable relative recommendations about our competitors, the price of the ADSs would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of the ADSs to decline.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board of directors. We also expect that as a public company, we may face increased demand for more detailed and more frequent reporting on environmental, social and corporate governance reports and disclosure.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

As a publicly traded company, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of the ADSs could be negatively affected, and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the name Solaredge Holdings Limited in Cyprus on July 7, 2017 pursuant to the Cyprus Companies Law, Cap. 113 (the “Cyprus Companies Law”). On September 3, 2021, Solaredge Holdings Limited was converted from a private limited liability company into a public limited company, and our name changed pursuant to a special resolution at a general meeting of our shareholders to Cian PLC. Our registered office is located at 64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201, 6037, Larnaca, Cyprus. Our principal executive office is located at Elektrozavodskaya Ulitsa, 27, Building 8 Moscow, 107023, Russia. The telephone number at this address is +7 (800) 555 3218. Our website address is www.cian.ru. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website for inactive textual reference purposes only. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, such as Cian, at http://www.sec.gov.

The Company has appointed Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168 as the Company’s authorized agent in the United States upon which process may be served in any suit or proceeding (including any arbitration proceeding) arising out of or relating to its American Depositary Shares.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.”

B.	Business Overview

Overview

We are a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, ranking among the top fifteen most popular online real estate classifieds globally, based on the March 2022 Google Analytics traffic data for Cian and SimilarWeb traffic data for other online real estate classifieds. We believe that since our founding in 2001, we have become the most recognized and trusted real estate classifieds brand in the most populous Russian regions, and have expanded our business beyond online real estate classifieds listings to offer additional products and services, which turn real estate searches and transactions into a seamless, transparent and efficient experience. Our mission is to use technology and deep insights into the Russian real estate market to help people on the journey to their perfect new place to live or work.

We operate in the Russian real estate market, which, according to the Frost & Sullivan Report, represented approximately USD 238 billion in 2020 and is only starting to digitalize. Being at the forefront of this digitalization trend and, as we believe, being one of the major driving forces behind it, we see an extensive addressable market, which comprises real estate agents’ commissions, developers’ advertising budgets as well as adjacent markets, including mortgage advertising and digital services facilitating transactions.

Our networked real estate platform connects millions of our users, the real estate buyers and renters, to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban, for both sale and rent. By offering a unique combination of products, services and insights, we have become a premier destination for our users as well as tens of thousands of our customers, real estate agents, developers, private sellers, landlords and other partners. Our platform aims to provide an end-to-end experience for customers and users and helps them address multiple pain points on their journey to a successful real estate transaction. We strive for our platform to encompass all stages of such journey, from finding the right property and the right buyer or renter, to financing the purchase and ensuring transaction certainty, while allowing participants to transact with ease and efficiency. We derive revenue:

●	In the Core Business segment, from listing fees in the secondary residential and commercial real estate verticals and lead generation fees in the primary residential real estate vertical, as well as fees for value-added services, such as auction and premium and highlighted listings, and other value-added services. In June 2020, we introduced a new subscription-based model for customers, which allows our customers to purchase a monthly subscription with us and combine a number of listings with value-added services, improving efficiency for them and stickiness and monetization for us. For more details, see “—Our Real Estate Platform—Core Classifieds Business—Products and Services We Offer to Customers—Subscription Model.” In the second half of 2021, the average share of listings under the subscription model amounted to approximately 50% as compared to approximately 26% in the second half of 2020. We also charge fees for providing advertising tools through our platform for various parties, primarily real estate developers and banks, which we refer to as our display advertising revenue. In 2021, we derived 94% of our revenue from our Core Business segment (of which 52% from the secondary residential real estate vertical, 34% from the primary residential real estate vertical and 14% from the commercial real estate vertical).
●	In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.
●	In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.
●	In our C2C Rental segment, from fees charged to our users for providing end-to-end solutions and facilitating seamless online property rentals (including tenant background checks, digital execution of agreements, online payments and insurance). This service was discontinued in 2021.
●	In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, execution and storage, registration and tax refunds), as well as revenues generated from our new Home Swap service that provides an alternative way for users to finance a real estate purchase by facilitating simultaneous sales and purchases of properties.

Users can search our property listings free of charge via our mobile applications and our mobile and desktop websites. They can also benefit from a broad scope of various innovative services that we offer, such as real estate valuation and access to a choice of real estate purchase financing options.

Our networked platform model and our trusted brand allow us, pursuant to Company data, to be the leading online real estate classified platform by share of leads to real estate agents and individual sellers and by number of listings in four of the most populous Russian regions, consisting of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, which together, according to the Frost & Sullivan Report, in 2020, accounted for 65%, 41% and 75% of the primary residential, secondary residential and commercial real estate markets in the country, respectively. In 2021, we had approximately 2.0 million listings available through our platform (excluding N1) and an average UMV of approximately 19.5 million (including N1). In 2020, we had approximately 2.1 million listings available through our platform and an average UMV of approximately 16.5 million. We believe that the quantity and quality of our listings database, as well as our expanding end-to-end value proposition, attract an increasing number of buyers and renters, which results in more transactions conducted based on expressions of interest and inquiries generated through our platform (“leads”), which in turn attracts more real estate agents, developers and landlords posting more listings. We believe that this powerful network effect has allowed us to continuously solidify our position as a market leader in our core regions of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, and will allow us to continue strengthening and expanding our position in other regions.

Development of new products, services and features is an integral part of our business, and we have a long and successful track record of disrupting the online real estate classifieds market through innovation. This culture of innovation and over 20 years of relevant experience allowed us to move beyond the pure online real estate classifieds model and become a fully-fledged, networked real estate platform enabled by cutting-edge technology, which creates value for all real estate market participants. In our Core Business segment, we provide advanced features that make connecting customers and users through an extensive database of property listings more efficient, such as: for users, AI-powered property search and virtual 3D property tours; for real estate agents, Pro.Tools which are an advanced lead management toolkit offerings to boost productivity (including call tracking, duplicates and competition notifications, push notification for competition price decreases, detailed lead information and others); and enterprise features for real estate agencies (including integration tools and tools for the management of marketing costs, performance and employees). To deliver the end-to-end value proposition and make searching and transacting even easier and more seamless for all real estate market participants, we have also created, and are continuing to add, innovative services, such as Mortgage Marketplace, Agent Finder, Property Valuation, Online Transaction Services, Home Swap and others. We intend to continue staying at the forefront of innovation by developing new solutions that will help users to find their perfect properties to rent or buy and customers to sell or rent out their real estate in the most efficient way.

We are a technology-driven platform and are committed to delivering the most efficient and stress-free experience through the use of cutting-edge technology, especially in view of the rapid pace of technological changes in our industry, such as increasing use of mobile devices in the real estate market and proliferation of new technologies that improve user experience, such as machine learning. We believe that the mobile-first approach, in which we prioritize users’ reliance on the mobile applications and websites, not only makes finding a new home or office more convenient for users, but also increases retention, improves the efficiency and conversion rate of our marketing programs and accelerates the growth of our business. The share of mobile in our average UMV increased to approximately 78.2% in 2021 from approximately 70.6% in 2020 and approximately 68.5% in 2019. Similarly, our share of mobile in leads to agents and individual sellers increased to approximately 69% in the 2021 from approximately 64% in 2020.

Our revenue was RUB 6,033 million, RUB 3,972 million and RUB 3,607 million in the years ended December 31, 2021, 2020 and 2019, respectively. Our loss was RUB 2,857 million, RUB 627 million and RUB 806 million for the years ended December 31, 2021, 2020 and 2019, respectively. The increase of our loss for the year ended December 31, 2021 was driven primarily by an increase in our share-based payment expense to RUB 2,549 million for the year ended December 31, 2021 from RUB 558 million for the year ended December 31, 2020, as a result of the recognition of expense on our long-term incentive program awards triggered by the liquidity event of our initial public offering , which is a non-recurring item, and the corresponding increase in the fair value estimates of these awards. Our Adjusted EBITDA was RUB 318 million for the year ended December 31, 2021, RUB 181 million for the year ended December 31, 2020 and a negative RUB 376 million for the year ended December 31, 2019. As of December 31, 2021 we had no debt outstanding as we fully repaid all outstanding indebtedness under our credit facilities in December 2021, while as of December 31, 2020 and 2019, the total indebtedness outstanding under the credit facilities was RUB 728 million and RUB 477 million, respectively. Our results were affected by the measures that we introduced in response to the COVID-19 pandemic, including a temporary suspension of monetization of our listing services across all regions in April 2020. In July 2020, we reinstated the monetization of our listing services in Moscow, the Moscow region, St. Petersburg and the Leningrad region. Throughout 2021 and in the first quarter of 2022, we reinstated monetization in a number of additional regions with the total number of monetized regions reaching 21 regions (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) as of December 31, 2021; however, the monetization in certain other regions remains temporarily suspended and its potential reintroduction is being assessed on a region by region basis. We believe that we are well-positioned to successfully leverage our scale, expertise and experience to continue growing our business and achieve profitability margins enjoyed by our best-in-class international peers.

History

We were founded in Moscow in 2001 as an online real estate classifieds platform. At that time, the online real estate classifieds market in Russia was in the early stages of development and Russian real estate agents and real estate developers invested a significant amount of money into traditional offline advertising in various forms.

In this environment, our founders saw a significant potential in industry digitalization and in the creation of an online classifieds platform that would consolidate real estate listings in one place to facilitate efficient real estate transactions. Since 2001, we have grown our presence in Moscow and the Moscow region, as well as in other key metropolitan areas, organically and through acquisitions, and we continue a nationwide expansion, investing in our brand and our platform.

The summary timeline below sets out some of our key development milestones to date:

●	2001: Launch of our online real estate classifieds platform (Cian.ru) in Moscow and start of our platform build-up.
●	2014: Merger with realty.dmir.ru. Acquisition of EMLS, a classifieds platform, focusing on St. Petersburg and the Leningrad region.
●	2015: Launch of the primary residential real estate vertical offerings on our website.
●	2016: Expansion of our coverage to select regions, including Nizhniy Novgorod, Samara, Krasnodar, Ufa and Kazan.
●	2018: Launch of our first federal marketing campaign.
●	2019: Launch of our Mortgage Marketplace (Cian Mortgage) and further expansion of our suite of services.
●	2020: Introduction of our subscription model.
●	2021: Acquisition of the N1 Group, a real estate-focused classifieds business that operates in key cities in the Urals and Siberia, such as Ekaterinburg, Novosibirsk and Omsk.

Market Opportunity

We are a leading online real estate classifieds platform in the large and growing Russian real estate market, with a strong presence across Russia and leading positions in key metropolitan areas.

The Russian real estate advertising market comprises online classifieds platforms, real estate agents’ and real estate developers’ own websites, other property portals, non-property websites, online social media as well as offline advertising that mainly includes newspapers, TV and outdoors ads.

According to Frost & Sullivan, the combination of continued migration of advertising to online media, higher efficiency of online classifieds platforms compared to other advertising channels and substantial room for gradual increases in monetization will drive the continued growth of the online classifieds channel’s share of total real estate advertising spend. This trend will be further enhanced by value added services and features designed to boost the search ranking and prominence of online advertisements on real estate classifieds platforms.

We define our market opportunity in terms of a total addressable market (“TAM”) over the long-term, which includes:

●	Real estate agents’ commissions pool. We address this market through (i) our core classifieds business, as agents spend part of their commissions revenue on properties advertising through our platform, as well as (ii) through development of our end-to-end platform.
●	Primary real estate advertising market comprising advertising budgets of real estate developers in Russia. We address this market through our core classifieds business, as developers in Russia allocate part of their advertising budgets to promote new builds and projects through online real estate classifieds platforms.
●	Mortgage customer acquisition market comprising Russian banks’ spend on attracting new mortgage borrowers. We address this market through our mortgage marketplace, as our partner banks use it to attract new borrowers.
●	Online transaction services market comprising revenues of online services for document preparation and signing, legal checks, and notary and state registration. This market is only starting to emerge in Russia and we believe it has significant growth potential. We are planning to address this emerging opportunity through Online Transaction Services, which we launched in 2021.

Business Model

We own and operate a leading digital real estate classifieds platform for both sale and rent of residential and commercial, primary and secondary, urban and suburban real estate in Russia. We operate through our websites, “Cian.ru,” “N1.ru” and “MLSN.ru” as well as through our Cian and N1 mobile applications.

Through our platform, we service the following key audiences:

●	platform visitors (referred to as “users”), who use our platform, typically free of charge, to search for properties and a variety of information and services to help them navigate through buying or renting transactions;
●	customers, who list properties and look for buyers or tenants, and comprise: (i) professional customers, such as real estate agents (both agents working for real estate agencies and independent agents), real estate developers as well as (ii) private customers, such as individual sellers and landlords who choose to list their property directly without any intermediary (all referred to as “customers”); and
●	other third parties, such as banks and other real estate professionals and service providers for real estate transactions who are interested in reaching our users in order to promote their brands or offer other products or services.

Our platform provides a comprehensive inventory of up-to-date real estate listings to users and connects them, typically free of charge, with our professional and private customers. We believe that by providing superior content, a wide suite of services and a compelling user experience, we drive traffic to our platform, engaging a large audience of property seekers. The breadth and engagement of our user base reinforces the value offered to our customers through higher number of expressions of interest and inquiries (“leads”) generated from users via our platform. A higher number of customers’ property listings on our platform, in turn, draws a greater number of users. We believe this virtuous cycle, whereby more content attracts more traffic and vice versa, generates powerful self-reinforcing network effects, which drives growing market share, scale, profitability and other strong benefits to our platform.

In addition to our core base of users and customers, we also service various third parties operating in the real estate market, such as banks and other real estate professionals and service providers for real estate transactions who can use our platforms to promote their products or services.

Overall, we believe that we are building a large and active community of users and customers, who are attracted by the comprehensive content available on our platform, which forms the foundation of our best-in-class offering. We focus on the quality and quantity of listings on our platform, as well as the breadth of services and features offered to our users, customers and other third parties.

We believe that this focus enables us to offer the greatest level of inventory and choice to users and is the key driver of user traffic and customer leads. We believe that our established powerful network underpins our market leadership.

We monetize our platform by offering: (i) listings and value-added services for our customers; (ii) lead generation solutions for real estate developers; (iii) advertising tools for various parties, primarily real estate developers and banks; and (iv) new business lines and new service offerings for various parties, such as banks in the context of our Mortgage Marketplace segment or our users and other partners in the context of our Valuation and Analytics and End-to-End Offerings segments.

Based on the above approach to the monetization of our platform, we recognize the following reporting segments:

●	Core Business, which comprises our core classifieds platform, including our listing and value-added services for secondary residential and commercial real estate customers, our lead generation solutions and value-added services for primary residential real estate customers, such as developers, as well as our advertising tools.
●	In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.
●	In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.
●	In our C2C Rental segment, from fees charged to our users for providing end-to-end solutions and facilitating seamless online property rentals (including tenant background checks, digital execution of agreements, online payments and insurance). This service was discontinued in 2021.
●	In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, signing and storage, registration and tax refunds), as well as revenues generated from our new Home Swap service that provides an alternative way for users to finance a real estate purchase by facilitating simultaneous sales and purchases of properties.

Our users can search our property listings free of charge via our mobile applications and our mobile and desktop websites. They can also benefit from a broad scope of various innovative services that we offer, such as real estate valuation, and access to a choice of real estate financing options.

Our reporting segments correspond to our operating segments. For further details on our segmentation, see Note 5 (Segment Information) to our consolidated financial statements for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, included elsewhere in this Annual Report.

Key Audiences

Customers

Our customers include (i) professional listing customers, such as real estate agents (both agents working for real estate agencies and independent agents) and real estate developers as well as (ii) private listing customers, such as individual property owners (sellers and renters) who choose to list their property directly without any intermediary.

We generally differentiate our diverse base of secondary residential and commercial real estate customers (real estate agencies, agents and individual sellers) in three categories:

●	Large agencies, which we define as agencies with, on a 30-day rolling-average basis, more than 300 listings on the platform. In 2021, large agencies accounted for approximately 27% of listings on our platform and generated 19% of listing revenue. Our relationship with such agencies is managed by our key account managers, who use various business-to-business marketing techniques (such as webinars, training sessions and conferences) to maintain and strengthen the relationships.
●	Mid-size agencies, which we define as agencies with, on a 30-day rolling-average basis, between 30 and 300 listings on our platform. In 2021, mid-size agencies accounted for approximately 29% of listings on our platform and generated 36% of listing revenue. The relationship with this group is typically managed by our sales managers, who use business-to-business marketing techniques similar to those used for large agencies.
●	Small agencies, which we define as agencies with, on a 30-day rolling-average basis, fewer than 30 listings on our platform. In 2021, small agencies accounted for approximately 25% of listings on our platform and generated 38% of listing revenue. Such agencies typically access our platform on a self-service basis, using our small and medium-sized business (SMB) tools.

In 2021, private listing customers accounted for approximately 18% of listings on our platform and generated 7% of listing revenue.

The key metric we use to measure the size of our customer base is the number of paying accounts. For further details on this and other data, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Indicators of Operating and Financial Performance.” In 2021, we had an average of approximately 111.8 thousand paying accounts as compared to approximately 88.6 thousand in 2020 and 96.7 thousand in 2019.

Users

Our users comprise individuals who utilize our platform, typically free of charge, to search for properties to buy or rent and a variety of information and services to help them navigate through various real estate transactions. The key metric we use to measure our user base is average UMV. In 2021, our average UMV amounted to approximately 19.5 million (including N1), as compared to approximately 16.5 million in 2020 and 13.4 million in 2019.

Furthermore, we also provide services to other third parties, such as banks and other service providers for real estate transactions, who are interested in reaching our users in order to promote their brand or acquire customers and get leads through our platform.

Our Real Estate Platform

Our real estate platform connects millions of users to tens of thousands of customers through our extensive database of property listings. Our vision for our platform goes beyond the classic classifieds concept and our ultimate goal is to provide a comprehensive end-to-end experience for our customers and users that helps them address multiple pain points on their journey to a successful real estate transaction. To achieve this goal, we develop and improve a suite of products and services to address users’ and customers’ needs and provide all real estate market participants with a “one-stop shop” experience for finding, financing and transacting on real estate properties.

Core Classifieds Business

Products and Services We Offer to Users

Our main products comprise listings for sale and rent of residential and commercial real estate, which users can browse through on our platform. Our users can browse listings and use other products and services on our websites and mobile applications free of charge. We believe that our products and services help our users to research the secondary and primary residential, as well as the commercial real estate, verticals; explore alternatives; and make better-informed decisions. A typical listing includes the asking price; a detailed description of the property, including certain specifications (size, number of rooms, floor, etc.); its location and neighborhood; images and plans; as well as 3D property virtual tours (for primary real estate properties).

Users can conduct searches through a search engine results page or on a map and can narrow their searches to specific cities and districts, areas near particular subway stations within a city or areas within boundaries that users can draw on our digital maps. To make the search procedure as efficient as possible, we provide custom search filters, including price range, number of rooms and size, as well as some other more narrowed criteria, such as parking space availability, ceiling height, view, renovations and specific keywords to identify attributes that meet our users’ requirements. After selecting search parameters, users are directed to a page listing available properties, which they can toggle to a map view. Our property search is backed-up by AI-powered proprietary technologies and machine learning algorithms, which we believe provide our users with more convenient and efficient search tools. For additional convenience, users can utilize a variety of complimentary features, such as an opportunity to rank listing results according to different criteria, save listings to favorites, chat with the customer, share listings with their contacts, set up automated monitoring and updates for listings that fit individually tailored criteria, and others.

In 2021, we had approximately 2.0 million listings available through our platform (excluding N1) and an average UMV of approximately 19.5 million (including N1). In 2020, we had approximately 2.1 million listings available through our platform and an average UMV of approximately 16.5 million. We monitor all listing information uploaded to our websites and mobile applications through a multi-step process: all listings go through automatic verifications, with some listings also going through manual verification by our monitoring team. The verifications are set up to identify common anomalies in posted information to limit unreliable, irrelevant or incorrect information. If we discover any false information in a listing, we contact the listing party or, in some cases, we immediately delete the listing. We can also impose sanctions on an account of the listing party or a particular listing by downplaying it in the search engine results.

Our platform is accessible anytime and anywhere through: (i) our websites “Cian.ru,” “N1.ru” (for properties located in Novosibirsk, Ekaterinburg and certain other regions), “EMLS.ru” (for properties located in St. Petersburg and the Leningrad region) and “MLSN.ru” (for properties located in Omsk and certain other regions) and (ii) our Cian and N1 mobile applications. Our mobile applications are currently available via iOS and Android to meet the needs of users who increasingly conduct their real estate searches on mobile devices.

In addition to property listings, our users benefit from unique and diverse services that can help them search for a particular property, research the real estate market in general, connect with real estate agents and make informed decisions throughout the transaction process (see “—End-to-end real estate platform”). In addition, our users can get free access to a variety of real estate information, including access to analytical reports with insights into comparable historical price trends for a selected property as well as other listed properties in the same building, Cian news magazine, blogs and a Q&A forum.

We strive to offer our users the best mobile experience and provide services that can be accessed through smartphone devices at any time and from any place. We employ a mobile-first approach, in which we prioritize our users’ reliance on our mobile applications and mobile websites. We believe that our mobile-first approach and strong technological platform optimized for mobile devices have helped us to increase our mobile traffic, engage a large audience of users, and support the increase in user traffic as well as customer leads. In 2021, our share of mobile traffic was approximately 78.2% as compared to approximately 68.1% in 2020. Similarly, our share of mobile in leads to agents and individual sellers increased to approximately 69% in the 2021 from approximately 64% in 2020. In the years 2021, 2020 and 2019, the cumulative downloads for our Cian mobile application were approximately 31.4 million, approximately 21.2 million and approximately 13.3 million, respectively.

Products and Services We Offer to Customers

Listings

We connect millions of Russian real estate buyers and renters to millions of high-quality real estate listings placed by tens of thousands of real estate agents, private sellers and landlords. We offer our professional and private customers a range of listing options in order to maximize their exposure to relevant buyers and renters.

Our platform allows our customers to publish listings with detailed content, including descriptions, multiple photographs, virtual 3D property tours, maps and other information. All listing offerings include the display of listings across our full platform, including both our websites and mobile applications. We provide our customers with built-in solutions to assist them in completing and submitting their listing information in a standardized format. We update the listing data on our platform on a daily basis through our proprietary technologies and software. We monitor all listing information uploaded to our platform and conduct periodic checks and verifications of listing information posted on our platform. We built a multi-level listing verification process, which includes both automatic checks and manual moderation. We developed a special scrolling system that checks listings using all available information, such as the description of the property, specified filters, photos, digital fingerprints, call-tracking data, as well as reliable information obtained from various public sources. If, following such automatic verification, our scrolling system detects any verification issues, the listing undergoes the manual verification conducted by our moderators.

Our professional listing customers, such as real estate agents, can typically purchase various quantities of listings through a pay-per-listing model or through a subscription model. They can set up individual accounts as well as master or subordinated accounts, described below. For further details, see “—Subscription Model.”

Our private listing customers can set up an individual account and post their listings free of charge or for a fee, depending on the region. In some regions, our professional listing customers can also currently post their listings free of charge.

In addition, we offer our customers multiple options to enhance the exposure and effectiveness of their listings through listing value-added services described below.

Value-Added Services

Our customers can purchase a broad range of our value-added services to help them boost, promote and improve the visibility of their listings in search results (the “listing value-added services”). Our key listing value-added services include options such as:

●	auctions, which, we believe, are a unique feature on our platform that provides customers with an opportunity to place an auction bid to raise the ranking of their listings in search results. The auction feature also provides for an “Autobroker” assistant, through which customers are able to choose optimal rates in the auction, change rates promptly and quickly respond to developments in competitors’ behavior;
●	featuring listings on the home page of the site;
●	boosting listings to the top of search results, by buying special boosting packages that allow customer to display listings higher in search results. The listings placed under boosting packages may be further heightened by using the auction tool.

In addition to the listing value-added services, we also offer our customers a broad range of our so-called Pro.Tools for real estate agents that help them operate quicker and more efficiently. In particular, our customers may benefit from a call-tracking system, customer checks and appointment and calendar scheduling.

Our customers can individually select these Pro.Tools to fit their specific needs and can use our recently launched Pro.Tools services that provide access to all Pro.Tools available on our platform. We believe that Pro.Tools provides our customers with a great opportunity to efficiently track, manage and communicate with users and measure and quantify the value generated by the leads from our platform.

Additionally, we also offer enterprise services that help real estate agencies to manage marketing costs, track performance using productivity metrics, achieve software integration and manage employees (for example by posting vacancies or bringing multiple employee accounts under a single master account).

We also offer some additional services to our customers free of charge, such as free access to a variety of real estate information through our Cian news magazine, blogs and a Q&A forum, as well as access to analytical reports with insights into comparable historical price trends for a selected property as well as other listed properties in the same building.

In general, we believe that increasing penetration of our value-added services will contribute to our monetization improvement, widen the competitive gap and boost our growth. We also believe that the level of penetration of our value-added services depends on a number of factors, including:

●	the overall condition of the real estate market, as customers tend to invest more in listing promotions during periods of reduced real estate demand;
●	our market share, as customers are incentivized to promote listings on the platform with a higher user base; and
●	competition among customers themselves.

We also aim to drive the penetration of our value-added services through our subscription model, featuring different sets of value-added options as part of premium subscriptions, hence increasing its value for our customers.

We continue to extend our suite of offerings, develop new products and services, and further improve our existing products and services to meet different customers’ needs.

For the year ended December 31, 2021, our listing revenue comprised 46% of revenue from value-added services and 54% of revenue from listings and others.

Subscription Model

Historically, our pricing model has primarily focused on selling listings to real estate professionals on a pay-per-listing, or listing package, basis. Under the pay-per-listing model, our customers pay per day that their listing is posted and they may take it down anytime, for example, during weekends or holiday periods.

To stimulate our revenue growth and maintain a robust listing base, as well as offer additional convenience and efficiency to our customers, in June 2020, we introduced a new subscription-based model for customers. Through our monthly subscription model, our customers can purchase a fixed number of listings and use some of our value-added services. As part of our subscription model, we currently offer four different subscription levels (platinum, gold, silver and bronze), varying by the number of listings and value-added services included in the bundles. We believe that our customers benefit from the personalized approach, whereby they can choose the most suitable terms for their subscription, including the amount of the value-added services. In both pay-per-listing and subscription models, the applicable fee is payable in advance of posting the listing.

While we plan to continue to offer our pay-per-listing model to allow our customers greater flexibility and convenience, we incentivize our customers to migrate to the subscription model by offering them special discounts and promotions. For example, our customers can receive a subscription fee discount that may be scaled up further if the number of listings placed by the relevant customer increases compared to the previous subscription period. In addition, for purchasing certain ads under the subscription model, our customers get cash-back in the form of additional points, which can be used for auction promotions. We actively promote our subscriptions offering, particularly for our large customers, and subscription model penetration rates have typically been higher among such customers.

We introduced the subscription model in June 2020. In 2021, the share of listing revenue generated under the subscription model amounted to approximately 46% as compared to approximately 26% in the second half of 2020.

Leads for Real Estate Developers

Real estate developers are the key customer group of our primary residential real estate vertical. As part of our proposition to this group, we offer a pay-per-lead pricing model whereby we charge fees based on the number of leads developers receive in the form of qualifying calls (validated user connections) from placing listings on our platform. We believe that access to potential buyers is critical for real estate developers, as they look for efficient ways to market their projects and reduce their investment risk.

In contrast to real estate agents and individual property sellers, real estate developers have certain specific needs and requirements when they advertise properties in their projects, as newly-built properties in a specific development project usually share a number of features and developers tend to offer several similar properties simultaneously. Correspondingly, in evaluating primary residential real estate properties, users tend to pay more attention to the features of a particular residential complex as a whole, such as its location, information about nearby schools, hospitals, neighborhood amenities and available commuting options, rather than characteristics of the specific real estate property. Therefore, listings placed by developers on our platform often differ from the secondary residential and commercial real estate listings and can include, for example, specialized pages providing detailed information about residential complexes with specifications of properties offered in such complexes rather than listings of particular properties. Taking into account the needs of our customers, we strive to offer special tools tailored for the requirements of real estate developers to help them generate more leads from our platform and expand our business with them.

We believe that developers are attracted to our platform primarily due to: (i) access to a larger base of users searching specifically for real estate than other alternatives, (ii) our monetization model, based on lead-generation, which is better tailored to developers’ objectives and aligns their interest with ours, and (iii) the comprehensive set of value-added services we offer, including our auction tool and featured listings capabilities.

In order to track the amount of qualifying calls received by real estate developers through our platform, we employ call-tracking tools, in particular, we acquire phone numbers from telecom operators and display these numbers as contact details in the relevant listings instead of the numbers provided by the developer. All calls from users are first directed to our numbers, which are then redirected to the relevant real estate developers’ numbers. As the owner of the phone number displayed on the website, we can request the relevant call statistics from the telecom operator on all incoming calls from users, and therefore track the amount of qualifying calls.

Real estate developers can also use value-added services, such as auctions or featured listings to increase the number of leads. Value-added services for real estate developers are not purchased on a per-listing basis, but rather paid for through higher price-per-lead rates.

Advertising Services

We leverage our platform by offering advertising space and services as well as certain miscellaneous special marketing projects to various parties aiming to reach our transaction-ready audience (including real estate developers, banks and commercial real estate professionals).

We believe that our user base composition is highly attractive for advertisers as we provide them the opportunity to reach the specific audience segments that are the most relevant to them. In addition, we have exclusive tailored advertising terms with several major players in the market. For example, we provide certain exclusive advertising options to developers and housing development institutions, including tailored search filters, exclusive banners on the lease section of our website and placement of the real estate developer’s buildings on the maps displayed on our platform.

Our display advertising revenue is largely driven by the upfront monthly fees agreed in our media plans, which also include targeted number of views or clicks during the advertisement period. Our advertising pricing models include offers such as cost-per-click model; cost per 1,000 impressions model (whereby an advertiser pays for every 1,000 instances of the advertisement being rendered on users’ screens), as well as certain special offers.

End-to-End Real Estate Platform

Our vision for Cian goes beyond the classic classifieds concept. Our mission and strategy is to become a single “go-to” place to address the full spectrum of our user and customer needs across the real estate journey, from searching for the right property or right buyer or renter, to financing the purchase or ensuring deal certainty and efficient workflow during the actual transaction.

As part of this strategy, we are focusing on the creation of a comprehensive end-to-end real estate platform and developing and launching new business lines and services that complement our core classifieds business and expand our product and service offerings. In particular, our end-to-end real estate platform currently encompasses products and services offered under our core classifieds business as well as our Mortgage Marketplace, Valuation and Analytics and End-to-End Offerings segments, which are in varying stages of development, roll-out and ongoing operation.

The products and services that we offer as part of our end-to-end real estate platform aim to address the following needs of our users and customers:

Finding the right property to buy or the right buyer

Users and customers are able to find the right property to buy or the right buyer through our core classifieds platform and the Agent Finder, a service for matching real estate agents and users, which we launched in 2020. The Agent Finder allows users to search our agents’ database or submit an application outlining the main criteria for their preferred agents. The agents purchase access to the database of applications and we connect them with the relevant clients.

Financing the purchase

We launched our Mortgage Marketplace platform in 2019. Through our cooperation with various leading Russian banks, the Mortgage Marketplace offers our users a number of unique features to cater to their specific mortgage financing needs:

●	a price comparison tool for mortgages (including calculation of early prepayments) from a number of leading Russian banks with no commissions or hidden fees;
●	an opportunity to apply directly for a mortgage pre-approval with multiple banks via Cian by submitting one easy-to-complete application; and
●	a personalized mortgage pre-approval decision and interest rate offer from several leading Russian banks, generated within minutes of application.

We believe that our unique direct integration with banks under the Mortgage Marketplace not only allows the banks to attract buyers actively looking for a mortgage, but also assists our users in better understanding and planning their home purchase budgets and in obtaining financing in record time.

In addition to the Mortgage Marketplace, in the fourth quarter of 2021 we began testing a new sell-to-buy transaction service (Home Swap). This service allows our users to buy a new property and sell their existing one in a single transaction, enabling them to purchase and move into their new property without waiting for the sale of their current property. We believe that this service may reduce the deal closing cycle from approximately six months to potentially as little as one week. In offering Home Swap, we plan to act primarily as an intermediary, charging commission. The Home Swap program is still in its testing phase, where we check different consumer hypotheses to find the best product market fit. Overall, we do not expect to invest any significant capital or take any significant risk on our balance sheet as part of the Home Swap offering. We have provisionally suspended testing transactions under the Home Swap program in light of the market uncertainty caused by current geopolitical developments and continue to assess the market situation, search for an optimal product market fit and develop value proposition of the Home Swap service.

Transacting with ease by eliminating inefficient workflows and closing the deal online

We strive to ensure that our users can transact efficiently and with ease and, for this purpose, have launched the following set of products and services:

●	We provide free access to a Property Valuation tool, which is a valuation, conducted using our proprietary algorithms and our property data, recent comparable sales and property listings.

●	In the second half of 2021, we also launched a full suite of offerings for Online Transaction Services, including legal verification of the property, secure online payments, assistance with verification of documents before the transaction, electronic document signing, storage of documents and assistance with state registration services. Further, in December 2021 we entered into a binding preliminary agreement for acquisition of 100% in SmartDeal (Praktika Uspekha LLC), a company which provides e-registration and adjacent services for various types of property deals. This acquisition is expected to support our strategy to expand the End-to-End value proposition for both customers and users, allow us to further strengthen our online transaction product as well as enrich our B2B suite of services resulting in an overall enhancement of the product offering.

In addition to the aforementioned products and services that we offer, or plan to offer, as part of the end-to-end real estate platform, we are also developing data analytics and market intelligence services for our customers, providing them with access to market information through our broad database of real estate content. For example, in the second half of 2021, we launched our subscription-based Information and Analytics platform for commercial real estate professionals, such as real estate agents, consultants, banks and investors. As part of this offering, we collect data on commercial real estate from multiple sources (including our proprietary databases, governmental registers and databases, various open sources and other information collected by our specialists), analyze, arrange and customize relevant data for specific client preferences.

Through these initiatives, we aim to establish ourselves as a first-in-class platform that offers a comprehensive suite of products and services. We believe that the end-to-end platform offering is the future of the real estate classifieds market, and we see an excellent opportunity in disrupting the market and building the platform that provides greater value to our users and customers.

Geographic Coverage

Our operations have Russia-wide coverage, with a particular focus on key metropolitan areas, particularly Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk. We also cover other cities and regions, including Samara, Nizhniy Novgorod, Krasnodar, Ufa, Kazan, Omsk, Krasnoyarsk, Archangelsk, Chelyabinsk, Tyumen and Perm as well as other cities and regions.

Moscow and the Moscow region have historically been our strongest market, accounting for 73% of our Core Business segment revenue for the year ended December 31, 2021 and 78% of our Core Business segment revenue in 2020. Core Business segment revenue for Moscow and the Moscow region was RUB 4.1 billion, RUB 3.0 billion and RUB 2.7 billion in the years ended December 31, 2021, 2020 and 2019, respectively. Core Business Adjusted EBITDA Margin for Moscow and the Moscow region was 57.6% and 57.1% in 2021 and 2020 respectively.

Based on the results of the user surveys we regularly conduct, we believe that we are the leader in brand awareness in Moscow and St. Petersburg with approximately 50% and approximately 47% of all respondents in the respective cities naming our brand as the “top of mind” real estate classifieds platform (figures are averages for 2021). For further details, see “—Marketing and Sales—Brand.”

Based on the data of real estate agencies surveys we regularly conduct, we also believe we are a leading online real estate classified platform by share of leads to real estate agents and individual sellers and by number of listings in four of the most populous Russian regions, consisting of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk.

In 2021, we had approximately 2.0 million listings available through our platform, comprising approximately 336,000 listings in Moscow and the Moscow region, approximately 102,000 listings in St. Petersburg and the Leningrad region as well as 1.6 million listings in other regions.

N1 Acquisition

On December 22, 2020, we entered into an agreement for the sale and purchase of the entire share capital of N1. See “Item 10. Additional Information—C. Material Contracts—N1 SPA.” The N1 Group is a real estate-focused classifieds business that operates in Russian regional cities such as Novosibirsk, Ekaterinburg and Omsk through a website and as a mobile application. The N1 Acquisition was completed on February 5, 2021.

Since its acquisition, we have substantially integrated N1 into our operations, including our IT, product, sales and marketing, human resources and other core operations. Following the N1 Acquisition, we did not introduce any monetization suspension on the websites “N1.ru,” “MLSN.ru” or N1 mobile application, which we offered in some of our regions from April 2020. In July 2021, as part of our integration of the N1 Group, we launched a reverse feed function, which allows users to post listings simultaneously on both the Cian and the N1 Group websites and mobile applications by applying for the listing on any website or mobile application of our platforms. With this function, our monetization strategy was aligned across our platform, including website “N1.ru” or N1 mobile application, with Cian monetization being fully reinstated in regions covered by the website “N1.ru” or N1 mobile application as well as the “MLSN.ru” website.

We are planning to maintain the N1 website and mobile application in the mid-term for the convenience of N1’s users. For the risks related to N1 Acquisition, see “Item 3. Key Information—D. Risk Factors—Risks Related to the N1 Acquisition.”

Marketing and Sales

Our marketing and sales efforts are primarily focused on attracting new and working with our existing, users. We believe that both our marketing and sales efforts help us in strengthening our reputation as a leading online real estate classifieds platform in Russia.

We also strive to monitor our competitors’ marketing activity, including by market vertical, to effectively adjust our marketing and sales mix. We collect and analyze vast amounts of data to assess our performance and ensure efficient spending, and our marketing and sales strategy is constantly evolving to address the developing needs of our users.

Marketing

Our marketing efforts are focused on promoting our brand names, which drive our traffic, and on strengthening our reputation as a leading real estate classifieds platform in Russia. We deploy a diverse mix of marketing and communications channels to reach our users and customers. We believe that we are not dependent on any single marketing channel. In the years ended December 31, 2021 and 2020, our online marketing expenses amounted to RUB 1,631 million and RUB 1,498 million, respectively, or 72.4% and 88.3% of our total marketing expenses for the respective periods.

We generally use two types of marketing channels: (i) brand awareness channels, such as television and blogs, and (ii) performance channels, such as contextual advertising and social networks. Our users typically use our platform free of charge. According to our estimates, based on Google Analytics data, in 2021, approximately 82% of our website traffic came from free channels, such as organic search, direct type-in (where a user types our name into a search engine), email distributions to our registered users, through referrals (where a current user refers a new user to our website), email, push and others. The portion of our platform traffic from paid channels, such as advertising, including cost-per-click and meta search, was generally flat in recent periods, accounting for approximately 18%, 17% and 22% of all traffic in the years ended December 31, 2021, 2020 and 2019, respectively.

Our paid marketing campaigns consist of online and television ads as well as other promotions, including through social media channels. We conduct nationwide, as well as regional, marketing campaigns, advertising our platform as a whole, as well as campaigns for different projects, for example, targeted ads for our Mortgage Marketplace or Online Transaction services. We believe that our paid advertising campaigns promote awareness and help to generate more platform traffic.

We offer online residential community services through our websites that provide a forum for visitors to share personal views and other information regarding different aspects of the Russian real estate market, specific property developments, residential communities and other subjects. In addition, we aggregate and post real estate related news on our website and publish an electronic magazine that provides analytics and research on various aspects of the Russian real estate market. We believe that our board forums, blogs and other online community-oriented services are valuable means of enhancing loyalty and brand awareness among our users and, correspondingly, customers, by creating virtual communities sharing a common interest in real estate and home-related topics. We use such forums, news aggregators and magazines to increase website traffic, our users’ loyalty and brand image.

Brand

We believe that our brand recognition is one of the key factors in our ability to attract new users as well as increase the total number of listings and leads on our platform. Based on user surveys we regularly conduct, we believe that we were the leader in brand awareness in Moscow and St. Petersburg, with approximately 50% and approximately 48% of all respondents in the respective cities naming our brand as the “top of mind” real estate classifieds platform.

Our strong brand position and our marketing and sales activities reinforce each other: a strong brand generates a good starting position for our marketing and sales efforts in acquiring new users and listings, which in turn increases the value of our platform to our audience and enhances our audience’s perception of us as a competent, valuable and market-leading platform.

We believe that the strength of our brand is particularly reinforced by marketing channels such as:

●	Digital media and partnerships with social media influencers, which offer us a wide user reach. The vast majority of our ads include user engagement tracking, enabling better control over the quality and frequency of our contact with intended audience. We also use various digital media purchasing tools with contact frequency tracking and post view analytics services;
●	TV advertising campaigns, which we believe drive our top of mind brand awareness among a broad user base; and
●	Outdoor advertising, which, as a more traditional channel, diversifies our marketing efforts. While it is used less often than digital media channels, we believe that it has been particularly effective in some key regional centers.

Sales

We believe that one of the factors representing our significant competitive advantage is our specialized sales team, which has extensive real estate market- and region-specific experience and works directly with our customers. Our sales strategy focuses on: (i) attracting customers from the secondary market, such as real estate agents and private property owners, and from the primary market, such as real estate developers; (ii) attracting content and increasing revenues from these customers; (iii) communicating, through training and events, the value of our professional tools and services to customers; and (iv) providing ongoing support to our customers in using our platform.

In targeting our customers, we deploy a mix of sales strategies, including loyalty programs and business-to-business channels. For example, we have a loyalty points program available to all customers, which allows our customers to accumulate bonus points that can be redeemed against future promotion of listings on our platform. Our business-to-business channels include education services (including webinars, seminars and personal training sessions for customers); industry events (including professional real estate conferences and expert sessions); brochures and other printed education materials; and other communication channels.

To motivate our sales and marketing personnel, in addition to the base salary, we offer them certain performance incentives, such as commissions and bonuses. Sales targets are set for sales personnel according to monthly, quarterly and annual sales plans.

Our Technological Platform

Our users access our platform through websites and mobile applications. We design, test and update our websites and applications and develop in-house proprietary solutions, such as our mobile application, AI-powered property search as well as numerous other tools and features. In respect of the development and deployment of software, we have adopted the principles of agile software development methodologies, such as continuous integration and continuous live deployment. We generally tend to use well-known and proven open source tools rather than third-party proprietary tools to eliminate dependency on any third-party vendor.

In view of the rapid pace of technological changes in our industry, such as the increasing use of mobile devices by all participants in the real estate market, we stick to a mobile-first approach that we believe makes finding a new home or office more convenient for our users. Our users mainly access our platform from mobile devices, with the share of mobile in leads to agents and individual sellers increasing from approximately 58% in 2019 to approximately 64% in 2020 and approximately 69% in 2021, according to our estimates based on Google Analytics data.

Our mobile application “Cian.ru” is ranked among the top applications on app store-generated lists for lifestyle-related free applications on both the App Store and Google Play in Russia, with average rating of 4.6 in the App Store as of April 2022. As of April 2022, “Cian.ru” was ranked as the #1 mobile application in the “Home” category on Google Play in Russia.

As of the end of 2020 and 2021, the cumulative downloads for our Cian mobile application were approximately 21.2 million and approximately 31.4 million, respectively.

Our mobile applications are predominantly developed internally and partially by software consulting and development companies according to our instructions. We believe that this approach allows us to better control the quality of our applications and promptly respond to evolving user and customer needs. Our mobile applications and mobile versions of our websites are fully functional and support substantially all activities available on the desktop version of our websites. We offer our clients unparalleled services including tools for individuals to find a real estate agent and valuation services which are not supported in our competitors’ mobile applications.

According to SimilarWeb ranking, our “Cian.ru” website had the first position in the “Business and Consumer Services” category in Russia, in the “Real Estate” sub-category. We believe that the satisfaction of our users and customers ultimately rests on the appeal and functionality of our platform. Our technology and product teams spend considerable time and resources upgrading and enhancing our websites and mobile applications. In addition, we maintain a focus on ensuring customer satisfaction through the call center that provides our users and customers support throughout their entire journey.

We have a bespoke customized set of features for different groups of users and customers, and we continue to develop our platform to provide users and customers with a simple and clear interface. We also strive to offer our customers optimal integration capabilities, including adapters for enterprise software integration, application programming interfaces and tool exports. We estimate that our platform is able to handle approximately 10,000 requests per second.

As of December 31, 2021, our services were supported and enhanced by a team of over 300 experienced and dedicated information technology employees, including software engineers, data scientists with strong machine learning experience and system administrators, as well as a product development team of over 50 employees with an in-depth knowledge of information technologies and real estate classifieds business. We also provide ongoing education to our information technology team and product development team to ensure that our team is up to date on new technologies and advances in our markets.

Product Development

Our approach to product development is focused on long-term revenue potential and is modular in structure. In this structure, each product, or key service (such as Mortgage Marketplace) is being developed by a dedicated team (typically including a product leader, several product managers, a tech development team for desktop and mobile channels, and product designers and analysts) and is assessed based on product-specific business metrics (such as, revenue, number of listings, number of completed mortgage applications and mortgages signed, number of valuation requests, amount of subscribing renters, number of leads in rentals, and amount of requests for online transaction services and Home Swap services). While each team generally works independently, we hold weekly meetings across teams to exchange views and synchronize development process. Our integrated service teams, comprising product research specialists, machine learning experts, AI-and data specialists, and back-end infrastructure support, provide support across the product teams.

Intellectual Property and Security

Our Intellectual Property

Our key intellectual property consists of rights to software, databases and trademarks relating to the design and content of our websites, including our brand name and various logos and slogans, and domain names.

Software and databases. Our main intellectual property assets are our software, including our websites, mobile sites and mobile applications. Although state registration of software and databases with the Russian Federal Service for Intellectual Property (“Rospatent”) is not mandatory under Russian law, we have registered most of our software and databases, as we believe it provides us with additional protection of our intellectual property rights.

Trademarks. We own 22 trademarks registered in Russia, of which the most important is the trademark protecting our main brand name “Cian,” valid until March 7, 2028.

Domains. We have registered rights to 32 domains, of which most correspond to our main brand. The domains are listed under various generic top-level domains and country code top level domains. The most important generic domains are in the “.ru” zone.

Security and Data Protection

We have built a comprehensive system to protect our, our users and our customers’ data, as it is the backbone of our business. We protect data with a combination of processing procedures and technology tools in accordance with our information security strategy. In addition to our main workforce at the information department, we also have a special manager focused primarily on information security matters.

Our information security team has three areas of focus: product security, infrastructure security and protection of personal data.

To ensure the security of our products, we embed product security in our product teams and strive to ensure that our applications use secure and approved libraries to execute all standard technical functions. We also implement standard secure software development lifecycle tools and approaches for all product development teams, such as requirement and architecture review, static and dynamic application security testing, manual code review and manual security assessment.

To protect our infrastructure and workstations, we employ standard security tools, such as network segmentation, intrusion detection systems, firewalls and antivirus software. Our approach to infrastructure security is focused on resilience and defense: we thoroughly examine all systems to ensure we can successfully detect and prevent information security incidents.

We use a combination of technical and organizational measures to ensure the security of our user and customer personal data. We restrict access to personal data, encrypt it in transit, use multiple layers of encryption for sensitive data and employ automatic data retention policies for sensitive personal data. To ensure compliance with personal data laws and regulations, we regularly review changes in such laws and regulatory standards.

Competition

Our market is competitive and is characterized by the network effect, in which a high number of listings attracts audience traffic and more traffic, in turn, attracts more customers, listings and advertising. Furthermore, the business of providing online real estate services in Russia is becoming increasingly more competitive.

We compete with other vertical and horizontal digital classifieds platforms; other online channels, including specialized and non-specialized web-portals; social networks and traditional offline marketing channels. Generally, we believe that real estate adverting market participants compete on the basis of the quality of customer and user experience, which includes the breadth of services offering, depth, accuracy and usefulness of listings data base as well as brand awareness and reputation. Competition also occurs for the marketing budgets of developers and professional real estate agents based on audience and the cost-effectiveness of lead generation services.

According to Frost & Sullivan Report, the online residential property service market in Russia is concentrated and in 2020 there were over 4,000 websites with ads for real estate. We face competition from a variety of digital market players and, in the case of primary real estate market, also from offline advertising media, all of which provide platforms and advertising space to customers. Our key competitors are other vertical classifieds platforms (or platforms specializing in a single category of classifieds), which focus on real estate classifieds, such as DomClick, Yandex.Nedvizhimost and Square Meter. Some of these platforms are owned by large Russian banking groups, such as DomClick, which is owned by Sberbank, and Square Meter, which is owned by VTB. Others are owned by large internet companies, such as Yandex.Nedvizhimost, which is owned by Yandex, one of the largest internet companies in Russia. Our key competitors also include horizontal classifieds platforms (or generalist online classifieds platforms that offer listings across various product categories, including real estate), such as Avito and Youla. Some of these platforms are also supported by larger internet companies, for example, Youla is the classifieds platform of VK Group, and Avito is owned by Naspers. Furthermore, we may also face competition from platforms that offer short-term rentals, such as Airbnb and Booking.com, if these platforms begin placing greater emphasis on more comprehensive real estate offerings that appeal to our current users. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The online classifieds market is competitive, and we may fail to compete effectively with existing and new industry players, which could have a material adverse effect on our business, results of operations, financial condition and prospects.”

Regulation

We are subject to an extensive and constantly evolving legal framework in Russia. Due to the changing interpretation of laws and regulations, we could also be subject to laws and regulations to which we are not currently subject and which could materially affect our operations. The following is only a summary and, as such, is not intended to provide an exhaustive description of all of the regulatory requirements to which we are subject in Russia.

Privacy and Personal Data Protection Regulation

We are subject to Russian laws regarding privacy and the protection of our customers’ and clients’ personal data. Pursuant to Federal Law No. 152-FZ “On Personal Data” dated July 27, 2006 (the “Personal Data Law”), the notion of “personal data” under Russian law includes any data which relates (directly or indirectly) to an identified or identifiable individual. There is no closed list of information which denotes personal data and any data (or set of data) which identifies a specific individual is treated as personal data. Typically, name and contact details are considered to be personal data.

Russian law uses the term “data operator” to denote a person who determines the scope and purposes of the data processing (this is equivalent to the notion of the “data controller” under the GDPR). Russia also has a notion of “person involved into the data processing by the data operator” (this is equivalent to the notion of “data processor” under the GDPR).

The Personal Data Law, among other matters, requires that a data subject must, subject to a limited number of exceptions, provide informed and conscious consent to the processing (i.e., any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data.

The Personal Data Law does not require the consent to be hand-written for most types of personal data and processing actions, but requires the consent to be in a form that, from an evidential perspective, sufficiently attests to the fact that it has been given by the relevant individual. We seek the consent from our customers and clients by asking them to click on a button or select a check-box, in appropriate circumstances, prior to the commencement of the account registration process on our platform or the use of our services, indicating the customer’s or user’s consent to our collection, use, storage, transferring and other processing of personal data. The “ticking the box” approach is not prohibited by Russian law and is supported by some official but non-obligatory comments by the Russian authorities for most types of personal data as being compliant, provided that such “ticking the box” is a pre-condition to using the service and the service cannot be used without the customers and clients having ticked the box.

The amendments to the Personal Data Law, which entered into force on March 1, 2021, set forth new rules on the processing of personal data that is made available to the general public (the “Relevant Data”). Relevant Data comprises customer and user profiles which are publicly available. The Relevant Data can only be processed/transferred to third parties to the extent there is consent from the data subject (the consent shall be in the form to be prepared by Roskomnadzor, the Russian data protection authority). The data subject may specify (in such consent) certain restrictions on data processing (such restrictions may, however, not apply to processing in state or public interest). In the absence of consent, the data operator cannot disclose the Relevant Data to third parties or otherwise process it. The burden of proof in respect of receipt of consent to processing of the Relevant Data lies with the data operator. In the absence of the consent, the data operator can process the Relevant Data internally (i.e. without transfer to third parties), only if the data subject directly provided the Relevant Data to such data operator.

The Personal Data Law also provides for the right to withdraw consent, in which case the person processing personal data has the obligation to destroy the data relating to the relevant subject. The new rules with respect to the Relevant Data also allow the data subject to demand that the data operator/third parties cease to process his/her Relevant Data. Unless the processing is stopped upon receipt of the relevant request, the data subject can oblige the data operator to stop the processing through court proceedings. The rules do not apply to processing by the Russian state authorities.

According to the Personal Data Law, personal data operators are required to conduct certain types of processing (“restricted processing actions”) of personal data of Russian citizens (when gathering such personal data) at collection of such data with the use of Russian databases (this obligation is referred to as the “Russian data localization rules”). Such “restricted processing actions” include recording, systematization, accumulation, storage, clarification (update, modification) and extraction/download. Roskomnadzor comments prohibit parallel input of gathered personal data into a Russian information system and a foreign-based system. This data may be transferred abroad by way of cross-border transfer from a Russian-based system only (and subject to the rules on cross-border transfer described below).

Russia also has restrictions on cross-border transfer of personal data, pursuant to which the transfer of personal data is allowed (subject to the rules on consent to processing described above) to countries which are either signatories to the Strasbourg Convention on Automated Processing of Personal Data 1981, or whitelisted by Roskomnadzor. If a country to which the transfer is made is neither of those (such as the United States), cross-border transfer is only permitted subject to a written consent of the data subject specifying the relevant country, or for certain specific purposes, such as the carrying out of an agreement with the data subject (e.g. a service or employment agreement), protection of vital interests of data subjects, including safety, or a constitutional regime.

In addition, pursuant to Federal Law No. 218-FZ “On Credit Histories” dated December 30, 2004 (the “Credit Histories Law”) and as amended on July 31, 2020, we also seek separate consents from our users, required to obtain credit reports on them from credit bureaus. The Credit Histories Law does not require the consent to be hand-written and allows our customers to sign by using e-signatures, subject to certain mandatory requirements including our identification of the relevant individual.

Intellectual Property Regulation

We hold intellectual property rights to trademarks and copyrights, and we enjoy their protection under Russian law and international conventions. The Civil Code (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. According to the Civil Code, the software and databases that we develop internally generally do not require registration and enjoy legal protection simply by virtue of being created and either publicly disclosed or existent in a certain physical form. In addition, we obtain exclusive rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Also, subject to compliance with the requirements of the Civil Code, we are deemed to have acquired exclusive rights to copyright objects (including software and databases) created by our employees during the course of their employment with us and within the scope of their job functions, which includes the right to their further use and disposal.

Software may be registered by a copyright holder, at its discretion, with Rospatent, but such registration is not customary.

Trademarks, inventions, utility models and industrial designs require mandatory registration with Rospatent in order to have legal protection in Russia. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Marks dated April 14, 1891 (the “Madrid Agreement”) and/or the Protocol to the Madrid Agreement dated June 27, 1989 have equal legal protection in Russia as trademarks registered locally. Our main brands are registered as trademarks in Russia and in the European Union.

Registration of a trademark in Russia by Rospatent is valid for ten years after the filing. This term may be extended for an additional ten years an unlimited number of times. The same term applies to international registration of a trademark under the Madrid Agreement. The registration is valid with respect to certain classes of goods or services selected by an applicant and will not be protected if used for other types of goods or services. In the absence of registration, the entity using the designation may not be able to protect its trademark against unauthorized use by a third party. If a third party has previously registered a trademark similar to the designation in question, then the entity may be held liable for unauthorized use of such trademark.

The transfer, license or encumbrance of intellectual property rights to trademarks or other registrable intellectual property under assignment agreements, franchising agreements, license agreements and pledge agreements are subject to registration with Rospatent. Failure to comply with the registration requirements results in the respective transfer, license or encumbrance being treated as non-existent, and use of the relevant intellectual property in the absence of registration of the relevant transfer, license or encumbrance may trigger civil, administrative or criminal liability. The registration of a copyright license, including over a registered software or database, is not required. However, such copyright license must be made in writing.

The Civil Code recognizes a concept of a well-known trademark, i.e., a mark which, as a result of its widespread use, has become well known in association with certain goods among Russian consumers.

Well-known trademarks enjoy more legal benefits than ordinary trademarks — these include:

●	broader coverage — an owner of a well-known trademark may exercise its exclusive rights in association with goods beyond those for which the relevant trademark was originally registered, provided that the use of an identical or confusingly similar trademark by a third party would cause consumers to associate the third party’s trademark with the owner of the well-known trademark and would affect the legitimate interests of the owner of the well-known trademark; and
●	an unlimited registration period — well-known trademarks registration generally remains effective for an unlimited period of time.

In order to register our main trademark as a well-known trademark, we have submitted the relevant application to Rospatent and provided Rospatent with certain documents including evidence that the relevant mark has become well known (such as the results of consumer surveys and documentary evidence of costs incurred for the advertising of the mark).

Russian law also contains provisions on the liability of online service providers (the Civil Code uses the term “information intermediary,” which is defined as a person enabling the publication of any materials on the internet) for the materials/information published by third parties on such providers’ networks if such materials/information infringe third party intellectual property rights. However, such liability is limited only to cases where the online service provider knew or should have known that published materials/ information infringe third party rights (for example, online service providers are exempt from the general rule of strict liability for infringement of intellectual property rights if such infringement is committed in connection with business activities).

Advertising Regulation

The principal Russian law governing advertising is the Russian Federal Law No. 38-FZ “On Advertising” dated March 13, 2006, as amended (the “Advertising Law”). The Advertising Law provides for a wide array of restrictions, prohibitions and limitations pertaining to contents and methods of advertising.

Set forth below is a non-exhaustive list of the types and methods of advertising that are prohibited regardless of the advertised product and the advertising medium:

●	advertising that judges or otherwise humiliates those who do not use the advertised product;
●	statements that the advertised product has been approved by state or municipal authorities or officials;
●	depiction of smoking and alcohol consumption;

●	use of pornographic or indecent materials in advertising;
●	advertising that may induce criminal, violent or cruel behavior;
●	use of foreign words that may lead to the advertising being misleading;
●	advertising of healing properties of a product that is not a registered medicine or medical service; and
●	omission of material facts that leads to advertising being misleading.

The law also prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, tobacco, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must, in certain cases, contain specified disclosure. In addition, the distribution of advertisements over the internet (for example, by email) may require the prior express consent of recipients.

Russian advertising laws define and prohibit, among other things, “unfair,” “untrue” and “hidden” advertising (i.e. advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods which may not be produced and distributed under Russian law.

In some cases, violation of these Russian laws can lead to civil action by third parties who suffer damages, or administrative penalties imposed by FAS. Further amendments to legislation regulating advertising may impact our ability to provide some of our services or limit the type of advertising we may offer.

Internet Regulation

The Law on Information introduced the main regulations of the dissemination of information on the internet. According to the Law on Information, a person assuring the functioning of information systems and/or software which is used to receive, transmit, deliver and/or process electronic messages of an internet user (e.g., messages on website forum) is deemed to be an arranger of information distribution by means of internet (the “Internet Arranger”). The arrangers are required to notify Roskomnadzor of such activity, in accordance with a government regulation, once they received requests from Roskomnadzor to fulfill this notification requirement given their role as arrangers. All arrangers should be included in a special register maintained by Roskomnadzor. Although messaging is not the primary aim of our platform, we cannot exclude the possibility that Russian regulators may allege that we are subject to the regulations applicable to arrangers. The Law on Information also sets forth certain content moderation rules. This law provides for an obligation of online businesses to adopt a notice-and-take-down approach and delete (block) information which, under Russian law, is considered illicit immediately upon notice from the authorities.

The Yarovaya Law requires arrangers to store metadata (information confirming the fact of receipt, transmission, delivery and/or processing of text messages, pictures or other communications) and the contents of communications, including text messages, pictures or other communications for a certain period of time. In addition, the arrangers are required to supply, to investigatory and prosecutorial authorities, the information about the users and any other information “which is necessary for these authorities to achieve their statutory goals,” as well as any information and codes necessary to decode the information.

In addition, the Sovereign Internet Law provides, among other things, certain requirements for Internet Providers, entities holding an autonomous system number and the Internet Arrangers. Certain entities within the N1 Group were holding an autonomous system number, which we inherited as part of the N1 Acquisition The Internet Providers and Internet Arrangers are required to install certain software and hardware to determine IP addresses, install Russian-origin equipment for countering certain cyber threats, take part in practical trainings arranged by the Russian authorities and provide necessary assistance to the Russian investigative authorities. Failure to comply with the obligations and the legal requirements applicable to the Internet Arrangers or the Internet Providers could result in administrative (such as administrative fines or blocking of access to the online platform from within the territory of Russia) and other types of liability established by Russian law.

Antimonopoly Regulation

The Competition Law vests the FAS as the antimonopoly regulator with wide powers and authorities to ensure competition in the market, including prior approval of mergers and acquisitions, monitoring the activities of market participants that occupy dominant positions, prosecution of any wrongful abuse of a dominant position and the prevention of cartels and other anti-competitive agreements or practices. The FAS may impose significant administrative fines on market participants that abuse their dominant position or otherwise restrict competition and is entitled to challenge contracts, agreements or transactions that are performed in violation of the Competition Law. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split up or spin off of the violating company, and no affiliation can be preserved between the new entities established as a result of such a mandatory reorganization. We understand that the FAS could, in the future, focus on the markets in which we are active and could identify dominant positions so that limitations and other requirements contained in the Competition Law would apply to their operations.

The Competition Law expressly provides for its extraterritorial application to transactions and actions that are performed outside of Russia but lead, or may have led, to the restriction of competition in Russia.

The Competition Law provides for mandatory pre approval by the FAS for mergers, acquisitions, company formations and certain other transactions involving companies that meet certain financial thresholds. Under the Competition Law, if an acquirer has acted in violation of the merger control rules and, for example, acquired shares without obtaining the prior approval of the FAS, the transaction may be invalidated by a court order, if the suit is initiated by the FAS, provided that such transaction has led or may lead to the restriction of competition, for example, by means of strengthening of a dominant position in the relevant market.

The Competition Law, as well as the Advertising Law, restricts unfair competition in terms of information flow such as: (i) dissemination of false, inaccurate, or distorted information that may inflict losses on an entity or cause damage to its business reputation; (ii) misrepresentation with respect to the nature, method, and place of manufacture, consumer characteristics, quality and quantity of a commodity or with respect to its producers; (iii) incorrect comparison of the products manufactured or sold by it with the products manufactured or sold by other entities; (iv) sale of commodities in violation of intellectual property rights, including trademarks and brands; or (v) illegal receipt, use, and disclosure of information constituting commercial, official or other secret protected by law.

More generally, Russian legislation provides for civil and administrative liability for the violation of antimonopoly legislation. It also provides for criminal liability of company managers for violations of certain provisions of antimonopoly legislation.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries, as of the date of this Annual Report. The percentages indicated reflect both the proportion of ownership and the proportion of voting power held.

D.Property, Plants and Equipment

The principal executive office is located at Elektrozavodskaya Ulitsa, 27, Building 8 Moscow, 107023, Russia. We have leased the certain premises at this property for a term of two years, which we further extended until June 30, 2024. Additionally, we lease office space in certain other cities in Russia, including St. Petersburg.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board.

This discussion contains forward looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information—D. Risk Factors” of this Annual Report. See “Cautionary Note Regarding Forward Looking Statements.” Our actual results could differ materially from those contained in any forward looking statements.

Overview

We are a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, ranking among the top fifteen most popular online real estate classifieds globally, based on the March 2022 Google Analytics traffic data for Cian and SimilarWeb traffic data for other online real estate classifieds. We believe that since our founding in 2001, we have become the most recognized and trusted real estate classifieds brand in the most populous Russian regions, and have expanded our business beyond online real estate classifieds listings to offer additional products and services, which turn real estate searches and transactions into a seamless, transparent and efficient experience. Our mission is to use technology and deep insights into the Russian real estate market to help people on the journey to their perfect new place to live or work.

We operate in the Russian real estate market, which, according to the Frost & Sullivan Report, represented approximately USD 238 billion in 2020 and is only starting to digitalize. Being at the forefront of this digitalization trend and, as we believe, being one of the major driving forces behind it, we see an extensive addressable market, which comprises real estate agents’ commissions, developers’ advertising budgets as well as adjacent markets, including mortgage advertising and digital services facilitating transactions.

Our networked real estate platform connects millions of our users, the real estate buyers and renters, to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban, for both sale and rent. By offering a unique combination of products, services and insights, we have become a premier destination for our users as well as tens of thousands of our customers, real estate agents, developers, private sellers, landlords and other partners. Our platform aims to provide an end-to-end experience for customers and users and helps them address multiple pain points on their journey to a successful real estate transaction. We strive for our platform to encompass all stages of such journey, from finding the right property and the right buyer or renter, to financing the purchase and ensuring transaction certainty, while allowing participants to transact with ease and efficiency. We derive revenue:

●	In the Core Business segment, from listing fees in the secondary residential and commercial real estate verticals and lead generation fees in the primary residential real estate vertical, as well as fees for value-added services, such as auction and premium and highlighted listings, and other value-added services. In June 2020, we introduced a new subscription-based model for customers, which allows our customers to purchase a monthly subscription with us and combine a number of listings with value-added services, improving efficiency for them and stickiness and monetization for us. For more details, see “—Our Real Estate Platform—Core Classifieds Business—Products and Services We Offer to Customers—Subscription Model.” In the second half of 2021, the average share of listings under the subscription model amounted to approximately 50% as compared to approximately 26% in the second half of 2020. We also charge fees for providing advertising tools through our platform for various parties, primarily real estate developers and banks, which we refer to as our display advertising revenue. In 2021, we derived 94% of our revenue from our Core Business segment (of which 52% from the secondary residential real estate vertical, 34% from the primary residential real estate vertical and 14% from the commercial real estate vertical).
●	In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.
●	In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.
●	In our C2C Rental segment, from fees charged to our users for providing end-to-end solutions and facilitating seamless online property rentals (including tenant background checks, digital execution of agreements, online payments and insurance). This service was discontinued in 2021.
●	In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, execution and storage, registration and tax refunds), as well as revenues generated from our new Home Swap service that provides an alternative way for users to finance a real estate purchase by facilitating simultaneous sales and purchases of properties.

Users can search our property listings free of charge via our mobile applications and our mobile and desktop websites. They can also benefit from a broad scope of various innovative services that we offer, such as real estate valuation and access to a choice of real estate purchase financing options.

Our networked platform model and our trusted brand allow us, pursuant to Company data, to be the leading online real estate classified platform by share of leads to real estate agents and individual sellers and by number of listings in four of the most populous Russian regions, consisting of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, which together, according to the Frost & Sullivan Report, in 2020, accounted for 65%, 41% and 75% of the primary residential, secondary residential and commercial real estate markets in the country, respectively. In 2021, we had approximately 2.0 million listings available through our platform (excluding N1) and an average UMV of approximately 19.5 million (including N1). In 2020, we had approximately 2.1 million listings available through our platform and an average UMV of approximately 16.5 million. We believe that the quantity and quality of our listings database, as well as our expanding end-to-end value proposition, attract an increasing number of buyers and renters, which results in more transactions conducted based on expressions of interest and inquiries generated through our platform (“leads”), which in turn attracts more real estate agents, developers and landlords posting more listings. We believe that this powerful network effect has allowed us to continuously solidify our position as a market leader in our core regions of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, and will allow us to continue strengthening and expanding our position in other regions.

Development of new products, services and features is an integral part of our business, and we have a long and successful track record of disrupting the online real estate classifieds market through innovation. This culture of innovation and over 20 years of relevant experience allowed us to move beyond the pure online real estate classifieds model and become a fully-fledged, networked real estate platform enabled by cutting-edge technology, which creates value for all real estate market participants. In our Core Business segment, we provide advanced features that make connecting customers and users through an extensive database of property listings more efficient, such as: for users, AI-powered property search and virtual 3D property tours; for real estate agents, Pro.Tools which are an advanced lead management toolkit offerings to boost productivity (including call tracking, duplicates and competition notifications, push notification for competition price decreases, detailed lead information and others); and enterprise features for real estate agencies (including integration tools and tools for the management of marketing costs, performance and employees). To deliver the end-to-end value proposition and make searching and transacting even easier and more seamless for all real estate market participants, we have also created, and are continuing to add, innovative services, such as Mortgage Marketplace, Agent Finder, Property Valuation, Online Transaction Services, Home Swap and others. We intend to continue staying at the forefront of innovation by developing new solutions that will help users to find their perfect properties to rent or buy and customers to sell or rent out their real estate in the most efficient way.

We are a technology-driven platform and are committed to delivering the most efficient and stress-free experience through the use of cutting-edge technology, especially in view of the rapid pace of technological changes in our industry, such as increasing use of mobile devices in the real estate market and proliferation of new technologies that improve user experience, such as machine learning. We believe that the mobile-first approach, in which we prioritize users’ reliance on the mobile applications and websites, not only makes finding a new home or office more convenient for users, but also increases retention, improves the efficiency and conversion rate of our marketing programs and accelerates the growth of our business. The share of mobile in our average UMV increased to approximately 78.2% in 2021 from approximately 70.6% in 2020 and approximately 68.5% in 2019. Similarly, our share of mobile in leads to agents and individual sellers increased to approximately 69% in the 2021 from approximately 64% in 2020.

Our revenue was RUB 6,033 million, RUB 3,972 million and RUB 3,607 million in the years ended December 31, 2021, 2020 and 2019, respectively. Our loss was RUB 2,857 million, RUB 627 million and RUB 806 million for the years ended December 31, 2021, 2020 and 2019, respectively. The increase of our loss for the year ended December 31, 2021 was driven primarily by an increase in our share-based payment expense to RUB 2,549 million for the year ended December 31, 2021 from RUB 558 million for the year ended December 31, 2020, as a result of the recognition of expense on our long-term incentive program awards triggered by the liquidity event of our initial public offering, which is a non-recurring item, and the corresponding increase in the fair value estimates of these awards. Our Adjusted EBITDA was RUB 318 million for the year ended December 31, 2021, RUB 181 million for the year ended December 31, 2020 and a negative RUB 376 million for the year ended December 31, 2019. As of December 31, 2021 we had no debt outstanding as we fully repaid all outstanding indebtedness under our credit facilities in December 2021, while as of December 31, 2020 and 2019, the total indebtedness outstanding under the credit facilities was RUB 728 million and RUB 477 million, respectively. Our results were affected by the measures that we introduced in response to the COVID-19 pandemic, including a temporary suspension of monetization of our listing services across all regions in April 2020. In July 2020, we reinstated the monetization of our listing services in Moscow, the Moscow region, St. Petersburg and the Leningrad region. Throughout 2021 and in the first quarter of 2022, we reinstated monetization in a number of additional regions with the total number of monetized regions reaching 21 regions (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) as of December 31, 2021; however, the monetization in certain other regions remains temporarily suspended and its potential reintroduction is being assessed on a region by region basis. We believe that we are well-positioned to successfully leverage our scale, expertise and experience to continue growing our business and achieve profitability margins enjoyed by our best-in-class international peers.

Key Factors Affecting Our Results of Operations

Our results of operations in the periods presented were affected and are expected to continue to be affected, by the following principal factors relating to our business and industry:

Macroeconomic Environment and the Real Estate Market in Russia

Our business model is based on our position as one of the main digital platforms for real estate owners, buyers and tenants in Russia. Real estate platforms, such as ours, are a key part of the real estate search process in Russia, and our business and results of operations may be affected by the macroeconomic environment and the health of the Russian real estate market.

Overall, the Russian real estate classifieds market remains significantly underpenetrated compared to other developed markets, with penetration of the online real estate classifieds services of only 3.3% in 2020, which is approximately 5x, 4x and 3x times lower than that of the United States, the United Kingdom and Germany, respectively (according to the Frost & Sullivan Report). We believe that the monetization of our services is still in its early stages, and we have a strong potential for sustainable growth in the large Russian real estate market, subject to its health in light of the current geopolitical developments and their impact on the macroeconomic environment in Russia discussed in further detail below. We see a significant structural upside in monetization of the secondary residential and commercial real estate verticals, as supported both by the overall penetration of classifieds spend in real estate agents’ commissions and by our current monetization levels. Furthermore, we believe that there is a strong monetization potential in the primary residential real estate vertical, which is driven among other things by a structural shift in the developers’ advertising budgets from offline to online. We believe that we are well-positioned to capitalize on this structural trend because of our high brand awareness, our experience, the broad size of our user base and our value-added services, which contribute to the strength of our primary real estate business. Generally, we believe that the growing penetration of the online real estate classifieds services will have a positive impact on our revenue and business.

We operate only in Russia and as a result, our business and results of operations are heavily dependent on the economic conditions in Russia. On February 24, 2022, Russian military forces commenced a special military operation in Ukraine and the length, prolonged impact and outcome of this ongoing operation remains highly unpredictable. In response to the military operation in Ukraine, the United States, the United Kingdom, the European Union governments and other countries, have imposed unprecedented sanctions and export-control measures. The imposed sanctions have targeted large parts of the Russian’s economy. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Military Conflict in Ukraine.” Given the vast scope of the recent sanctions and other measures in response to the conflict in Ukraine, it is hard to predict their full impact on Russian economy or certain sectors thereof, but it is expected to be significant. The conditions and outlook for the Russian economy have already deteriorated significantly since the beginning of the military operation in Ukraine.

Furthermore, the Russian economy is also expected to be significantly affected as result of many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, indefinitely suspending their operations and pausing all commercial activities in Russia. These corporate boycotts have resulted in supply chain disruptions and unavailability or scarcity of certain raw materials, technological and medical goods, component elements and various corporate and retail services in Russia, which may in turn have a spillover effect on the Russian economy. Fewer goods amid disruptions in supply chains are likely to affect consumers’ ability to purchase goods and amplify the sharp rise in inflation growth. A high level of inflation could also lead to market instability, reductions in consumer purchasing power and an erosion of consumer confidence. This may adversely affect the Russian real estate market, as reduced disposable income and purchasing power is likely to have an adverse effect on consumers’ ability or willingness to invest in new housing or real estate. In addition, suspension of operations by foreign businesses in Russia will likely lead to an increase in unemployment levels.

Our revenue and results of operations may be affected in particular by Russian real estate market conditions, such as the supply of properties on the real estate market, driven, in part, by the pace of new construction, demand for properties on the real estate market including the availability of credit for real estate buyers as well as prevailing interest rates. In response to accelerating inflation and a staggering depreciation of the ruble, on February 28, 2022, the Central Bank of the Russian Federation (CBR) increased its key interest rate from to 9.5% to 20.0%, which was reduced to 17% later on April 8, 2022 and further to 14.0% on April 29, 2022. Due to these monetary policy changes and the anticipated decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity. Lower money supply and higher funding costs may cause banks to cut their lending programs, decrease exposure limits and become significantly more risk averse. We expect the sharp rise in interest rates caused by the CBR’s key interest rate hike to have a materially negative impact on the Russian mortgage market. All major Russian banks have increased mortgage rates since January 2022 and, in some cases, have announced plans to significantly curtail or altogether suspend mortgage operations for the foreseeable future. Decreased availability of mortgage loans and high interest rates will directly impact the volume of mortgage deals on the market.

In particular, we expect that the uncertainty surrounding the development of mortgage loans and mortgage rates as well certain other factors will have a negative impact on real estate transactions in both the secondary and primary markets. In the secondary market buyers may be unable to finance purchases absent affordable mortgage loans and sellers are hesitant to proceed with transactions in the face of uncertain future price dynamics. A significant decline in overall real estate transactions may negatively affect our revenues generated from listing fees. Conversely, we believe that, at least in the short term, suspensions of real estate sale transactions has positively impacted listings for rental real estate, as erstwhile sellers choose to rent out their properties as an alternative to selling.

In the primary market, we believe that these same uncertainties in respect of mortgages affect both demand for primary properties as well as supply by the real estate developers. The currently available mortgage subsidy program, intended to support the construction sector of the economy by offering subsidized mortgages, that was instituted by the Russian government in April 2020 and extended until July 2022 had a strong positive effect on the primary residential real estate market in Russia. If the program is cancelled or further amended in an adverse manner, or if alternative government support measures are not instituted, the demand for primary real estate and mortgage financing may significantly decrease, which, in turn, may affect our revenue generated from the leads to real estate developers, as well as revenues and growth prospects of our Mortgage Marketplace segment. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business and results of operations may be affected by the cancellation of, or any changes to, the Russian mortgage subsidy program.” Additionally, we expect construction costs will increase at higher rates, which would add further pressure on new construction projects.

In the mortgage market, we expect mortgage loan issuances to have peaked in the first quarter of 2022 as borrowers sought to lock in the rates of previously approved mortgage financings. Until any additional governmental support measures are announced, we expect a standstill in new mortgage issuances, other than subsidized mortgages.

Furthermore, the deterioration of the Russian economy and decline in economic activity will impact not only our users, but also real estate agencies and developers. A significant decrease in overall transaction volumes, if it takes place, may result in lower earnings for real estate agencies and developers with a corresponding decrease in their marketing budgets and, consequently, may impair our ability to increase our fees in the short to medium-term. We may therefore experience a decrease in demand for value-added services, which would negatively impact our revenues generally as well as the percentage of listing revenue represented by value-added services.

However, generally, if the Russian real estate market experiences a slowdown, property listings tend to stay on our platform longer and our customers may be more prone to use our value-added services to further promote their listings to users. If a listing stays on our platform longer, it correspondingly increases our revenue. As such, a slowdown in the real estate market may not have a directly negative impact on our results. Nevertheless, any significant downturn in the overall Russian economy could result in a reduction in disposable income and purchasing power of our users and customers which, consequently, could negatively impact their ability to continue to pay for the services we offer. Additionally, any significant decline in the supply of properties on the market, due to a general slowdown in the real estate market, a decline in the pace of new construction or otherwise, may result in fewer property listings and, consequently, decreased traffic on our platform and lower number of leads to real estate agents and leads to developers, which could negatively impact our results. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be significantly impacted by the health of the Russian real estate market and may be negatively affected by downturns in this industry and general economic conditions.”

Overall, in the ordinary course of business our second half of the year may be stronger than the first half due to lower activity across the primary and secondary real estate markets during certain calendar periods, such as the New Year and May holidays, when typically fewer real estate transaction are taking place. There can be no guarantee that such trends will be sustained in 2022 as a result of a changing market environment.

Market Position, Platform Traffic, Network Effects and Our Strategic Growth Objectives

Pricing flexibility and the overall ability to monetize a platform in the digital real estate classifieds business largely depend on one’s market position and the value of the product and service offerings to all platform customers, users and other third parties. We generally define leading market positions as No. 1 or No. 2 positions in terms of market share of leads to real estate agents and individual sellers and number of platform listings. Market leaders in the digital real estate classifieds space often benefit from strong network effects, whereby the more quality content is added to the platform, the more attractive the platform becomes for users, which increases user traffic to the platform and, in turn, increases the number of leads generated for customers, which raises the platform’s relevance for customers, driving up the number of listings. For further details regarding our platform, including the definition of leads and their calculation principles, see “Item 4. Information on the Company—B. Business Overview—Business Model.”

With respect to platform traffic, our average UMV has grown consistently, from 13.4 million in 2019 to 16.5 million in 2020, and increasing to 19.5 million in 2021 (including N1). Average UMV is one of the key metrics of our platform traffic and our user engagement. We believe that a stable growth in our average UMV plays a critical role in our overall platform development, including its network effects. A stable growth in our average UMV is also important for our ability to generate more leads to our customers and partners and to successfully scale our new initiatives and offerings, including as part of our Mortgage Marketplace, Valuation and Analytics and End-to-End Offerings segments. Our average UMVs in the future could be negatively impacted by adverse developments in the macroeconomic environment in Russia or the Russian real estate market. See “—Macroeconomic Environment and the Real Estate Market in Russia.”

Furthermore, we believe that pricing flexibility and monetization opportunities in the digital real estate classifieds business are significantly affected by the ability to achieve and maintain strong market positions. Specifically, we believe that, in general, leading market positions, in conjunction with attractive product and service offerings and positive user experience, enable higher operating leverage, allow for greater platform monetization opportunities and lead to higher operating margins. In addition, we also believe that our current leading market positions and the inherent network effects of our platform are essential drivers for our growth and expansion of our business in line with our strategic objectives.

We have leading market positions in most populous Russian regions, such as Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg, Novosibirsk and certain other regions. However, we hold less prominent positions in certain other Russian regions. Our profitability and results depend greatly on our ability to maintain our leading market positions in key Russian regions and our ability to achieve and maintain strong market positions in certain other Russian regions.

Furthermore, our market positions and, therefore, profitability, results and the overall ability to grow and expand our business, have been, and are expected to continue to be, impacted by our competitive environment. For further details on our competition, see “Item 4. Information on the Company—B. Business Overview—Competition.” We compete mainly on the basis of platform traffic, which, in turn, is driven by (i) the number and quality of property listings, (ii) user experience and quality of services and (iii) breadth of existing offerings and development of additional product and service offerings for our customers and users. Any future market entrants or new initiatives by our existing competitors could affect our ability to compete successfully, increase or maintain our pricing levels, monetize our platform and generally grow our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The online classifieds market is highly competitive, and we may fail to compete effectively with existing and new industry players, which could have a material adverse effect on our business, results of operations, financial condition and prospects.”

Changes in Our Pricing Models, Monetization Strategy and Penetration of our Value-Added Services

Our pricing models and monetization strategy can impact our results of operations, including our profitability. Historically, our pricing model has primarily focused on selling listings to our professional real estate customers on a pay-per-listing or listing package basis, where fees are charged for every day a single listing or multiple listings are publicly displayed on our platform. For further details, see “Item 4. Information on the Company—B. Business Overview—Products and Services We Offer to Customers.” In June 2020, in order to improve the service and value proposition for our customers, stimulate our revenue growth and maintain a sizeable base of listings, we introduced a new subscription-based model for customers, which allows our customers to list their properties and use some of our value-added services for a monthly fee. We aim to incentivize customer migration to the subscription model, in part, through the use of special discounts and promotions. However, we also plan to continue to offer our pay-per-listing model to allow our customers, particularly smaller real estate agencies and individual agents, greater flexibility and convenience. In 2021, the average share of listings under the subscription model amounted to approximately 46% as compared to approximately 26% in the second half of 2020 following the introduction of the subscription-based model. Overall, we believe that the switch to the subscription model should bring additional convenience to our customers and lead to more efficient monetization of the platform. Our pricing models and monetization strategy could be negatively impacted by adverse developments in the macroeconomic environment in Russia or the Russian real estate market. See “—Macroeconomic Environment and the Real Estate Market in Russia.”

Furthermore, our results of operations are also affected by our customers’ use of our value-added services to boost listings. In the years ended December 31, 2021 and 2020, value-added services accounted for 46% and 52% of our listing revenue, respectively. We believe that the customers’ acceptance of our value-added services is primarily driven by our marketing and sales efforts, as well as by the overall market conditions. During periods of deteriorating economic activity, our customers may tend to optimize their marketing budgets and cut additional costs. We may therefore experience a decrease in demand for value-added services, which would negatively impact our revenues generally as well as the percentage of listing revenue represented by value-added services. See “—Macroeconomic Environment and the Real Estate Market in Russia.”

Moreover, any other actual or potential developments in our platform monetization strategy may also have a significant impact on our results. For example, in 2020, due to the COVID-19 pandemic, we temporarily offered our listing services free of charge across all cities and regions, including Moscow and St. Petersburg. We believe that this cancellation in monetization of our listings was one of the main drivers of a 4.0% decrease in our listing revenue in 2020. We reinstated the monetization of our listing services in Moscow, the Moscow region, St. Petersburg and the Leningrad region in July 2020, with certain discounts maintained in the third quarter of 2020. Throughout 2021 and in the first quarter of 2022, we reinstated monetization in a number of regions with the total number of monetized regions reaching 21 regions (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) as of December 31, 2021; however, the monetization in certain other regions remains temporarily suspended and its potential reintroduction as well as regular price increases are being assessed regularly on a region-by-region basis, particularly in light of potential adverse developments in the macroeconomic environment in Russia or the Russian real estate market that could result from the recent geopolitical developments. For further information, see “—Macroeconomic Environment and the Russian Property Market” and “—The Impact of the COVID-19 Pandemic.” Accordingly, despite regular price increases that have been introduced, we have been offering some of our customers higher discounts and other incentives to maintain, among other things, their level of activity on our platform.

The Impact of the COVID-19 Pandemic

Since its outbreak in December 2019 to date, the COVID-19 pandemic has impacted our business operations and demand across all customer and user groups. Similarly to other countries, at several points in 2020 and again in 2021, Russian federal and local government authorities introduced measures aimed at preventing the further spread of COVID-19, including, among others, lockdowns, bans on public events, closures of public places, border controls, travel restrictions and widespread “work-from-home” measures.

In response to the COVID-19 pandemic, we introduced several measures to mitigate its effects on our business as well as customer and user base. Specifically, to support our customers in these unprecedented circumstances, from April 2020, we temporarily offered our listing services free of charge across all cities and regions, including Moscow, the Moscow region, St. Petersburg and the Leningrad region. The monetization of our listings in Moscow, the Moscow region, St. Petersburg and the Leningrad region was reinstated in July 2020, with certain discounts offered in the third quarter of 2020. Throughout 2021 and in the first quarter of 2022, we reinstated monetization in a number of regions with the total number of monetized regions reaching 21 regions (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) as of December 31, 2021; however, the monetization in certain other regions remains temporarily suspended and its potential reintroduction is being assessed regularly on a region-by-region basis. Starting from February 2021, our operations include the N1 Group, which did not have a similar suspension in monetization in 2020. Following the N1 Acquisition, we did not introduce any such monetization suspension on the websites “N1.ru,” “MLSN.ru” or N1 mobile application. In July 2021, as part of our integration of the N1 Group, we launched a reverse feed function, which allows our customers to automatically post listings on both platforms simultaneously. With this function, our monetization strategy was aligned across our platforms, with Cian monetization being fully reinstated in regions covered by the website “N1.ru” or N1 mobile application. In the fall of 2021, we fully reinstated Cian monetization in the regions covered by “MLSN.ru” website. For further details, see “Item 4. Information on the Company—B. Business Overview— N1 Acquisition” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The COVID-19 pandemic and other public health crises, natural disasters or other catastrophic events may significantly limit our ability to conduct business as normal, disrupt our business operations and materially affect our financial condition.”

We believe that the measures we took in response to the pandemic were some of the main drivers of a 4.0% decrease in our listing revenue to RUB 2,383 million in 2020 from RUB 2,481 million in 2019. However, our average UMV increased to approximately 19.5 million in 2021 (including N1) from approximately 16.5 million in 2020 and approximately 13.4 million in 2019. We believe that this dynamic was supported by our decision to temporarily suspend the monetization of our listings, as many of our customers used this opportunity to post listings on our platform, which, in turn, increased user traffic. We also believe that the reinstatement of monetization in certain regions in the second to fourth quarters of 2021 was one of the main drivers behind a 55.2% increase in our listing revenue to RUB 3,699 million in 2021 from RUB 2,383 million in 2020.

The following table presents our average UMV and paying accounts for the periods indicated:

	Year Ended December 31,
	2021*	2020	2019
Average UMV(1) (in millions).	19.5	16.5	13.4
Paying accounts(1) (in thousands)	111.8	88.6	96.7
Thereof: Moscow and the Moscow region	56.2	54.9	58.1
Thereof: Other regions	51.9	36.2	42.9
Average revenue per paying account (in RUB)	746	625	629
Thereof: Moscow and the Moscow region	1,213	885	877
Thereof: Other regions	490	292	327
*	Data as of and for the year ended December 31, 2021 includes the N1 Group from the date of the N1 Acquisition, unless stated otherwise.
(1)	See the definitions of average UMV and paying accounts in “—Key Indicators of Operating and Financial Performance.”

Our paying accounts in Moscow and the Moscow region were approximately 56.2 thousand in 2021 as compared to approximately 54.9 thousand in 2020 and approximately 58.1 thousand in 2019, with an average revenue per paying account of RUB 1,213, RUB 885 and RUB 877 in 2021, 2020 and 2019, respectively. Our paying accounts in other Russian regions were approximately 51.9 thousand in 2021 as compared to approximately 36.2 thousand in 2020 and approximately 42.9 thousand in 2019, with an average revenue per paying account of RUB 490, RUB 292 and RUB 327 in 2021, 2020 and 2019, respectively. We believe that the level of paying accounts was primarily impacted by the aforementioned temporary suspension of monetization of our listings. As the monetization of our listings in Moscow and the Moscow region was reinstated in July 2020 (along with St. Petersburg and the Leningrad region), the number of paying accounts in Moscow and the Moscow region increased in the second half of 2020. As mentioned above, our listings monetization in certain other regions remains temporarily suspended and its potential reintroduction is being assessed on a region-by-region basis. For further details, see “—Changes in Our Pricing Models, Monetization Strategy and Customer Acceptance of our Value-Added Services.”

Furthermore, during the COVID-19 pandemic crisis in 2020, we optimized our marketing and advertising expenses in order to align our marketing budgets with the suspension in monetization discussed above. Additionally, we also reduced discretionary spending and paused hiring for non-critical roles. This had a direct impact on our results of operations as our marketing expenses decreased by 21.4% to RUB 1,697 million for the year ended December 31, 2020 from RUB 2,159 million for the year ended December 31, 2019, which was primarily driven by an 85.5% decrease in our offline marketing expenses to RUB 139 million in 2020 from RUB 959 million in 2019. In 2020, we also instituted a work-from-home policy for our employees and significantly restricted employee travel. Overall, we believe that the combination of these cost optimization efforts and changes in our monetization approach helped us to address the COVID-19 pandemic crisis in 2020, with our total revenue increasing by 10.1% to RUB 3,972 million for the year ended December 31, 2020 from RUB 3,607 million for the year ended December 31, 2019. Our total operating expenses during the same period increased slightly by 1.7% to RUB 4,549 million in 2020 from RUB 4,475 million in 2019, which was primarily driven by an increase in our employee-related expenses of 59.4% and offset by a decrease in our marketing expenses, as discussed above. In 2021, as we began to emerge from the COVID-19 pandemic, our total operating expenses increased to RUB 8,847 million, driven by a 129.3% increase in our employee-related expenses primarily due to the increase in our share-based payment expense of RUB 2,549 million in 2021 from RUB 558 million in 2020 resulting from the recognition of a portion of our long-term incentive program awards linked to our initial public offering, which is a non-recurring item, and the corresponding increase in the fair value estimates of these awards. Going forward, we generally expect that our operating expenses will continue to increase, although we have recently implemented certain provisional cost control measures designed to counteract the effects of an economic downturn that could result from the recent geopolitical developments. See “—Macroeconomic Environment and the Real Estate Market in Russia.”

The broader macroeconomic environment remains highly uncertain, particularly in light of the recent geopolitical developments and their repercussions, but compounded by new variants of COVID-19, including the highly transmissible Delta variant and the Omicron variant, that continue to emerge and spread globally. We are continuing to closely monitor the impact of the COVID-19 pandemic on our market, customers, users and business, which may continue to affect our financial results going forward. For example, the COVID-19 pandemic and its aftermath may have contributed to the developments in our competitive environment. Additionally, if the possibility of arranging or attending real estate viewings or completing real estate transactions deteriorates due to the re-imposition of lock-down measures or other tightening of regulations and general guidelines, it may result in our customers and users choosing to postpone any planned real estate transactions, which would result in a general slow-down of the real estate market and, thus, could have an adverse effect on our financial results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Natural disasters, public health crises or other catastrophic events, like the COVID-19 pandemic, may significantly limit our ability to conduct business as normal, disrupt our business operations and materially affect our financial condition.”

Investments in Regional Expansion and New Initiatives

In line with our strategy, we focus our investments on regional expansion and the development and implementation of new initiatives, as part of development of our end-to-end real estate platform, comprising new business lines and new service offerings for our customers and users. While we hold leading market positions in key regions, such as Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg, Novosibirsk and certain other regions, we believe that our profitability and results also greatly depend on our ability to achieve and maintain strong market positions in other Russian cities and regions. As such, we dedicate significant resources, including marketing efforts, to regional expansion and development. We plan to continue to execute our regional expansion strategy with profitability in mind, focusing on regional centers with certain population level thresholds, where our resources can be spent most efficiently. For example, as part of our strategy, in February 2021, we acquired the N1 Group, which is a real estate-focused classifieds business that operates in regional cities in Russia, such as Ekaterinburg, Novosibirsk and Omsk. For additional information, see “Item 4. Information on the Company—B. Business Overview— N1 Acquisition.” As a result, the N1 Acquisition affects the comparability of our 2021 and 2020 financial results.

We believe that achieving our ultimate goal of developing a comprehensive end-to-end real estate platform for our customers and users requires investments in innovation as well as the development of new products and business models. Accordingly, in December 2021 we entered into a binding preliminary agreement for acquisition of 100% in SmartDeal (Praktika Uspekha LLC), a company which provides e-registration and adjacent services for various types of property deals and is expected to support our strategy to expand the End-to-End value proposition for both customers and users and further strengthen our online transactions. Completion of the acquisition, however, is subject to customary closing conditions and, among other things, regulatory clearance by the Government Commission on Monitoring Foreign Investment. Our new initiatives, once significantly developed, are typically distinguished into separate operating and reporting segments, such as our Mortgage Marketplace, Valuation and Analytics, C2C Rental (now discontinued) and End-to-End Offerings operating and reporting segments. For further details on these segments, see “Item 4. Information on the Company—B. Business Overview—Business Model.” For the years ended December 31, 2021, 2020 and 2019, respectively, the revenues from each of these reporting segments were: RUB 295 million, RUB 110 million and RUB 34 million (for Mortgage Marketplace); RUB 45 million, RUB 39 million and RUB 18 million (for Valuation and Analytics); RUB 3 million, RUB 1 million and RUB nil million (C2C Rental) and RUB 49 million for the year ended December 31, 2021 (End-to-End Offerings). These revenue numbers, together, accounted only for 6.5%, 3.8% and 1.4% in the aggregate of our total revenue for the years ended December 31, 2021, 2020 and 2019, respectively.

Our investments in regional development and the initiatives aimed at expansion of our end-to-end real estate platform are reflected in our operating expenses as part of the advertising and marketing costs, employee- and IT-related expenses. For example, in 2021 our total marketing expenses increased by 32.8% to RUB 2,253 million from RUB 1,697 million in 2020, primarily due to a 300% increase in offline marketing in an amount of RUB 556 million from RUB 139 million as we shifted focus to TV advertising as part of our marketing strategy aimed among other things at supporting regional development and our monetization roll out strategy.

Taxation

For the 2020 and 2019 financial years, we relied on a VAT exemption for our listing revenue under the 2008 VAT exemption for software and database licenses under the Russian Tax Code. The exemption was available for revenue from software license agreements under which we provided our customers with access to our platform. In July 2020, the Russian tax code underwent changes, which substantially narrowed the scope of the 2008 VAT exemption. From January 1, 2021, licensing of computer software and databases will only be exempt from VAT when: (i) it relates to software or databases included in the Russian National Software Register and (ii) it does not involve software used for advertising, counterparty searches, online trade or marketplace purposes. Consequently, starting from January 1, 2021, revenue from the provision of access to advertising and online marketplace software does not qualify as income from eligible activities and we no longer qualify for this exemption.

Accordingly, we did not benefit from the 2008 VAT exemption for our listing revenue in 2021. In the years ended December 31, 2020 and 2019, this VAT exemption for our listing revenue amounted to RUB 504 million and RUB 495 million (based on accounts prepared in accordance with the Russian Accounting Standards).

In addition, the Russian Tax Code establishes reduced rates with respect to profits tax, VAT and social security contributions for companies which carry out IT activities, develop and sell own-developed computer programs and databases, and/or render services involving development, adaptation, modification and support of computer programs and databases. Furthermore, to support the Russian economy in response to recent geopolitical events and severe sanctions, the Russian government introduced new tax support measures for IT companies. These measures, among other things, include a zero percent corporate profit tax rate that will apply until December 31, 2024. In order to apply the reduced rates, a taxpayer should be officially accredited to perform IT activity, the share of its income related to these activities should comprise 90% of total income, and the average headcount should be at least seven employees. Historically, N1 Technologies, a subsidiary of the N1 Group, has applied such reduced rates.

Following the N1 Acquisition, we conducted an organizational restructuring whereby the IT teams of the Cian Group and the N1 Group joined together as part of N1 Technologies, which, as a qualifying IT company, is expected to benefit from the reduced tax rates. Following the restructuring, N1 Technologies operates as a shared service center rendering services to our subsidiaries with respect to development and adaptation of IT products, which are being used primarily within the Cian Group. Such practice is widely used by IT companies in Russia. We benefit from this reduced social security contributions rate on the Group-level from the second half of 2021. Furthermore, as an IT company, we expect N1 Technologies to benefit from the recently introduced zero percent corporate profit tax rate until December 31, 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Taxation—The Russian tax authorities may challenge the application of a reduced social security contributions, VAT and corporate profits tax rates by one of our companies.”

Segment Reporting

We identified our operating segments based on how our chief operating decision-maker (“CODM”), who are our Chief Executive Officer and our Board of Directors, manages the business, allocates resources, makes operating decisions and evaluates operating performance. We have identified the following reporting segments on this basis:

●	Core Business, which comprises sales of our listings, lead generation solutions for real estate developers and value-added services as well as display advertising on our platform;
●	In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.
●	In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.
●	In our C2C rental segment, from fees charged to our users for providing end-to-end solutions facilitating seamless online property rentals (including tenant background checks, digital execution of agreements, online payments and insurance). We discontinued this service in 2021 as its performance and perspectives did not align with our strategy.
●	In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, signing and storage, registration and tax refunds), as well as revenues generated from our new Home Swap service that provides an alternative way for users to finance a real estate purchase by facilitating simultaneous sales and purchases of properties.

Our users can search our property listings free of charge via our mobile applications and websites. They can also benefit from a broad scope of various innovative services that we offer, such as real estate valuation, and access to a choice of real estate financing options.

The financial reporting is based on a Group-wide organizational and management structure. For further details on these segments, see “Item 4. Information on the Company—B. Business Overview—Our Business Model.”

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2021 reporting period and have not been early adopted by us. These standards are not expected to have a material impact on us. For additional information, see Note 2.3 (New standards, interpretations and amendments) to our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain financial risks in the ordinary course of our business. These risks primarily consist of market risk, which comprises interest rate risk and foreign currency risk, credit risk and liquidity risk. For further discussion and sensitivity analysis of these risks, see Note 22 (Financial Risk Management) to our Consolidated Financial Statements.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates is currently limited because our operating activities are mainly carried out in rubles.

In February 2022, following the imposition of sanctions by the United States of America, the European Union and the United Kingdom, as well as other countries, in response to the commencement of Russia’s military operations in Ukraine, there was a significant depreciation of the Russian Ruble against other currencies. While currency control and other stabilization measures implemented by the Central Bank of the Russian Federation appear, as of the date of this Annual Report, to have been effective in restoring the value of the Russian Ruble to its pre-conflict levels, the longer-term effects of the current or potential future sanctions on the Russian economy, among other things, may further impact its value.

With all other variables held constant, the Group’s profit before tax is affected through the impact of fluctuation in U.S. dollar and euro exchange rates, as follows:

Change in U.S.
	dollar, euro	Effect on profit
	exchange rates	before tax
Year ended December 31, 2021
Cash and cash equivalents	+100%/‑100%	1,600 / (1,600)
Trade and other receivables	+100%/‑100%	172 / (172)
Trade and other payables	+100%/‑100%	(230) / 230

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. We are exposed to credit risk from our operating activities (primarily trade receivables) and from our cash and cash equivalents held with banks.

Trade receivables

We perform an impairment analysis at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due. The calculation reflects the probability-weighted outcome. Generally, accounts receivables are written-off if past due for more than three years.

The following table sets out information about the credit risk exposure on our trade receivables using a provision matrix:

	< 30 days	31‑60 days	61‑90 days	> 90 days	Total
2021
Expected credit loss rate	0.8%	4.3%	8.4%	72.9%
Total gross carrying amount	216	8	1	8	233
Expected credit loss	2	—	—	6	8

Cash and cash equivalents

Our cash and cash equivalents were RUB 2,419 million and RUB 449 million as of December 31, 2021 and 2020, respectively. As of December 31, 2021, we held 22% of our cash and cash equivalents with the Russian banks having external credit ratings of BBB-/BBB (2020: 94%), the remaining cash and cash equivalents were held with a Cypriot bank having external credit rating of B-/B+, based on Standard & Poor’s and Fitch ratings.

Our impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The impairment allowance recognized as of December 31, 2021 was RUB 14 million. No impairment was recognized as of December 31, 2020.

In February 2022, following the imposition of sanctions by the United States of America, the European Union and the United Kingdom, as well as other countries, in response to the commencement of Russia’s military operations in Ukraine, the external credit ratings of Russian banks have decreased significantly or were revoked entirely. However, due to the nature of the restrictions imposed, we do not believe that this negative change will affect our ability to retrieve our cash and cash equivalents denominated in Russian Rubles from such banks.

Liquidity risk

Liquidity risk is the risk that we will not be able to settle all liabilities as they fall due. We manage our liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments:

	Within 1	1 to 3	3 to 5
	year	years	years	> 5 years	Total
2021
Trade and other payables	427	—	—	—	427
Lease liabilities	50	50	—	—	100
Total financial liabilities	477	50	—	—	527

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, which would otherwise be required beginning with our second annual report on Form 20-F, and (ii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

A.Operating Results

Explanation of Key Components of Our Consolidated Statement of Profit or Loss and Other Comprehensive Income

Certain individual line items of our consolidated statement of profit or loss and other comprehensive income:

Revenue

We generate revenue primarily from our offerings of: (i) listings and value-added services for our customers (which we refer to as our listing revenue), (ii) lead generation solutions for real estate developers (which we refer to as our lead generation revenue), (iii) advertising tools for various parties, primarily real estate developers and banks (which we refer to as our display advertising revenue) and (iv) through our Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings segments, new business lines and services for various parties, such as, for example, banks in the context of our Mortgage Marketplace services (which we refer to as our “other revenue”).

Listing revenue, lead generation revenue and display advertising revenue primarily relate to the Core Business reporting segment, while other revenue primarily represents lines of business related to our Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings segments.

Listing revenue, lead generation revenue and display advertising revenue

Listing revenue. Listing revenue represents revenue from offering online listings and related value-added services, such as different listing promotion options, to customers on our websites and mobile applications on a cost-per-time basis (both, under the pay-per-listing, listing package or subscription models). We receive payment prior to the public posting of online listings on our platform and delivery of value-added services. Customers can purchase either individual listings and value-added services, listing packages or subscriptions, which combine a number of listings and value-added services. The average time between receipt of payment from the customer and delivery of online listings is approximately 30 days.

For the year ended December 31, 2021, our listing revenue comprised 46% of revenue from value-added services and 54% of revenue from listings and others.

Further, as part of our value proposition we offer our customers a loyalty program, which allows our customers who purchase listings with us to accumulate points that can be redeemed against future purchases on our platform. The loyalty points give rise to a separate performance obligation for us, as they provide a material right to acquire additional services at a discount for a customer, that the customer would not receive without entering into that contract.

Lead generation revenue. Lead generation revenue represents fees that we charge real estate developers for our establishment and referral of contacts (or leads) based on the number of qualifying calls (validated user connections) received from primary real-estate listing posted primarily through our platform (as part of the “Core Business” segment) or through our partner bank’s site (as part of the “Mortgage Marketplace” segment), i.e., when a user is reviewing a mortgage on our partner bank’s site, this user can access our full data base of primary real-estate listings and will be presented with an option to contact a particular developer. We receive payment after the delivery of verification of the number of validated connections. Payment is generally due within 20 to 30 days from our provision of these services. For further details, see “Item 4. Information on the Company—B. Business Overview— Our Business Model.”

Display advertising revenue. Display advertising revenue represents fees third parties pay us: (i) when they choose to place advertisements in particular areas of our websites and mobile applications as well as (ii) for certain miscellaneous special projects related to marketing. Advertising revenue is recognized over time based on the upfront monthly fees agreed to in media plans (which include a target for views or clicks during the period of advertisement). Payment is generally due within 20 to 30 days from providing advertising services.

Other Revenue

Other revenue primarily consists of fees and earnings from our new business initiatives and new models of monetization of our website and mobile application traffic and content database (including lines of business related to our Mortgage Marketplace, Valuation and Analytics, C2C Rental and End-to-End Offerings segments. The segments that primarily contribute to this revenue are our Mortgage Marketplace and Valuation, Analytics and End-to-End Offerings, with the C2C Rental segment having generated insignificant revenue in 2021.

Other revenue in Mortgage Marketplace comprises commission fees charged to banks for distributing their mortgage products to our users. Upon sale, we charge the banks a fixed rate commission fee based on the mortgage amount. Our performance obligation with respect to these transactions is to arrange the transaction through our platform. The service is considered to be provided and the Mortgage Marketplace commission is recognized on a net basis at the time of signing of the mortgage agreement between the bank and the individual user. Payment is generally due within 20 to 30 days from providing these services. If an individual user decides not to sign the mortgage agreement immediately following the receipt of the mortgage approval, but the signing of the mortgage agreement nevertheless occurs within six months of the user’s procuring an approval on our platform, our service will be recognized and fees will be collected.

Other revenue in Valuation and Analytics represents fees for providing access to our database of real estate content, either in the form of individual reports or on a subscription basis. Cash collected from sales of subscriptions is initially recorded as deferred revenue in the consolidated statement of financial position and subsequently recognized as revenue over the subscription period. Revenue from sales of individual reports is recognized at the time of delivery of the report to the customer. Payment is generally due within 20 to 30 days from providing an individual report or on a prepayment basis in case of subscription.

Other revenue in End-to-End Offerings primarily comprises Home Swap services revenue, which is derived from resale of properties. Revenue is recognized at the time of the closing of the property sale when title to and possession of the property are transferred to the buyer. The amount of revenue for each property sale is recognized on a gross basis, equal to the full sales price of the property, and does not reflect real estate agent commissions, closing or other costs associated with the transaction. Other revenue in End-to-End Offerings also includes revenues derived from fees charged to customers and users for services that enable online execution of real estate transactions, which are recognized on a net basis.

Currently, any revenues arising from our services provided under C2C Rental segment are recognized as other revenue.

Operating expenses

Our operating expenses consist primarily of: (i) advertising and marketing expenses, (ii) employee-related expenses, (iii) IT expenses (including hosting and technical support expenses and telecommunication services), (iv) depreciation and amortization expenses, (v) other operating expenses, including office maintenance expenses and other general corporate expenses, and (vi) goodwill impairment as a result of a write-off of goodwill from our acquisition of the EMLS Group (“EMLS”).

Finance income

Finance income comprises income from short-term deposits.

Finance costs

Finance costs comprise interest and similar expenses related to the Facility Agreement and lease liabilities. For further details, see “—Credit Facilities.”

Foreign currency exchange loss, net

Foreign currency exchange loss, net is derived from cash and cash equivalents denominated in foreign currency, including the cash balances of our Cypriot companies and a one-off effect of a convertible loan received from the Investors under the Investment Agreement in connection with the N1 Acquisition financing. The convertible loan was settled by issuance of 281 ordinary shares (5,566,900 ordinary shares after the share split) in favor of the Investors. For further details, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Relationship with Shareholders—Investment Agreement.”

Other income

Other income comprises income from the depositary for our ADS program. In connection with the IPO, we are entitled to receive consideration from the depositary based on the number of issued ADSs. We have recorded this consideration as deferred income in the consolidated statement of financial position, as we are obliged to return the unearned portion of the consideration in case of termination of the ADS program before the expiration of the five-year contract term. Income is recognized on a straight-line basis over a five-year contractual term and presented as other income in the consolidated statement of income or loss and other comprehensive income.

Income tax benefit

Income tax benefit comprises the taxes levied on taxable income in individual countries, including Russia and Cyprus, as well as changes in deferred tax assets and liabilities that are recognized in profit or loss.

Results of Operations

The following table sets forth our results of operations for the periods indicated (in RUB million, except share and per share data):

	Year Ended December 31,
	2021	2020	2019
Revenue	6,033	3,972	3,607
Operating expenses
Marketing expenses	(2,253)	(1,697)	(2,159)
Employee‑related expenses	(5,062)	(2,208)	(1,385)
IT expenses	(527)	(264)	(289)
Depreciation and amortization	(279)	(200)	(169)
Other operating expenses	(726)	(180)	(217)
Goodwill impairment.	—	—	(256)
Total operating expenses	(8,847)	(4,549)	(4,475)
Operating loss	(2,814)	(577)	(868)
Finance costs	(61)	(72)	(38)
Finance income	19	11	7
Foreign currency exchange gain / (loss), net	53	(1)	(3)
Other income	6	—	—
Loss before income tax	(2,797)	(639)	(902)
Income tax (expense) / benefit	(60)	12	96
Loss for the year	(2,857)	(627)	(806)
Total comprehensive loss for the year	(2,857)	(627)	(806)
Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent(1)	(44)	(11)	(14)
Basic and diluted weighted average number of ordinary shares(1)	65,092,557	59,433,100	59,433,100
(1)	The basic and diluted loss per share are adjusted based on the share split as part of the capital reorganization. For further details, see Note 16 (Share Capital) to our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenue

Our revenue increased by 52% to RUB 6,033 million for the year ended December 31, 2021 from RUB 3,972 million for the year ended December 31, 2020. The increase was driven by growth in all categories of revenue, primarily in listing revenue.

The following table sets forth a breakdown of our revenue for the periods indicated:

	Year Ended December 31,
	2021	2020

	(in RUB million)
Listing revenue	3,699	2,383
Lead generation revenue	1,332	994
Display advertising revenue	601	456
Other revenue	401	139
Total revenue	6,033	3,972

The following table sets forth a breakdown of our revenue for the periods indicated:

Listing revenue

Our listing revenue increased by 55.2% to RUB 3,699 million in 2021 from RUB 2,383 million in 2020. This increase was primarily driven by the implementation of the monetization strategy, including an increase in base listing fees in some of the core regions and the launch of monetization in some of the regions that were not monetized in 2020 as well as the acquisition of N1.

In 2021, we had approximately 2.0 million listings on our platform, compared to approximately 2.1 million in 2020. In 2021, we had an average of approximately 111.8 thousand paying accounts with an average revenue per paying account of RUB 746. In 2020, we had approximately 88.6 thousand paying accounts with an average revenue per paying account of RUB 625.

Lead generation revenue

Our lead generation revenue increased by 34% to RUB 1,332 million in 2021 from RUB 994 million in 2020. We believe that this was primarily driven by higher average revenue per lead to developers.

The following table presents the number of leads generated for our real estate developer customers and the average revenue per lead for the periods indicated:

	2021	2020
Leads to developers(1)(in thousands)	229.2	244.8
Average revenue per lead to developers(2)(in thousands RUB)	5.8	4.0
(1)	The number of paid target calls, lasting 30 seconds or longer, made by home searchers through our platform to real estate developers during a particular period of time.
(2)	Calculated as lead generation revenue in relation to the number of leads (for developers) during the period.

We believe that this growth was driven by our continuous focus on providing attractive offerings to our real estate developer customers as well as a significant increase in Russian real estate development activities in general, which was partly driven by the Russian government’s implementation of the mortgage subsidy scheme in April 2020. We believe that this mortgage subsidy scheme had a strong positive effect on real estate developers’ business and correspondingly their demand for our services.

Display advertising revenue

Our display advertising revenue increased by 31.8% to RUB 601 million in 2021 from RUB 456 million in 2020. This increase was driven primarily by a shift of developers’ advertising budgets from offline advertising channels to online.

Other revenue

Our other revenue increased by 188.5% to RUB 401 million in 2021 from RUB 139 million in 2020. This increase was primarily driven by growth of Mortgage Marketplace revenue boosted by strong market trends and roll-out of the Mortgage Marketplace project supported by our marketing efforts relating thereto as well as the launch of the end-to-end products, including online transaction services and testing of the Home Swap project.

Total operating expenses

Our total operating expenses increased by 94.5% to RUB 8,847 million in 2021 from RUB 4,549 million in 2020, primarily driven by a 129.3% increase in our employee-related expenses due to the increase in our share-based payment expense of RUB 2,549 million in 2021 from RUB 558 million in 2020 resulting from the recognition of a portion of our long-term incentive program awards linked to our initial public offering, which is a non-recurring item, and the corresponding increase in the fair value estimates of these awards as well as other factors as shown below.

Marketing expenses

Our marketing expenses increased by 32.8% to RUB 2,253 million for the year ended December 31, 2021 from RUB 1,697 million for the year ended December 31, 2020. This increase was primarily driven by growth in offline marketing with a focus on TV advertising as part of our marketing support for our regional roll-out strategy.

The following table sets forth a breakdown of our marketing expenses for the periods indicated:

	Year Ended December 31,
	2021	2020

	(in RUB million)
Online marketing	(1,631)	(1,498)
Offline marketing	(556)	(139)
Other marketing expenses	(66)	(60)
Total marketing expenses	(2,253)	(1,697)

Employee-related expenses

Employee-related expenses, which comprises all staff-related expenses, increased by 129.3% to RUB 5,062 million in 2021 from RUB 2,208 million in 2020. This increase was primarily driven by an increase in our share-based payment expense to RUB 2,549 million in 2021 from RUB 558 million in 2020 resulting from the recognition of a portion of our long-term incentive program awards linked to our initial public offering, which is a non-recurring item, and the corresponding increase in the fair value estimates of these awards. The increase was also driven by the growth of wages, salaries and related taxes resulting primarily from growth in headcount due to the roll-out of some of the new initiatives, the acquisition of the N1 Group and hirings in preparation for the IPO.

Our employee personnel headcount increased by 44% to 796 in 2021 from 551 in 2020. In addition, we also engage independent contractors for certain services, including for IT development services, customer services, moderating services and others. We had a total of 338 independent contractors as of December 31, 2021 and 274 independent contractors as of December 31, 2020.

The following table sets forth a breakdown of our employee-related expenses for the periods indicated:

	Year Ended December 31,
	2021	2020

	(in RUB million)
Wages, salaries and related taxes	(2,394)	(1,610)
Share-based payment expense	(2,549)	(558)
Other employee-related expenses	(119)	(40)
Total employee-related expenses	(5,062)	(2,208)

IT expenses

Our IT expenses increased by 99.6% to RUB 527 million in 2021 from RUB 264 million in 2020. This increase was primarily driven by our transition to cloud hosting services, an increase in outsourcing of IT related to the development of new services and expansion of our call tracking as well as the acquisition of the N1 Group.

Depreciation and amortization

Our depreciation and amortization increased by 39.5% to RUB 279 million in 2021 from RUB 200 million in 2020. This increase was primarily driven by the amortization of identifiable intangible assets acquired through the N1 Acquisition, such as customer base, trademarks and software.

Other operating expenses

Other operating expenses increased by 303.3% to RUB 726 million in 2021 from RUB 180 million in 2020, primarily driven by the consulting costs relating to our initial public offering.

Operating loss

As a result of the foregoing, we had an operating loss of RUB 2,814 million in 2021, compared to an operating loss of RUB 577 million in 2020, which amounted to an increase of 387.7%. This increase in loss was primarily driven by an increase in our total operating expenses which, in turn, was mainly driven by an increase in employee-related costs predominantly related to share-based payment expenses and other operating expenses such as expenses related to our initial public offering.

Finance income and finance costs

Finance income increased by 72.7% to RUB 19 million for the year ended December 31, 2021 from RUB 11 million for the year ended December 31, 2020. This increase was primarily due to an increase in free cash available for placement in the bank deposits and the corresponding increase in interest income generated therefrom.

Finance costs decreased by 15.3% to RUB 61 million for the year ended December 31, 2021 from RUB 72 million for the year ended December 31, 2020, primarily due to a partial repayment of loans under the Facility Agreement throughout the year and the corresponding decrease in related finance costs.

Foreign currency exchange gain, net

Foreign currency exchange gain, net, increased to a gain of RUB 53 million for the year ended December 31, 2021 from a loss of RUB 1 million for the year ended December 31, 2020 due to increase in U.S. dollar-denominated cash and cash equivalents as a result of our initial public offering.

Loss before income tax

Loss before income tax increased by 337.7% to RUB 2,797 million for the year ended December 31, 2021 from RUB 639 million for the year ended December 31, 2020, for the reasons outlined above with respect to the various line items comprising loss before income tax.

Income tax expense

Our income tax expense increased to an expense of RUB 60 million for the year ended December 31, 2021 from a benefit of RUB 12 million for the year ended December 31, 2020. This increase was primarily driven by an increase of taxable profit due to growth in taxable revenue, while growth in expenses was primarily related to non-deductible items, such as share-based payments expense and consulting costs relating to our initial public offering.

Total comprehensive loss for the year

Our total comprehensive loss for the year increased by 355.7% to RUB 2,857 million for the year ended December 31, 2021 from RUB 627 million for the year ended December 31, 2020, for the reasons outlined above with respect to the various line items comprising total comprehensive loss for the year.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

A comparison of our results of operations for the years ended December 31, 2020 and 2019 has been omitted from this Annual Report, but may be found under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the prospectus that is part of our Registration Statement on Form F-1 (Registration No. 333-260218) filed with the SEC on October 13, 2021 and effective as of November 4, 2021.

Non-IFRS Measures

To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this Annual Report certain non-IFRS financial measures: Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin for Moscow and the Moscow region and Core Business Adjusted EBITDA Margin for Other regions.

The non-IFRS financial measures presented herein should not be considered in isolation or as an alternative or a substitute to loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin for Moscow and the Moscow region and Core Business Adjusted EBITDA Margin for Other regions have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;
●	they do not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
●	they do not reflect income tax payments that reduce cash available to us;
●	they do not reflect share-based compensation expenses and, therefore, does not include all of our employee-related expenses; and

●	other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

	Year Ended December 31,
	2021	2020	2019

	(RUB in million, unless stated otherwise)
Core Business Adjusted EBITDA:
Core Business Adjusted EBITDA for Moscow and the Moscow region(1)	2,363	1,714	1,498
Core Business Adjusted EBITDA for Other regions(1)	(1,224)	(1,182)	(1,691)
Core Business Adjusted EBITDA(2)	1,139	532	(193)
Mortgage Marketplace Adjusted EBITDA(2)	(482)	(254)	(153)
Valuation and Analytics Adjusted EBITDA(2)	(72)	(119)	(81)
C2C Rental Adjusted EBITDA(2)	(148)	(126)	(65)
End‑to‑End Offerings Adjusted EBITDA(2)	(224)	—	—
Adjusted EBITDA(3)	318	181	(376)
Adjusted EBITDA Margin(4)	5.3%	4.6%	(10.4)%
Core Business Adjusted EBITDA Margin(4)	20.2%	13.9%	(5.4)%
Core Business Adjusted EBITDA Margin for Moscow and the Moscow region(4)	57.6%	57.1%	55.5%
Core Business Adjusted EBITDA Margin for Other regions(4)	(79.6)%	(143.8)%	(198.0)%
(1)	For the purpose of calculating Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions: (i) revenues are attributed to the relevant region based primarily on the location of the relevant property listed; and (ii) costs are directly attributed to the relevant region with respect to which they were incurred, when possible. Due to the integrated structure of our business, certain costs may benefit all our regions. These costs primarily include certain headcount-related expenses, certain marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses, such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to Moscow and the Moscow region and Other regions based on the estimated benefit each region receives from such expenses, using specific allocation drivers representing this benefit.
(2)	Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in the table above are our segment measures of profit or loss and, therefore, are not considered non-IFRS financial measures. The sum of Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA differs from Adjusted EBITDA because Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA include adjustments for lease related amortization and interest, capitalized development costs, and operating expense related to software licenses. For further details on our segmentation, see Note 5 (Segment Information) to our consolidated financial statements for the years ended December 31, 2021, 2020 and December 31, 2019.
(3)	We define Adjusted EBITDA as loss for the period adjusted to exclude income tax expense/ benefit, finance costs, finance income, foreign currency exchange gain/ loss, net, depreciation and amortization, share-based payments under equity-based and cash-settled incentive programs consisting of phantom share options and restricted stock units, IPO-related costs, income from the depositary and goodwill impairment.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We present Adjusted EBITDA in this Annual Report because it is an alternative measure used by the chief operating decision-maker (“CODM”) of the Group, who are the Board of Directors and the Chief Executive Officer, to evaluate the operating performance for the Group. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results.

The sum of Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA differs from Adjusted EBITDA because Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in the table above are our segment measures of profit or loss and, therefore, are not considered non-IFRS financial measures and include adjustments for lease related amortization and interest, capitalized development costs, and operating expense related to software licenses.

The following is a reconciliation of our Adjusted EBITDA to our profit / loss for the period, the most directly comparable IFRS financial measure, for each of the periods indicated:

	Year Ended December 31,
	2021	2020	2019

	(RUB in million)
Loss for the period	(2,857)	(627)	(806)
Income tax expense / (benefit)	60	(12)	(96)
Foreign currency exchange (gain) / loss, net	(53)	1	3
Finance costs, net(i)	42	61	31
Goodwill impairment(ii)	—	—	256
IPO‑related costs(ii)	304	—	—
Income from depositary(iii)	(6)	—	—
Depreciation and amortization	279	200	169
Share‑based payments(iv)	2,549	558	67
Adjusted EBITDA	318	181	(376)
(i)	Comprises finance costs and finance income for the respective periods.
(ii)	Non-recurring items, such as IPO-related costs and goodwill impairment, are evaluated for adjustment as and when they occur.
(iii)	Non-operating items, such as income from depositary are evaluated for adjustment as and when they occur.
(iv)	For the purposes of CODM’s assessment of operating performance, the fair value adjustments related to re-measurement of share-based payments liability are not analyzed.
(4)	We define Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin for Moscow and the Moscow region and Core Business Adjusted EBITDA Margin for Other regions as Adjusted EBITDA, Core Business Adjusted EBITDA and Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions divided by revenue, Core Business revenue, Core Business revenue for Moscow and the Moscow region, and Core Business Adjusted EBITDA for Other regions, respectively.

Key Indicators of Operating and Financial Performance

In addition to operational and financial measures determined in accordance with IFRS, we make use of the following performance indicators and other business metrics in evaluating our past results and future prospects.

	Year Ended December 31,
	2021*	2020	2019
Average UMV(1) (in millions)	19.5	16.5	13.4
Listings(2) (in millions)	2.0	2.1	1.9
Thereof: Moscow and the Moscow region	0.3	0.4	0.4
Thereof: Other regions	1.7	1.8	1.5
Average daily revenue per listing(3) (in RUB)	5.1	3.1	3.5
Thereof: Moscow and the Moscow region	22.6	13.8	13.6
Thereof: Other regions	1.9	0.8	1.1
Leads to agents and individual sellers(4) (in millions)	9.2	8.0	6.9
Paying accounts(5) (in thousands)	111.8	88.6	96.7
Thereof: Moscow and the Moscow region	56.2	54.9	58.1
Thereof: Other regions	51.9	36.2	42.9
Average revenue per paying account(6) (in RUB)	746	625	629
Thereof: Moscow and the Moscow region	1,213	885	877
Thereof: Other regions	490	292	327
Leads to developers(7) (in thousands)	229.2	244.8	179.6
Average revenue per lead to developers(8) (in RUB)	5,804	4,046	3,470
*	Data as of and for the year ended December 31, 2021 includes the N1 Group from the date of the N1 Acquisition, unless stated otherwise.
(1)	The average number of users and customers visiting our platform (websites and mobile applications) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020 and 2019, Average UMV is calculated based on Google Analytics data; for 2021, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding the N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex. Metrica data.

We calculate UMV using cookies and count the first time a computer or mobile device with a unique IP address accesses our platform during a month. If an individual accesses our platform using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor.

(2)	The daily average number of real estate listings posted on our platform by agents and individual sellers for a particular period.
(3)	Calculated as listing revenue divided (i) by the total number of listings for the corresponding period and (ii) by the number of days during the period.
(4)	The number of times our users clicked to “show” a customer’s phone number on our platform or sent chat messages to agents or property sellers through our platform in a month, calculated as a monthly average for a particular period.
(5)	The number of registered accounts, which were debited at least once during a month for placing a paid listing on our platform or purchasing any value-added services, calculated as a monthly average for a particular period.

We calculate the number of paying accounts to include both individual accounts and master accounts, but excluding subordinated accounts, which can be created under one master account by the real estate agencies for their individual agents as part of our virtual agency offering. For further descriptions of individual accounts, master accounts and subordinated accounts, see “Business—Core Classifieds Business—Products and Services We Offer to Customers.”

(6)	Calculated as listing revenue in the secondary residential and commercial real estate verticals divided (i) by the number of paying accounts for the corresponding period and (ii) by the number of months during the period.
(7)	The number of paid target calls, lasting 30 seconds or longer, made through our platform by home searchers to real estate developers, for a particular period.
(8)	Calculated as lead generation revenue for a period divided by the number of leads (to developers) during such period. Due to rounding, numbers may vary slightly from the numbers presented in our consolidated financial statements included elsewhere in this Annual Report.

All key performance indicators contained in this Annual Report, as of and for the periods prior to 2021, exclude the N1 Group data, unless stated otherwise.

Selected Segment Information

Our reporting segments comprise Core Business, Mortgage Marketplace, Valuation and Analytics, C2C Rental (discontinued in 2021) and End-to-End Offerings, and they are presented in a manner consistent with the internal reporting provided to the CODM.

The following tables set forth our revenue and Adjusted EBITDA breakdown per segment for the periods indicated.

	Year Ended December 31, 2021
			Valuation
	Core	Mortgage	and		End‑to‑End
	Business	Marketplace	Analytics	C2C Rental	Offering(1)		Total

	(in RUB millions)
Revenue
Listing revenue	3,699	—	—	—	—		3,699
Lead generation revenue	1,329	3	—	—	—		1,332
Display advertising revenue	596	5	—	—	—		601
Other revenue	17	287	45	3	49		401
Total revenue.	5,641	295	45	3	49	(2)	6,033
Adjusted EBITDA	1,139	(482)	(72)	(148)	(224)
(1)	We commenced our operations as part of the End-to-End Offerings segment in the first half of 2021.
(2)	Total revenue comprised (i) net revenues of RUB 13 million derived from fees charged to our customers and users for services that enable online execution of real estate transactions and (ii) gross revenues of RUB 36 million derived from our Home Swap service reflecting the full sales price of the properties sold, before deduction of the purchase cost of properties sold amounting to RUB 33 million.

	Year Ended December 31, 2020
			Valuation
	Core	Mortgage	and		End‑to‑End
	Business	Marketplace	Analytics	C2C Rental	Offering (1)	Total

	(in RUB millions)
Revenue
Listing revenue	2,383	—	—	—	—	2,383
Lead generation revenue	991	3	—	—	—	994
Display advertising revenue	439	17	—	—	—	456
Other revenue	9	90	39	1	—	139
Total revenue.	3,822	110	39	1	—	3,972
Adjusted EBITDA	532	(254)	(119)	(126)	—
(1)	We commenced our operations as part of the End-to-End Offerings segment in the first half of 2021.

	Year Ended December 31, 2019
			Valuation
	Core	Mortgage	and		End‑to‑End
	Business	Marketplace	Analytics	C2C Rental	Offering (1)	Total

	(in RUB millions)
Revenue
Listing revenue	2,481	—	—	—	—	2,481
Lead generation revenue	622	1	—	—	—	623
Display advertising revenue	440	12	—	—	—	452
Other revenue	12	21	18	—	—	51
Total revenue.	3,555	34	18	—	—	3,607
Adjusted EBITDA	(193)	(153)	(81)	(65)	—

(1)	We commenced our operations as part of the End-to-End Offerings segment in the first half of 2021.

The following table sets forth our Core Business revenue by region.

	Year Ended December 31,
	2021	2020	2019

	(RUB in million)
Core Business revenue: Moscow and the Moscow region	4,104	3,000	2,701
Core Business revenue: Other regions	1,537	822	854
Core Business revenue	5,641	3,822	3,555

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Our Core Business Adjusted EBITDA increased to RUB 1,139 million in 2021 from a RUB 532 million in 2020. This increase was driven primarily by revenue growth of the Core Business segment, including the growth in listing, lead generation and display advertising revenue that outpaced the growth of Core Business operating expenses.

Our Mortgage Marketplace Adjusted EBITDA increased to a negative RUB 482 million in 2021 from a negative RUB 254 million in 2020, which was primarily driven by our investments in marketing associated with the promotion and development of the Mortgage Marketplace project and was partially offset by growth in revenue generated by the Mortgage Marketplace platform.

Our Valuation and Analytics Adjusted EBITDA decreased to a negative RUB 72 million in 2021 from a negative RUB 119 million in 2020, which was primarily driven by revenue growth underpinned by streamlining of employee-related expenses.

Our C2C Rental Adjusted EBITDA increased to a negative RUB 148 million in 2021 from a negative RUB 126 million in 2020, which primarily resulted from an increase in IT and consulting expenses related to the segment. The C2C Rental project was terminated in December 2021.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

A comparison of our selected segment information for the years ended December 31, 2020 and 2019 has been omitted from this Annual Report, but may be found under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the prospectus that is part of our Registration Statement on Form F-1 (Registration No. 333-260218) filed with the SEC on October 13, 2021 and effective as of November 4, 2021.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Prior to our initial public offering, our principal sources of liquidity had been financial support from our shareholders as well as debt facilities. Our principal needs for liquidity are operating expenses, capital expenditures and acquisitions. Our long-term capital needs generally result from our need to fund our growth strategy. Our ability to generate cash from our operations depends on future operating performance, which is dependent to some extent on general economic, financial, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in “Item 3. Key Information—D. Risk Factors.”

Our cash and cash equivalents were RUB 2,419 million, RUB 449 million and RUB 148 million as of December 31, 2021, 2020 and 2019, respectively. Our cash and cash equivalents primarily consist of cash in the bank and on hand and short-term deposits. Short-term deposits are made for varying periods of between one day and three months, depending on our immediate cash requirements, and earn interest at the respective market short-term deposit rates.

Working capital position

Our working capital mainly comprises trade and other receivables, cash, trade payables as well as advances paid and prepaid expenses and, historically, short-term borrowings. As of December 31, 2021, our current assets totaled RUB 3,230 million while our current liabilities totaled RUB 1,420 million, resulting in working capital of RUB 1,810 million, including RUB 425 in contract liabilities. As of December 31, 2020, our current assets totaled RUB 711 million while current liabilities totaled RUB 1,501 million, resulting in a negative working capital of RUB 790 million, including RUB 332 million in contract liabilities. Our working capital as of December 31, 2020 was affected by a technical breach of a maintenance covenant under the Facility Agreement that was outstanding at the time, which resulted in the non-current portion of our borrowings under the Facility Agreement being reclassified into a current portion as of December 31, 2020. In December 2021 we fully repaid all outstanding indebtedness under the Facility Agreement. For further details see “—Credit Facilities.”

Due to the inherent nature of our business, a significant portion of our customers pay upfront for our products and services, and such upfront payments are recorded as liabilities. We expect that contract liabilities will continue to be significant and thus negative working capital will be maintained in the future periods. As of December 31, 2021 our working capital was positive, as the amount of contract liabilities was offset by the cash and cash equivalents balance resulting from the proceeds of our initial public offering.

We believe that our current cash and cash equivalents and our operating cash flows will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 months following the date of this Annual Report.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2021	2020	2019

	(RUB in million)
Net cash (used in)/ generated from operating activities	(2,064)	230	(361)
Net cash used in investing activities	(1,817)	(109)	(130)
Net cash generated from financing activities	5,754	182	539
Cash and cash equivalents at the end of the period	2,419	449	148

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Net cash generated from (used in) operating activities

Our cash flow from operating activities is primarily generated from cash received from our customers, payments for operating expenses, finance income and finance costs and changes in working capital. We typically use our cash flows generated from operating activities to provide working capital for current and future operations.

Net cash used in operating activities was RUB 2,064 million for the year ended December 31, 2021, compared to net cash generated from operating activities of RUB 230 million for the year ended December 31, 2020, resulting in an overall change of RUB 2,294 million. The change was primarily a result of payments made to settle liabilities under the phantom share program (PSP) that were exercised in connection with our initial public offering.

Net cash used in investing activities

Our investing activities primarily consist of the purchase of property and equipment and intangible assets, such as office equipment, computer software and development costs.

Net cash used in investing activities increased to RUB 1,817 million for the year ended December 31, 2021 from RUB 109 million for the year ended December 31, 2020, primarily due to the payment of RUB 1,651 million (net of cash acquired) in connection with the N1 Acquisition.

Net cash generated from financing activities

Our financing activities primarily consist of receipt or repayment of borrowings and proceeds from the issuance of ordinary shares.

Net cash generated from financing activities increased to RUB 5,754 million for the year ended December 31, 2021 from RUB 182 million for the year ended December 31, 2020, primarily due to proceeds from our initial public offering.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

A comparison of our cash flows for the years ended December 31, 2020 and 2019 has been omitted from this Annual Report, but may be found under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the prospectus that is part of our Registration Statement on Form F-1 (Registration No. 333-260218) filed with the SEC on October 13, 2021 and effective as of November 4, 2021.

Capital Expenditures

Our capital expenditures for the year ended December 31, 2021 were RUB 141 million, of which RUB 89 million was attributable to purchases of intangible assets, and RUB 52 million was attributable to purchases of property and equipment. Our capital expenditures for the year ended December 31, 2020 were RUB 111 million, of which RUB 21 million was attributable to purchases of property and equipment, RUB 43 million was attributable to capitalized development costs and RUB 47 million was attributable to purchases of intangible assets. Our capital expenditures for the year ended December 31, 2019 were RUB 128 million, of which RUB 24 million was attributable to purchases of property and equipment, RUB 22 million was attributable to capitalized development costs, and RUB 82 million was attributable to purchases of intangible assets. Our capital expenditures mainly include the purchase of property, plant and equipment as well as certain intangible assets.

Credit Facilities

On July 31, 2019, our wholly-owned subsidiary, iRealtor LLC, entered into a syndicated credit facility agreement (the “Facility Agreement”) with Raiffeisenbank as the Original Lender, the Facility Agent, and the Pledge Manager, and Rosbank as the Original Lender for the total amount of up to RUB 800 million, split into two tranches of up to RUB 500 million (“Tranche 1”) and up to RUB 300 million (“Tranche 2”).

In December 2021 all amounts outstanding under the Facility Agreement were fully repaid.

Contractual Obligations and Commitments

As of December 31, 2021, we had no material contractual obligations and other commitments except for the lease liabilities of RUB 91 million with the maturity of 1 to 3 years.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Product Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property and Security.”

D.	Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2021 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements, which are included elsewhere in this Annual Report, comprise our audited consolidated financial statements as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021, including the related notes (the “Consolidated Financial Statements”). We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 (Significant Accounting Policies) and Note 3 (Significant Accounting Judgements, Estimates and Assumptions) to our Consolidated Financial Statements. The following critical accounting discussion pertains to the accounting policies, judgments, estimates and assumptions that management believes are most critical to the portrayal of our historical financial condition and results of operations. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies. For additional information, see Note 2 to our Consolidated Financial Statements.

Basis of Consolidation

Control is achieved when we are exposed, or have rights, to variable returns from involvement with the investee and have the ability to affect those returns through our power over the investee. Specifically, we control an investee if, and only if, we have: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power to affect its returns.

We reassess whether or not we control an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Consolidation of a subsidiary begins when we obtain control over the subsidiary and ceases when we lose control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date we gain control until the date we cease to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with our accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to the transactions between members of the Group are eliminated in full on consolidation.

If we lose control over a subsidiary, we derecognize the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

Foreign Currencies

Our Consolidated Financial Statements are presented in Rubles, which is also the Company’s functional currency. For each entity, we determine the functional currency and items included in the financial statements of each entity, which are measured using that functional currency. The functional currency of all of our subsidiaries is the ruble.

Transactions in foreign currencies are initially recorded by our subsidiaries in their functional currency at exchange rates prevailing at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at exchange rates prevailing at the reporting date. Differences arising on settlement or translation of monetary items are recognized within “Foreign currency exchange gain / (loss), net,” in the consolidated statement of profit or loss and other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The ruble is not a fully convertible currency outside Russia. Within the Russian Federation, official exchange rates are determined by the Central Bank of the Russian Federation.

Useful lives of Intangible Assets

The estimation of the useful lives of intangible assets acquired through business combinations or generated internally is a matter of judgment based on the experience with similar assets. The future economic benefits embodied in the assets are consumed principally through their use. However, other factors related to the economic environment and market situation often result in the diminution of the economic benefits embodied in the assets. Our management assesses the remaining useful lives in accordance with the current market conditions of the assets and the estimated period during which the assets are expected to earn benefits for the Group.

Compliance with Tax Legislation

The taxation system in the Russian Federation continues to evolve and is characterized by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years. However, under certain circumstances a tax year may remain open longer.

This may potentially impact our tax position and create additional tax risks. This legislation and its application is still evolving and the impact of legislative changes should be considered based on the actual circumstances. Our management believes that it has adequately provided for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the tax authorities and courts, especially due to the reform of the supreme courts that are resolving tax disputes, could differ, and the effect on our consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and board members as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Maksim Melnikov	45	Chief Executive Officer and Director
Mikhail Lukyanov	34	Chief Financial and Strategy Officer

Board Members
Maksim Melnikov	45	Chief Executive Officer, Director
Dmitri Krukov	52	Chairperson of the Board
Mikhail Zhukov	54	Director
Dmitry Antipov	42	Director
Simon Baker	55	Director
Douglas Gardner	59	Director

Unless otherwise indicated, the current business addresses for our executive officers and the members of our board of directors is at Anna Maria Lena Court, Flat 201, 64 Agiou Georgiou Makri, Larnaca, 6037 Cyprus. Our principal executive office is located at Elektrozavodskaya Ulitsa, 27, Building 8 Moscow, 107023, Russia.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Maksim Melnikov has served as our Chief Executive Officer since February 2014. Mr. Melnikov served on the board of HeadHunter Group PLC, an online recruitment platform in Russia and the CIS region, since May 2019. From 2010 to 2014, Mr. Melnikov served as Chief Executive Officer and director for Media3 Holding, a large print and digital media holding company focused on selling print media businesses and investing in online media ventures. Mr. Melnikov received a Master in Finance with honors from the Finance Academy under the Government of the Russian Federation, where he focused on banking, securities and public markets. Mr. Melnikov later received a Master of Business Administration from Stanford Graduate School of Business at Stanford University.

Mikhail Lukyanov has served as our key operating subsidiary’s Chief Financial and Strategy Officer since May 2015. Prior to joining us in March 2014, Mr. Lukyanov served as an investment manager in Media 3 LLC. Mr. Lukyanov holds a Masters in Finance from Financial University under the Government of the Russian Federation. Mr. Lukyanov is responsible, among other things, for development of our strategy, our accounting and financial reporting processes.

Board Members

The following is a brief summary of the business experience of our board members.

Dmitri Krukov is the founder and a senior partner at Elbrus Capital, a Russia and CIS-focused private equity business. Currently, Mr. Krukov is a director on the boards for the HeadHunter Group PLC, an online recruitment platform in Russia and the CIS region, and DS Russia Management GmbH, a logistics company. Previously, Mr. Krukov was a managing director in investment banking and finance at Renaissance Capital from 2002 to 2007, and a Vice President in the mergers, acquisitions and restructuring department at Morgan Stanley from 1996 to 2002. Mr. Krukov received a Master of Science in Applied Mathematics from Lomonosov Moscow State University and received a certificate from the Harvard Business School Executive Education program on Making Corporate Boards More Effective. Mr. Krukov also attended the MBA program at the Stanford Graduate School of Business from 1994 to 1995.

Mikhail Zhukov has served as chief executive officer of HeadHunter Group PLC (an associate of Elbrus Capital, one of the Company’s significant shareholders) since February 2008 and as a member of its board of directors since May 2019. Prior to joining HeadHunter Group PLC, Mr. Zhukov worked for a variety of different Russian IT companies. Mr. Zhukov launched the insource IT company (IT-SK) at Sibur in 2007 and launched the Network Integration Division at IBS (a major Russian systems integrator) in 1994. He holds a Masters in Engineering from Moscow Aviation Institute (National Research University) and a diploma in Economics from Plekhanov Russian Academy of Economics. Mr. Zhukov also holds a certificate for the Program for Executive Development from IMD in Lausanne, Switzerland.

Dmitry Antipov is a partner at Elbrus Capital, a Russia and CIS-focused private equity business. Prior to joining Elbrus Capital in 2013, Mr. Antipov was an investment director at Baring Vostok Capital Partners, where he served as an investment manager from 2008 to 2010 and an investment director from 2010 to 2013. From 2004 to 2005, he was a senior manager in the Investment Department at VTB Bank. Before VTB Bank, Mr. Antipov held various positions in corporate finance at Deloitte & Touche and Ernst & Young. Mr. Antipov received a Ph.D. in Economics from Moscow State University in 2004 and an MBA from Stanford Graduate School of Business in 2007.

Simon Baker is the founder and Executive Chairman of CAV Investment Group, a private fund investing in a range of global internet-based businesses. He is also the Chairman of PropTech Group Limited and has served as a board member of several listed companies, including REA Group Limited, iProperty Group Limited, Mitula Group Limited and Genesis Growth Tech Acquisition Corp. Mr. Baker previously served as the Chief Executive Officer and Managing Director of the REA Group Limited, a digital advertising company that operates Australia’s leading property platforms, as well as real estate platforms in Europe, Asia and the United States. Mr. Baker received a Bachelor of Science in Computer Science from Monash University and an MBA from Melbourne Business School.

Douglas Gardner is the founder and Managing Director of CAIGAN Capital, an advisory and director services firm. He currently serves as a board member and the Chairman of Audit & Finance Committee of Kaspi.kz and a board member of MTS Bank, a subsidiary of Mobile TeleSystems PJSC, and has served as a board member of several listed companies, including Chelpipe Group. Mr. Gardner was previously elected as the Managing Partner of Ernst & Young, Russia & CIS and has also served as the Head of Financial Services and Managing Partner for Central Asia at Arthur Andersen. Mr. Gardner received a Bachelor of Business Administration in Accounting and International Business from the University of Oklahoma.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Director Appointments

Pursuant to its appointment rights set forth in our articles of association, Elbrus Capital has designated the Chairman of our board of directors and appointed five members of our board of directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.” Specifically, Elbrus Capital has designated Dmitri Krukov as Chairman of our board of directors and has appointed each of Dmitri Krukov, Mikhail Zhukov and Dmitry Antipov as members of our board of directors.

B.	Compensation

Executive Officer and Board Member Compensation

Prior to our initial public offering, the compensation for each of our executive officers comprised the following elements: base salary, bonuses, and grants under our pre-initial public offering equity-based incentive program consisting of phantom share options (the “Phantom Share Program”). In connection with our initial public offering, we discontinued the Phantom Share Program and adopted a new long-term incentive plan (the “2021 Plan”). For further details, see “—Long-Term Incentive Plans”). Accordingly, as of our initial public offering, the compensation for each of our executive officers comprises base salary, bonuses and grants under the 2021 Plan.

The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2021 was RUB 1,619 million, including RUB 46 million of short-term employee benefits and RUB 1,573 million of share-based payment expense. We do not currently maintain any bonus or profit-sharing plan for the benefit of our executive officers; however, certain of our executive officers are eligible to receive annual bonuses (including in the form of grants of restricted stock units under the 2021 Plan) pursuant to the terms of their employment agreements and, from time to time, our employees may participate in incentive programs related to performance of specific business units (including in the form of grants of restricted stock units under the 2021 Plan).

Executive Officer and Board Member Employment Agreements

Each of our executive officers currently has an employment agreement for an indefinite period of time, with the exception of our CEO, who has an agreement for a term of three years. These agreements each contain customary provisions regarding confidentiality of information and assignment of inventions. The agreement with our CEO contains a noncompetition clause.

Furthermore, we have entered into indemnification agreements with our board members and executive officers. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements.”

Long-Term Incentive Plans

Phantom Share Program

Prior to our initial public offering we had a long-term incentive program for certain senior employees, which provided for cash payments based on the value of our ordinary shares. We refer to an award with respect to one ordinary share as a “phantom share”. Phantom shares typically vest over a four- or five-year period following the grant date, subject to the participant’s continued employment through each vesting date. The program provided that its participants are entitled to a cash payment with respect to their phantom shares upon occurrence of certain liquidity events, such as our initial public offering. The amount of the cash payment in respect of a vested phantom share is determined based on the increase in our ordinary share price between the grant date and the time of payment. As a condition of receiving an allocation of phantom shares, participants were required to agree to restrictions on competitive activity, solicitation of our employees, and use of our confidential information, which apply at all times during the participant’s employment and for two years thereafter.

In connection with our initial public offering, we amended the terms of the long-term incentive program, such that the employees could choose to receive payment for vested phantom shares in cash or in ordinary shares upon the completion of the offering, at which time the Phantom Share Program was terminated. Accordingly, our CEO, who held 1,635,794 vested phantom shares at the time of our initial public offering, received a cash settlement payment of $21.6 million (based on an average share price of $16 per ADS) upon completion of our initial public offering. Our CFO, who held 297,165 vested phantom shares at the time of our initial public offering, received a cash settlement payment of $0.8 million (based on an average share price of $16 per ADS) and 200,741 ADSs upon completion of our initial public offering.

The share-based awards provided in Note 18 of our audited consolidated financial statements for the years ended December 31, 2021 and 2020 include all share-based awards granted. Since some of those grants were downsized upon termination of employment agreements, the number of share-based awards differs from the actual granted and vested amounts outlined above.

2021 Restricted Stock Units Plan

In connection with our initial public offering, we adopted a new long-term incentive plan (the “2021 Restricted Stock Units Plan” or the “2021 Plan”) to help align the interests of our management, employees and directors with those of our shareholders. In accordance with the 2021 Plan, we may grant the restricted stock units (the “RSU”) or other share-based awards. The 2021 Plan is scheduled to expire on December 31, 2031, although previously granted awards not exercised by the expiration date will be forfeited in accordance with their terms. The material terms of the 2021 Plan are summarized below.

Plan administration. The 2021 Plan will be administered by our compensation governance and nominating committee, including determination of terms and conditions of all RSUs, approval of amendments to any RSU in accordance with the 2021 Plan, amendment and repeal of administrative rules, guidelines and practices relating to the 2021 Plan.

Available pool. We may grant the RSUs or other share-based awards under the 2021 Plan for up to a maximum number of ordinary shares equal to 6.5% of the aggregate number of our ordinary shares issued and outstanding (by number) as of the date of adoption of the 2021 Plan. Each RSU carries the right to receive one share upon satisfaction of the applicable vesting conditions. Subject to certain conditions, awards in the form of RSUs or any other share-based awards issued under the 2021 Plan shall reduce the available pool by one share for each granted RSU.

Eligibility. We may grant RSUs to our employees, officers, directors and our contractors. The administrator of the 2021 Plan shall select recipients of the RSUs (the “Participants”). Members of the board are eligible to receive the RSUs under the 2021 Plan subject to stockholders approval to the extent, if any, such approval is required by the applicable law or the our articles of association.

Terms and conditions; Vesting schedule. The administrator of the 2021 Plan shall determine the terms of all RSUs and shall furnish to each Participant the award agreement (the “Award Agreement”) setting forth the terms applicable to the Participant’s RSU. Awards under the 2021 Plan generally vest in four equal installments over a four-year period, with 1/4 vesting on the first anniversary of the grant and an additional 1/4 vesting each calendar year thereafter. RSUs that have not become vested as of the date of termination of the Participant’s employment or service, shall be forfeited upon such termination.

Delivery of shares. As the RSUs vest, the Participant will receive ordinary shares free of all restrictions under the 2021 Plan.

Adjustment of awards. In the event of any stock split or combination of shares (including a reverse stock split), reorganization, recapitalization, merger, exchange of stock, redemption, repurchase, consolidation, other change in the capital structure of the Company, sale of assets or other similar event which requires adjustment in the good faith determination of the board of directors or the administrator of the 2021 Plan in order to avoid the enlargement or dilution of rights thereunder, the administrator of the 2021 Plan shall make adjustments to the maximum number ordinary shares that may be delivered under the 2021 Plan and also make such changes in the number and kind of shares of stock, securities or other property (including cash) covered by outstanding RSUs, and the terms thereof, as the board of directors or the administrator of the 2021 Plan determines to be appropriate.

Change of control. The administrator of the 2021 Plan may, in its sole and absolute discretion, at any time as long as any of the RSU under the 2021 Plan remain outstanding, amend the 2021 Plan and any respective Award Agreements to implement provisions regarding a change of control over the Company as may be reasonably necessary to grant Participants reasonable protection from any materially adverse changes which may result from the change of control over the Company.

No assignment; Transferability of awards. Except for any transfer of RSU resulting from the laws of descent and distribution upon the death or incapacity of the Participant, no RSU granted under the 2021 Plan may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, nor may a Participant enter into any derivative agreement or other similar hedging arrangement relating to any RSU without prior written consent of the Company.

Forfeiture and claw-back provisions. In the event that (i) the Company’s financial results are materially restated or (ii) there is a significant adverse legal finding by a court or regulator against the Company in which any Participant is found to have culpability, the administrator of the 2021 Plan may review the circumstances surrounding the restatement or adverse legal finding and determine whether to (a) cancel any outstanding RSU granted to any Participant, in whole or in part, whether or not vested and/or (b) require any Participant to repay to the Company any gain realized or value received upon the receipt of any RSU during the Lookback Period (as defined below) determined by the administrator of the 2021 Plan to have been inappropriately received by the Participant (with such gain or value received valued as of the date of receipt). The Lookback Period is defined as the five (5) completed fiscal years immediately preceding the date on which the Company files such restatement or the date of the adverse legal finding.

Amendment and termination. The 2021 Plan provides that the board of directors or the compensation governance and nominating committee, as applicable, may amend, modify or terminate the 2021 Plan at any time and from time to time; provided that, no amendment, suspension or termination of the 2021 Plan shall, without the consent of the holder, materially and adversely affect any rights or obligations under any award theretofore granted or awarded, unless the award itself otherwise expressly so provides or such action is to comply with the requirements of any applicable claw-back policy or applicable law.

RSUs Granted Under the 2021 Plan

The following current and former executive officers and directors of the Company held RSUs as of December 31, 2021:

Participant	Total Number of RSUs		Grant Date
Executive Officers
Maksim Melnikov	485,527		December 10, 2021
Mikhail Lukyanov	47,653		December 10, 2021

Board Members
Maksim Melnikov	6,250		November 5, 2021
Dmitri Krukov	6,250		November 5, 2021
Dmitry Antipov	6,250		November 5, 2021
Simon Baker	27,258		November 5, 2021
Douglas Gardner	6,250		November 5, 2021
Gilles Blanchard (former director)	6,250	(1)	November 5, 2021
Chloe Harford (former director)	8,125	(2)	November 5, 2021

(1)Of which 1,563 had vested as at the date of his resignation.

(2)Of which 2,031 had vested as at the date of her resignation.

Insurance and Indemnification

Our articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted. In addition we have entered into indemnification agreements with our board members and executive officers which provide for indemnification of this type. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements.”

Insofar as the Securities Act permits executive officers, board members and our controlling persons (pursuant to the foregoing provisions) to be indemnified with respect to liabilities arising under the Securities Act, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C.	Board Practices

Board Members

Until and including the date that falls one year after the effective date of our registration statement relating to our initial public offering (such effective date being November 4, 2021), our board will comprise at least seven directors (including at least three independent directors), but not more than nine directors (including at least three independent directors). Following such date, unless and until otherwise determined by the Company in a general meeting, our board will comprise nine directors (including at least three independent directors). See “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.”

Following their election by the board of directors or appointment (as the case may be), each board member may serve for an indefinite term, provided that at each annual general meeting, any director (other than a director that Elbrus Capital is entitled to appoint and, until the Rights Expiry Date, Maksim Melnikov as director) then in office for whom it is the fourth annual general meeting following (i) his or her initial appointment by the board of directors or (ii) his or her last re-election by the annual general meeting (as the case may be), shall retire from office, but shall be eligible for re-appointment. If Maksim Melnikov is a director at the time of the fourth Annual General Meeting following the Rights Expiry Date, he shall retire from office as director, but shall be eligible for re-appointment.

Our board members do not have a retirement age requirement under our articles of association.

On March 8, 2022, Chloe Harford tendered her resignation as a member of our board of directors as a result of the geopolitical developments relating to the Russian military operation in Ukraine. Prior to her departure, Ms. Harford had served as a member of each of the following committees of our board of directors: the audit committee; the compensation, governance and nominating committee; and a strategy committee. With the departure of Ms. Harford, our board of directors comprises six members as of the date of this Annual Report, with Ms. Harford’s former seat remaining vacant. Pursuant to Regulation 111 of our articles of association, our board has the power at any time, and from time to time, to nominate and appoint any person to be a director to fill a vacancy, with such director to hold office only until the next following annual general meeting of our shareholders and become eligible for re-election then. Our board has not yet nominated and appointed a new director to fill the vacancy. Nevertheless, the board is permitted, pursuant to Regulation 119 of our articles of association, to continue to act notwithstanding the vacancy so long as its number is not reduced below the number fixed by or pursuant to the articles of association as the necessary quorum of directors, with the necessary quorum for transaction of the business of the board being at least half of the total number of directors, or four members.

On April 12, 2022, Gilles Blanchard tendered his resignation as a member of our board of directors as a result of the geopolitical developments relating to the Russian military operation in Ukraine. Prior to his departure, Mr. Blanchard had served as a member of each of the following committees of our board of directors: the audit committee and the compensation, governance and nominating committee. To fill the vacancy created by Mr. Blanchard’s departure, on April 1, 2022, the board of directors appointed Mikhail Zhukov as a director of the Company. With Mr. Zhuhov’s appointment, our board of directors remains at six members as of the date of this Annual Report, with Ms. Harford’s former seat remaining vacant.

Corporate Governance

The Cyprus Securities and Exchange Commission has issued corporate governance guidelines pursuant to Public Offer and Prospectus Law of 2005, together with certain related disclosure requirements pursuant to Transparency Requirements Law of 2007 (the “Prospectus Law”). The proposed regulations are recommended as “best practices” for issuers to follow. As we will not be listed in a “regulated market” in accordance with the Prospectus Law, such guidelines will not apply to us.

Board Committee Composition

The board has established an audit committee; a compensation, governance and nominating committee; and a strategy committee. Under our articles of association, for as long as Elbrus Capital holds the power to appoint at least one director, the director(s) appointed by it shall have the right to appoint, remove and substitute one of their number as a member of any one committee other than the audit committee.

Audit Committee

The audit committee, which consists of Douglas Gardner, Simon Baker and Dmitry Antipov, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Douglas Gardner serves as Chairperson of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Douglas Gardner is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Douglas Gardner and Simon Baker satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. In naming Dmitry Antipov as a member of the Audit Committee, the Board has relied upon the phase-in exemption from such independence requirements in accordance with Rule 10A-3(b)(1)(iv)(A)(2) under the Exchange Act, which provides that a minority of the members of the listed issuer’s audit committee may be exempt from the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3 for one year from the date of effectiveness of the registration statement covering an initial public offering of securities listed by the issuer. The audit committee is governed by a charter that complies with NYSE rules.

The audit committee is responsible for:

●	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;
●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
●	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;
●	reviewing and discussing with the board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;
●	reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and
●	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee meets as often as one or more members of the audit committee deem necessary, but in any event meets at least four times per year. The audit committee meets at least once per year with our independent accountant, without our executive officers being present.

Compensation, Governance and Nominating Committee

The compensation, governance and nominating committee assists the board in: (i) determining executive officer compensation, (ii) developing our corporate governance principles and (iii) identifying individuals qualified to become members of our board consistent with criteria established by our board. The committee is composed of Dmitry Antipov, Maksim Melnikov and Mikhail Zhukov, with Dmitry Antipov serving as Chairperson. The committee also recommends to the board for determination the compensation of each of our executive officers.

Under SEC and the NYSE rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. As a foreign private issuer, we are permitted to, and intend to follow home country practice in lieu of the above requirements.

The compensation, governance and nominating committee is responsible for:

●	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;
●	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;
●	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;
●	determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;
●	periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning;
●	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us;
●	drawing up selection criteria and appointment procedures for board members;
●	reviewing and evaluating the composition, function and duties of our board;
●	recommending nominees for selection to our board and its corresponding committees;
●	making recommendations to the board as to determinations of board member independence;
●	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;
●	overseeing and recommending, for adoption by the general meeting of shareholders the compensation for our board members; and
●	developing and recommending to the board our rules governing the board and code of business conduct and ethics and reviewing and reassessing the adequacy of such rules governing the board and Code of Business Conduct and recommending any proposed changes to the board.

Strategy Committee

The strategy committee assists our board in overseeing our strategic initiatives. The committee consists solely of Simon Baker, who serves as Chairperson.

The strategy committee is responsible for:

●	reviewing and making recommendations on the Group’s long-term strategic goals and objectives;
●	reviewing business strategies and strategic development plans;
●	reviewing and making recommendations on material strategic transactions, including major financing and investment proposals;
●	meeting with management periodically to monitor and advise on the Group’s strategic goals;
●	advising the Group’s management on potential strategic initiatives, business strategies and goals; and
●	discussing and making recommendations to the Board on the implementation of the Group’s strategy and any other matters relating to the strategic planning.

Duties of Board Members and Conflicts of Interest

Under Cyprus law, our directors each owe fiduciary duties at common law, including a duty to act honestly, in good faith and in what the director believes are the best interests of our Company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the Company acting in a manner that contravenes our amended and restated memorandum and articles of association or Cyprus law.

A director who is in any way, directly or indirectly, interested in a contract or proposed contract with us must declare the nature of his or her interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement will not have the right to vote (and shall not be counted in the quorum).

D.	Employees

Our management believes that a superior user experience can only be created with an engaged and motivated workforce. For our business model to work, we believe that we must retain and attract talented people who can drive the platform and continue to refine, improve and develop our offerings. Hence, we strive to hire the best top-level management talent as well as talented software developers, sales, marketing, content, financial and administrative staff. It is important for us to be a workplace where employees are satisfied, motivated and want to stay, and where talented people are attracted to join. In line with our corporate culture focused on productivity and further development, we offer certain performance-based bonuses to certain employees, such as sales teams and certain members of the management, including in the form of grants of RSUs under our 2021 Restricted Stock Units Plan.

As of December 31, 2021, 2020 and 2019, we had a total of 796, 551 and 469 employees, respectively. The table below sets out the number of employees by category:

	As of December 31,
	2021(1)	2020	2019
Department
Commercial	218	165	150
Finance	45	26	22
General administration	33	28	33
Human resources	29	22	16
Information Technology	334	219	189
Legal	5	2	1
Marketing	54	26	19
Product	78	63	39
Total	796	551	469
(1)	Including the N1 Group and JSC Finansovaya Platforma.

As of December 31, 2021, women comprised 45% of our total employee headcount. In addition, we also engage independent contractors for certain services, including for IT development services, customer services, moderating services and others. As of December 31, 2021, we had a total of 338 independent contractors.

As required by Russian laws and regulations, we contribute to mandatory employee social benefits plans, including pension and unemployment insurance.

We typically enter into employment agreements, which include confidentiality clauses, with our employees.

E.	Share Ownership

Information regarding the ownership of our ordinary shares by our directors and executive officers is set forth in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Beneficial Ownership

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 14, 2022 and as adjusted to reflect the sale of the ADSs in this offering by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our executive officers and our directors; and
●	all of our executive officers and our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “—B. Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 14, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.

The percentage of shares beneficially owned is based on 69,871,511 ordinary shares outstanding as of February 14, 2022. Ordinary shares that a person has the right to acquire within 60 days of such date are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group. Unless otherwise indicated below, the address for each beneficial owner listed is 64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201, 6037, Larnaca, Cyprus.

	Number of	Percent of
Name of beneficial owner	Ordinary Shares	Ordinary Shares
5% or Greater Shareholders
Elbrus Capital Funds(1)	31,526,388	45.1%
Entities affiliated with The Goldman Sachs Group, Inc.(2)	7,083,174	10.1%
MPOC Technologies Ltd(3)	5,558,292	8.0%
Executive Officers and Board Members
Maksim Melnikov	4,318,805	6.2%
Mikhail Lukyanov	200,741	<1%
Dmitry Antipov	—	—
Dmitri Krukov	—	—
Simon Baker(4)	19,133	<1%
Douglas Gardner	—	—
Mikhail Zhukov	—	—
All executive officers and board members as a group (seven persons)	4,538,679	6.5%
(1)	Based on information reported on a Schedule 13G filed on February 14, 2022. Includes 13,807,496 ordinary shares directly held by Ronder Investments Limited, an investment vehicle associated with Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P.; 13,263,436 ordinary shares directly held by Speedtime Trading Limited, an investment vehicle associated with Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P.; and 4,455,456 ordinary shares directly held by Onlypiece Trading Limited, an investment vehicle associated with Elbrus Capital Fund III A.S.C.SP (together with Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P., the “Elbrus Capital Funds”). Elbrus Capital General Partner II Limited is the general partner of Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P. Evert Brunekreef and Daniel Thomas Rewalt are the directors of Elbrus Capital General Partner II Limited. Mr. Brunekreef and Mr. Rewalt disclaim beneficial ownership of the investments held by Elbrus Capital General Partner II Limited. Elbrus Capital Fund III GP S.à r.l. is acting as the general partner of Elbrus Capital Fund III A.S.C.SP. Elmira Askerova, Horiana Secara and Riccardo Zorzetto are the directors of Elbrus Capital Fund III GP S.à r.l. Each of Ms. Askerova, Ms. Secara and Mr. Zorzetto disclaim beneficial ownership of the investments held by Elbrus Capital Fund III GP S.à r.l. The Senior Partners of the Elbrus Capital Funds are Dmitri Krukov, Alexander Savin and Rob Thielen. Each of Mr. Krukov, Mr. Savin and Mr. Thielen disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address for Ronder Investments Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. The address for Speedtime Trading Limited is 6 Ioanni Stylianou, Floor: 2nd, flat/ office 202, Nicosia, 2003, Cyprus. The address for Onlypiece Trading Limited is Katalanou 1, 1st floor, flat/office 101, Aglantzia 2121, Nicosia, Cyprus. The registered office address for Elbrus Capital Fund IIB L.P. is One Nexus Way, Camana Bay, Grand Cayman, KY1 9005, Cayman Islands. The registered office address for Elbrus Capital Fund II L.P is One Nexus Way, Camana Bay, Grand Cayman, KY1 9005, Cayman Islands. The registered office address for Elbrus Capital Fund III A.S.C.SP is 412F, route d’Esch, L 2086 Luxembourg.
(2)	Based on information reported on a Schedule 13G filed on February 14, 2022. Includes 6,205,289 ordinary shares directly held by ELQ Investors II Ltd as the holder of record. Affiliates of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC are the ultimate parent undertaking, general partner or investment manager of each of the record holders of the 7,083,174 ordinary shares reported. As a result, each of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC may be deemed to share beneficial ownership of those ordinary shares. The registered office address for ELQ Investors II Ltd is Plumtree Court, 25 Shoe Lane, London, United Kingdom, EC4A 4AU. The address of each of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC is 200 West Street, New York, NY 10282.

(3)	Based on information reported on a Schedule 13G filed on February 14, 2022. MPOC Technologies Ltd is an investment vehicle associated with our founder Dmitry Demin. MPOC Technologies Ltd is controlled by Dmitry Demin, who may be deemed to have beneficial ownership of the shares held by MPOC Technologies Ltd. The address for MPOC Technologies Ltd. is Vistra Tortola, British Virgin Islands.
(4)	Represents 19,133 ordinary shares issuable upon the vesting of RSUs that have been granted and will vest within 60 days of the date of this Annual Report.

Difference in Voting Rights

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

Securities Held in the Host Country

As of December 31, 2021, 69,871,511 ordinary shares of the Company were issued and outstanding, of which 19,515,276, or 27.9%, were held by one registered holder in the United States, BNY Nominees Limited in its capacity as nominee of the custodian under our ADS program.

Arrangements for Change in Control

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2021 with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

Relationship with Shareholders

Arrangements with HeadHunter, an associate of Elbrus Capital

We place our advertising with, among other sources, the website operated by HeadHunter LLC (“HeadHunter”). Headhunter is an associate of Elbrus Capital, one of our significant shareholders. Furthermore, Maksim Melnikov, our Chief Executive Officer and member of our board of directors, serves as a non-executive director of Headhunter and Dmitri Krukov, the Chairperson of our board of directors, serves as chairperson of Headhunter’s board of directors. In addition, we also use HeadHunter’s informational, consulting and other services available on its website. For the years ended December 31, 2021, 2020 and 2019, our purchases from HeadHunter totaled RUB 4 million, RUB 3 million and RUB 4 million, respectively. Our relations with HeadHunter are governed by two framework service agreements, which have indefinite duration and may be terminated by each party by prior written notice.

Advisory Compensation

Mikhail Zhukov, the Chief Executive Officer of HeadHunter, provided us with advisory services in connection with our initial public offering. As compensation for such services, we will issue to Mr. Zhukov 11,706 shares. The agreement under which Mr. Zhukov provided us with such advisory services has been terminated.

Investment Agreement

On December 31, 2020, we entered into an investment agreement with certain of our shareholders, Onlypiece Trading Limited, Stonebridge 2020 Offshore Holdings II, L.P., Stonebridge 2020 L.P., ELQ Investors II Ltd and Otaga Limited (together, the “Investors”). According to the terms of the investment agreement, in consideration for the issuance of 281 ordinary shares (5,566,900 ordinary shares after the share split) in favor of the Investors, the Investors paid to us the subscription price by way of set-off against principal amount of the loan provided earlier in accordance with the investment agreement. The principal amount of the loan totaled RUB 2,265 million and was utilized primarily for financing of the N1 Acquisition.

Registration Rights Agreement

On November 4, 2021, we entered into a registration rights agreement with certain of our shareholders (the “Registration Rights Agreement”). The Registration Rights Agreement provides such shareholders certain registration rights relating to our ordinary shares held by them and any ADSs issued with respect to them, subject to customary restrictions and exceptions. Under the Registration Rights Agreement, the shareholders have certain demand registration rights and piggyback registration rights exercisable following the expiration of any related lock-up period, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, will be borne by us.

Coordination Agreement

In connection with our initial public offering, on November 4, 2021, certain of our shareholders entered into a coordination agreement (the “Coordination Agreement”). Among other things, the Coordination Agreement, for a period of three years following the consummation of the offering: (i) establishes a procedure for the parties to follow prior to initiating any registered offering pursuant to the Registration Rights Agreement so as to coordinate on the timing and size of any such offer, (ii) establishes a special shareholder coordination committee for this purpose and (iii) provides for certain tag-along rights with respect to the registration and sale of our ordinary shares and any ADSs issued with respect to them.

Agreements with Board Members and Executive Officers

Employment Agreements

For a description of our agreements with our board members and executive officers, please see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Officer and Board Member Employment Agreements.”

Financial Platform JSC

As part of our strategic efforts to develop and enhance our Mortgage Marketplace product, we are currently in the process of seeking to obtain the status of a financial platform operator, which we expect would grant us access to certain standardized customer information on government-run electronic systems and databases, thereby streamlining the customer identification and documentation processes for mortgage applications. Such status, however, is subject to certain requirements and restrictions, with which we currently may not fully comply due to the offshore element of our ownership structure. In order to facilitate our access rights to the financial platform operator status, our shareholder, director and Chief Executive Officer, Maksim Melnikov, has agreed to establish a company, Financial Platform JSC, which has applied for such financial platform operator status. Accordingly, we, through our subsidiaries, have entered into a number of arrangements with Financial Platform JSC, including the following:

●	On July 15, 2021, our subsidiary iRealtor LLC entered into a lease agreement with Financial Platform JSC, under which iRealtor agreed to sub-lease approximate 80 square meters of office space to Financial Platform JSC for its operations pursuant to arm’s length terms.
●	On August 2, 2021, our subsidiary N1 Technologies LLC entered into a service agreement with Financial Platform JSC, pursuant to which this subsidiary would supply technical support services and IP objects (including software) licenses to Financial Platform JSC.

●	On August 6, 2021, our subsidiary MLSN LLC entered into a loan agreement with Financial Platform JSC, for a credit line for a total amount of RUB 20 million bearing an interest rate of 6.5% (the “MLSN Loan”). On October 11, 2021, our subsidiary Mimons Investments Limited, issued a loan to Financial Platform JSC in the amount of RUB 25 million for the purposes of refinancing the MLSN Loan (the “Mimons Loan”). The outstanding principal amount under the MLSN Loan at the repayment date was RUB 16 million. Financial Platform JSC repaid the outstanding amount of RUB 16 million under the MLSN Loan on October 13, 2021. The Mimons Loan was forgiven pursuant to the agreement between the parties on October 13, 2021.
●	On December 16, 2021, our subsidiary iRealtor LLC entered into a share purchase agreement with Financial Platform JSC for the acquisition of 9% of its share capital for consideration equal to the nominal value of such share capital, amounting to RUB 9,000.
●	In order to secure its rights and obligations as the shareholder of Financial Platform JSC, on December 16, 2021, our subsidiary iRealtor LLC entered into a shareholders’ agreement with Maksim Melnikov, as primary shareholder of Financial Platform JSC, providing for, among other things:
o	the nomination of the chief executive officer of Financial Platform JSC by iRealtor LLC;
o

the veto power of iRealtor as to the vast majority of matters reserved to the unanimous resolution of shareholders’ meeting of Financial Platform JSC (e.g., liquidation, reorganization, change of capital, change of statutory documents, all transactions with a value of higher than RUB 30 million, and any financing, security, IP-related transactions regardless of value);

o

the absence of any board of directors, thereby ensuring that the only governing body of Financial Platform JSC is the general meeting of its shareholders, consisting of Maksim Melnikov and iRealtor LLC, effectively subjecting the decision-making process to the limits prescribed by the Group’s corporate governance principles and policies (including the charter of Financial Platform JSC and the shareholders’ agreements) and a right of iRealtor LLC to require the establishment of a board of directors and correspondingly appoint a majority of director thereof;

o	an obligation of iRealtor LLC to provide contribution to the capital of Financial Platform JSC unilaterally when required (by non-proportional contribution to the assets of Financial Platform JSC);
o

unconditional option rights of iRealtor LLC to acquire at any time all or part of the remaining shares in the share capital of Financial Platform JSC held by Maksim Melnikov for the period of 30 years (subject to compliance with the procedure prescribed by the shareholders’ agreement and applicable laws, including, in particular, the Financial Platform Law); and

o	a restriction on Maxim Melnikov from freely disposing or encumbering his shares in Financial Platform JSC for the period of 10 years without prior consent of iRealtor LLC.
●	On December 17, 2021, our subsidiary iRealtor LLC entered into an agreement with Financial Platform JSC, pursuant to which iRealtor LLC contributed assets in the amount of RUB 140 million to Financial Platform JSC to finance its operating activities.
●	On February 11, 2022 our subsidiary iRealtor LLC entered into a service agreement with Financial Platform JSC, pursuant to which iRealtor LLC would supply administrative, accounting and legal services to Financial Platform JSC.

Rights of Certain Principal Shareholders to Nominate and Appoint Directors

For a description of the rights of Elbrus Capital and Maksim Melnikov with respect to the nomination and appointment of our directors, please see “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors—Appointment of Directors.”

Indemnification Agreements

We have entered into indemnification agreements with our board members and executive officers. Our articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Insurance and Indemnification” for a description of these indemnification agreements.

Related Party Transaction Policy

We have adopted a written related person transaction policy, which sets forth the policies and procedures for the review and approval, or ratification of, related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds a certain threshold and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Other Related Party Transactions

For additional information on related party transactions, see Note 21 (Related parties) to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2021, contained in this Annual Report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements

See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.

Legal Proceedings

We are not currently involved in any material litigation or regulatory actions, the outcome of which would, in our management’s judgment, have a material adverse effect on our financial condition or results of operations, nor are we aware of any such material litigation or regulatory actions threatened against us.

Dividends and Dividend Policy

We have not declared or paid cash dividends on our ordinary shares in recent years. In the medium term, we intend to retain all available liquidity sources and future earnings, if any, to fund the development and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend on various factors, including our strategy, results of operations, financial condition, cash flow, working capital requirements, our capital expenditures, applicable provisions of our articles of association, restrictions that may be imposed by applicable law or our credit facilities, and other factors deemed relevant by our board of directors.

Further, we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares.

B.	Significant Changes

Changes Resulting From the Russian Military Operation in Ukraine

On February 24, 2022, Russian military forces commenced a special military operation in Ukraine and the length, prolonged impact and outcome of this ongoing military operation remains highly unpredictable. In response to the military operation in Ukraine, the United States, the United Kingdom, the European Union governments and other countries, have imposed unprecedented sanctions and export-control measures. The imposed sanctions have targeted large parts of the Russian’s economy. Given the vast scope of the recent sanctions and other measures, such as corporate boycotts as well the constantly evolving market environment, it is hard to predict the full impact of such sanctions or the measures taken by the Russian government in response to such sanctions on the Russian economy or certain sectors thereof.

For example, in response to accelerating inflation and depreciation of the ruble, on February 28, 2022, the Central Bank of the Russian Federation (CBR) increased its key interest rate from to 9.5% to 20.0%, which was further decreased to 17.0% on April 8, 2022 and to 14.0% on April 29, 2022. Due to these monetary policy changes and the anticipated decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity. Lower money supply and higher funding costs may cause banks to cut their lending programs and decrease exposure limits and become significantly more risk averse. We expect the sharp rise in interest rates caused by the CBR’s key interest rate hike to have a materially negative impact on the Russian mortgage market. All major Russian banks have increased mortgage rates since January 2022 and, in some cases, have announced plans to significantly curtail or altogether suspend mortgage operations for the foreseeable future. Decreased availability of mortgage loans and high interest rates will directly impact the volume of mortgage deals on the market.

A high level of inflation could lead to market instability, reductions in consumer purchasing power and an erosion of consumer confidence. This may adversely affect the Russian real estate market, as reduced disposable income and purchasing power is likely to have an adverse effect on consumers’ ability or willingness to invest in new housing or real estate.

Although neither the Company nor any of its subsidiaries is subject to any sanctions announced to-date, the impact of these and further developments on the future operations and financial position of the Group may be significant, but at this stage is difficult to determine. Current and future risks to the Group include, among others, the deterioration of the Russian economy, the risk of reduced or blocked access to capital markets and ability to obtain financing, and the risk of restrictions on the usage of certain software.

As of the date of this Annual Report, Cian’s management believes that the ability of the Group to conduct business has not been inhibited and we continue to operate our business in accordance with the circumstances that arise. The Company has a strong balance sheet, with a significant cash balance and no debt. All of these factors should allow the Company to maintain financial flexibility even in the case of a significant economic downturn. Management believes, based on the current operating plan, that existing cash and cash equivalents combined with the negative working capital innate to our business model will allow the Company to meet anticipated cash needs for working capital, capital expenditures and general and administrative expenses in 2022. However, we cannot guarantee that the current geopolitical situation, conflict surrounding Russia and Ukraine and the resulting economic developments in Russia will not adversely affect our operations and financial results in the future. Given all of the above we are currently not in a position to provide guidance for the full year 2022.

On February 28, 2022, Nasdaq and the New York Stock Exchange imposed a suspension of trading in securities of a number of companies with operations in Russia, including Cian, which suspension currently remains in place.

There is no assurance that the ability of U.S. persons to acquire and trade in our securities will not be restricted.

We will continue to closely monitor all developments in the key markets where we operate and analyze recently introduced and potential additional sanctions in order to be able to react to the changing environment accordingly and to make every effort to ensure we minimize any negative impact on our business and secure the safety of our partners, users and employees, while continuing to support the uninterrupted operation of our services.

Announced Changes to Management and Board of Directors

On April 25, 2022, the Company announced that Mr. Dmitriy Grigoriev, the Chief Product Officer of the Company and a member of the Cian management team since 2017, will assume the position of the Chief Executive Officer effective May 30, 2022, taking over the responsibilities of Mr. Maxim Melnikov, who has served in this capacity since 2014. Mr. Melnikov will continue to serve as a member of the Board in addition to assuming a role as advisor to Mr. Grigoriev. Furthermore, Mr. Melnikov will be appointed Executive Chairperson of the Board of Directors of Cian plc. In this position, Mr. Melnikov will continue to be closely engaged in the management of the Company, concentrating primarily on Cian’s long-term strategy including expansion of the core classifieds business as well as development of the end-to-end platform, mergers, acquisitions and strategic partnerships as well as the organizational development of the Company.

Mr. Grigoriev has long played a vital role at Cian, in particular, its product development function. Prior to his current position as the Chief Product Officer, Mr. Grigoriev has served as Product Lead in Cian. Mr. Grigoriev has over 15 years of commercial and product managing experience in the classifieds space with over 7 years of experience in real estate classifieds. Before joining Cian, Mr. Grigoriev worked as a CTO at fl.ru, a leading service for remote work search in Russia for 6 years and launched different start up projects in Russia and the United States. Mr. Grigoriev graduated from National Research University of Electronic Technology (MIET) in 2010 with a degree in microdevices and technical cybernetics, computers, complexes, systems and networks.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, commenced trading on the NYSE and MOEX on November 5, 2021 under the symbol “CIAN”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are incorporated in Cyprus as a public limited company under the name “Cian PLC” (previously, Solaredge Holdings Limited), registration number 371331, and our affairs are governed by the provisions of our articles of association, the Cyprus Companies Law and related legislation, and the common law of Cyprus. Our registered office is located at 64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201, 6037, Larnaca, Cyprus. Our objects are set forth in full in our memorandum of association, and pursuant to Regulation 3 of our articles of association we may enter into, adopt or carry into effect and take over or continue (with such modifications, if any, as the contracting parties shall agree and the board of directors shall approve), any agreement or business or work reached or carried on (as the case might be) prior to incorporation, as the Company may decide.

The following is a summary of certain provisions of our articles of association and Cyprus law insofar as they relate to the material terms of our ordinary shares. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our articles of association, included as Exhibit 1.1 to this Form 20-F, and Cyprus law.

General

There are no limitations on the rights to own our ordinary shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares under Cyprus Law or our articles of association.

Voting Rights

Holders of our ordinary shares are entitled to one vote per share.

Every shareholder will have:

●	one vote on a show of hands; and
●	one vote for every ordinary share such shareholder holds on a poll.

Notwithstanding the foregoing, if a general meeting is proposed:

●	(i) for the amendment of our articles of association in relation to the procedure and rights to appoint and remove any director that Elbrus Capital is entitled to appoint and remove or (ii) for consideration of any resolution that would directly or indirectly affect the rights of Elbrus Capital to appoint and remove the directors it is entitled to appoint and remove, the shares held by Elbrus Capital will, if Elbrus Capital votes against such resolutions, confer on it in total the same number of votes as the shares held by all other shareholders who have voted in favour of such resolutions; and

●	for the amendment of our articles of association in relation to the procedure and rights to appoint and remove Maksim Melnikov as director or (ii) for consideration of any resolution that would directly or indirectly affect the rights of Maksim Melnikov (or of any trusts or nominees acting on his behalf) to appoint and remove Maksim Melnikov as director, the shares held by Maksim Melnikov (or, if applicable, such trust(s) or nominee(s)) will, if Maksim Melnikov (or, if applicable, such trust(s) or nominee(s)) votes against such resolutions and until the Rights Expiry Date only, confer in total the same number of votes as the shares held by all other shareholders who have voted in favour of such resolutions.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairman of such meeting;
●	at least three shareholders having the right to vote at the meeting present in person or by proxy;
●	one or more shareholders representing in aggregate at least 10% of the total voting rights of all shareholders having a right to vote at such meeting present in person or by proxy; or
●	one or more shareholders, present in person or by proxy, holding shares conferring a right to vote at such meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10) of the total sum paid up on all the shares conferring that right.

Each shareholder is entitled to attend general meetings, to address the meeting and, subject to all calls and other amounts payable by such shareholder in respect of its shares having been paid, to exercise any voting rights such shareholder may have.

A corporate shareholder may, by resolution of its directors or other governing body, authorize a person to act as its representative at general meetings and that person may exercise the same powers as the corporate shareholder could exercise if it were an individual shareholder. No shareholder is entitled to vote at any general meeting unless all calls and other amounts payable by such shareholder in respect of shares have been fully paid.

Shareholders may attend meetings in person or be represented by proxy authorized in writing.

The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing, or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorized. A proxy does not need to be a shareholder.

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, shall be deposited at our registered office or at such other place within Cyprus as is specified for that purpose in the notice convening the meeting at any time before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote, or, in the case of a poll, at any time before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid.

We have not provided for cumulative voting for the election of directors.

Commissions

Our articles of association allow for our directors to approve the payment of commissions in accordance with section 52 of the Companies Law, in connection with the sale of shares in the Company.

Dividends

We may only pay out dividends of the profits as shown in our adopted annual IFRS accounts. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our articles of association.

Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year, and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and our articles of association.

Pre-emptive Rights

Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption to subscribe for any new shares to be issued by us and/or other securities giving the right to purchase our shares, or which are convertible into our shares in cash, in proportion to the aggregate number of such shares and/or securities of such shareholder, except that there are no obligatory pre-emption rights with respect to shares issued for non-cash consideration.

Under our articles of association, we have to notify all shareholders in writing of the number of ordinary shares and/or other securities, giving the right to purchase our shares or which are convertible into our shares, which the shareholders are entitled to acquire and the time period within which the offer, if not accepted, shall be deemed to have been rejected.

Each shareholder will have not less than 14 business days following dispatch of the notice of the offer to notify us of its desire to exercise its pre-emption right on the same terms and conditions proposed in the notice. If all the shareholders do not fully exercise all their pre-emption rights, the board of directors, provided that such authority has been granted by the general meeting, may decide to offer and sell the remaining shares to third parties on terms not more favorable than those indicated in the notice.

Shareholders’ pre-emption rights may be waived by a resolution of the general meeting adopted by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented, and a simple majority when at least half of the issued share capital is represented. In connection with such waiver, the board of directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price. A copy of the said resolution of the general meeting must be delivered to the Registrar of Companies in Cyprus and be published in the Official Gazette of the Republic of Cyprus.

Our shareholders have authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of our initial public offering (such date of completion being November 9, 2021) in connection with the issue of all newly issued ordinary shares, including, to the extent relevant, any ordinary shares issued in the form of ADSs.

Variation of Rights

Under the Cyprus Companies Law and our articles of association, generally any change to the amount of our share capital, the division of our share capital into additional classes, or any change to the rights attached to any class of shares must be approved by a separate vote of each class of shares affected by the change. Variation of class rights requires approval by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented. Members voting against the variation of that class, who between them hold or represent 15% of the issued shares of that class, may apply to the court to set aside the variation.

Alteration of Capital

The following alterations to our share capital may be effected by approval of a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital, if less than half of the issued share capital is represented, and by simple majority when at least half of the issued share capital is represented at a general meeting of our shareholders:

●	an increase in our authorized share capital;
●	the consolidation and division of any or all of our shares into shares representing a greater proportion of our share capital each;

●	the subdivision of all or part of our shares; and
●	the cancellation of any shares that have not been taken by any person at the date of the passing of the resolution.

We may also, by special resolution of a general meeting of shareholders, reduce our share capital, any capital redemption reserve account or any share premium account. Following the adoption of a special resolution for the reduction of capital, a company must apply to the Cypriot court for ratification of such special resolution. The Cypriot court shall take into account the position of the creditors of the company in deciding whether to ratify the resolution. Once the court ratifies the resolution, the court order, together with the special resolution, are filed with the Cyprus Registrar of Companies.

Issuance of Shares

Our articles of association provide for a possibility to issue multiple classes of shares and the share capital of the Company may be divided into multiple classes of shares. The general meeting may, pursuant to our articles of association and in accordance with the Cyprus Companies Law, grant authority to the board of directors to issue and allot new shares out of the authorized but unissued share capital of the Company for a period of a maximum of five years subject to any pre-emption rights in our articles of association. Such power may be renewed one or more times by the general meeting for a maximum of five years each time. Our shareholders have for a period of five years authorized our board of directors to issue and allot 65 million shares out of our authorized but unissued share capital.

Buyback of Shares

The Company may, subject to certain statutory requirements, terms and conditions, buyback shares in its issued share capital not exceeding 10% in nominal value of the entire issued share capital of the Company. The relevant provisions regarding the buyback of shares under the Cyprus Companies Law are vague and unclear in some respects, and their practical implication is unclear and could prevent a buyback. As relevant provisions are broadly drafted, there is a strong argument that the Cyprus Companies Law only applies to companies the shares of which are listed on the Cyprus Stock Exchange, noting that if the shares are not listed on the Cyprus Stock Exchange, there are considerable gaps relating to, for example, what the maximum buyback price is and what is the maximum percentage of shares that can be bought back. The Cyprus Companies Law provides that a company can purchase its own shares, provided that it is permitted to do so via its articles of association and via the passing of a special resolution, which gives authority to the board of directors to proceed with a buyback. The authority granted to the directors can have a maximum duration of 12 months from the date the decision on the buyback is taken and should also set the terms and method of acquisition, including the proposed maximum number of shares to be acquired, the minimum and maximum price and the maximum duration of holding of the shares. The maximum duration of the period over which the company can hold the shares cannot exceed two years, and a buyback cannot be carried out unless it is done using realized and non-distributed profits, which would have been available for distribution as dividends. As the Cyprus Companies Law is currently drafted, these relevant provisions only apply to shares and do not clearly apply to ADSs and, therefore, there is a strong argument that the Company cannot buy back the ADSs.

Resolutions

The Cyprus Companies Law names three types of resolutions that may be submitted to a shareholder vote: ordinary resolutions, extraordinary resolutions and special resolutions.

There is no definition in the Cyprus Companies Law of an ordinary resolution. An ordinary resolution must be approved by a majority vote of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 14-days advance notice of such meeting to shareholders.

The Cyprus Companies Law defines extraordinary resolutions and special resolutions. An extraordinary resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy. The meeting requires an advance notice of at least 14 days and such notice must specify the intention to propose the resolution as an extraordinary resolution. A special resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 21 days’ advance notice of such meeting to shareholders.

A special resolution is required, among other things, to amend our articles of association, to change the name of the company, to reduce company’s share capital and to amend the objectives of the company.

Certain resolutions, such as a resolution waiving pre-emption rights in respect of a new issue of shares for a cash consideration or a resolution altering the company’s share capital, require a majority of two-thirds of the votes, corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented. Alternatively, they require a simple majority of the votes when at least half of the issued share capital is represented.

The Cyprus Companies Law provides for the approval of certain matters requiring the 75% vote of our shareholders, including, but not limited to, the following matters:

●	amendments to the memorandum of association (such resolution also requires confirmation by the court);
●	changes to the company’s name;
●	amendments to the company’s articles of association;
●	the purchase of the company’s own shares; and
●	the reduction of the company’s capital (such resolution also requires confirmation by the court).

Meetings of Shareholders

We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting. Under the Cyprus Companies Law, extraordinary general meetings can also be convened by the request of shareholders holding at the date of the deposit of the requisition at least 10% of such of the paid in capital of the company as of the date of the deposit carries the right of voting at general meetings of the company.

Annual general meetings and meetings where a special resolution will be proposed can be convened by the board of directors by issuing a notice in writing specifying the matters to be discussed at least 21 days prior to the meeting. All other general meetings may be convened by the board by issuing a written notice at least 14 days prior to the meeting. Meetings may be called by shorter notice and shall be deemed to have been duly called if it is so agreed:

●	in the case of an annual general meeting, by all the shareholders entitled to attend and vote; and
●	in the case of any other meeting, by shareholders representing a majority in number of the shareholders entitled to attend and vote at the meeting and that hold at least 95% in nominal value of the shares entitled to vote at the meeting.

Pursuant to our articles of association, we may give notice to a shareholder either personally or by sending it by post or email to the intended recipient or to such shareholder’s registered address. Where a notice is sent by post, service of the notice shall be deemed effected provided that it has been properly mailed, addressed, and posted, at the expiration of twenty-four (24) hours after the same is posted. Where a notice is sent by electronic mail, service of the notice shall be deemed to be effected as soon as it is sent, provided there is no notification of non-receipt.

We may give notice to the joint shareholders of a share by giving the notice to the joint shareholder first named in the register of members in respect of the share. We may give notice to the persons entitled to a share in consequence of the death or bankruptcy of a shareholder by sending it through the post in a prepaid letter addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like descriptions, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

Notice of every general meeting shall be given in any manner described above to:

●	Elbrus Capital only, in the case of a general meeting convened for the consideration of the appointment or removal of a director appointed by Elbrus Capital;
●	Maksim Melnikov (or one or more trusts or nominees acting on his behalf) only, in the case of a general meeting convened prior to the Rights Expiry Date for the consideration of the appointment or removal of Maksim Melnikov as director;
●	every shareholder except those shareholders who have not supplied us a registered address for the giving of notices to them;
●	every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a shareholder, but for his death or bankruptcy would be entitled to receive notice of the meeting; and
●	our auditor (only in the case of annual general meetings).

No other person shall be entitled to receive notices of general meetings.

The quorum for a general meeting will consist of at least two shareholders, present in person or by proxy holding in aggregate at least one-third of our issued shares, provided that, if the general meeting is called for the consideration of the appointment or removal of a director appointed by Elbrus Capital or of Maksim Melnikov as director, only the presence of Elbrus Capital or Maksim Melnikov (or one or more trusts or nominees acting on his behalf), respectively, is required for such general meeting to be quorate. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders or called for the consideration of the appointment or removal of a director appointed by Elbrus Capital or, until the Rights Expiry Date, of Maksim Melnikov as director, shall be dissolved; in any other case it will stand adjourned to the same day of the next week, at the same time and place or on such other day and at such other time and place as the board of directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present in person or by proxy and entitled to vote, shall constitute a quorum.

Subject to the provisions of the Cyprus Companies Law and in accordance with our articles of association, a resolution in writing signed (or approved by letter or email) by all the shareholders entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.

Inspection of Books and Records

Under the Cyprus Companies Law and our articles of association, our directors are required to cause accounting books to be properly maintained with respect to:

●	all sums of money received and expended by us and the matters in respect of which the receipt and expenditure takes place;
●	all sales and purchases of goods by us; and
●	our assets and liabilities.

Proper books shall not be deemed to be kept if there are not kept such books of account as are adequate to give a true and fair view of our affairs and to explain our transactions.

No shareholder (other than a shareholder who is also a director) will have any right of inspecting any of our accounts or books or documents except as conferred by statute or authorized by the directors or by our shareholders in general meeting.

According to Cyprus Companies Law, every company shall keep at its registered office a register of directors and secretary, a register of its members, a register of debentures and a register of charges and mortgages. These registers shall, except when these are duly closed, be open to the inspection of any shareholder without any charge during business hours (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, so that not less than two hours in each day are allowed for inspection).

The books containing the minutes of proceedings of any general meeting of a company shall be kept at the registered office of the company, and shall during business hours be open to the inspection of any shareholder without charge (subject to such reasonable restrictions as the company may by its articles of association or in general meeting impose, so that not less than two hours in each day are allowed for inspection).

Furthermore, any shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, a copy of every balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report on the balance sheet.

Winding Up

If the Company is wound up, the liquidator may, with the sanction of a special resolution and any other sanction required by the Cyprus Companies Law, divide amongst its shareholders in specie or kind the whole or any part of the assets of the Company (whether they consist of property of the same kind or not) and may for such purpose set such value as it deems reasonable upon any property to be divided as aforesaid and may determine how such division will be carried out as between the shareholders or different classes of shareholders.

Board of Directors

Appointment of the Chairman

For as long as Elbrus Capital holds at least 7% of our issued shares, the director(s) appointed by it shall have the right to appoint the chairman of the board of directors. In circumstances where Elbrus Capital holds less than 7% of our issued shares, the board of directors shall elect the chairman.

Appointment of Directors

Our articles of association provide that, unless and until otherwise determined by the Company in General Meeting, until and including the date that falls one year after the effective date of our registration statement relating to our initial public offering (such effective date being November 4, 2021), the number of directors will be at least seven (including at least three independent directors) but not more than nine (including at least three independent directors). Following such date, unless and until otherwise determined by the Company in General Meeting, the number of directors shall be nine (including at least three independent directors).

For as long as Elbrus Capital holds:

●	at least 30% of our issued shares, it shall have the right to nominate, appoint, remove and substitute five directors;
●	less than 30% but at least 20% of our issued shares, it shall have the right to nominate, appoint, remove and substitute four directors;
●	less than 20% but at least 15% of our issued shares, it shall have the right to nominate, appoint, remove and substitute three directors;
●	less than 15% but at least 10% of our issued shares, it shall have the right to nominate, appoint, remove and substitute two directors;

●	less than 10% but at least 5% of our issued shares, it shall have the right to nominate, appoint, remove and substitute one director.

Until the date that falls five years after the effective date of our registration statement relating to our initial public offering (the “Rights Expiry Date”), for as long as Maksim Melnikov holds (whether directly or through one or more trusts or nominees acting on his behalf) at least one of our issued shares, he (or, if applicable, such trust(s) or nominee(s)) shall have the right to nominate, appoint and remove Maksim Melnikov (and only Maksim Melnikov) as a director. If Maksim Melnikov is a director as at the Rights Expiry Date, he may continue as a director until he retires as director (see “—Retirement of Directors”), or he resigns from, is removed as, or is disqualified from, acting as a director.

Subject to the foregoing, our board of directors shall have power at any time to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but the total number of directors shall not at any time exceed the number fixed in accordance with our articles of association. Any director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election. The directors may act notwithstanding any vacancy, but, if and so long as their number is reduced below the number fixed by our articles of association as the necessary quorum for a board meeting, the directors may act for the purpose of appointing directors so as to reach that number (except with respect to vacancies relating any director that Elbrus Capital may be entitled to appoint or, until the Rights Expiry Date, to Maksim Melnikov as director), or of summoning a general meeting, but for no other purpose

The shareholding qualification for directors may be determined by the Company in General Meeting; unless and until so determined, no qualification is required.

Retirement of Directors

At each annual general meeting, any director (other than a director that Elbrus Capital is entitled to appoint and, until the Rights Expiry Date, Maksim Melnikov as director) then in office for whom it is the fourth annual general meeting following (i) his initial appointment by the board of directors or (ii) his last re-election by the annual general meeting (as the case may be), shall retire from office, but shall be eligible for re-appointment. If Maksim Melnikov is a director at the time of the fourth Annual General Meeting following the Rights Expiry Date, he shall retire from office as director, but shall be eligible for re-appointment.

Removal of Directors

Under Cyprus law, notwithstanding any provision in our articles of association, a director may be removed by an ordinary resolution of the general shareholders’ meeting, which must be convened with at least 28 days’ notice (although special quorum and voting arrangements apply to general meetings concerning the removal of any director that Elbrus Capital is entitled to appoint or, until the Rights Expiry Date, of Maksim Melnikov as director, see “—Ordinary Shares—Voting Rights” and “—Meetings of Shareholders”). The Company may, by ordinary resolution, of which special notice has been given in accordance with section 136 of the Cyprus Companies Law, remove any director before the expiration of his period of office notwithstanding anything in the articles of association or in any agreement between the Company and such director. Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service between him and the Company. The office of any of the directors shall be vacated or shall be precluded from being elected if the relevant person becomes, among other things, (a) bankrupt or makes any arrangements or composition with his or her creditors generally, or (b) permanently incapable or performing his or her duties due to mental or physical illness or due to his or her death.

Powers of the Board of Directors

Our board of directors has been granted authority to manage our business affairs and may exercise all such powers of the company as are not, by law or by our articles of association, required to be exercised by the company in general meeting.

Proceedings of the Board of Directors

Our board of directors may meet, adjourn, and otherwise regulate its meetings as it thinks fit, and questions arising at any meeting shall be decided by a simple majority of votes present at the meeting. Any director may, and the secretary at the request of a director shall, at any time, summon a meeting of the board. It shall be necessary to give at least ninety-six hours’ notice of a meeting of the board to each director. A meeting may be held by telephone or other means whereby all persons present may at the same time heard and be heard by everybody else present, and persons who participate in this way shall be considered present at the meeting. In such case, the meeting shall be deemed to be held where the secretary of the meeting is located. A majority of board and committee meetings shall take place in Cyprus where the management and control of the Company shall remain.

The quorum necessary for the transaction of the business by our board of directors shall be determined by the board of directors and in case it is not so determined, then at least half the total number of directors attending a meeting in person or by an alternate shall form a quorum.

A resolution at a duly constituted meeting of our board of directors is approved by a simple majority of votes of all the directors, unless a higher majority is required on a particular matter. The chairman has a second or casting vote in case of a tie. According to our articles of association, a resolution in writing will be as valid as if it had been passed at a meeting of our board of directors when it has been signed (or approved by letter or email) by all of our directors.

Each director may nominate another person to act as his alternate director, either to act for a specific purpose or in general, and at his discretion may remove such alternate director. Such alternate directors may be appointed only upon prior written approval of the board of directors (excluding the vote of the director proposing to appoint an alternate) and may not create or lead to an actual or potential conflict of interest for such alternate director.

For so long as each of Elbrus Capital, MPOC Technologies Ltd and Goldman Sachs Group holds, respectively, at least 5% of the voting rights exercisable at the general meeting, they each will have the respective right to appoint one person to attend any meeting or meetings of the board of directors and/or any committee established by the board of directors as an observer.

Committees of the Board of Directors

Our articles of association provide that the board of directors may delegate any of its powers to a committee or committees of directors, as the board of directors sees fit. Any committee so formed shall conform to any regulations that may be imposed on it by the board of directors. For as long as Elbrus Capital holds the power to appoint at least one director, the director(s) appointed by it shall have the right to appoint, remove and substitute one of their number as a member of any one committee other than the audit committee.

Interested Directors

A director who is in any way, directly or indirectly, interested in a contract or proposed contract with us shall declare the nature of his interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement shall not have the right to vote (and shall not be counted in the quorum).

Notification of Shareholdings by Directors and Substantial Shareholders

There is no requirement under our articles of association or the Cyprus Companies Law for the notification of shareholdings by our directors and substantial shareholders. As none of our securities are listed on a regulated market in Cyprus or the European Union, there are no notification requirements under relevant Cyprus and European Union legislation.

Provisions Relevant to Takeovers

As none of our securities are listed on a regulated market in Cyprus or the European Union, neither the Cyprus Takeover Law nor the European Union’s Takeover Directive apply to purchases of our shares.

Our articles of association make provision for situations where a person (or group of persons acting in concert) acquires (whether by issue, transfer, or direct or indirect acquisition) shares and/or other securities giving a right to purchase our shares, or which are convertible into shares, where the result would be that such person(s) taken together with any persons acting in concert would directly or indirectly hold securities carrying:

●	30% or more, but not more than 50%, of the voting rights in the Company; or
●	50% or more of the voting rights in the Company.

In such cases, subject to certain exceptions (including the discretion of the board of directors) the articles of association provide, among other things, that the transfer or issue of shares and/or other securities giving a right to purchase our shares or which are convertible into our shares to a person will not be registered, and no person may directly or indirectly acquire an interest in shares and/or other securities giving a right to purchase our shares or which are convertible into our shares, unless such person or group of persons acting in concert simultaneously makes an unconditional cash offer to all shareholders (open for acceptance for not less than 14 calendar days) to purchase all shares held by such shareholders at a price per share not less than the highest price paid by the offeror (or persons acting in concert with it) for any shares (including shares represented by depositary receipts and those included in the proposed transfer) in the preceding 12 months (or during the period during which the offer is open), or, if no such transfers have taken place in respect of shares, at a price and on terms determined by the board of directors at its discretion to be comparable to any offer for purchase of our shares. The Depository will not be deemed to have acquired shares by reason of holding them for the purposes of the issuance of depository receipts and the requirement to make an offer does not apply to any transfer or issue of shares and/or securities giving a right to purchase our shares, or which are convertible into shares, to Elbrus Capital or any direct or indirect acquisition (including by means of entry into a voting arrangement) of an interest in our shares or securities giving a right to purchase our shares, or which are convertible into shares, by Elbrus Capital or its affiliates.

If the proposed acquirer (together with any person acting in concert with them) has acquired or has contracted pursuant to acceptances of the offer to acquire such number of our shares as would together with any other shares held by the proposed acquirer (or persons acting in concert with them) carry 80% or more of the voting rights, the proposed acquirer may give irrevocable notice to all shareholders requiring them to accept the offer, and such shareholders (and any person that becomes a shareholder following delivery of such notice pursuant to the exercise of a pre-existing option or right to acquire our shares) shall be deemed to have accepted such offer and shall accordingly be obliged to transfer their shares at the same time as the other shares sold under the offer or, if later, seven calendar days after the date of the notice being given or deemed delivered. See “Item 3. Key Information—D. Risk Factors—In the event of a takeover, our minority shareholders do not benefit from the same protections that the minority shareholders of a Cypriot company listed on a regulated market in the European Union would be entitled to as regards mandatory offers and squeeze-out.”

Relevant Provisions of Cypriot Law

The liability of our shareholders is limited. Under the Cyprus Companies Law, a shareholder of a company is not personally liable for the acts of the company, except that a shareholder may become personally liable by reason of his or her own acts.

As of the date of this Annual Report, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares or shares represented by depositary shares of a Cypriot company even if such an acquisition confers on such person control over us if neither the shares nor shares represented by depositary shares are listed on a regulated market in the EEA. Neither our shares nor shares represented by depositary shares are listed on a regulated market in the EEA.

Irrespective of the provisions of our articles of association, it is possible to effect a squeeze-out pursuant to the provisions of the Cyprus Companies Law. The effect of these provisions is that, where a company makes a takeover bid for all the shares or for the whole of any class of shares of another company, and the offer is accepted by the holders of 90% of the shares concerned, the offeror can upon the same terms acquire the shares of shareholders who have not accepted the offer, unless such persons can persuade the Cypriot courts not to permit the acquisition. If the offeror company already holds more than 10% of the value of the shares concerned, additional requirements need to be met before the minority can be squeezed out. If the company making the takeover bid acquires sufficient shares to aggregate, together with those which it already holds, more than 90%, then within one month of the date of the transfer which gives the 90%, it must give notice of the fact to the remaining shareholders and such shareholders may, within three months of the notice, require the bidder to acquire their shares and the bidder shall be bound to do so upon the same terms as in the offer or as may be agreed between them or upon such terms as the court may order.

Material Differences in Cyprus Law and our Articles of Association and Delaware Law

	Cyprus Law	Delaware Law

General Meetings

We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting.

Extraordinary general meetings may be convened at the request of the shareholders holding at the date of the deposit of the request at least 10% of such of the paid up share capital of the company as of the date of the deposit carries the right of voting at general meetings of the company and if the company fails, within 21 days from the date of the request, to call a meeting, the requestors (or any of them representing more than 50% of the total voting rights of all of them), may themselves convene a meeting but any meeting so convened shall not be held after the expiration of three months from the said date. If the company fails to hold its annual general meeting, it may be subject to fines and it may be ordered to hold a meeting by the Council of Ministers.

Annual shareholder meetings are typically held at such time or place as designated in the certificate of incorporation or the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws. The meeting may be held inside or outside Delaware. Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Quorum Requirements for General Meetings

The Cyprus Companies Law provides that a quorum at a general meeting of shareholders may be fixed by the articles of association, otherwise a quorum consists of three members. Our articles provide the quorum required for most general meetings consists of two shareholders, present in person or by proxy, holding, in aggregate, at least one-third of our issued shares. See “—Meetings of Shareholders.”

The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification, the majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.

Removal of Directors

Under the Cyprus Companies Law, any director may be removed by an ordinary resolution of the general meeting, provided that a special notice of 28 days prior to the general meeting of the shareholders has been given (however, under our articles of association, special quorum and voting arrangements apply to general meetings concerning the removal of any director that Elbrus Capital is entitled to appoint or, until the Rights Expiry Date, of Maksim Melnikov as director, see “—Ordinary Shares—Voting Rights” and “—Meetings of Shareholders”). The director concerned must receive a copy of the notice of the intended resolution and that director is entitled to be heard on the resolution at the meeting.

The director concerned may make representations either orally or in writing to the company, not exceeding a reasonable length, and require that the shareholders of the company be notified of such representations, either via advance notice or at the shareholders’ general meeting, unless a court in Cyprus determines that such rights are being abused to secure needless publicity for a defamatory matter.

Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service between him and the company.

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may affect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

	Cyprus Law	Delaware Law

Directors’ Fiduciary Duties

Under Cyprus law, the directors of a company have certain duties towards the company and its shareholders. These duties consist of statutory duties and common law duties.

Statutory duties under the Cyprus Companies Law include, among others, the duty to cause the preparation of the financial accounts in accordance with IAS/IFRS and the disclosure of directors’ salaries and pensions in the company’s accounts or in a statement annexed thereto.

In general, the directors of a Cyprus company owe a duty to manage the company in accordance with the provisions of applicable law and within the regulations of the memorandum and articles of association of the company, and failure to do so will lead to the directors being liable for breach of their fiduciary duties. In addition, directors must disclose any interests that they may have and have a statutory duty to avoid any conflict of interest. This duty is imposed on those directors who are either directly or indirectly interested in a contract or proposed contract with the company. Failure to reveal the nature of their interest at a board meeting would result in the imposition of a fine and, potentially, can also cause a relevant resolution to be invalid and make a relevant director liable to the company for breach of duty.

Directors also have a duty to conduct the affairs of the company in a manner that is not oppressive to some of the members constituting a minority. In addition, according to common law, directors must act in accordance with their duty of good faith and in the best interests of the company. They must exercise their powers for the particular purposes of which they were conferred and not for an extraneous purpose (for a proper purpose), and must display a reasonable degree of skill that may be expected from a person of his knowledge and experience.

Directors have a duty of care and a duty of loyalty to the corporation and its shareholders. The duty of care requires that a director act in good faith, with the care of a prudent person, and in the best interest of the corporation. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits, and ensure that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director or officer and not shared by the shareholders generally. Contracts or transactions in which one or more of the corporation’s directors has an interest are allowed assuming (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved.

Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction.

Cumulative Voting	The company’s articles of association can contain provisions in relation to cumulative voting. Our articles of association do not contain provision on cumulative voting.	Cumulative voting is not permitted unless explicitly allowed in the certificate of incorporation.
Shareholder Action by Written Consent

According to our articles of association, a resolution in writing signed (or approved by letter or email) by all the shareholders then entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the company duly convened and held.

Although permitted by Delaware law, publicly listed companies do not typically permit shareholders of a corporation to take action by written consent.

	Cyprus Law	Delaware Law

Business Combinations

The Cyprus Companies Law provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholder or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

Under Cyprus Companies Law, arrangements and reconstructions, require:

the approval at a shareholders’ or creditors’ meeting convened by order of the court, representing a majority in value of the creditors or class of creditors or in number of votes of members or class of members, as the case may be, present and voting either in person or by proxy at the meeting;

the approval of the court; and

the submission of the relevant court order approving the arrangement or reconstruction for registration with the Registrar of Companies, and a copy any such court order must be enclosed to any copy of the memorandum of association issued after the date of the said court order.

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

The Cyprus Companies Law allows for the merger of public companies as follows: (a) merger by absorption of one or more public companies by another public company; (b) merger of public companies by way of incorporation of a new public company; and (c) fragmentation of public companies meaning (i) fragmentation by way of absorption and (ii) fragmentation by way of incorporation of new companies. These transactions require, inter alia (and subject to requirements of other sections of the Cyprus Companies Law):

a majority in value of the creditors or class of creditors or in number of votes members or class of members, as the case may be, present and voting either in person or by proxy at the meeting;

the directors of the companies to enter into and to approve a written reorganization or division plan, as applicable;

the directors of the companies to prepare a written report explaining the terms of the transaction;

the aforementioned plan and report to be examined by independents experts (one for each participant company) or a joint expert appointed by the Court for such limited purpose further to an application made by the participant companies, and the presentation of an expert report (save in prescribed circumstances), unless all the shareholders and holders of other titles carrying voting rights in each of the participant have agreed that the examination and the expert report are not required; and

the approval of the court.

The Cyprus Companies Law provides for the cross border merger between Cyprus companies and companies registered in another European Union jurisdiction.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

	Cyprus Law	Delaware Law

Interested Shareholders	There are no equivalent provisions under the Cyprus Companies Law relating to transactions with interested shareholders. However, such transactions must be in the corporate interest of the company.

Section 203 of the Delaware General Corporation Law provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (a) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (i) the business combination or (ii) the transaction in which the stockholder becomes an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (c) the board of directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the Delaware General Corporation Law, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (a) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or (b) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Limitations on Personal Liability of Directors

Under the Cyprus Companies Law, a director who vacates office remains liable, subject to applicable limitation periods, under any provisions of the Cyprus Companies Law that impose liabilities on a director in respect of any acts or omissions or decisions made while that person was a director.

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for (a) any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or (d) any transaction from which the director derives an improper personal benefit.

	Cyprus Law	Delaware Law

Indemnification of Directors and Officers

Under the Cyprus Companies Law, a director shall be indemnified out of the assets of the company against any liability incurred by him in defending any proceeding, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or under a court application under which relief is granted to him by the court.

Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of directors who were not parties to the suit or proceeding (even though less than a quorum), if the person:

acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Appraisal Rights

There is no general concept of appraisal rights under the Cyprus Companies Law, although there are instances when a shareholder’s shares may have to be acquired by another shareholder at a price ordered by the court. One such example is where a shareholder complains of oppression.

The Delaware General Corporation Law provides for shareholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the shareholder’s shares, in connection with certain mergers and consolidations.

	Cyprus Law	Delaware Law

Shareholder Suits

Under Cyprus law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, Cyprus law provides that a court may, in a limited set of circumstances, allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company).

Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Amendment of Governing Documents

Under the Cyprus Companies Law, a company may alter the objects contained in its memorandum by a special resolution of the shareholders of the company (approved by 75% of those present and voting) and the alteration shall not take effect until, and except in so far as, it is confirmed on petition by a court in Cyprus.

The articles of association of a company may be altered or additions may be made to it by special resolution of the shareholders of the company.

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

	Cyprus Law	Delaware Law

Dividends and Repurchases

Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our articles of association. Dividends may be declared at a general meeting of shareholders, but no dividend may exceed the amount recommended by the directors. In addition, the directors may on their own declare and pay interim dividends.

No distribution of dividends may be made when, on the closing date of the last financial year, the net assets, as set out in our Company’s annual accounts are, or following such a distribution would become lower than the amount of the issued share capital and those reserves which may not be distributed under the Cyprus law or our articles of association.

Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the last financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and articles of association.

In general, a public company may acquire its own shares either directly, through a subsidiary or through a person acting in its name but for the account of the company, provided that the articles of association of the company allow this and as long as the conditions of the Cyprus Companies Law are met. These conditions include, inter alia, the following:

shareholder approval via special resolution (valid for 12 months from such resolution);

the total nominal value of shares acquired by the company, including shares previously acquired and held by the company in a portfolio and the shares which a person acting in his name but who acquired same on behalf of the company, may not exceed the lesser of either 10% of the company’s issued capital or 25% of the average value of the transactions, which in the case of a listed company, was negotiated during the last 30 days;

the shares to be repurchased need to be fully paid;

the company must pay for shares repurchased out of the realized and non-distributable profits; and

such repurchases may not have the effect of reducing the company’s net assets below the amount of the company’s issued capital plus those reserves which may not be distributed under the law or our articles of association.

Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

	Cyprus Law	Delaware Law

It is noted that the relevant provisions regarding the buyback of shares under the Cyprus Companies Law are vague and unclear in some respects, and their practical implication is unclear and could prevent a buyback. As the Cyprus Companies Law is drafted, these relevant provisions only apply to shares and do not clearly apply to ADSs and, therefore, there is a strong argument that the company cannot buy back the ADSs.

Pre-emption Rights

Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption entitling them to the right to subscribe for their pro-rata shares of any new share issuance made by the company for a cash consideration.

If all the shareholders do not fully exercise all their pre-emption rights, the board of directors, provided that such authority has been granted to them by the general meeting, may decide to offer and sell the remaining shares to third parties on terms not more favorable than those indicated in the notice. Shareholders’ pre-emption rights may be waived by a resolution of the general meeting adopted by a specified majority. The decision is passed by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital. When at least half of the issued share capital is represented, a simple majority will suffice. In connection with such waiver, the board of directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price. Our shareholders have authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of our initial public offering in connection with the issue of all newly issued ordinary shares, including, to the extent relevant, any ordinary shares issued in the form of ADSs and only relates to shares issued for cash consideration.

Under the Delaware General Corporation Law, shareholders have no preemptive rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report.

The following summary excludes the agreement that we entered in connection with the Credit Facility, which is summarized under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities.”

SmartDeal Acquisition

On December 27, 2021, we, through our subsidiaries iRealtor LLC (“Purchaser 1”) and N1 Technologies LLC (“Purchaser 2” and, together with Purchase 1, the “Purchasers”), entered into a binding preliminary share purchase agreement (the “Preliminary Share Purchase Agreement”) for the acquisition of the entire share capital of SmartDeal (Praktika Uspekha LLC), a company which provides e-registration services for various types of property deals and operates under the “SmartDeal” brand (“SmartDeal”). The Preliminary Share Purchase Agreement was entered into with two private individuals: Aleksey Makarov (“Seller 1”) and Valeriy Popandopulo (“Seller 2” and, together with Seller 1, the “Sellers”), each owing 50% of share capital of SmartDeal.

Under the Preliminary Share Purchase Agreement, the Sellers and the Purchasers are obliged to entering into a definitive share purchase agreement (the “Definitive Share Purchase Agreement”) to complete the acquisition, subject to the fulfillment of certain conditions precedents, including regulatory clearance by the Government Commission on Monitoring Foreign Investment.

According to the Definitive Share Purchase Agreement, the Sellers must indemnify the Purchasers for losses incurred by SmartDeal as a result of a breach of the Seller’s representations and warranties relating to, among other things, tax, financial statements and intellectual property.

N1 SPA

On December 22, 2020, we, through our subsidiary Mimons Investments Limited, entered into a share purchase agreement for the sale and purchase of the entire share capital of the N1 Group (the “N1 SPA”) with the shareholders of N1, comprising Hearst Shkulev Digital Regional Network B.V. (“HSDRN BV”) and three private individuals (together with HSDRN BV, the “Sellers” and, each individually, a “Seller”), as well as HS Holding B.V., Limited Liability Company “HS Publishing,” Limited Liability Company “Hearst Shkulev Media” and Limited Liability Company “InterMediaGroup,” acting as guarantors for some of the Sellers. Pursuant to the N1 SPA, we acquired 100% ownership of the N1 Group through the purchase of the entire share capital of N1.RU LLC.

The total consideration for the N1 Acquisition was RUB 1,785 million and was provided to us through an equity injection by our shareholders. The N1 Acquisition closed on February 5, 2021.

Under the N1 SPA, subject to certain de minimis exceptions, the Sellers are subject to standard non-compete and non-solicitation obligations.

Pursuant to the N1 SPA, a Seller is not liable for any claim under the N1 SPA unless we provide a notice: (i) in respect of any claim for breach of a Fundamental Warranty or the Title Indemnity, as defined under the N1 SPA, no later than three (3) years following the Completion Date; (ii) in respect to any Tax Claim, as defined under the N1 SPA, no later than the last day of the third full calendar year following the Completion Date, subject to some de minimis exceptions; and (iii) in respect to any other claims, no later than eighteen (18) months following the Completion Date.

For the risks related to the N1 Acquisition, see “Risk Factors—Risks Related to the N1 Acquisition.”

D.	Exchange Controls

There are currently no exchange control regulations in Cyprus that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities.

E.	Taxation

The following summary contains a description of the material Cyprus, Russian and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of Cyprus and regulations thereunder, the tax laws of Russia and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Material Cyprus Tax Considerations

The following discussion is a summary of the material Cyprus tax considerations relating to the purchase, ownership and disposition of the ADSs.

Tax Residency

As a rule, a company is considered to be a resident of Cyprus for tax purposes if its management and control is exercised in Cyprus.

The Cyprus Tax Authorities have published guidelines which indicate the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus and be eligible to obtain a tax residency certificate. Such requirements include the following: (i) the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) the company’s board of directors has a decision making power that is exercised in Cyprus in respect of key management and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the meetings of the board of directors take place in Cyprus and the minutes of the meetings of the board of directors are prepared and kept in Cyprus, and, also, whether the majority of the board of directors are tax residents of Cyprus; (iii) the shareholders’ meetings take place in Cyprus; (iv) the terms and conditions of the general powers of attorney issued by the company do not prevent the company and its board of directors from exercising control and making decisions; (v) the corporate seal and all statutory books and records are maintained in Cyprus; (vi) the corporate filings and reporting functions are performed by representatives located in Cyprus; (vii) the agreements relating to the company’s business or assets are executed or signed in Cyprus.

As from 2023, a company incorporated and registered in Cyprus and which has its management and control outside of Cyprus will by default be considered a tax resident of Cyprus provided it is not a tax resident in any other jurisdiction.

With respect to an individual holder of ADSs, he/she may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if he/she is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that calendar year. As of January 1, 2017, an individual can elect to be a tax resident of Cyprus even if he/she spends less than or equal to 183 days in Cyprus provided that he/she spends at least 60 days in Cyprus and satisfies all of the following criteria within the same tax year:

●	the individual does not stay in any other country for one or more periods exceeding, in aggregate, 183 days in the same tax year;
●	the individual is not a tax resident in any other country for the same tax year;
●	the individual exercises any business in Cyprus and/or is employed in Cyprus and/or is an officer of a Cyprus tax resident person at any time during the relevant tax year provided that such is not terminated during the tax year; and
●	the individual maintains a permanent residence in Cyprus (by owning or leasing such residence).

Corporate income tax rate

A company which is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The rate of the corporate income tax is currently 12.5%.

Personal income tax rate

An individual who is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The personal income tax rates are currently as follows:

Taxable Income	Tax Rate	Cumulative Tax
Euro	%	Euro
0 – 19.500	0	0
19.501 – 28.000	20	1.700
28.001 – 36.300	25	3.775
36.301 – 60.000	30	10.885
60.001 and over	35

Taxation of income and gains of the Company

Gains from the disposal of securities

Subject to the following paragraph, any gain from disposal by the Company of securities (the definition of securities includes, among others, shares, ADRs and bonds of companies and options thereon) shall be exempt from taxation in Cyprus.

In the case of a Cyprus company which is the direct or indirect (subject to conditions for indirect ownership) owner of immovable property situated in Cyprus that does not have its shares listed on any recognized stock exchange, any gain from the disposal of such shares will be subject to capital gains tax at the rate of 20%, but only if the value of the immovable property is more than 50% of the value of the assets of the company whose, shares are sold. The Company is not the owner of immovable property situated in Cyprus.

Dividend income

Dividend income (whether received from Cyprus resident or non-Cyprus resident companies) is exempt from income tax in Cyprus.

Dividend income received by a tax resident of Cyprus is subject to a special contribution for defense (the “SDC”) at a rate of 17%. In the case the recipient of dividend is a company that is tax resident of Cyprus, such as the Company:

●	It is exempt from the SDC on dividends if it receives the dividend from another company, which is a tax resident of Cyprus.
●	It is exempt from the SDC on dividends if it receives the dividend from another company which is not a tax resident of Cyprus. This exemption will not apply if: (i) the payer engages directly or indirectly more than 50% in activities which lead to investment income and (ii) the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6.25% on the profit distributed.

Foreign tax paid or withheld on dividend income received by a Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus, such as the Company, will depend on whether such interest income is treated as “active” or “passive.”

Interest income which consists of interest which has been received by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business (i.e. “active”) will be subject to income tax at the rate of 12.5%, after the deduction of any allowable business expenses.

Any other interest income, that is interest received not in the recipient’s ordinary course of business or in close relation to it (i.e. “passive”), will be subject to the SDC at a rate of 30% which is levied on the gross interest received.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from the SDC and only be subject to income tax.

Taxation of income and gains of the holders of the ADSs

Individual Non-Cyprus tax resident holders of the ADSs

Under Cyprus legislation there is no withholding tax on dividends and interest paid to non-Cyprus tax residents.

Non-Cyprus tax residents are not subject to tax on the disposal of securities (including ADSs) in Cyprus.

Individual Cyprus tax resident holders of the ADSs

Gains from disposal of ADSs

Any gain from the disposal by a Cyprus tax resident individual of securities (including ADSs) shall be exempt from the SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (including ADSs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or repos on securities, units in open-end or close-end collective investment schemes.

Such gains are also not subject to capital gains tax provided that the Company the shares of which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange. The Company is not the owner of immovable property situated in Cyprus.

Dividend income

Cyprus tax resident individual holders of ADSs are exempt from income tax on dividend income, but are subject to the SDC on dividends at the rate of 17% provided that they are also Cyprus domiciled. The tax is withheld prior to payment by the company to the shareholder.

An individual is considered to have his domicile in Cyprus if:

●	subject to certain exceptions, if he/she has his/her domicile of origin in Cyprus based on the provisions of the Cyprus Wills and Succession Law, Cap. 195; or
●	has been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year.

Individuals holders of ADSs must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

The distribution of dividend income to individual holders of ADSs which are Cypriot tax resident individuals (irrespective of their domicile status) is subject to contributions to the General Healthcare Scheme (GHS) at the rate of 2.65%.

Corporate Non-Cyprus tax resident holders of ADSs

No withholding tax applies in Cyprus with respect to payment of dividends by the Company to non-Cyprus tax resident holders of ADSs.

It is noted, however, that as from December 31, 2022, withholding taxes will apply on dividend payments made to companies which: (a) are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the “EU Blacklist”); or (b) have been incorporated/registered in a jurisdiction included in the EU Blacklist and is not tax resident in any other jurisdiction that is not included in the EU Blacklist.

Non-Cyprus tax residents are not subject to tax on the disposal of securities (including ADSs) in Cyprus.

Corporate Cyprus tax resident holders of ADSs

Gains from disposal of the ADSs

Any gain from disposal by a Cyprus tax resident company of securities (including ADSs) shall be exempt from the SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (including ADSs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations (only if they result on securities), repurchase agreements or repos on securities, units in open-end or close-end collective investment schemes.

Such gains are also not subject to capital gains tax, provided that the company the shares in which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange. The Company is not the owner of immovable property situated in Cyprus.

Dividend income

Dividend income received by a Cyprus tax resident company, holder of ADSs, is exempt from income tax in Cyprus.

Dividend income received or deemed to be received by a Cyprus tax resident company, is exempt from the SDC, except in the event that the payer is not a Cyprus tax resident company in which case the SDC is levied at the rate of 17% provided the following conditions are met:

●	the payer engages, directly or indirectly, in activities, more than 50% of which lead to investment income; and
●	the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6.25% on the profit distributed.

Foreign tax paid or withheld on dividend income received by the Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Deemed distribution rules

If the Company does not distribute at least 70% of its after-tax profits within two years of the end of the year in which the profits arose, the Company would be deemed to have distributed this amount as a dividend two years after that year end. On such amount of deemed dividend the SDC, currently at a rate of 17%, is imposed to the extent that the ultimate direct/indirect shareholders of the Company are individuals who are both Cyprus tax resident and Cyprus tax domiciled.

The SDC may also be payable on deemed dividends in case of liquidation or capital reduction of the company.

Tax Deductibility of Expenses, Including Interest Expense

The deductibility of the interest expenses by the Company is subject to the interest limitation rules. More specifically:

●	The interest limitation rule limits the deductibility of exceeding borrowing costs of the Cyprus tax resident company/Cyprus group to up to 30% of adjusted taxable profit (taxable EBITDA).
●	The interest limitation rule contains an annual EUR 3 million safe-harbor threshold. This means that borrowing costs up to and including EUR 3 million are, in any case, not limited by this rule (the EUR 3 million threshold would apply in cases where ‘30% of taxable EBITDA’ results in an amount below EUR 3 million).

●	In the case of a Cyprus group the EUR 3 million applies for the aggregate exceeding borrowing costs of the Cyprus group and not per taxpayer. The interest limitation rule applies to exceeding borrowing costs, irrespective of whether the financing is with related parties or third parties.

Arm’s length principles

Cyprus legislation contains principles that require transactions to be conducted on an arm’s length basis and enables the authorities to ignore transactions which do not satisfy the arm’s length principles

We cannot exclude the possibility that the respective tax authorities may challenge the arm’s length principle applied to transactions with our related parties and, therefore, additional tax liabilities may accrue. If additional taxes are assessed with this respect, they may be material.

Stamp duty

Cyprus levies stamp duty on every instrument if:

●	it relates to any property situated in Cyprus; or
●	it relates to any matter or thing which is performed or done in Cyprus.

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from EUR 0.05 to EUR 35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

If payable, (a) the maximum amount of stamp duty would be EUR 20,000 and (b) if not paid (i) this does not affect the validity of the relevant document and (ii) before the document is presented before any authority in Cyprus or is produced in evidence in a Cyprus court, the stamp duty together with a penalty of up to EUR 4,100 would have to be paid.

In cases where the stamp duty Commissioner can estimate the value of a document, he or she has the authority to impose stamp duty as per the above rates. Any transactions involving ADSs between parties not resident in Cyprus will not be subject to stamp duty. There are no applicable stamp duties with respect to the purchase and sale of ADSs.

Withholding Taxes on Interest

No withholding taxes shall apply in Cyprus with respect to payments of interest by the company to non-Cyprus tax resident lenders (both corporations and individuals).

It is noted, however, that as from December 31, 2022, withholding taxes will apply on interest payments made to companies which: (a) are tax resident in jurisdictions included in the EU Blacklist; or (b) have been incorporated/registered in a jurisdiction included in the EU Blacklist and is not tax resident in any other jurisdiction that is not included in the EU Blacklist.

Capital Duty

Capital duty is payable to the Registrar of Companies, and amounts to a €20 flat duty on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium.

Material Russian Tax Considerations

The following discussion is a summary of the material Russian tax considerations relating to the purchase, ownership and disposition of the ADSs.

General

The following is a summary of certain Russian tax considerations relevant to the purchase, ownership and disposal of ADSs by Russian residents and non-resident investors, as well as the taxation of dividend income, and is based on the laws of the Russian Federation in effect at the date hereof, which are subject to change (possibly with retroactive effect).

The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief in respect of the ADSs, and it should be noted that there may be practical difficulties, including satisfying certain documentation requirements, involved in claiming relief under an applicable double tax treaty. Prospective holders should consult their own professional advisers regarding the tax consequences of investing in the ADSs. The summary does not seek to make representations with respect to the Russian tax consequences for any particular holder.

The provisions of the Tax Code applicable to holders of, and transactions involving, the ADSs are ambiguous and lack interpretive guidance. Both the substantive provisions of the Tax Code applicable to financial instruments, and the interpretation and application of those provisions by the Russian tax authorities, may be subject to more rapid and unpredictable change and inconsistency than in jurisdictions with more developed capital markets or more developed taxation systems. In particular, the interpretation and application of such provisions will, in practice, rest substantially with local tax inspectorates.

In practice, interpretation by different tax inspectorates may be inconsistent or contradictory and may involve the imposition of conditions, requirements or restrictions not provided for by the existing legislation. Similarly, in the absence of binding precedents, different Russian court rulings on tax or related matters relating to the same or similar circumstances may also be inconsistent or contradictory.

For the purposes of this section, a “Russian Resident Holder” means a holder of ADSs who is:

●	a Russian legal entity or organization (including international companies registered in accordance with Federal Law No. 290-FZ “On International Companies” dated August 3, 2018);
●	a foreign legal entity or organization, in each case organized under a foreign law, that is recognized as a Russian tax resident based on Russian domestic law;
●	a foreign legal entity or organization, in each case organized under a foreign law, that is, in the case of conflicting tax residency statuses based on the relevant foreign law and Russian law, recognized as a Russian tax resident based on the provisions of an applicable double tax treaty (for the purposes of the application of such double tax treaty);
●	a foreign legal entity or organization which purchases, holds and/or disposes of ADSs through its permanent establishment in Russia;
●	a legal entity or an organization, in each case organized under a foreign law, which has voluntarily recognized itself as a Russian tax resident; or
●	an individual actually present in Russia for an aggregate period of 183 calendar days (including days of arrival to the Russian Federation and including days of departure from the Russian Federation) or more in any period comprised of 12 consecutive months (days of medical treatment and education outside the Russian Federation are also counted as days spent in the Russian Federation if the individual departed from the Russian Federation for these purposes for less than six months). The interpretation of this definition by the Russian Ministry of Finance states that, for tax withholding purposes, an individual’s tax residence status should be determined on the date of the actual income payment (based on the number of days in Russia in the 12-month period preceding the date of the payment). Given that the tax residency status of an individual may change, an individual’s final tax liability in the Russian Federation for any reporting calendar year should be determined based on the number of days spent in Russia in such calendar year, and may require a reassessment.

For the purposes of this section, a “Non-Resident Holder” is a holder of ADSs who does not fall under the definition of a Russian Resident Holder.

ADS holders should consult their own tax advisors regarding their tax status in Russia.

Taxation of Acquisition of the ADSs

Generally, no Russian tax implications should arise for Russian Resident Holders and Non-Resident Holders upon purchase of the ADSs.

However, in certain circumstances, taxable income in the form of a material benefit (deemed income) may arise for individual holders if the ADSs are purchased at a price below market value. If the acquisition price of the ADSs is below the lower threshold of the range of fair market value calculated under a specific procedure for the determination of market prices of securities for tax purposes, the difference may be subject to the Russian personal income tax at a rate of 30% for individuals who are Non-Resident Holders (arguably, this would be subject to reduction or elimination under an applicable double tax treaty) and at a rate from 13% to 15% under the progressive personal income tax scale for individuals who are Russian Resident Holders. Starting from January 1, 2021, the annual income for a Russian tax resident individuals within RUB 5 million should be taxed at the rate of 13%, while the annual income (with certain exceptions) exceeding this threshold should be taxed at the rate of 15%.

Under Russian tax legislation, the taxation rate of the income of individuals who are considered Non-Resident Holders will depend on whether this income would be assessed as received from Russian or non-Russian sources. Although Russian tax legislation does not contain any provisions on how the relevant material benefit should be sourced, the tax authorities may infer that such income should be considered as Russian source income if the ADSs are purchased “in the Russian Federation.” In the absence of any additional guidance as to what should be considered as the purchase of securities “in the Russian Federation,” the Russian tax authorities may apply various criteria in order to determine the source of the related material benefit, including consideration of the place of the conclusion of the acquisition transaction, the location or tax residency of the issuer, location of the custodian or other similar criteria.

Income in the form of material benefit received by individual holders of ADSs as discussed above which was received in 2021-2023 is temporary exempt from taxation.

Also, in certain circumstances, Russian Resident Holders that are legal entities or organizations acquiring the ADSs must fulfill the responsibilities of a Russian tax agent (i.e., a legal entity that is a resident in the Russian Federation for tax purposes paying taxable Russian source income to non-resident legal persons and organizations being responsible for withholding Russian tax) with respect to withholding tax from the sales proceeds for the ADSs to be transferred to a Non-Resident Holder that is a legal entity disposing of ADSs (see “—Taxation of Capital Gains”). Starting from January 1, 2020, in certain circumstances, Russian Resident Holders that are legal entities or organizations acquiring the ADSs from Russian Resident and Non-resident Holders who are individuals under sale or barter agreements must fulfil the responsibilities of a Russian tax agent. Holders of ADSs should consult their own tax advisers with respect to the tax consequences of acquiring the ADSs.

Taxation of Dividends

Non-resident Holders

Generally, Non-Resident Holders of ADSs should not be subject to any Russian taxes in respect of distributions made by the Group with respect to the ADSs.

However, in case the Company is recognized by the Russian tax authorities as a Russian tax resident (see “Risk Factors—Risks Relating to Russian Taxation—The Company may be exposed to taxation in Russia if the Company is treated as having a permanent establishment in Russia or as Russian tax resident”) Russian tax implications could arise as described below. While the Group does not anticipate such a scenario, it believes it is reasonable to assume that the Russian tax authorities may try to challenge the Company’s tax residency status.

Payments of dividends on shares of a foreign legal entity recognized as a Russian tax resident to foreign legal entities or organizations are generally subject to Russian withholding tax at a rate of 15% and are likely to be treated as Russian source income taxed at 15% if made to non-resident individuals. Such Russian withholding tax may be subject to reduction pursuant to the terms of any applicable double taxation treaty between the Russia and the country of tax residence of the income recipient to the extent such income recipient is entitled to benefit from a double taxation treaty and the corresponding taxation treaty reliefs provided by such treaty.

Due to the specifics of the ADS structure, it may be unclear from the standpoint of Russian tax legislation who should act as a tax agent with respect to dividend income payable on the ADSs in case of recognition of the issuer of the underlying shares as a Russian tax resident. As a conservative position, once becoming a Russian tax resident, the Company would be required to act as a tax agent. In this case holders of the ADSs would be required to provide the tax agent with the relevant information in order to apply the reduced tax rates pursuant to double taxation treaties. However, the Company may reserve the right to withhold the tax at the general rate of 15% and pay the dividends net of this amount pursuant to the provisions of the Tax Code.

A recipient of dividend income who is entitled to reduced tax rates on dividends from the ADSs according an applicable double taxation treaty may apply for a refund in accordance with the general tax refund procedure envisaged by the Tax Code. However, there can be no assurance that double taxation treaty relief (or refund of any taxes withheld) will be available for such Non-Resident Holders.

Russian Resident Holders

Payments of dividends by the Company to a Russian Resident Holder who is an individual, a legal entity or organization resident in the Russian Federation for tax purposes should generally be subject to Russian income tax. Such tax generally should not exceed 13% in respect of dividend payments made to a Russian Resident Holder that is a legal entity or organization (from 2023 - 5% in respect of dividend payments made to a Russian Resident Holder that is a legal entity or organization that is regarded as international holding company in accordance with the Tax Code under certain conditions). Where a dividend payment is made to an individual that is a Russian Resident Holder, such tax effectively should not exceed 13% of the gross dividend income which falls within the annual progressive income tax scale threshold of RUB 5 million in respect of the relevant tax basket on dividends and should not exceed 15% of the gross dividend payment received by each individual Russian Resident Holder in excess of such annual progressive dividends income tax scale threshold. Russian Resident Holders should determine the amount of tax to be paid on their own, based on the amount of dividends received.

However, in case the Company is recognized by the Russian tax authorities as a Russian tax resident (see “Risk Factors—Risks Relating to Russian Taxation—The Company may be exposed to taxation in Russia if the Company is treated as having a permanent establishment in Russia or as Russian tax resident”) certain specifics and uncertainty surrounding the withholding tax mechanism in Russia may lead to taxation of dividends at source at a 15% tax rate, normally applicable to Russian non-resident holders. The Russian Resident Holders will have to apply for tax refund of excessively withheld tax in accordance with the general tax refund procedure envisaged by the Tax Code (see “—Material Russian Tax Considerations—Refund of Tax Withheld”).

Russian Resident Holders should therefore consult their own tax advisers with respect to the tax consequences of their receipt of dividend income with respect to the holding of the ADSs.

Taxation of Capital Gains

The following sections summarize the taxation of capital gains in respect of the disposition of the ADSs.

Taxation of Legal Entities and Organizations

Russian Resident Holders

Capital gains arising from the sale or other disposal of ADSs by a Russian Resident Holder, which is a legal entity or an organization, will be taxable at the regular Russian corporate profits tax rate of 20%. Russian Resident Holders that are legal entities may be able to offset losses incurred on operations in the quoted shares against other types of income (excluding income from non-quoted securities and derivatives). Special tax rules apply to Russian organizations that hold a broker and/or dealer license as well as certain other licenses related to the securities market. The Tax Code also establishes special rules for the calculation of the tax base for the purposes of transactions with securities, which are subject to TP control in Russia.

The Tax Code contains a certain exemption from capital gains taxation on the shares where immovable property located in the Russian Federation constitutes, directly or indirectly, less than 50% of assets, determined based on financial accounts data as of the end of the month preceding the date of disposal, provided that such shares are owned by the taxpayer for a period of more than five years. Specific conditions to apply the above exemption are envisaged for Russian organizations qualified as international holding companies under the Russian tax law (the holding period should not be less than 365 days and the participation share should be not less than 15%). Since these exemptions refer to capital gains on shares and do not directly mention depository receipts, there is ambiguity whether such exemptions could be applied to disposal of ADSs.

Russian Resident Holders of the ADSs who are legal entities or organizations should, in all events, consult their own tax advisers with respect to the tax consequences of gains derived from the disposal of the ADSs.

Non-Resident Holders

A Non-Resident Holder that is a legal entity or organization generally should not be subject to any Russian taxes in respect of any gain or other income realized on the sale, exchange or other disposal of the ADSs unless more than 50% of assets of shares represented by the ADS directly or indirectly consist of immovable property situated in Russia. Otherwise, it is possible that any proceeds from the sale, exchange or other disposal of ADSs may be regarded as Russian source income received by Non-Resident Holders that are legal entities or organizations, subject to Russian income tax at a rate of 20%. The above tax may be reduced or eliminated under an applicable double tax treaty, provided that the recipient of the income is its beneficial owner, such income is not attributable to a permanent establishment in Russia, the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.

Capital gains that are received by a Non-Resident Holder that is a legal entity or an organization, from the sale or other disposal of the shares that are recognized as quoted securities under the requirements of the Tax Code, generally should not be subject to profits tax in Russia. However, there is uncertainty regarding whether the above exemption may be applied to depository receipts which represent shares of a company that has more than 50% of its that assets consist of immovable property situated in Russia.

Non-Resident Holders that are legal entities or organizations should consult their own tax advisors with respect to the tax consequences of the sale, exchange or other disposal of the ADSs.

Taxation of Individuals

Russian Resident Holders

Capital gains arising from the sale, exchange or other disposal of the ADSs by individuals who are Russian Resident Holders must be declared on the holder’s tax return and are subject to personal income tax at a rate from 13% to 15% (according to the progressive personal income tax scale) unless the tax was properly withheld by a tax agent. The income in respect of sale of the ADSs by an individual is calculated as the sale proceeds less expenses proved by documentary evidence related to the purchase of these ADSs (including the cost of the securities and the expenses associated with the purchase, keeping and sale of these ADSs and amounts on which personal income tax was accrued and paid on acquisition (receipt) of the ADSs and the amount of tax paid).

Russian tax legislation contains a requirement that a financial result in respect of activities connected with securities quoted on a stock exchange, must be calculated separately from a financial result in respect of trading in non-quoted securities. Amount of loss from transactions with securities quoted on a stock exchange may be deducted against tax base for operations with derivatives quoted on a stock exchange where the underlying assets are securities, stock indexes or derivatives.

Russian Resident Holders may carry forward losses arising from dealing with quoted securities to offset future capital gains from the sale, exchange or other disposal of other quoted securities for the period of up to ten years. No loss carry-forward is available for non-quoted securities and derivatives.

The Tax Code contains a certain exemption from capital gains taxation for shares where immovable property located in the Russian Federation constitutes directly or indirectly less than 50% of assets determined based on financial accounts data as of the end of the month preceding the date of disposal, provided that such shares are owned by the taxpayer for a period of more than five years.

Since this exemption refers to capital gains on shares and does not directly mention depository receipts, there is ambiguity whether such exemption could be applied to disposal of depository receipts.

The Tax Code also contains certain tax deductions that may be applied by Russian Resident Holders who are individuals in respect of income from the sale of the ADSs given that, at the moment of sale, the ADSs qualify as quoted and are held by a Russian Resident Holder for at least three years. The amount of such deduction is determined using a specific formula and depends on how long the ADSs were held by a Russian Resident Holder.

Resident Holders should consult their own tax advisors with respect to their tax position regarding the ADSs.

Non-Resident Holders

A Non-Resident Holder who is an individual should not generally be subject to Russian taxes in respect of any gains realized on the sale, exchange or other disposal of ADSs, provided that the proceeds of such sale, exchange or disposal are not received from a source within Russia.

However, in the event that the proceeds from a sale, exchange or other disposal of ADSs are deemed to be received from a source within Russia, a Non-Resident Holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.

According to Russian tax legislation, income received from the sale, exchange or other disposal of the ADSs should be treated as having been received from a Russian source if such sale, exchange or other disposal occurs in Russia. Russian tax law gives no clear indication as to how to identify the source of income received from the sale, exchange or other disposal of securities except that income received from the sale of securities “in Russia” will be treated as having been received from a Russian source. In the absence of any guidance as to what should be considered as the sale, exchange or other disposal of securities “in Russia,” the Russian tax authorities may apply various criteria in order to determine the source of the sale or other disposal, including looking at the place of conclusion of the transaction, the location or tax residency of the issuer, location of the custodian or other similar criteria. There is no assurance, therefore, that the proceeds received by Non-Resident Holders (individuals) from a sale, exchange or other disposal of the ADSs will not become subject to tax in Russia.

The tax may be withheld at the source of payment if the individual acts via a professional intermediary that is registered in Russia for tax purposes (such as an asset manager, licensed broker or other intermediary that carries out operations under a brokerage service agreement, agency agreement, asset management agreement, commission agreement or commercial mandate agreement), otherwise the Non-Resident Holder (individual) shall be liable to file a tax return and pay the tax due to the Russian budget.

Starting from January 1, 2020, in absence of a licensed broker or an asset manager as mentioned above, Russian tax agent responsibilities should also be fulfilled by Russian legal entities or organizations acquiring the ADSs from the Non-Resident Holders (individuals) under sale or barter agreements.

Non-Resident Holders who are individuals should consult their own tax advisors with respect to the tax consequences arising from the acquisition, sale, exchange or other disposal of the ADSs and the receipt of the proceeds from sources within Russia in their respect.

Double Tax Treaty Procedures

Where a Non-Resident Holder of ADSs receives income from a Russian source, the Russian tax (if applicable under Russian domestic tax law) may be reduced or eliminated in accordance with the provisions of a double tax treaty. Advance treaty relief should be available for those eligible, subject to the requirements of Russian laws. In order for a Non-Resident Holder to benefit from the applicable double tax treaty, documentary evidence is required to confirm the applicability of the double tax treaty under which benefits are claimed.

Currently, a Non-Resident Holder that is a legal entity or an organization is required to provide a tax residence confirmation issued by the competent tax authority of the relevant treaty country (duly apostilled or legalized, translated into Russian and notarized). The tax residency confirmation needs to be renewed on an annual basis and provided before the first payment of income in each calendar year. For a Non-Resident Holder that is a legal entity or organization, this should be a tax residency certificate for the relevant year.

In order to benefit from the applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income. In addition to a certificate of tax residency, the tax agent is obliged to obtain a confirmation from the Non-Resident Holder that is a legal entity or organization, that it is the beneficial owner of the relevant income. Russian tax law provides neither the form of such confirmation nor the precise list of documents which can demonstrate the beneficial owner status of the recipient with respect to the received income. Thus, there can be no assurance that treaty relief at source will be available in practice. According to the recent clarifications of the Russian tax authorities, a foreign company may not benefit from a double tax treaty if its activity does not have a real business purpose, if such company does not bear any risks that are normal for business activity, such company does not benefit from the use of such income and its employees actually do not control/manage such company. If activities of the company are limited to investments and/or financing of a group of companies, it cannot be considered as an independent business activity and it is not enough to confirm the beneficial owner status of the recipient of income. In addition, it is unclear how the beneficial ownership concept will evolve in the future.

A Non-Resident Holder who is an individual willing to obtain the advance double tax treaty relief at source should confirm to a tax agent that he or she is tax resident in a relevant foreign jurisdiction having a double tax treaty with Russia by providing the tax agent with (i) a passport of a foreign resident, or (ii) another document envisaged by an applicable federal law or recognized as a personal identity document of a foreign resident in accordance with the double taxation treaty, and (iii) upon request of the tax agent, a tax residency certificate issued by the competent authorities of his or her country of residence for tax purposes. A notarized Russian translation of the certificate is required. The law, however, does not clearly establish how the tax agent shall determine whether a passport is sufficient to confirm the individual’s eligibility to double taxation treaty benefits. There are no requirements under the Tax Code for the individuals to provide evidence that they can be deemed as actual recipients (beneficial owners) of income from the Russian sources.

Non-Resident Holders should consult their own tax advisors regarding possible tax treaty relief and procedures for obtaining such relief with respect to any Russian taxes imposed on any payments received with respect to the ADSs.

Refund of Tax Withheld

If Russian withholding tax on income derived from Russian sources by a Non-Resident Holder has been withheld at the source of payment and such Non-Resident Holder is entitled to benefits of an applicable double tax treaty allowing such Non-Resident Holder not to pay the tax in Russia or pay the tax at a reduced rate in relation to such income, an application for the refund of the tax withheld may be made within three years from the end of the tax period in which the tax was withheld.

In order to obtain a refund, the Non-Resident Holder, that is a legal entity or an individual, is required to file certain documents with the Russian tax authorities, along with the tax refund claim. The list of such documents is stipulated by the Tax Code in respect of legal entities.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under a double tax treaty. Such documentation, in practice, may not be explicitly required by the Tax Code. Obtaining a refund of Russian tax withheld may be a time-consuming process and can involve considerable practicable difficulties, depending to a large extent on the position of the local tax inspectorates. No assurance can be given that a refund of Russian tax withheld will be granted in practice.

Non-Resident Holders should consult their own tax advisors should they need to obtain a refund of Russian taxes withheld on any payments received with respect to the ADSs.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a description of the material U.S. federal income tax consequences for the U.S. Holders (as defined below) of owning and disposing of ADSs.

This summary applies only to U.S. Holders that hold ADSs as capital assets within the meaning of Section 1221 of the Code (as defined below) and have the U.S. dollar as their functional currency.

This discussion is based on the tax laws of the United States as in effect on the date of this Annual Report, including the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this Annual Report are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurances that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below.

Furthermore, this summary does not address any estate or gift tax consequences, any state, local or non-U.S. tax consequences or any other tax consequences other than U.S. federal income tax consequences.

The following discussion does not describe all of the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as:

●	banks and certain other financial institutions;
●	regulated investment companies;
●	real estate investment trusts;
●	insurance companies;
●	broker-dealers;
●	traders that elect to mark to market;
●	tax-exempt entities or governmental organizations;
●	individual retirement accounts or other tax-deferred accounts;
●	persons liable for alternative minimum tax or the Medicare contribution tax on net investment income;
●	U.S. expatriates and former citizens or long-term residents of the United States;
●	persons holding ADSs as part of a straddle, hedging or other risk reduction strategy, constructive sale, conversion or integrated transaction or investment;
●	persons that actually or constructively own 10% or more of our stock by vote or value;
●	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
●	persons who acquired ADSs pursuant to the exercise of any employee share option or otherwise as compensation; and
●	partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or other pass-through entities and persons holding ADSs through partnerships or other pass-through entities.

HOLDERS OF OUR ADSS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ADSS.

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ADSs generally will depend on such partner’s status, the activities of the partnership and certain determinations made at the partner level. Partnerships that hold the ADSs and U.S. Holders that are partners in such partnership should consult their tax advisors regarding the tax consequences to them of the ownership and disposition of ADSs.

Treatment of ADSs

Generally, we expect that holders of ADSs should be treated for U.S. federal income tax purposes as holding the ordinary shares represented by the ADSs and the following discussion assumes that such treatment will be respected. If so, no gain or loss will be recognized upon an exchange of ordinary shares for ADSs or an exchange of ADSs for ordinary shares. The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares. Accordingly, the creditability of foreign taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and us.

Dividends and Other Distributions on ADSs

If we make distributions of cash or property on our ordinary shares, subject to the PFIC rules discussed below, the gross amount of distributions made by us with respect to ADSs (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will be includible as dividend income in a U.S. Holder’s gross income in the year actually or constructively received by the U.S. Holder, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts, if any, not treated as dividend income will constitute a return of capital and will first be applied to reduce a U.S. Holder’s tax basis in its ADSs, but not below zero, and then any excess will be treated as capital gain realized on a sale or other disposition of the ADSs. Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect to treat all cash distributions as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that (1) either the ADSs are readily tradable on an established securities market in the United States or we are eligible for the benefits of the income tax treaty between the United States and Cyprus; (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the immediately preceding taxable year and (3) certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to ADSs.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Dividends on ADSs generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, foreign taxes withheld at the rate applicable to the U.S. Holder on any distributions on ADSs, if any, may be eligible for credit against a U.S. Holder’s federal income tax liability. If a refund of the tax withheld is available under the laws of the applicable foreign jurisdiction or income tax treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income), even though the procedures for claiming refunds for such taxes and the practical likelihood such refunds will be made available in a timely fashion are uncertain. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs will generally constitute “passive category income.” The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.

Sale or Other Taxable Disposition of ADSs

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in such ADSs (generally the cost of such ADSs to the U.S. Holder). Any such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the ADSs exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations. Gain or loss, if any, realized by a U.S. Holder on the sale or other disposition of ADSs generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. The use of any foreign tax credits relating to any Russian taxes imposed upon such sale may be limited. U.S. Holders are strongly urged to consult their tax advisors as to the availability of tax credits for any Russian taxes withheld on the sale of ADSs.

Passive Foreign Investment Company Rules

We will be classified as a PFIC for any taxable year if either: (a) at least 75% of our gross income is “passive income” for purposes of the PFIC rules or (b) at least 50% of the value of our assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income. For these purposes, passive income includes interest, dividends and other investment income, with certain exceptions. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. The PFIC rules also contain a look-through rule whereby the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds ADSs, we would continue to be treated as a PFIC with respect to such investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

Based on our operations, the composition of our income and assets, and the value of our assets, and those of our subsidiaries, we do not expect to be treated as a PFIC for the taxable year ending December 31, 2021. This is a factual determination, however, that depends on, among other things, the composition of our income and assets, and the market value of our assets, and those of our subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Therefore there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

If we are considered a PFIC at any time that a U.S. Holder holds ADSs, any gain recognized by the U.S. Holder on a sale or other disposition of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. Holder, would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on ADSs exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own equity in any of the foreign corporations in which we directly or indirectly own equity that are also PFICs (“lower-tier PFICs”). In such case, a U.S. Holder may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of a lower-tier PFIC.

A U.S. Holder may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the ADSs to market, provided the ADSs are “marketable stock.” If such an election is made, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ADSs at the end of the taxable year and such U.S. Holder’s tax basis in such ADSs at that time. Any gain under this computation, and any gain on an actual disposition of the ADSs, in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ADSs in a taxable year in which we are a PFIC, would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking the ADSs to market will not be allowed, and any remaining loss from an actual disposition of the ADSs generally would be capital loss. A U.S. Holder’s tax basis in the ADSs would be adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that the ADSs will be marketable stock for these purposes. In addition, an election for mark-to-market treatment would likely not be available with respect to any lower-tier PFICs. A mark-to-market election is made on a shareholder-by-shareholder basis, applies to all of the ADSs held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ADSs no longer constitute “marketable stock”).

We do not intend to supply U.S. Holders with the information needed to make a qualified electing fund election with respect to the ADSs if we were a PFIC.

If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and U.S. backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include the ADSs) are required to report information relating to such assets, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of this and any other information reporting requirement on their acquisition, ownership and disposition of the ADSs.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH HOLDER OF OUR ADSS SHOULD CONSULT ITS TAX ADVISORS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ADSS UNDER ITS OWN CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file with, or furnish to, the SEC reports and other information, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We also maintain an Internet website at www.cian.ru. Through our website, we will make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our annual reports on Form 20-F; our reports on Form 6-K; amendments to these documents; and other information as may be required by the SEC. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website for inactive textual reference purposes only.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the market risks described in “Item 3. Key Information—D. Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this Annual Report. We are also exposed to a variety of risks in the ordinary course of our business, including foreign currency exchange risk, interest rate risk, credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. The information pertaining to quantitative and qualitative disclosures about market risk is set forth in “Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosure about Market Risk” of this Annual Report and Note 22 (Financial Risk Management) to the Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Depositary

The Bank of New York Mellon acts as our depositary (the “Depositary”) in relation to the American Depositary Shares, also referred to as ADSs. The ADSs are deposited with The Bank of New York Mellon, acting through an office located in the United Kingdom, as custodian for the Depositary. The Depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Direct and Indirect Payments

From time to time, the Depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the Depositary or share revenue from the fees collected from ADS holders.

Other Information

See Exhibit 2.1 to this Form 20-F for the form of deposit agreement between us and the Depositary and Exhibit 2.5 to this Form 20-F for a description of the rights of holders of the ADSs.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On November 4, 2021, in connection with our initial public offering, we amended and restated our memorandum and articles of association. A copy of our amended and restated memorandum and articles of association is being filed as Exhibit 1.1 to this Annual Report. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Use of Proceeds

On December 20, 2021, we completed an initial public offering of 19,515,276 ADSs (including 1,301,876 additional ADSs sold pursuant to the exercise of the underwriters’ option to purchase additional ADSs), each representing one ordinary share, sold at an initial public offering price of $16.00 per ADS. The ADSs offered and sold in the initial public offering were registered under the Securities Act pursuant to our Registration Statement on Form F-1 (File No. 333-260218), which was declared effective by the SEC on November 4, 2021.

The offering did not terminate until after the sale of 19,515,276 ADSs registered on the registration statement. In aggregate, total gross proceeds from the initial public offering, before deducting underwriting discounts and commissions, amounted to approximately $312.2 million, of which $64.7 million was allocated to the Company and $247.6 million was allocated to the selling shareholders.

There has been no material change in the expected use of the net proceeds from our initial public offering as described in our final prospectus filed with the SEC on November 8, 2021 pursuant to Rule 424(b).

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

C.	Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies and because we are an emerging growth company under the JOBS Act.

D.	Changes in Internal Control Over Financial Reporting

Prior to our initial public offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal controls over financial reporting. In the course of preparing our consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019, we identified certain significant deficiencies in our internal control environment. A “significant deficiency” is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. In particular, in the course of preparing our financial statements for the years ended December 31, 2021, 2020 and 2019, we identified certain significant deficiencies in our internal control environment, including deficiencies relating to (i) insufficient segregation of duties and controls over change management in our IT systems and (ii) insufficient controls over access management controls over access management in our IT systems.

To remediate identified significant deficiencies, during the period covered by this Annual Report, we adopted several measures intended to improve our internal controls, including:

(iv)	engaging a “big four” accounting advisory firm to review our existing control environment, recommend necessary changes and assist us in designing and implementing improved internal processes and controls;
(v)	developing a detailed action plan to address gaps identified in our internal controls over financial reporting;
(vi)	commencing implementation of the relevant controls and appropriate procedures over change management and access management processes in our informational systems to address the identified significant deficiencies, including:
(F)	reviewing and formalizing the change management process;
(G)	introducing segregation of duties throughout the change management process;
(H)	implementing a full software development lifecycle procedure including testing and change approval;
(I)	establishing processes designed to ensure the storage of the evidences of related control procedures; and
(J)	implementing a formal access management process designed to ensure appropriate approval procedure for changes in access rights and permissions.

In the course of preparing our consolidated financial statements for the year ended December 31, 2021, we concluded that significant deficiencies in relation to change management and access management processes were still in place as at year end. While progress has been made to enhance our internal control over financial reporting, we are still in the process of implementing, documenting and testing these processes, procedures and controls. The process of implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Additional time is required to complete implementation as well as to assess and ensure the sustainability of these procedures. We believe these actions will be effective in remediating the significant deficiencies described above and we will continue to devote significant time and attention to these remediation efforts. However, implementation of these measures may not fully address the significant deficiencies identified in our internal controls over financial reporting, and we cannot assure that we will be successful in remediating the significant deficiencies. Our failure to correct the significant deficiencies or our failure to discover and address any other deficiencies or potential material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Douglas Gardner, the Chairman of our audit committee, is a “financial expert,” as defined in Item 16A of Form 20-F. Mr. Gardner is “independent,” as defined in Rule 10A-3 under the Exchange Act. For a description of Mr. Gardner’s experience, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board Members—Douglas Gardner.”

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to all employees, officers and board members of the Cian Group, including our principal executive, principal financial and principal accounting officers. Our Code of Business Conduct addresses, among other things, graft and corruption; conflicts of interest; corporate opportunities; compliance with laws, regulations and rules; insider trading; financial crimes, financial reporting and accounting; personal investment; confidentiality and competition, as well as the process for reporting violations of the Code of Business Conduct. Our Code of Business Conduct is intended to meet the definition of “code of ethics” under Item 16B of Form 20-F under the Exchange Act.

We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Business Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Business Conduct is available on our website at www.investor.cian.com. The information contained on our website is not incorporated by reference in this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of Cian PLC as of December 31, 2021 and 2020, and for each of the years in the period ended December 31, 2021, included in this Annual Report, have been audited by AO Deloitte & Touche CIS, Moscow, Russia (PCAOB ID 1341), an independent registered public accounting firm, as stated in their report appearing herein.

The table below sets out the total amount of services rendered by AO Deloitte & Touche CIS, our independent registered public accounting firm, for services performed in the years ended December 31, 2021 and 2020, and breaks down these amounts by category of service:

	Year ended December 31,
	2021	2020

	(in thousands of Russian rubles)
Audit Fees	32,172	30,572
Audit-Related Fees	29,462	—
Tax Fees	336	—
All Other Fees	—	—
Total	61,970	30,572

Audit Fees

Audit fees for the years ended December 31, 2021 and 2020 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit related fees for the year ended December 31, 2021 were primarily related to services in connection with our initial public offering.

Tax Fees

Tax fees for the years ended December 31, 2021 and 2020 were related to the tax compliance services.

Audit Committee Pre-Approval Policies and Procedures

Pursuant to our audit committee charter, the audit committee, or the Chairman of the audit committee, must pre-approve any audit and non-audit service provided to the Company by the independent auditor, unless the engagement is entered into pursuant to appropriate preapproval policies established by the audit committee or if such service falls within available exceptions under SEC rules.

All services rendered by our independent auditor since the establishment of our audit committee were pre-approved by either the audit committee or the chair of the audit committee, in accordance with the audit committee’s pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2021, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer whose ADSs will be listed on the NYSE, we will have the option to follow certain Cypriot corporate governance practices rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:

●	We will follow home country practice that permits our independent directors to constitute less than the majority of the directors on our board of directors, rather than NYSE corporate governance rule 303A.01, which requires that a majority of the board be independent (although all members of the audit committee must be independent under the Exchange Act);
●	We will follow home country practice that permits us not to hold regular executive sessions where only non-management directors are present, rather than the NYSE corporate governance rule 303A.03, which requires an issuer to have regularly scheduled meetings at which only non-management directors attend;
●	We will follow home country practice that permits our nominating, compensation and corporate governance committee not to consist entirely of independent directors, rather than NYSE corporate governance rules 303A.04 and 303A.05, which requires boards to have a nominating and corporate governance committee and compensation committee consisting entirely of independent directors;
●	We will follow home country practice that does not require our board of directors to be nominated by the nominating and corporate governance committee, rather than NYSE corporate governance rule 303A.04, which requires director nominees for the next annual general meeting of shareholders to either be selected, or recommended for the board’s selection, by the nominating and corporate governance committee comprised solely of independent directors;
●	We will follow home country practice that generally permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation plans, rather than NYSE corporate governance rule 303A.08, which requires that our shareholders’ approve the establishment of, or any material amendments to any equity compensation plan;

●	We will follow home country practice, and not the NYSE corporate governance rules, relating to matters requiring shareholder approval. Under Cyprus law and our articles of association, the business of the Company shall be managed by the Board. The Board of directors is consequently authorized to take any decisions that are not reserved to the shareholders either by law or the articles of association. According to Cyprus law, the matters to be decided by the shareholders include, among others: (i) amendments to the articles of association, (ii) changes to the company’s name, (iii) purchase of the company’s own shares; (iv) liquidation of the company, (v) reduction of the company’s capital, (vi) increase of the company’s authorized capital and others.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may, in the future, decide to use other foreign private issuer exemptions with respect to some or all of the other NYSE listing requirements.

Furthermore, we are relying on the exemption under Rule 10A-3(b)(1)(iv)(A)(2) under the Exchange Act, which provides that a minority of the members of the listed issuer’s audit committee may be exempt from the independence requirements of paragraph (b)(1)(ii) of Rule 10A-3 for one year from the date of effectiveness of the registration statement covering an initial public offering of securities listed by the issuer. Our audit committee currently comprises three directors of whom two are independent directors. We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A)(2) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act. We expect that our audit committee will consist solely of independent directors within one year of the date of effectiveness of our registration statement covering our initial public offering.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of AO Deloitte & Touche CIS, an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
1.1	Articles of Association of the Company.	F-1	333-260218	3.1	October 13, 2021
2.1	Form of Deposit Agreement, dated November 4, 2021, among the Company, The Bank of New York Mellon, as depositary, and the owners and holders, from time to time, of the American Depositary Shares issued thereunder.	F-1	333-260218	4.1	October 13, 2021
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
2.3	Form of Registration Rights Agreement, dated as of November 4, 2021, among the Registrant and certain shareholders of the Company.	F-1	333-260218	4.3	October 13, 2021
2.4	Form of Coordination Agreement, dated as of November 4, 2021, among certain shareholders of the Company.	F-1	333-260218	4.4	October 13, 2021
2.5*	Description of Securities.
4.1*+	2021 Restricted Stock Units Plan.
4.2++	English translation of the Facility Agreement, dated as of July 31, 2019, among, iRealtor LLC, as borrower, Raiffeisenbank JSC, as credit manager, original creditor and pledge manager, and Rosbank JSC, as original creditor, among others.	F-1	333-260218	10.3	October 13, 2021
4.3++	Agreement for the Sale and Purchase of the Share Capital of LLC “N1.RU”, dated as of December 22, 2020, among Mimons Investments Limited, Hearst Shkulev Digital Regional Network B.V., HS Holding B.V. and Limited Liability Company “HS Publishing”, Limited Liability Company “Hearst Shkulev Media” and Limited Liability Company “InterMediaGroup”, acting as guarantors, among others.	F-1	333-260218	10.4	October 13, 2021
4.4++	English translation of the Service Agreement, dated as of July 27, 2017, between HeadHunter LLC and iRealtor LLC.	F-1	333-260218	10.5	October 13, 2021
4.5++	English translation of the Service Agreement, dated as of October 7, 2014, with HeadHunter LLC.	F-1	333-260218	10.6	October 13, 2021
4.6*	Form of Deed of Indemnification and Advancement.
8.1*	List of Subsidiaries of the Company.
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of AO Deloitte & Touche CIS.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
*101.SCH	Inline XBRL Taxonomy Extension Schema Document.
*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
*101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
*104	Cover Page Interactive Data File (embedded within the InLine XBRL document).
*	Filed herewith.
+	Indicates management contract or compensatory plan.

++

Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit because such information is both (i) non-material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Cian plc

Date: May 2, 2022	By:	/s/Maksim Melnikov
	Name:	Maksim Melnikov
	Title:	Chief Executive Officer

CIAN Group

Consolidated Financial Statements as of December 31, 2021 and

December 31, 2020 and for the years ended December 31, 2021,

December 31, 2020 and December 31, 2019

CIAN GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cian PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Cian PLC and subsidiaries (the “Group”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ AO Deloitte & Touche CIS

Moscow, the Russian Federation

March 30, 2022

We have served as the Group’s auditor since 2018.

CIAN GROUP

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

	Note	2021	2020	2019
Revenue	4	6,033	3,972	3,607
Operating expenses:
Marketing expenses	7	(2,253)	(1,697)	(2,159)
Employee-related expenses	8	(5,062)	(2,208)	(1,385)
IT expenses		(527)	(264)	(289)
Depreciation and amortization		(279)	(200)	(169)
Other operating expenses		(726)	(180)	(217)
Goodwill impairment	9	—	—	(256)
Total operating expenses		(8,847)	(4,549)	(4,475)

Operating loss		(2,814)	(577)	(868)
Finance costs		(61)	(72)	(38)
Finance income		19	11	7
Foreign currency exchange gain / (loss), net		53	(1)	(3)
Other income	20	6	—	—
Loss before income tax		(2,797)	(639)	(902)
Income tax (expense) / benefit	10	(60)	12	96
Loss for the year		(2,857)	(627)	(806)
Total comprehensive loss for the year		(2,857)	(627)	(806)

Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent		(44)	(11)	(14)
Basic and diluted weighted average number of ordinary shares		65,092,557	59,433,100	59,433,100

The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles)

		December 31,	December 31,
	Note	2021	2020
Assets
Non-current assets
Property and equipment		49	31
Right-of-use assets	11	98	125
Goodwill	6,12	785	—
Intangible assets	6,12	1,197	257
Deferred tax assets	10	226	237
Other non-current assets		15	9
Total non-current assets		2,370	659

Current assets
Inventories	13	108	—
Advances paid and prepaid expenses		93	88
Trade and other receivables	14	408	154
Prepaid income tax		4	—
Cash and cash equivalents	15	2,419	449
Other current assets		198	20
Total current assets		3,230	711
Total assets		5,600	1,370

Equity and liabilities
Equity
Share capital	16	2	—
Share premium	16	7,614	125
Equity-settled employee benefits reserves	18	110	—
Accumulated losses		(3,854)	(997)
Total equity		3,872	(872)

Liabilities
Non-current liabilities
Employee share-based payment liability	18	—	636
Lease liabilities	11	48	77
Deferred tax liabilities	10	135	28
Deferred income	20	125	—
Total non-current liabilities		308	741

Current liabilities
Borrowings	17	—	728
Contract liabilities	4	425	332
Trade and other payables	19	619	316
Income tax payable		59	15
Other taxes payable		241	74
Lease liabilities	11	43	36
Deferred income	20	33	—
Total current liabilities		1,420	1,501
Total liabilities		1,728	2,242
Total liabilities and equity		5,600	1,370

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 30, 2022 and signed by management:

Maksim Melnikov	Mikhail Lukyanov
Chief Executive Officer	Chief Financial and Strategy Officer

The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles)

				Equity-settled	Retained
				employee	earnings/
		Share	Share	benefits	(Accumulated	Total
	Note	capital	premium	reserves	losses)	equity
Balance at January 1, 2019		—	7	—	437	444
Loss and total comprehensive loss for the year		—	—	—	(806)	(806)
Contribution from shareholders		—	118	—	—	118
Other payments to shareholders		—	—	—	(1)	(1)
Balance at December 31, 2019		—	125	—	(370)	(245)

Balance at January 1, 2020		—	125	—	(370)	(245)
Loss and total comprehensive loss for the year		—	—	—	(627)	(627)
Balance at December 31, 2020		—	125	—	(997)	(872)

Balance at January 1, 2021		—	125	—	(997)	(872)
Loss and total comprehensive loss for the year		—	—	—	(2,857)	(2,857)
Effect arising from the share split	16	2	—	—	—	2
Issue of ordinary shares, net of transaction costs	16	—	7,489	—	—	7,489
Share-based payments	18	—	—	110	—	110
Balance at December 31, 2021		2	7,614	110	(3,854)	3,872

The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles)

	Note	2021	2020	2019
Cash flows from operating activities
Loss before income tax		(2,797)	(639)	(902)
Adjusted for:
Depreciation and amortization		279	200	169
Goodwill impairment		—	—	256
Employee share-based payment expense		2,549	558	67
Finance income		(19)	(11)	(7)
Finance costs		61	72	38
Foreign currency exchange (gain) / loss, net		(53)	1	3
Allowance for expected credit losses		16	—	—
Working capital changes:
Increase in trade and other receivables		(238)	(61)	(14)
(Increase) / decrease in advances paid and prepaid expenses		(9)	(32)	139
(Increase) / decrease in other assets		(232)	(13)	2
Increase / (decrease) in trade and other payables		235	(4)	(61)
Increase in contract liabilities and deferred income		230	148	2
(Decrease) / increase in other liabilities		(2,017)	98	(24)
Cash (used in) / generated from operating activities		(1,995)	317	(332)
Income tax paid		(26)	(28)	—
Interest received		16	11	6
Interest paid		(59)	(70)	(35)
Net cash (used in) / generated from operating activities		(2,064)	230	(361)

Cash flows from investing activities
Acquisition of a subsidiary, net of cash acquired	6	(1,651)	—	—
Purchase of property and equipment		(52)	(21)	(24)
Purchase of intangible assets		(89)	(90)	(104)
Loan issued to a related party	21	(25)	—	—
Loans issued to employees		—	—	(2)
Loans collected from employees		—	2	—
Net cash used in investing activities		(1,817)	(109)	(130)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	16	6,520	—	—
Contribution from shareholders		—	—	118
Proceeds from borrowings		—	320	672
Repayment of borrowings		(728)	(71)	(197)
Payment of principal portion of lease liabilities		(38)	(67)	(53)
Other payments to shareholders		—	—	(1)
Net cash generated from financing activities		5,754	182	539

Net increase in cash and cash equivalents		1,873	303	48
Cash and cash equivalents at the beginning of the year		449	148	103
Effect of exchange rate changes on cash and cash equivalents		111	(2)	(3)
Effect of an allowance for expected credit losses		(14)	—	—
Cash and cash equivalents at the end of the year		2,419	449	148

The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

1.     GENERAL INFORMATION

The consolidated financial statements of Cian PLC and its subsidiaries (collectively, the “Cian Group” or the “Group”) as of and for the year ended December 31, 2021 were authorized for issue in accordance with a resolution of the Board of directors on March 30, 2022.

Cian PLC (formerly Solaredge Holdings Limited) (the “Company” or the “Parent”) is a public liability company incorporated and domiciled in Cyprus. The registered office is located at Agiou Georgiou Makri, 64, Anna Maria Lena Court, flat/office 201, 6037, Larnaca, Cyprus. The Group’s principal place of business is Elektrozavodskaya street 27/8, premise I, floor 5, Moscow, 107023, Russian Federation.

The Group is principally engaged in online real estate classifieds business within the Russian Federation through the Group’s websites and mobile application.

Subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:

		% equity interest
	Principal activity / Country	December 31,	December 31,
Subsidiary	of incorporation	2021	2020
iRealtor LLC	Online real estate classifieds (Russia)	100%	100%
N1.ru LLC	Online real estate classifieds (Russia)	100%	—
MLSN LLC	Online real estate classifieds (Russia)	100%	—
N1 Technologies LLC	IT services and development (Russia)	100%	—
Financial Platform JSC	Financial platform operator (Russia)	9%*	—
Fastrunner Investment Limited	Holding (Cyprus)	100%	100%
Mimons Investments Limited	Holding (Cyprus)	100%	100%

*See Note 21 for more details.

On November 9, 2021, the Company completed an initial public offering (“IPO”) of 4,042,400 newly issued American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, on the New York Stock Exchange (“NYSE”).

The ultimate controlling party of the Group are Elbrus Capital Fund II L.P., Elbrus Capital Fund II B L.P. and Elbrus Capital Fund III A S.C.Sp. (together “Elbrus Capital”) which own an aggregate of 45.1% of the Group’s ordinary shares as of December 31, 2021.

Z:\cons_traditional\2022Data\Client_DTS\Cian PLC\20211231\Edits_C4.2\JMS2.     SIGNIFICANT ACCOUNTING POLICIES

2.1Basis of preparation

The Group’s consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for share-based payment reserves (Note 18) which are measured at the grant date fair value for the equity-settled employee benefits reserves and at fair value on each reporting date for the cash-settled share-based payment liability.

The consolidated financial statements have been prepared on the assumption that the Group is a going concern and will continue in operation for the foreseeable future (Note 23).

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

2.2Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2021 and 2020, respectively. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

●	power over the investee;
●	exposure, or rights, to variable returns from its involvement with the investee; and
●	the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if any facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year, are included in the consolidated financial statements from the date the Group gains control over the subsidiary until the date the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to the transactions between members of the Group are eliminated in full on consolidation.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3New standards, interpretations and amendments

The Group applied for the first-time all standards, interpretations and amendments, relevant for its operations, which are effective for annual periods beginning on or after January 1, 2021. These standards, interpretations and amendments do not have a material impact on the Group’s consolidated financial statements.

●	Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.
●	Covid-19-Related Rent Concessions beyond June 30, 2021 (Amendments to IFRS 16).

The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The following amended standards and interpretations are not expected to have a material impact on the Group’s consolidated financial statements:

●	IFRS 17 Insurance Contracts (effective date – January 1, 2023).
●	Amendments to IAS 1: Classification of Liabilities as Current or Non-current (effective date – January 1, 2023).
●	Reference to the Conceptual Framework – Amendments to IFRS 3 (effective date - January 1, 2022).
●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16 (effective date – January 1, 2022).
●	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37 (effective date – January 1, 2022).
●	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter (effective date – January 1, 2022).
●	IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities (effective date – January 1, 2022).
●	IAS 41 Agriculture – Taxation in fair value measurements (effective date – January 1, 2022).
●	Definition of Accounting Estimates – Amendments to IAS 8 (effective date – January 1, 2023).

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

●	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2 (effective date – January 1, 2023).

2.4Summary of significant accounting policies

a) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

The Group determines that it has acquired a business when the acquired set of activities and assets includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized, but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that are expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (which cannot exceed one year from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

b) Foreign currencies

The Group’s consolidated financial statements are presented in Russian Rubles (“RUB”), which is also the Company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of all of the Company’s subsidiaries is the RUB.

Transactions in foreign currencies are initially recorded by the Group’s subsidiaries in their functional currency at exchange rates prevailing at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at exchange rates prevailing at the reporting date. Differences arising on settlement or translation of monetary items are recognized within “Foreign currency exchange gain / (loss), net”, in the consolidated statement of profit and loss and other comprehensive income.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The RUB is not a fully convertible currency outside Russia. Within the Russian Federation, official exchange rates are determined by the Central Bank of the Russian Federation.

c) Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of products or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those products or services.

i. Listing revenue

Listing revenue is derived from offering online listings and related value-added services, such as different listing promotion options, to the Group’s customers on its websites and mobile applications based on a cost per time basis. Customers can purchase either individual listings and value-added services, listing packages or subscriptions, which combine a number of listings and value-added services. The cash collected from the sale of online listings and related value-added services (both under the pay-per-listing, listing package model or the subscription model) is initially recorded as contract liability (deferred revenue) in the consolidated statement of financial position and subsequently recognized as revenue over time as customers receive and consume the benefits of the access to online listings and related value-added services over the contractual period. The average time period between receipt of payment from the customer and delivery of online listings is 30 days.

ii. Lead generation revenue

Lead generation revenue represents fees charged to real estate developers for establishing and referring contacts (or leads) based on the number of qualified calls (validated user connections) received from primary real-estate listing posted primarily through Group’s platform (as part of the “Core Business” segment) or through our partner bank’s site (as part of the “Mortgage Marketplace” segment). Performance obligation is satisfied at a point in time of occurrence of each qualified call. Payment is received after the delivery of validated connections. Payment is generally due within 20 to 30 days from providing these services.

iii. Display advertising revenue

The Group’s advertising services allow third parties to place advertisements in particular areas of the Group’s websites and mobile application. Advertising revenue is recognized over time based on upfront monthly fees agreed in media plans, which also include targeted number of views or clicks during the period of advertisement. Payment is generally due within 20 to 30 days from providing advertising services.

iv. Loyalty program

The Group has a loyalty points program which allows listing revenue customers to accumulate points that can be redeemed against future purchases. The loyalty points give rise to a separate performance obligation as they provide a material right to acquire additional services at a discount to the customer, that it would not receive without entering into that contract. A portion of transaction price is allocated to the loyalty points awarded to customers based on a stand-alone selling price of points and recognized as deferred revenue (contract liability) in the consolidated statement of financial position. Deferred revenue is recognized as revenue when loyalty points are redeemed, expire or the likelihood of the customer redeeming the points becomes remote. When estimating stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

v. Other revenue

The Group explores new ways of monetization of its website and mobile application traffic and content database and develops new business initiatives, primarily Mortgage Marketplace, Data Analytics Services and Home Swap Services.

Mortgage Marketplace revenue comprises commission fees charged to banks for selling their mortgage products to the Group’s websites and mobile application users. Upon sale, the Group charges the banks a fixed rate commission fee based on the mortgage amount (“Marketplace commission”). The Group’s performance obligation with respect to these transactions is to arrange the transaction through its websites or mobile application. Marketplace commission is recognized on a net basis at the point of signing the mortgage agreement between the bank and the individual user. Payment is generally due within 20 to 30 days from providing these services.

Data Analytics Services revenue represents fees derived from the Group’s customers for providing access to the Group’s database of real estate content. The access can be provided either in the form of an individual report or on a subscription basis. The cash collected from the sales of subscription is initially recorded as deferred revenue in the consolidated statement of financial position and subsequently recognized as revenue over the subscription period. Revenue from sales of individual reports is recognized at the point of delivery of the report to the customer. Payment is generally due within 20 to 30 days from providing an individual report or a prepayment basis in a case of subscription.

Home Swap services revenue is derived from resale of properties. Revenue is recognized at the time of the closing of the property sale when title to and possession of the property are transferred to the buyer. The amount of revenue recognized for each property sale is equal to the full sales price of the property and does not reflect real estate agent commissions, closing or other costs associated with the transaction.

d) Operating expenses

Operating expenses consist primarily of advertising and marketing costs, employee-related expenses including payroll, IT expenses including hosting, technical support and telecommunication services, depreciation and amortization expenses and other expenses such as office maintenance, consulting and other general corporate expenses. Operating expenses are expensed as incurred.

e) Income taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Income taxes are computed in accordance with the laws of the Company’s and its subsidiaries’ jurisdictions. Taxable income of the Group’s companies incorporated in Russia and Cyprus is subject to local income tax at rates of 20.0% (N1 Technologies LLC – 3.0%) and 12.5%, respectively.

Deferred tax

Deferred income taxes are accounted for under the balance sheet method and reflect the tax effect of temporary differences between the tax basis of assets and liabilities and their carrying amounts in the accompanying consolidated financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

●	when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
●	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

●	when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
●	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Deferred tax assets are derecognized when it is no longer probable that sufficient taxable profit will be available against which the deductible temporary differences can be recognized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

f) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property and equipment is recognized as an asset if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of minor repairs and day-to-day maintenance are expensed when incurred. Cost of replacing major parts or components of property and equipment items that extend the useful lives of assets or increase their revenue-generating capacities are capitalized and the replaced part is retired.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Useful lives
in years
Office equipment	1–5

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statement of profit or loss when the asset is derecognized.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Property and equipment are also subject to impairment. Refer to the accounting policies in section (i) Impairment of non-financial assets excluding goodwill.

g) Leases

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term as follows:

Lease term
in years
Offices	3 – 4

Right-of use assets are also subject to impairment. Refer to the accounting policies in section (i) Impairment of non-financial assets excluding goodwill.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Presentation in the consolidated statement of cash flows

The Group classifies cash payments for the principal portion of lease liabilities within financing activities and cash payments for the interest portion of the lease liabilities within operating activities.

h) Intangible assets

Intangible assets acquired separately are measured upon initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:

●	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;
●	its intention to complete and its ability and intention to use or sell the asset;
●	how the asset will generate future economic benefits;
●	the availability of resources to complete the asset; and
●	the ability to measure reliably the expenditure during development.

Intangible assets are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period for an intangible asset is reviewed at least at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

The amortization of intangible assets is recorded in depreciation and amortization within the consolidated statements of profit or loss and other comprehensive income.

Amortization is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Useful lives
in years
Trademarks	7-9
Customer base	15-18
Computer software	1-3
Video and audio rights	1
Development costs	5

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss.

i) Impairment of non-financial assets excluding goodwill

At each reporting date, the Group reviews the carrying amounts of its property and equipment, right-of-use assets and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss, if any. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. In determining fair value less costs of disposal, valuation multiples and the Company’s share price are taken into account.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

i) Inventories

Inventories are comprised of properties acquired through Home Swap service and are stated at the lower of cost or net realizable value. Properties are removed from inventories based on a specific identification of individual costs when they are resold. These costs comprise the purchase price and state duties.

The Group reviews the value of properties held in inventories for indicators that net realizable value is lower than cost at the end of each reporting period. When evidence exists that the net realizable value of inventories is lower than its cost, the difference is recognized in other operating expenses.

j) Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts.

k) Share-based payments

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognized in employee-related expenses, together with a corresponding increase in equity (equity-settled employee benefits reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the statement of profit or loss and other comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

Cash-settled transactions

Certain senior level employees of the Group have received remuneration in the form of share-based payments (“phantom shares”), which are settled in cash (cash-settled transactions). For cash-settled share-based payments, a liability is recognized initially at the fair value. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in employee-related expenses.

l) Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

m) Value added tax

Expenses and assets are recognized net of the amount of value added tax (“VAT”), except when the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item.

The net amount of the VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

n) Loss per share

Basic and diluted net loss per ordinary share for all periods presented has been determined in accordance with IAS 33 “Earnings per Share”, by dividing income available to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period. The Group did not have any dilutive instruments as of December 31, 2021 and 2020. As of December 31, 2021 the Group had equity-settled share-based awards (Note 18) that were antidilutive as of reporting date. Should the Group earn any profit in the future, these equity-settled share-based awards will become dilutive and will be considered in the calculation of the diluted earnings per share.

o) Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, and for which discrete financial information is available. The Group’s operating results (Note 5) are reviewed regularly by the Group’s Board of Directors (BOD) and Chief Executive Officer (CEO) to make decisions about resources to be allocated to the segment and assess its performance. Segment results are reported to the BOD and CEO and include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

p) Financial instruments

Initial recognition and measurement

In accordance with IFRS 9, financial assets are classified, at initial recognition, as amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

In accordance with IFRS 9, financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss and financial liabilities at amortized cost, as appropriate.

The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

The Group’s financial assets include cash and cash equivalents, rent security deposits, trade and other receivables. The Group’s financial liabilities include trade and other payables, lease liabilities and borrowings.

Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. Fair value of traded financial instruments is determined on each reporting date on the basis of market quotations or dealers’ quotations without transaction costs deduction. For the financial instruments which are not traded on the market, fair value is determined with the use of appropriate valuation methods. These methods include use of market transactions data, use of data on the current fair value of other similar financial instruments, analysis of discounted cash flows or other valuation methods.

The Group uses the following structure for determination and disclosure of valuation methods of fair value of financial instruments:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 inputs are unobservable inputs for the asset or liability.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Subsequent measurement

Financial assets and financial liabilities at amortized cost

This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:

●	the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the consolidated statement of profit or loss and other comprehensive income.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

●	the rights to receive cash flows from the asset have expired; or
●	the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and
●	either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged or is cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of profit or loss and other comprehensive income.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for all financial assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. ECLs are discounted at the effective interest rate of the financial asset in case of long-term assets.

Under IFRS 9, ECLs are measured on either of the following bases:

●	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
●	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

The Group applies a simplified approach in calculating lifetime ECLs for accounts receivable. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For all other financial assets, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

When determining whether the credit risk of a financial instrument has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:

●	the financial instrument has a low risk of default – when the counterparty has an external credit rating of ‘investment grade’ in accordance with the globally understood definition (rating BBB- or higher, based on Standard & Poor’s and Fitch ratings);
●	the debtor has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Allowances for expected credit losses for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

3.     SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements requires management to make judgments; estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities; and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Judgments

In the process of applying the Group’s accounting policies, no judgments were made by management, which had a material effect on the amounts recognized in the consolidated financial statements.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Group based its assumptions and estimates on the parameters available at the time of consolidated financial statements preparation. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Useful lives of intangible assets

The estimation of the useful lives of intangible assets acquired through business combinations or generated internally is a matter of judgment based on the experience with similar assets. The future economic benefits embodied in the assets are consumed principally through their use. However, other factors related to the economic environment and market situation often result in the diminution of the economic benefits embodied in the assets. Management assesses the remaining useful lives in accordance with the current market conditions of the assets and the estimated period during which the assets are expected to earn benefits for the Group.

Compliance with tax legislation

The taxation system in the Russian Federation continues to evolve and is characterized by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years. However, under certain circumstances a tax year may remain open longer.

This may potentially impact the Group’s tax position and create additional tax risks. This legislation and practice of its application is still evolving and the impact of legislative changes should be considered based on the actual circumstances. Management believes that it has adequately provided for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the tax authorities and courts, especially due to the reform of the supreme courts that are resolving tax disputes, could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be significant.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

4.     REVENUE FROM CONTRACTS WITH CUSTOMERS

4.1 Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:

For the year ended December 31, 2021

	At a point in		Total
	time	Over time	revenue
Listing revenue	—	3,699	3,699
Lead generation revenue	1,332	—	1,332
Display advertising revenue	—	601	601
Other revenue	353	48	401
Total revenue	1,685	4,348	6,033

For the year ended December 31, 2020

	At a point in		Total
	time	Over time	revenue
Listing revenue	—	2,383	2,383
Lead generation revenue	994	—	994
Display advertising revenue	—	456	456
Other revenue	101	38	139
Total revenue	1,095	2,877	3,972

For the year ended December 31, 2019

	At a point in		Total
	time	Over time	revenue
Listing revenue	—	2,481	2,481
Lead generation revenue	623	—	623
Display advertising revenue	—	452	452
Other revenue	30	21	51
Total revenue	653	2,954	3,607

Listing, lead generation and display advertising revenues relate to the “Core Business” operating segment, while other revenue represents operating segments “Mortgage Marketplace”, “Valuation and Analytics”, “C2C Rental” and “End-to-End Offerings” (Note 5).

4.2 Contract balances

The following table provides information about the Group’s trade receivables and contract liabilities from contracts with customers:

	December 31,	December 31,
	2021	2020
Trade receivables (Note 14)	225	145
Contract liabilities (including 37 of loyalty points (2020: 27))	(425)	(332)

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Contract liabilities represent the transaction price allocated to unsatisfied performance obligations, advances received from customers before the Group transfers the related products or services and loyalty points not redeemed. Contract liabilities are recognized as revenue when the Group transfers control over the related products or services to the customer. The outstanding balances of contract liabilities increased in 2021 due to the continuous increase in the Group’s customer base. The total amount of contract liabilities as of each year end has been or to be recognized as revenue in the subsequent year.

5.     SEGMENT INFORMATION

Since the IPO, the chief operating decision-maker (CODM) of the Group are the Board of Directors and the Chief Executive Officer. The CODM reviews the Group’s internal reporting based on the management accounts in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

In evaluating the performance of the Group’s operating segments and allocating resources, the CODM reviews selected items of each segment’s statement of profit or loss and other comprehensive income including revenue and Adjusted EBITDA (an operating loss for the period before depreciation and amortization and other adjustments described in the table “Reconciliation of Adjusted EBITDA to Loss before income tax”). All other financial information is presented on a consolidated basis. Assets and liabilities are not allocated to the different operating segments for internal reporting purposes.

The Group identifies its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group has identified the following operating segments on this basis, as these segments are analyzed separately by management:

-	Core Business;
-	Mortgage Marketplace;
-	Valuation and Analytics;
-	C2C Rental; and
-	End-to-End Offerings.

The “Core Business” segment represents the mature main service line of real estate online classifieds and related advertising services provided on the Group’s platform (websites cian.ru, n1.ru, mlsn.ru and emls.ru and mobile applications). This segment relates to the online real estate classified platform, where clients like real estate agencies and agents, developers and individual property owners place their property listings and related advertising materials.

Each of the other operating segments represents the Group’s new offerings focused on developing different transactional business models:

●	Mortgage Marketplace represents a platform for mortgage price comparison, mortgage pre-approval and origination, where the Group earns commissions from its partner banks for distributing their mortgage products;
●	Valuation and Analytics – services where the Group earns fees derived from the customers for providing access to the Group’s proprietary real estate market research, data analytics and market intelligence services;
●	C2C Rental – a service to facilitate seamless rental transactions, where the Group earns revenue for providing an end-to-end solution in property rentals. The Group decided to cease development of this service in the fourth quarter of 2021 due to a combination of factors, such as insufficient market perspectives and lower than planned performance;
●	End-to-End Offerings – a new operating segment which emerged in 2021, which comprises the following services. The CODM does not review the service offerings individually and thus End-to-End represents an operating segment:
o	Howe Swap service – a service, where the Group acquires and resells properties. This service was launched in the fourth quarter of 2021 as part of the pilot project, and

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

o	Online Transaction Services – a service, that enables online execution of real estate transactions (including document checking, verification, signing and storage, notary services, registration and tax refunds) and facilitates simultaneous sales and purchases for our customers and users.

Revenue in all periods presented in the financial statements is derived from third parties and there is no inter-segment revenue. The Group operates only in Russia.

Revenue and costs are directly attributed to the Group’s segments when possible. However, due to the integrated structure of the Group’s business, certain costs incurred by one segment may benefit the other segments. These costs primarily include headcount-related expenses, marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to each segment based on the estimated benefit each segment receives from such expenses, using specific allocation drivers representing this benefit. Substantially all assets and liabilities relate to the “Core Business” operating segment.

Management reporting is different from IFRS, the differences are IFRS adjustments listed below, which are not analyzed by the CODM in assessing the operating performance of the business:

-	Reclassification of lease related amortization and interest – for the purposes of CODM’s assessment of operating performance rental expenses are considered operating expenses included in Adjusted EBITDA, rather than depreciation and interest expense, thus, IFRS 16 ‘Leases’ is not applied in internal reporting;
-	Reclassification of operating expense related to software licenses to amortization – for the purposes of CODM’s assessment of operating performance expenses related to software licenses are considered operating expenses included in Adjusted EBITDA, rather than amortization of intangible assets;
-	Capitalized development costs – for the purposes of CODM’s assessment of operating performance expenses none of the expenses are capitalized;
-	Share-based payments – for the purposes of CODM’s assessment of operating performance the fair value adjustments related to remeasurement of share-based payments liability are not analyzed; and
-	Income from the depositary – for the purposes of CODM’s assessment of operating performance income from the depository is not analyzed, as this is not an operating income stream and it relates purely to the Group’s public status and its ADSs program;

as well as non-recurring items, such as IPO costs, that occur from time to time and are evaluated for adjustment as and when they occur.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Information on each of the reportable and other segments and reconciliation to Loss before income tax is as follows:

	For the year ended December 31, 2021
			Valuation
	Core	Mortgage	and		End-to-End
	Business	Marketplace	Analytics	C2C Rental	Offerings	Total
Revenue, including:	5,641	295	45	3	49	6,033
Listing revenue	3,699	—	—	—	—	3,699
Lead generation revenue	1,329	3	—	—	—	1,332
Display advertising revenue	596	5	—	—	—	601
Other revenue	17	287	45	3	49	401

Adjusted EBITDA	1,139	(482)	(72)	(148)	(224)	213
Reconciliation of Adjusted EBITDA to Loss before income tax
Adjusted EBITDA						213
Depreciation and amortization						(279)
Finance expenses, net						(42)
Foreign currency exchange gain, net						53
IPO-related costs						(304)
Income from the depositary						6
Reclassification of lease related amortization and interest						60
Reclassification of operating expense related to software licenses to amortization						45
Share-based payments						(2,549)
Loss before income tax						(2,797)

	For the year ended December 31, 2020
			Valuation
	Core	Mortgage	and
	Business	Marketplace	Analytics	C2C Rental	Total
Revenue, including:	3,822	110	39	1	3,972
Listing revenue	2,383	—	—	—	2,383
Lead generation revenue	991	3	—	—	994
Display advertising revenue	439	17	—	—	456
Other revenue	9	90	39	1	139
Adjusted EBITDA	532	(254)	(119)	(126)	33
Reconciliation of Adjusted EBITDA to Loss before income tax
Adjusted EBITDA					33
Depreciation and amortization					(200)
Finance expenses, net					(61)
Foreign currency exchange loss, net					(1)
Capitalized development costs					43
Reclassification of lease related amortization and interest					74
Reclassification of operating expense related to software licenses to amortization					31
Share-based payments					(558)
Loss before income tax					(639)

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

	For the year ended December 31, 2019
			Valuation
	Core	Mortgage	and
	Business	Marketplace	Analytics	C2C Rental	Total
Revenue, including:	3,555	34	18	—	3,607
Listing revenue	2,481	—	—	—	2,481
Lead generation revenue	622	1	—	—	623
Display advertising revenue	440	12	—	—	452
Other revenue	12	21	18	—	51
Adjusted EBITDA	(193)	(153)	(81)	(65)	(492)
Reconciliation of Adjusted EBITDA to Loss before income tax
Adjusted EBITDA					(492)

Depreciation and amortization	(169)
Finance expenses, net	(31)
Foreign currency exchange loss, net	(3)
Capitalized development costs	22
Reclassification of lease related amortization and interest	71
Reclassification of operating expense related to software licenses to amortization	23
Share-based payments	(67)
Goodwill impairment	(256)
Loss before income tax	(902)

6.     BUSINESS COMBINATION

On February 5, 2021, the Group completed its acquisition of 100% of N1.ru LLC (together with its subsidiaries, the “N1 Group”), a real estate-focused classifieds business that primarily operates in regional cities in Russia, such as Novosibirsk, Ekaterinburg and Omsk, for a total cash consideration of 1,785. The primary reason for the business combination was to enhance the Group’s position in Russia’s regions outside Moscow and Saint-Petersburg. The acquisition has been accounted for using the acquisition method. The Group’s consolidated financial statements include the results of the N1 Group from February 5, 2021 until December 31, 2021.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

The purchase price has been allocated based on the fair values assigned to the assets acquired and liabilities assumed as of February 5, 2021, as follows:

February 5,
2021
Assets
Customer base	753
Trademarks	254
Other intangible assets	39
Right-of-use assets	18
Property and equipment	7
Cash and cash equivalents	134
Other assets	49
Total assets	1,254
Liabilities
Contract liabilities	(21)
Trade and other payables	(51)
Lease liabilities	(18)
Deferred tax liabilities	(130)
Other liabilities	(34)
Total liabilities	(254)
Total identifiable net assets at fair value	1,000

Goodwill arising from the acquisition	785
Purchase consideration transferred	1,785
Analysis of cash flows from the acquisition:
Net cash acquired with the subsidiary (included in cash flows from investing activities)	134
Cash paid	(1,785)
Net cash flow from the acquisition	(1,651)

As of the acquisition date, the fair value of trade receivables was 5. Trade receivables comprised gross contractual amounts of 17, of which 12 was expected to be uncollectable as of the acquisition date.

Deferred tax liabilities represent the tax effect of temporary differences arising on identifiable assets recognized at their fair values.

If the acquisition of the N1 Group had taken place on January 1, 2021, consolidated revenue for the year ended December 31, 2021 would have been 6,066 and consolidated loss for the same period would have been 2,892.

The goodwill recognized is primarily attributed to the expected synergies from combining the activities of the N1 Group with those of the Cian Group. The goodwill is not deductible for income tax purposes.

The Group incurred acquisition-related costs of 16 relating to external legal fees and due diligence costs. These costs have been included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Planned acquisition of SmartDeal

On December 27, 2021, the Group entered into a binding preliminary agreement for acquisition of 100% in SmartDeal (Praktika Uspekha LLC), a company which provides e-registration and adjacent services for various types of property deals. Completion of the acquisition is subject to customary closing conditions and among other things, regulatory clearance by the Government Commission on Monitoring Foreign Investment. The acquisition was not completed by the date of these financial statements.

7.     MARKETING EXPENSES

	2021	2020	2019
Online marketing	(1,631)	(1,498)	(1,134)
Offline marketing	(556)	(139)	(959)
Other marketing expenses	(66)	(60)	(66)
Total marketing expenses	(2,253)	(1,697)	(2,159)

Marketing expenses are only purchased advertising exclusive of any employee-related expenses.

8.     EMPLOYEE-RELATED EXPENSES

	2021	2020	2019
Wages, salaries and related taxes	(2,394)	(1,610)	(1,246)
Share-based payment expense (Note 18)	(2,549)	(558)	(67)
Other employee-related expenses	(119)	(40)	(72)
Total employee-related expenses	(5,062)	(2,208)	(1,385)

9.     GOODWILL IMPAIRMENT

Goodwill of 256 was recognized in 2014 as a result of an acquisition of EMLS Group (“EMLS”), a leading online real estate classifieds website in Saint-Petersburg and Leningrad region. Goodwill was allocated to the cash-generating unit (CGU) of EMLS. In December 2019, management of the Group decided to gradually cease the operations of the website “emls.ru” during the next two years and transfer its customer base to the Group’s main website “cian.ru” and Cian mobile application, and, accordingly, goodwill was written off in full as of December 31, 2019.

10.     INCOME TAX

The major components of income tax (expense) / benefit for the years ended December 31, 2021, 2020 and 2019 are:

	2021	2020	2019
Current income tax expense	(71)	(18)	—
Adjustments in respect of current income tax of previous years	—	(1)	—
Deferred tax benefit	11	31	96
Income tax (expense) / benefit	(60)	12	96

The major part of the Group’s pre-tax losses and income tax expenses / benefits is generated in Russia. Pre-tax gains or losses of the Group’s companies in Cyprus mainly relate to foreign exchange gains and losses and other items which are generally non-taxable (non-deductible) in that jurisdiction. These items affect pre-tax loss but do not have any impact on income tax expense / benefit.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Below is a reconciliation of theoretical income tax based on the Russian statutory income tax rate of 20% to the actual tax recorded in the consolidated statement of profit or loss and other comprehensive income:

	2021	2020	2019
Loss before income tax	(2,797)	(639)	(902)
Income tax benefit calculated at Russia’s statutory income tax rate	559	128	180
Goodwill impairment	—	—	(51)
Effect of a lower tax rate in a subsidiary	(4)	—	—
Adjustments in respect of current income tax of previous years	—	(1)	—
Share-based payments	(510)	(112)	(13)
Other non-deductible expenses	(105)	(3)	(20)
Income tax (expense) / benefit for the year	(60)	12	96

Set out below is the summary of deferred tax assets and liabilities as of December 31, 2021 and 2020:

	Consolidated statement of
	financial position		Consolidated statement of
	as of December 31,		profit or loss
	2021	2020	2021	2020
Deferred tax assets arising from:
Tax losses carried forward	113	149	(36)	(17)
Revenue recognition	71	59	12	27
Lease liabilities	17	23	(6)	3
Employee benefits	24	24	—	5
Intangible assets	23	15	8	13
Trade receivables	2	1	1	—
Total deferred tax assets before set-off	250	271	(21)	31
Set-off of tax	(24)	(34)	—	—
Net deferred tax assets	226	237	—	—
Deferred tax liabilities arising from:
Intangible assets	(138)	(33)	24	3
Right-of-use assets	(18)	(25)	7	(3)
Property and equipment	(2)	(2)	—	1
Other items	(1)	(2)	1	(1)
Total deferred tax liabilities before set-off	(159)	(62)	32	—
Set-off of tax	24	34	—	—
Net deferred tax liabilities	(135)	(28)	—	—
Net deferred tax asset	91	209	—	—
Deferred tax benefit	—	—	11	31

The Group has accumulated tax losses of 565 (2020: 745) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. The losses have arisen in the key Russian operating subsidiary of the Group. The Group recognized deferred tax assets in respect of these losses as they are fully recoverable in the foreseeable future according to the management’s forecast. In such assessment management took into account differences between Russian Tax Law and IFRS, historical deviations from the budget and actual offset of 180 from the balance of accumulated losses against taxable profit of the subsidiary in 2021.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

11.     LEASES

The Group leases several office buildings to provide employees with comfortable working conditions. Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use	Lease
	assets	liabilities
As of January 1, 2020	111	(100)
Additions	—	—
Remeasurement / modification	81	(80)
Depreciation expense	(67)	—
Interest expense	—	(7)
Payments	—	74
As of December 31, 2020	125	(113)
Additions	—	—
Acquisition of a subsidiary (Note 6)	18	(18)
Depreciation expense	(45)	—
Interest expense	—	(9)
Set-off	—	2
Payments	—	47
As of December 31, 2021	98	(91)

The maturity analysis of lease liabilities based on contractual undiscounted payments is disclosed in Note 22.

12.     INTANGIBLE ASSETS AND GOODWILL

		Customer	Computer	Video/	Development
	Trademarks	base	software	audio rights	costs	Goodwill	Total
Cost
At January 1, 2020	76	186	74	104	26	—	466
Additions	—	—	37	14	43	—	94
Disposals	—	—	—	—	—	—	—
At December 31, 2020	76	186	111	118	69	—	560
At January 1, 2021	76	186	111	118	69	—	560
Additions	—	—	51	38	—	—	89
Acquisition of a subsidiary (Note 6)	254	753	39	—	—	785	1,831
Disposals	—	—	—	(109)	—	—	(109)
At December 31, 2021	330	939	201	47	69	785	2,371
Amortization and impairment
At January 1, 2020	(39)	(53)	(50)	(51)	(1)	—	(194)
Amortization charge	(18)	(10)	(31)	(47)	(3)	—	(109)
Disposals	—	—	—	—	—	—	—
At December 31, 2020	(57)	(63)	(81)	(98)	(4)	—	(303)
At January 1, 2021	(57)	(63)	(81)	(98)	(4)	—	(303)
Amortization charge	(44)	(56)	(52)	(32)	(11)	—	(195)
Disposals	—	—	—	109	—	—	109
At December 31, 2021	(101)	(119)	(133)	(21)	(15)	—	(389)
Carrying amounts
At December 31, 2020	19	123	30	20	65	—	257
At December 31, 2021	229	820	68	26	54	785	1,982

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Impairment test

The Group’s non-current assets are fully attributable to the “Core Business” cash-generating unit (CGU). The “Core Business” CGU represents the main service line of real estate classifieds and related advertising services provided on the Group’s platforms (websites and mobile applications). “Mortgage Marketplace”, “Valuation and Analytics”, “C2C Rental” and “End-to-End Offerings” each represent a separate CGU; however, the Group did not recognize any assets related to these CGUs as of December 31, 2021 and 2020, as there was no convincing evidence available that these services would generate future economic benefits.

Goodwill recognized as a result of the N1 Group’s acquisition has been fully allocated to the “Core Business” CGU.

At December 31, 2021 management estimated the recoverable amount of the “Core Business” CGU based on its fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares (Level 1) on the estimated portion attributable to the “Core Business” CGU. At December 31, 2021 the estimated recoverable amount of the “Core Business” CGU exceeded its carrying amount. No reasonably possible change in the fair value less costs of disposal of the “Core Business” CGU would result in the impairment.

13.     INVENTORIES

The Group is planning to launch Home Swap service in order to provide an alternative way to finance a real estate purchase by facilitating simultaneous sales and purchases of properties. The Home Swap service is currently in its testing phase, where the Group checks different consumer hypotheses to find the best product market fit. Within the testing period, the Group purchases some properties for the Group’s own account to support the development of this service. The total amount of such purchases amounted to 141 in 2021.

In 2021, inventories of 33 (2020: nil) were recognized as an expense during the year, in which the related revenue was recognized, and included in other operating expenses.

14.     TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2021	2020
Trade receivables from third parties	233	151
Other receivables from third parties	183	9
Allowance for expected credit losses	(8)	(6)
Total trade and other receivables	408	154

Other receivables mainly represent consideration receivable from a depositary (Note 20).

Trade and other receivables are non-interest bearing and are generally on terms of 20 to 30 days.

Set out below is the movement in the allowance for expected credit losses of accounts receivable:

	2021	2020
Balance at the beginning of the year	(6)	(6)
Allowance for expected credit losses	(2)	—
Balance at the end of the year	(8)	(6)

Information about the Group’s exposure to credit and market risks is presented in Note 22.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

15.     CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2021	2020
Cash at banks and on hand	1,998	43
Short-term deposits	435	406
Allowance for expected credit losses	(14)	—
Total cash and cash equivalents	2,419	449

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective market short-term deposit rates. Information about the credit risk over cash and cash equivalents is presented in Note 22.

16.     SHARE CAPITAL

In August 2021, pursuant to a special resolution at a general meeting of its shareholders, the Company:

-	made a 1-for-2,500 split of its ordinary shares;
-	increased the authorized share capital by the creation of additional 121,625,000 ordinary shares of EUR 0.0004 each; and
-	issued and allotted 56,797,500 fully paid ordinary shares of EUR 0.0004 each to its existing shareholders on a pro rata basis.

All shares, per share amounts and related information in these consolidated financial statements have been retroactively adjusted, where applicable, to reflect the impact of the share split and pro rata allotment of ordinary shares issued (collectively, the “share split”). The retroactive adjustment was first applied within the prior year consolidated financial statements.

	Authorized		Issued and fully paid
	December 31,	December 31,	December 31,	December 31,
Number of shares	2021	2020	2021	2020
Ordinary shares of EUR 0.0004 each	130,000,000	66,366,961	69,871,511	59,433,100
	130,000,000	66,366,961	69,871,511	59,433,100

	Number of	Share	Share
	ordinary shares	capital	premium
At January 1, 2020	59,433,100	—	125
At December 31, 2020	59,433,100	—	125
Issue of shares in the private placement	5,566,900	—	2,291
Issue of shares in the IPO	4,042,400	—	4,624
Issue of shares under the phantom share program (Note 18)	829,111	—	966
Effect arising from the share split	—	2	—
Transaction costs	—	—	(392)
At December 31, 2021	69,871,511	2	7,614

In February 2021, the Company issued 5,566,900 ordinary shares to the existing and new shareholders and received 2,265 in cash.

In November 2021, the Company issued 4,042,400 ordinary shares, represented by the ADSs, in the IPO on the NYSE. The Company received 4,255 in net proceeds from the IPO after deducting underwriting fees and other transaction costs.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

17.     BORROWINGS

				Amount, incl. accrued interest
				December 31,	December 31,
	Interest rate	Currency	Maturity	2021	2020
Bank loan	CBR key rate+3.35%	RUB	2021-2022	—	429
Bank loan	CBR key rate+3.8%	RUB	2021-2024	—	299
Total				—	728

In December 2021, the Group fully repaid all bank loans.

18.     SHARE-BASED COMPENSATION

Phantom Share Program

In 2018, the Group’s Board of Directors approved a long-term incentive program for certain senior level employees. Under this program, in 2018, 2019 and 2021 the Group granted an aggregate of 4,923,042 shares (“phantom shares”) to employees that entitled them to a cash payment after one to five years of service depending on the participant. The amount of the cash payment was determined based on the increase in the share price of the Company between the grant date and the time of exercise. The plan stipulated the following payments:

1.	Liquidity event payments. Participants of the program were entitled to a cash payment upon occurrence of some liquidity events such as an initial public offering (“IPO”) or an acquisition of control over the Group by a third party.
2.	Non-liquidity event payments. Participants of the program were entitled to a cash payment after the termination of the service period if the net debt (calculated as borrowings less cash and cash equivalents) does not exceed three times the lowest between EBITDA (calculated as operating profit plus amortization and depreciation) and Adjusted EBITDA (calculated as described in Note 5) as of the date of the notice sent by the participants to the Company.

In connection with the IPO, the Group amended the terms of this long-term incentive program, such that the employees could choose to receive payment for vested phantom shares in cash or in ordinary shares upon the completion of the IPO. As a result of this amendment, the Group issued an aggregate of 829,111 ordinary shares to its employees to satisfy its outstanding obligations under this long-term incentive program.

Set out below are the movements in the Group’s share-based payment liabilities during 2021 and 2020:

	2021	2020
Share-based payment liabilities at the beginning of the year	636	78
New awards granted	512	—
Remeasurement during the year	1,927	558
Cash payments to employees	(2,169)	—
Conversion from cash-settled to equity-settled share-based payments	(948)	—
Foreign currency exchange loss	42	—
Share-based payment liabilities at the end of the year	—	636

The fair value of the awards was estimated, at the grant date and at the end of each reporting period until completion of the IPO, using the Option pricing model, taking into account the terms and conditions on which the award was granted. The fair value of the awards at the date of the IPO was estimated based on the initial public offering price of USD 16 per ordinary share.

The phantom share program was terminated upon completion of the IPO.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

2021 Restricted Stock Units Plan (equity-settled)

The Group adopted a new long-term incentive plan (the “2021 Plan”), effective from December 1, 2021. In accordance with the 2021 Plan, the Group may grant the restricted stock units (the “RSU”) to its employees, officers, directors and contractors. The 2021 Plan expires on December 31, 2031, previously granted awards not exercised by the expiration date will be forfeited in accordance with their terms.

Awards under the 2021 Plan will vest over a four-year period, subject to the participant’s continued employment with (and/or servicing to) the Group, with 1/4 vesting on the first anniversary of the grant and an additional 1/4 vesting each calendar year thereafter for employees and quarterly for the directors. RSUs that have not become vested as of the date of termination of the participant’s employment or service shall be forfeited upon such termination.

The Group may grant the RSUs under the 2021 Plan for up to a maximum number of ordinary shares equal to 6.5% of the aggregate number of Group’s ordinary shares issued and outstanding (by number) as of the date of adoption of the 2021 Plan. Each RSU represents the right to receive one ordinary share upon satisfaction of the applicable vesting conditions.

The following table illustrates movements in the number of RSUs during the year ended December 31, 2021:

		Weighted average
		grant date fair
	Number of	value per award,
	RSUs	RUB
Outstanding at the beginning of the period	—	—
Granted during the period	1,427,226	932
Forfeited during the period	—	—
Exercised during the period	—	—
Outstanding at the end of the period	1,427,226	932
Exercisable at the end of the period	105,215	1,043

The fair value of the RSUs is estimated at the grant date on the basis of quoted prices of Company’s ordinary shares at the grant date, taking into account the terms and conditions on which the RSUs were granted. As the RSUs granted to directors have a three-year lock up period, the fair value is adjusted for the discount for lack of marketability using the Stillian Ghaidarov Average-Strike Asian Put Option Model.

The following table lists the inputs to the model used for the 2021 Plan for the year ended December 31, 2021:

2021 Plan
(Directors'
RSUs)
Fair value of the RSUs at the grant date, USD	14.89
Share price at the grant date, USD	17.62
Exercise price, USD	Nil
Expected annual volatility, %	50.9%
Expected term, years	2.38
Dividend yield, %	Nil

Expected volatility. Because the Company’s shares are publicly traded since November 5, 2021, expected volatility has been estimated based on an analysis of the implied share price volatility of comparable public companies for an expected term.

Expected term has been assessed based on the vesting period and management’s best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Dividend yield. The Company did not declare any dividends with respect to 2021 and does not have any plans to pay dividends in the near term.

The total expense recognized for the year ended December 31, 2021 arising from equity-settled share-based payment transactions amounted to 110.

19.     TRADE AND OTHER PAYABLES

	December 31,	December 31,
	2021	2020
Trade payables	249	196
Annual bonus provision	119	66
Unused vacation provision	60	53
Other employee benefits	13	—
Other payables	178	1
Trade and other payables	619	316

Trade payables are non-interest bearing and are normally settled on 60-day terms. Information about the Group’s exposure to liquidity risk in relation to its trade and other payables is included in Note 22.

Other payables increased in 2021 primarily due to payables for directors’ and officers’ insurance in connection with the IPO.

20.     DEFERRED INCOME

In connection with the IPO, the Group has been entitled to receive consideration from the depositary based on the number of issued ADSs. The Group has recorded this consideration as deferred income in the consolidated statement of financial position, as the Group is obliged to return the unearned portion of the consideration upon termination of the ADS program before the five-year contract term expiration. Income is recognized on a straight-line basis over a five-year contract term and presented as other income in the consolidated statement of income or loss and other comprehensive income.

21.     RELATED PARTIES

Related parties include shareholders, ultimate owners and members of key management personnel as well as companies which are under legal ownership, significant influence or control of shareholders or ultimate owners of the Group.

Transactions with key management personnel

Key management comprises the Group’s directors, including the chief executive officer, and the Group’s chief financial officer. The remuneration of key management personnel for the year ended December 31, 2021, 2020 and 2019 amounted to:

	2021	2020	2019
Short-term employee benefits	(46)	(38)	(37)
Share-based payment expense	(1,573)	(313)	(47)
Total key management remuneration	(1,619)	(351)	(84)

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

In August 2021, the Group’s subsidiary, MLSN LLC, entered into a loan agreement with Financial Platform JSC, a company incorporated and then fully owned by the CEO of the Group’s main operating subsidiary, iRealtor LLC. The credit line under the loan agreement was for a total amount of 20 and an interest rate of 6.5%. In October 2021, the Group’s subsidiary, Mimons Investments Limited, issued a loan of 25 to Financial Platform JSC for the purposes of refinancing the loan from MLSN LLC. The outstanding principal amount under the loan from MLSN LLC at the repayment date was 16. In October 2021, Financial Platform JSC fully repaid the outstanding amount of 16 to MLSN LLC. The loan from Mimons Investments Limited to Financial Platform JSC was forgiven pursuant to the agreement between the parties.

On December 16, 2021, the Group acquired 9% of the voting rights of Financial Platform JSC. Since then, the Group has concluded that it controls Financial Platform JSC even though it owns less than majority of the voting rights.

Consolidation of an entity in which the Group holds less than a majority of voting rights

In order to develop and enhance Mortgage marketplace product, the Group is considering obtaining the status of a financial platform operator as stipulated under the recently adopted Federal Law No. 211-FZ “On Performing Financial Transactions Using a Financial Platform” dated July 20, 2020. It is expected that such status will afford access to certain standardized customer information on government-ran electronic systems and databases.

Obtaining such status, however, is subject to certain requirements, including a restriction on certain foreign ownership. In order to assist the Group in obtaining access rights to the financial platform operator status, the Group’s Chief Executive Officer has established a company, Financial Platform JSC, which is expected to apply for such financial platform operator status.

On December 16, 2021, the Group acquired 9% of the voting rights of Financial Platform JSC for a nominal value of 0.009 from the Group’s Chief Executive Officer. The Group considers that it controls Financial Platform JSC even though it owns less than majority of the voting rights. This is because the Group is significantly involved in determining the scope of decision-making authority of Financial Platform JSC and is able to:

●	appoint, reassign or remove members of an investee’s key management personnel who have the ability to direct the relevant activities;
●	direct the investee to enter into, or veto any changes to, significant transactions for own benefit;
●	exercise other rights specified in the shareholder agreement that give the ability to direct the relevant activities (for example, obtaining funding).

Taking into account the terms of the shareholder agreement and the potential voting rights, the existing ownership interest of the Group currently gives the Group access to the returns associated with a 100% ownership interest, thus none of the returns are allocated to the Non-controlling interest.

As of December 31, 2021 and for the year then ended, the effect of consolidation of Financial Platform JSC and its operations was not material to the Group.

From January 1, 2021 to December 16, 2021, the Group provided technical support services in the amount of 8 to Financial Platform JSC. There were no other transactions or outstanding balances in 2021 with key management personnel, except for disclosed in the table above.

During 2020, there were no transactions or outstanding balances with key management personnel, except for disclosed in the table above. No guarantees have been given or received.

During 2019, the Group received a loan of 46 from key management personnel which was repaid in full by the end of that year.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Transactions with the ultimate controlling party

During 2021, the Group received a loan of 1,491 from Elbrus Capital which was further converted into 3,665,041 ordinary shares.

During 2020, there were no transactions or outstanding balances with Elbrus Capital, the ultimate controlling party. No guarantees have been given or received.

During 2019, the Group received a loan of 148 from Elbrus Capital which was repaid in full by the end of that year.

Other related party transactions

The following table provides the total amount of transactions that have been entered into with other related parties for the relevant financial year.

			Purchases	Amounts	Amounts
		Sales	from	owed	owed
		to related	related	by related	to related
		parties	parties	parties	parties
Associate of Elbrus Capital	2021	—	4	—	—
Associate of Elbrus Capital	2020	—	3	—	—
Associate of Elbrus Capital	2019	—	4	—	—

Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees given or received.

22.     FINANCIAL RISK MANAGEMENT

22.1 Financial assets and financial liabilities

The following table shows the carrying amounts of financial assets and financial liabilities. The Group does not hold any financial assets and financial liabilities other than those measured at amortized cost. Management assessed that the carrying values of the Group’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values on the basis of short-term nature or calculation of amortised cost using market rates.

	December 31,	December 31,
	2021	2020
Financial assets measured at amortized cost
Cash and cash equivalents (Note 15)	2,419	449
Trade and other receivables (Note 14)	408	154
Rent security deposits	3	9
Total financial assets	2,830	612
Financial liabilities measured at amortized cost
Trade and other payables (Note 19)	427	197
Lease liabilities (Note 11)	91	113
Borrowings (Note 17)	—	728
Total financial liabilities	518	1,038

22.2 Financial risk management

The Group is exposed to risks that arise from its use of financial instruments. The Group has exposure to the following risks arising from financial instruments: market risk, credit risk and liquidity risk.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods.

22.2.1 Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk, which mostly impacts the Group, comprises currency risk. Financial instruments affected by market risk include cash and cash equivalents and trade and other payables.

The Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates is currently limited because the Group’s operating activities are mainly carried out in Russian Rubles.

Following the commencement of military operations in Ukraine by the Russian Federation in February 2022 and the resulting sanctions imposed by the United States of America, the European Union and the United Kingdom, among others, significant depreciation of the Russian Ruble against other currencies occurred.

With all other variables held constant, the Group’s profit before tax is affected through the impact of fluctuation in US dollar and EURO exchange rates, as follows:

Change in US
	dollar, EURO	Effect on profit
	exchange rates	before tax
Year ended December 31, 2021
Cash and cash equivalents	+100%/-100%	1,600 / (1,600)
Trade and other receivables	+100%/-100%	172 / (172)
Trade and other payables	+100%/-100%	(230) / 230

Year ended December 31, 2020
Cash and cash equivalents	+10%/-10%	—
Trade and other receivables	+10%/-10%	—
Trade and other payables	+10%/-10%	(2) / 2

22.2.2 Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily trade receivables) and from its cash and cash equivalents held with banks.

Trade receivables

The Group performs an impairment analysis at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due. The calculation reflects the probability-weighted outcome. Generally, accounts receivables are written-off if past due for more than three years.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

	< 30 days	31–60 days	61–90 days	> 90 days	Total
2021
Expected credit loss rate	0.8%	4.3%	8.4%	72.9%
Total gross carrying amount	216	8	1	8	233
Expected credit loss	2	—	—	6	8

	< 30 days	31–60 days	61–90 days	> 90 days	Total
2020
Expected credit loss rate	1.1%	5.7%	7.6%	69.4%
Total gross carrying amount	128	17	—	6	151
Expected credit loss	1	1	—	4	6

Cash and cash equivalents

The Group held cash and cash equivalents of 2,419 at December 31, 2021 (2020: 449). As of December 31, 2021, the Group held 22% of its cash and cash equivalents with the Russian banks having external credit ratings of BBB-/BBB (2020: 94%), the remaining cash and cash equivalents were held with a Cypriot bank having external credit rating of B-/B+, based on Standard & Poor’s and Fitch ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group recognized an impairment allowance of 14 as of December 31, 2021 (2020: nil).

Following the commencement of military operations in Ukraine by the Russian Federation in February 2022 and the resulting sanctions imposed by the United States of America, the European Union and  the United Kingdom, among others, the external credit ratings of the Russian banks have decreased significantly. However, due to the nature of the restrictions imposed, the Group does not believe that this negative change will affect the ability of the Group to retrieve its cash and cash equivalents denominated in Russian Rubles from these banks.

22.2.3 Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2021
Trade and other payables	427	—	—	—	427
Lease liabilities	50	50	—	—	100
Total financial liabilities	477	50	—	—	527

	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2020
Trade and other payables	197	—	—	—	197
Borrowings	416	340	44	—	800
Lease liabilities	43	76	8	—	127
Total financial liabilities	656	416	52	—	1,124

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

22.3 Changes in liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	January 1,	Financing	Leases		December 31,
	2021	cash flows	(non-cash)	Other	2021
Borrowings	728	(728)	—	—	—
Lease liabilities	113	(38)	18	(2)	91
	841	(766)	18	(2)	91

	January 1,	Financing	Leases		December 31,
	2020	cash flows	(non-cash)	Other	2020
Borrowings	477	249	—	2	728
Lease liabilities	100	(67)	80	—	113
	577	182	80	2	841

The Group classifies interest paid as cash flows from operating activities.

22.4 Capital management

The Group manages its capital to ensure that companies in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of net debt (borrowings offset by cash and cash equivalents) and equity (as detailed in the consolidated statements of financial position).

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020.

23.     CONTINGENCIES

Legal proceedings

During the periods covered by the Group’s consolidated financial statements and in the subsequent period until their approval, the Group has been, and continues to be, subject to legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the ultimate liability, if any, arising from such proceedings and adjudications, will not have a material adverse impact on the Group’s financial position or operating results.

Russian Federation tax and regulatory environment

The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by a number of authorities, which may impose severe fines, penalties and interest charges.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive and substance-based position in their interpretation and enforcement of tax legislation and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years, while under certain circumstances reviews may cover longer periods.

The Group estimates that possible exposure in relation to the above mentioned tax risks, that are more than remote, but less than probable and, accordingly, for which no liability is required to be recognized, could be up to an aggregate of approximately 53.

Operating environment

The Group’s operations are concentrated in the Russian Federation. Consequently, the Group is exposed to the economic and financial environment in the Russian Federation, which display the characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to varying interpretations and frequent changes which combined with other legal and fiscal impediments, aggravate the challenges faced by entities operating in the Russian Federation.

Over the past several years, Russia has been involved in conflicts, both economic and military, involving neighboring and distant states. On March 2014, following a public referendum, the Crimean Peninsula and the city of Sevastopol were proclaimed as new separate constituents of Russia by the governing authorities of Russia, Crimea and Sevastopol. The events relating to Ukraine and Crimea prompted condemnation by members of the international community and were strongly opposed by the United States and the European Union, with a resulting material negative impact on Russia’s relationship with them. Tensions between Russia and the United States and between Russia and the European Union further increased in subsequent years as a result of the conflict in Syria and a host of other issues. Tensions between Russia and the United States, NATO, the European Union and the United Kingdom with respect to Ukraine further escalated in late 2021.

On February 24, 2022, Russian military forces commenced a special military operation in Ukraine and the length, prolonged impact and outcome of this ongoing military conflict remains highly unpredictable. In response to the military conflict in Ukraine, the United States, the United Kingdom, the European Union governments and other countries, have imposed unprecedented sanctions and export-control measures. The imposed sanctions have targeted large parts of the Russian’s economy and include, among others, blocking sanctions on some of the largest state-owned and private Russian financial institutions (and their subsequent removal from SWIFT), Russian businessmen and their businesses, some of which have significant financial and trade ties to the European Union, as well as blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities, the blocking of Russia’s foreign currency reserves, expansion of sectoral sanctions and export and trade restrictions, limitations on investments and access to capital markets and bans on various Russian imports.

Given the vast scope of the recent sanctions and other measures in response to the conflict in Ukraine, it is hard to predict their full impact on Russian economy or certain sectors thereof, but it is expected to be significant. Furthermore, the Russian economy is also expected to be significantly affected as result of many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, indefinitely suspending their operations and pausing all commercial activities in Russia. These corporate boycotts have resulted in supply chain disruptions and unavailability or scarcity of certain raw materials, technological and medical goods, component elements and various corporate and retail services in Russia, which may in turn have a spillover effect on the Russian economy. Fewer goods amid disruptions in supply chains are likely to affect consumers’ ability to purchase goods and amplify the sharp rise in inflation growth. In addition, suspension of operations by foreign businesses in Russia will likely lead to an increase in unemployment levels.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, DECEMBER 31, 2020 AND DECEMBER 31, 2019

(in millions of Russian Rubles, unless otherwise stated)

In response to accelerating inflation and a staggering depreciation of the ruble, on February 28, 2022, the Central Bank of the Russian Federation (CBR) increased its key interest rate from to 9.5% to 20.0%. Due to these monetary policy changes and the anticipated decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity in the domestic money market. Lower money supply and higher funding costs may cause banks to cut their lending programs and decrease exposure limits and become significantly more risk averse. These factors may negative affect the Russian banking sector as a whole and contribute to the worsening of economic conditions in the corporate sector, as well as lower household spending across various retail sectors of the economy. A high level of inflation could also lead to market instability, reductions in consumer purchasing power and an erosion of consumer confidence. This may adversely affect the Russian real estate market, as reduced disposable income and purchasing power is likely to have an adverse effect on consumers’ ability or willingness to invest in new housing or real estate. The Group also expects the sharp rise in interest rates caused by the CBR’s key interest rate hike to have a materially negative impact on the Russian mortgage market.

On February 28, 2022 trading on the Moscow Exchange in all equity securities was suspended, with the suspension later extended through March 24, 2022.

Also on February 28, 2022 the New York Stock Exchange halted trading in the Company’s American Depository Shares (“ADSs”).

Although, neither the Company nor any of its subsidiaries is subject to any sanctions announced to-date by the United States, the United Kingdom, the European Union or other countries, the impact of these and further developments on future operations and financial position of the Group may be significant, but at this stage is difficult to determine. Current and future risks to the Group include, among others, the deterioration of the Russian economy, the risk of reduced or blocked access to capital markets and ability to obtain financing and the risk of restrictions on the usage of certain software. The impact on the Group of risk that the Russian Ruble will further depreciate against other currencies is currently assessed as limited, as the majority of the Group’s expenses is denominated in Russian Rubles.

The Group had approximately 2,800 of cash and cash equivalents as of March 30, 2022. Management is confident, based on their current operating plan, that existing cash and cash equivalents together with the ability to cut a major part of the expenses related to marketing, if necessary, the Group will be able to meet anticipated cash needs for working capital, capital expenditures and general and administrative expenses for at least the next twelve months.

The Group’s consolidated financial statements reflect management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. The Group aimed to adapt to such adverse changes in conditions by exploring new ways of monetization and promotion of its products and services and cost optimization. As a result, the Group avoided any significant adverse impact on revenue or operating loss. However, the full impact of the COVID-19 outbreak continues to evolve as of the date of issuance of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.

24.     EVENTS AFTER THE REPORTING PERIOD

Refer to Note 23 for potential adverse effects of economic instability and sanctions in Russia.