Form 20-F
period 2022-12-31
Cian PLC
filed 2023-04-27
CIK 1867752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Dmitriy Grigoriev

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report: 69,959,548 ordinary shares of the registrant (including 69,959,548 ordinary shares in the form of American Depositary Shares).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to Rule 10D-1(b) under the Exchange Act. ☐

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

GLOSSARY OF KEY TERMS

“Average Unique Monthly Visitors (UMV)” means the average number of users and customers visiting our platform (websites and mobile application) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020, Average UMV is calculated based on Google Analytical data; for the 2021 and 2022, Average UMV is calculated as a sum of Average UMV for the Cian Group (excluding N1 Group) based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data. We calculate UMV using cookies and count the first time a computer or mobile device with a unique IP address accesses our platform during a month. If an individual accesses our platform using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor.

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

We completed our initial public offering on November 9, 2021. Prior to our initial public offering, we had historically conducted our business through iRealtor LLC, a Russian limited liability company (“iRealtor”). iRealtor is a wholly owned subsidiary of Mimons Investments Limited, which in turn is a wholly owned subsidiary of the issuer, Cian PLC. On February 5, 2021, we acquired N1.RU LLC (“N1” and, together with its subsidiaries, the “N1 Group”), a real estate-focused classifieds business that primarily operates in regional cities in Russia, such as Novosibirsk, Ekaterinburg and Omsk (the “N1 Acquisition”).

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

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this Annual Report from our own internal estimates and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as SimilarWeb (“SimilarWeb”), the Russian Federal State Statistics Service (“Rosstat”) and the other third parties stated below.

There are a number of market studies that address either specific market segments, or regional markets, within our industry. However, given the rapid changes in our industry and the markets in which we operate, no industry research that is generally available covers all of the digital real estate classifieds and adjacent market trends we view as key to understanding our industry and our place in Russia, in particular. We believe that it is important that we maintain as broad a view on industry developments as possible. In connection with our initial public offering in 2021, we commissioned Frost & Sullivan, a third party market research company, to conduct an independent study of the digital real estate classifieds landscape in Russia, including an overview of macroeconomic, real estate and digital real estate classifieds market dynamics and their evolution over time, an analysis of underlying market trends and potential growth factors, an assessment of the current competitive landscape and other relevant topics, and prepare for us a report dated September 7, 2021, titled “Real Estate Advertising Market in Russia” (the “Frost & Sullivan Report”).

In connection with the preparation of the Frost & Sullivan Report, we furnished Frost & Sullivan with certain historical information about our Company and some data available on the competitive environment. Frost & Sullivan, in conjunction with third-party experts with extensive experience in the Russian real estate classifieds business, conducted research in preparation of the report, including a study of market reports prepared by other parties, interviews and a study of a broad range of secondary sources including other market reports, association and trade press publications, other databases and other sources. We used the data contained in the Frost & Sullivan Report to assist us in describing the nature of our industry and our position in it. Such historical information is included in this Annual Report in reliance on Frost & Sullivan’s authority as an expert in such matters.

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

Russia is a party to the United Nations (New York) Convention on the Recognition and Enforcement of Foreign Arbitral Awards, but it may be difficult to enforce arbitral awards in Russia due to a number of factors, including compliance with the procedure for the recognition and enforcement of foreign arbitral awards by Russian courts established by the Arbitrazh Procedural Code of Russia, limited experience of Russian courts in international commercial transactions, official and unofficial political resistance to enforcement of awards against Russian companies in favor of foreign investors, Russian courts’ inability to enforce such orders and corruption. Furthermore, enforcement of any arbitral award pursuant to arbitration proceedings may be limited by the mandatory provisions of Russian laws relating to categories of non-arbitrable disputes and the exclusive jurisdiction of Russian courts, and specific requirements to arbitrability of certain categories of disputes, including in respect of the ADSs (i.e., specific requirements in relation to a type of an arbitral institution, arbitration rules, seat of arbitration and parties to an arbitration agreement for consideration of so called corporate disputes in relation to Russian companies) and the application of Russian laws with respect to bankruptcy, winding up or liquidation of Russian companies.

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

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3—Key Information—D. Risk Factors” and the following:

●	the negative impact on the Russian economy of the ongoing military operation in Ukraine;
●	any negative effects of sanctions, export controls and similar measures targeting Russia as well as other responses to the military operation in Ukraine;
●	any potential inability to maintain profitability;
●	our ability to maintain our leading market positions, particularly in Moscow and St. Petersburg, and our ability to achieve and maintain leading market position in certain other regions;
●	our ability to compete effectively with existing and new industry players in the Russian real estate classifieds market;
●	any potential failure to adapt to any substantial shift in real estate transactions from, or demand for services in, certain Russian geographic markets;
●	the health of the Russian real estate market and any positive or negative effects on our business performance as a result thereof, as well as general economic conditions in Russia;
●	any effect on our operations due to cancellation of, or changes to the Russian mortgage subsidy program;
●	further widespread impacts of the COVID-19 pandemic, or other public health crises, natural disasters or other catastrophic events which may limit our ability to conduct business as normal;
●	our ability to establish and maintain important relationships with our customers and certain other parties;
●	our ability to successfully implement our strategy;
●	our ability to develop and implement new initiatives and to expand our presence in certain regional markets;
●	the implementation of our subscription-based model may not materialize as expected;
●	any negative effects resulting from updates or changes in search engine algorithms, other traffic-generating arrangements or adjacent products;

●	any failure to establish and maintain proper and effective internal control over financial reporting;
●	any new or existing government regulation in the area of data privacy, data protection or other areas; and
●	our ability to protect our customer and user information stored by us from security breaches or administrative or technical failures.

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

Summary of Risk Factors

The risks more fully described below that relate to our business include, but are not limited to, the following important risks:

●	The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.
●	Our business may be affected by sanctions, export controls and similar measures targeting Russia as well as other responses to the military operation in Ukraine.
●	We have incurred operating losses in the past and may not maintain profitability.
●	Sustaining profitability greatly depends on us maintaining our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and achieving and maintaining leading market positions in certain other cities and regions
●	The online classifieds market is competitive, and we may fail to compete effectively with existing and new industry players
●	Our growth strategy is dependent on our marketing efforts and ability to attract new users.
●	Our business is concentrated in certain geographic markets.

●	We may be significantly impacted by the health of the Russian real estate market and may be negatively affected by downturns in this industry and general economic conditions.
●	Our business and results of operations may be affected by the cancellation of, or any changes to, the Russian mortgage subsidy program and other government support programs.
●	The COVID-19 pandemic and other public health crises, natural disasters or other catastrophic events may significantly limit our ability to conduct business as normal, disrupt our business operations and materially affect our financial condition.
●	We may fail to establish and maintain important relationships with our customers and certain other parties.
●	Technological changes may disrupt our business or the markets in which we operate and if we cannot keep pace our business could be harmed.
●	Our continued growth depends on our ability to successfully implement our strategy, which is subject to a variety of risks and uncertainties, including regulatory risks.
●	If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.
●	We may make acquisitions, divestments and investments, which could result in operating difficulties and other harmful consequences.
●	The integrity of customer and user information stored by us, or the effectiveness of our platforms or systems in general, may be compromised
●	Any significant disruption in the service of our websites or mobile applications could damage our business, reputation and brand.
●	We may be unable to secure intellectual property protection for all of our technology, enforce our intellectual property rights, or protect our other proprietary business information.
●	We may use open source software in a manner that could be harmful to our business.
●	We may need to raise additional funds to finance our future capital needs, and we may not be able to raise additional funds on terms acceptable to us, or at all.
●	We rely on assumptions, estimates and business data to calculate our key performance indicators and other business metrics.
●	We operate in a rapidly evolving environment of increasing regulatory complexity
●	If the Russian government were to apply existing limitations on foreign ownership to our business, or impose new limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our business.
●	New or escalated tensions between Russia and neighboring states or other states could negatively affect the Russian economy.
●	Because of their significant voting power and certain provisions of our articles of association, our principal shareholders will be able to exert control over us.

●	Our shareholders currently have limited or no liquidity in our shares and a delisting of our ordinary shares from NYSE could have materially adverse effects on our business, financial condition and results of operations.
●	A termination of our ADS program could severely impact the ability of the holders of our ADSs to recover any value for their investment in the Company.

Risks Related to the Russian Military Operation in Ukraine

The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.

Deteriorating conditions in Russian economy

On February 24, 2022, Russian military forces commenced a special military operation in Ukraine and the length, prolonged impact and outcome of this ongoing military operation remains highly unpredictable. The current geopolitical crisis and international actions in response to it have materially and adversely impacted the macroeconomic climate and operating conditions in Russia, resulting in significant currency rate and market volatility, higher interest rates and inflation, withdrawal of a number of Western businesses from the Russian market or a reduction in their operations or services in the country and decrease in imports and consumer spending. While the military conflict in Ukraine continued to unravel, the Russian authorities announced partial mobilization of military reservists in September 2022, which further exacerbated the economic uncertainty and the full implication of which are not yet clear. It is also possible that further mobilization efforts may be initiated during 2023. We cannot predict how the conflict will unfold or the impact it will have on Russian economy and geopolitical environment in short and long terms.

In response to the military operation in Ukraine, the United States, the United Kingdom, the European Union and other countries, have imposed unprecedented sanctions and export-control measures. The imposed sanctions have targeted large parts of the Russian’s economy and include, among others, blocking sanctions on some of the largest state-owned and private Russian financial institutions (and their subsequent removal from SWIFT), Russian businessmen and their businesses, the blocking of Russia’s foreign currency reserves, expansion of sectoral sanctions and export and trade restrictions, limitations on investments and access to capital markets and bans on various Russian imports. For further details on sanctions, see also “—Our business may be affected by sanctions, export controls and similar measures targeting Russia as well as other responses to the military operation in Ukraine.”

As part of the measures introduced in response to the Ukrainian conflict, Western countries announced full or partial embargo on Russian oil, liquefied natural gas and other natural resources. In addition, in December 2022, the United States, European Union and United Kingdom and other countries agreed to set up the $60 per barrel price cap on Russian crude oil. The price cap is implemented by prohibiting the provision of services that enable maritime transportation of Russian crude oil unless the oil is purchased at or below the price cap. As Russia produces and exports large quantities of crude oil and natural gas, this or any broader embargo may put further strain on the Russian economy.

The conditions and outlook for the Russian economy deteriorated significantly since the beginning of the military conflict in Ukraine. Russia’s GDP contracted by 2.1% in 2022, as compared to a 4.7% increase in 2021. The ruble to U.S. dollar exchange rate of the Central Bank of Russia (CBR) reached RUB 120.37 per U.S.$1.00 as of March 11, 2022 as compared to RUB 74.29 per U.S.$1.00 as of December 31, 2021, although as a result of capital control measures introduced by the Russian government and the CBR, as well as significant reductions in import volumes and low internal demand for U.S. dollars, the ruble subsequently strengthened against the U.S. dollar and currently remains close to its 2021 levels. In protest of the Russian government’s actions, many U.S., European and other multi-national businesses, have indefinitely suspended their operations and paused all commercial activities in Russia. Further, demand for Russian exports in Western countries has fallen considerably throughout 2022. These developments have resulted in supply-chain disruptions, unavailability or scarcity of certain manufacturing materials, technological and medical goods, have significantly affecting commodity markets, leading to rapid price increases, and amplified the sharp rise in inflation growth. Annual inflation in Russia reached 11.9% in 2022 according to the Federal Service for State Statistics of the Russian Federation (Rosstat).

The events in 2022 have caused significant volatility on the Russian financial markets. On February 28, 2022, MOEX trading in all equity securities was suspended (including our ADSs), with limited exceptions. The trading was fully resumed on March 28, 2022, but the Russia stock market continued to experience significant price and volume fluctuations, with the market collapsing several times during 2022 following the escalation of geopolitical or military events. The ability of Russian companies and banks to obtain funding from the international capital and loan markets has also been hampered as a result of sanctions and significant decreased demand from the international investor base. See “—The Russian banking system remains underdeveloped, the number of creditworthy banks in Russia is limited and another banking crisis could place severe liquidity constraints on our business.”

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

Impact on our business, financial condition and results of operations

The current geopolitical environment and its impact on the Russian economy has created an extremely challenging environment for our business. Market instability and high levels of inflation led to reductions in consumer purchasing power and an erosion of consumer confidence. Average UMV for the year ended December 31, 2022 decreased by 12.7% to 17.9 million. This decline in users and customers was mainly driven by the overall decrease in demand for primary and secondary real estate following the key interest rate hike in February 2022, as well as by tightening of subsidized mortgage programs by both the Russian government and developers. While the gradual decrease of the key interest rate during the second and the third quarters of 2022, as well as recovery in subsidized mortgage programs, led to a gradual demand recovery from the second half of May 2022, the announcement of the partial military mobilization in Russia in late September significantly increased uncertainty in the market and put substantial pressure on real estate demand.

Any further deterioration of the Russian economy may impact not only our users, but also real estate agencies and developers. The decrease in overall transaction volumes seen in 2022 has resulted and may continue to result in lower earnings for real estate agencies and developers and, consequently, may impair our ability to increase our lead generation fees in the short to medium-term. Additionally, during periods of deteriorating economic activity, our customers tend to optimize their marketing budgets and cut additional costs. We may therefore experience a decrease in demand for value-added services, which would negatively impact our revenues generally as well as the percentage of listing revenue represented by value-added services.

As a result of the capital control measures introduced by the Russian authorities, our Russian operating subsidiaries are currently unable to transfer foreign currency outside of Russia without prior approval of the Russian government, including to our holding company and to foreign counterparties. While these restrictions have not significantly affected our business to date, they impeded the Group’s ability to conduct intragroup transfers of funds, which may be essential to ensure that each Group entity is in a position to meet its cash and liquidity needs. Furthermore, the legal framework in which we operate remains increasingly volatile. In response to the geopolitical tension and economic situation, the Russian authorities have adopted and continue to develop various legislative initiatives and changes to the regulatory regime. A number of adopted legislative initiatives have adversely affected our non-Russian shareholders and proposed initiatives can lead to further negative repercussions for such shareholders. New legislation and counter measures are passed very quickly, sometimes with no or limited official guidance, which can lead to misinterpretations and difficulties in enforcement. The long-term impact and the extent of such initiatives is difficult to determine at this stage. See “We operate in a rapidly evolving environment of increasing regulatory complexity and failure to comply with existing or new rules and regulations or to obtain and maintain required licenses or authorizations, could materially and adversely affect our business, financial condition, results of operations and development prospects.”

We are actively monitoring the developing situation and assessing the impact of various economic and regulatory factors on our business. To date we have not experienced any material interruptions in our services, technology systems or networks needed to support our operations. We have no way to predict the short- or long-term impact of the current geopolitical tensions and the outlook for the Russian economy, as the situation continues to develop and is beyond our control. For example, on February 28, 2022, the NYSE suspended trading of our ADSs amid escalation of the conflict between Russian and Ukraine and the rapidly evolving situation around sanctions. There can be no assurance that trading of our ADSs will be resumed by the NYSE and that the ADSs will not be delisted on the NYSE. See also “—Risks Related to the Offering and Ownership of the ADSs—Our shareholders currently have limited or no liquidity in our shares and a delisting of our ordinary shares from NYSE could have materially adverse effects on our business, financial condition and results of operations.”

We have no way to predict the progress or outcome of the military conflict in Ukraine or its short- or long-term impact on Russia as the conflict and government reactions are rapidly developing and beyond our control. Any of the abovementioned factors could impact our revenue streams and could have a material adverse impact on our business, prospects, financial condition and operating results. Any such disruptions may also magnify the impact of other risks described in this Annual Report.

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

On August 2, 2017, the U.S. enacted the Countering America’s Adversaries Through Sanctions Act (“CAATSA”) which, among other things, imposed sanctions against certain Russian entities, and provided for “secondary sanctions” targeting non-U.S. persons who engage in “significant transactions” with U.S. sanctions targets, whereby they may face adverse economic consequences in the form of denial of certain U.S. benefits or the designation on the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List (“SDN List”). In January 2018, pursuant to CAATSA, the U.S. administration submitted to the U.S. Congress a report on senior Russian political figures, “oligarchs” and “parastatal” entities. The identification of any individuals in the report did not automatically lead to the imposition of new sanctions. Neither our directors, nor senior management are included in the report, or are otherwise currently the target of sanctions in the United States, the European Union or the United Kingdom.

More recently, as a result of Russia’s military conflict in Ukraine, governmental authorities in the United States, the European Union, the United Kingdom and other jurisdictions, have launched an unprecedented expansion of coordinated sanctions and export control measures, including:

●	blocking sanctions on some of the largest state-owned and private Russian financial institutions (and their subsequent removal from SWIFT);
●	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities;
●	blocking sanctions on Russian businessmen and their businesses, some of which have significant financial and trade ties to the European Union and the United Kingdom;
●	blocking of Russia’s foreign currency reserves and prohibition on secondary trading in Russian sovereign debt and certain transactions with the Russian Central Bank, National Wealth Fund and the Ministry of Finance of the Russian Federation;
●	expansion of sectoral sanctions in various sectors of the Russian and Belarusian economies and the defense sector;

●	U.K. sanctions introducing restrictions on providing loans to, and dealing in securities issued by, persons connected with Russia;
●	restrictions on access to the EU financial and capital markets, as well as prohibitions on leasing operations with aircraft;
●	sanctions prohibiting most commercial activities of U.S., U.K. and EU persons in the so-called People’s Republic of Donetsk and the so-called People’s Republic of Luhansk (i.e., the regions of the Donetsk and Luhansk oblasts under Russian control). The EU has enacted (and the U.K. has announced plans to enact) similar restrictions relating to the regions of the Kherson and Zaporizhzhia oblasts under Russian control;
●	enhanced import and export controls and trade sanctions targeting Russia’s imports of technological goods as a whole, including EU and UK prohibitions on exporting a wide range of “industrial” goods to Russia (and on importing a large number of “revenue-generating” goods from Russia). The restrictions also include bans on the export of large numbers of “luxury” items to Russia (and in some cases also to Belarus) tighter controls on exports and re-exports of dual-use items, stricter licensing policy with respect to issuing export licenses, and/or increased use of “end-use” controls to block or impose licensing requirements on exports, as well as higher import tariffs;
●	the closure of airspace to Russian aircraft;
●	ban on imports of Russian oil, liquefied natural gas and coal to the United States and “new investment” in Russia’s energy sector (often with similar bans being enacted in the U.K. and EU);
●	bans on imports of Russian fish, seafood, and preparations thereof, alcoholic beverages, non-industrial diamonds, iron and steel products, and gold;
●	a ban on “new investment” in the Russian Federation by a U.S. person, which may be interpreted broadly (with a similar prohibition also enacted by the U.K.);
●	bans on the provision of certain professional services, including accounting, trust and corporate formation, auditing, and management consulting services, among others; and
●	bans on the provision of services related to the worldwide maritime transportation of seaborne Russian oil, if purchased above a specific price cap.

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

Although we have no facilities, assets or employees located in Crimea, customers and clients located in this region have access to our platform. Currently, less than one percent of our total revenue comes from the Crimea region. As of the date of this Annual Report, we do not have any activity in the Russia-controlled regions of Donetsk, Luhansk, Kherson and Zaporizhzhia.

While we believe that the current United States, EU and U.K. sanctions do not preclude us from conducting our current business and do not create a material risk of application of any sanctions to us, new sanctions imposed by the United States, the United Kingdom and certain EU member states or other countries may restrict certain of our operations in the future.

Furthermore, in the ordinary course of business, our companies, like many Russian companies, have routine commercial operations with Russian persons and entities that are currently targeted by U.S. and other sanctions, including, for example, those designated on the OFAC SDN List or the Sectoral Sanctions Identifications List (“SSI List”), the EU Consolidated List of Financial Sanctions Targets (the “EU Consolidated List”) and the Consolidated List of Asset Freeze Targets maintained by His Majesty’s Treasury (the “U.K. Consolidated List”). For example, we have closely engaged with Russian state-owned and other banks that are the target of U.S., EU, U.K. and other sanctions on our Mortgage Marketplace. In addition, because of the nature of our business, we do not generally know the identity of our customers. Therefore, we are not always able to screen them against the SDN List, the EU Consolidated List, the U.K. Consolidated List and other sanctions lists to confirm whether our customers are the target of sanctions. All dealings with sanctioned banks are conducted through our Russian operating companies. The Russian operating companies are not U.S., EU or U.K. persons and most of our employees, associates and affiliates are not U.S. EU or U.K. persons and, therefore, are generally restricted in dealings with U.S., EU or U.K. sanctioned persons only to the extent that those dealings involve a U.S., EU or U.K. nexus and are therefore subject to U.S., EU or U.K. jurisdiction. We do not believe that U.S., EU or U.K. persons are involved in activities with SDNs or persons on the EU Consolidated List or the U.K. Consolidated List, but if we are mistaken or if we cause a U.S., EU or U.K. person to violate applicable sanctions, then we could be exposed to legal risk under U.S., EU or U.K. sanctions. In some cases, non-U.S. companies are exposed to so-called “secondary sanctions” risk for doing business with U.S. sanctions targets including certain newly designated SDNs designated under the latest Russia sanctions program, which can include designation on the SDN List. The executive orders authorizing the U.S. sanctions provide that non-U.S. persons may be exposed to sanctions risk if, among other things, they materially assist, or provide financial, material or technological support for goods or services to, or in support of certain blocked or designated parties. Ongoing dealings with Russian banks, including certain banks designated as SDNs, on our Mortgage Marketplace may expose the Company to U.S. primary and secondary sanctions risk. Although our transactions and commercial relations with these entities are not legally prohibited by applicable sanctions, and we take steps to comply with applicable laws and regulations, should the sanctions regime with respect to these entities be widened, or should we fail to successfully comply with applicable sanctions, or become targeted by sanctions in the future, we may face negative legal and business consequences, including civil or criminal penalties, government investigations and reputational harm.

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

Risks Related to Our Business and Industry

We have incurred operating losses in the past and may not maintain profitability.

While we recorded a profit of RUB 480 million in the year ended December 31, 2022, we incurred losses of RUB 2,857 and RUB 627 million in the years ended December 31, 2021 and 2020, respectively. We will need to continue to generate and sustain increased revenue levels or decrease our expenses going forward to maintain and increase profitability, and there can be no assurance that we will be successful in doing so. We expect to continue the development and expansion of our business and anticipate additional costs in connection with legal, accounting and other administrative expenses related to operating as a public company. These expenses may prove higher than we anticipate, and we may not succeed in increasing our revenue sufficiently to offset the expenses associated with such development and operations as a public company. While our revenue has grown in recent years, if our revenue declines or fails to grow at a rate sufficient to offset increases in our operating expenses, we will not be able to maintain profitability in future periods. We cannot ensure that we will be able to sustain or increase profitability.

Sustaining profitability greatly depends on us maintaining our leading market positions, particularly in Moscow, St. Petersburg and certain other regions, and achieving and maintaining leading market positions in certain other cities and regions.

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

According to Company data, we believe that we currently have a leading position among online real estate classifieds platforms in the most populous Russian regions, including Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, based on (i) the share of leads to real estate agents and individual sellers and also (ii) the number of residential listings for purchases and for rent (excluding short term rentals). For further details, including definition and calculation of the number of leads, see “Presentation of Financial and Other information—Key Performance Indicators.” In line with our strategy, we also aim to achieve and maintain leading market positions in other regions, see “Business—Strategy— Continued expansion into Russian regions via organic growth and select M&A opportunities.”

Achieving or maintaining leading market positions is not guaranteed. For example, a decline in the number or quality of listings on our platform for any reason may render our platform less attractive to our users, which, in turn, may decrease the number of visitors to our platform and leads we generate for our customers. Average UMV is one of the key metrics of our platform traffic and our user engagement. Our average UMV decreased from 20.5 million in 2021 to 17.9 million in 2022 as a consequence of the decrease in demand in the Russian real estate market precipitated by the uncertainty caused by the military conflict in Ukraine. If our average UMV stagnates or continues to decline, it may have a significant negative effect on the development of our platform, our ability to generate leads to our customers and partners and, consequently, our business, results of operations, financial condition and prospects.

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

Some of our competitors may be able to leverage significant resources that are not available to us. For example, in the vertical classified space, DomClick is owned by Sberbank, the major banking group in Russia, and benefits from the extensive customer base of Sberbank, with a significant inflow of its users being acquired through cross-selling efforts directed at the mortgage audience within the Sberbank group. Similarly, Square Meter is owned by VTB, another large Russian banking group. In the horizontal classified space, Avito is owned by Kismet Capital Group, an investment company led by the prominent Russian businessman Ivan Tavrin. Avito has recently invested in key personnel, launched certain new products that compete directly with our own, and engaged in extensive marketing campaigns.

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

Our reputation further depends, in part, on positive customer reviews and ratings on social media platforms and application stores in respect of our mobile apps. As social media use is prevalent and largely unpoliced in terms of the ratings submitted and the type of comments that may be posted, there is the potential that negative reviews targeting us may negatively impact our ratings on social media and in app stores (including GooglePlay and AppStore) and, consequently, our brands and reputation.

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

For the years ended December 31, 2022, 2021 and 2020, Moscow and the Moscow region accounted for 74%, 73% and 78% of our Core Business segment revenue, respectively. Historically we also have held a strong market position in St. Petersburg and the Leningrad region. Local and regional conditions in Moscow, St. Petersburg and their respective regions may differ significantly from prevailing conditions in other parts of Russia. Accordingly, events that adversely affect demand for, and sales and rental prices of, real estate in these markets may disproportionately and adversely affect our business, financial condition and results of operations. Any downturn in demand or prices in any of our largest markets, particularly if we are unable to proportionately increase revenue from our other markets, could adversely affect growth of our revenue and market share or otherwise harm our business.

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

Furthermore, any structural intervention by the Russian government, including any potential governmental support for any aspects of real estate business or online classifieds businesses in Russia, could create uncertainty and have a significant impact on the competitive dynamics. For example, the Ministry of Construction announced that they are planning to introduce a draft law on the creation of the state information system for registration of the residential rental agreements in 2023. The system is expected to be wholly owned by the state, with the Ministry of Construction acting as a platform operator. According to the publicly available information, if the draft law is adopted, the tenant will have to pay a rent through the system that will be charging the commission in favor of the platform operator. It is unclear how this system, if enacted, can affect the online rental market; for instance, the requirement to pay additional commission to the operator may lead to a decline in rental deals advertised or conducted through online platforms.

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

We generate a significant part of our revenue from the lead generation services for real estate developers. Therefore, our revenues and results of operations are significantly affected by the availability of mortgage financing and lower interest rates, which typically increase the demand for the primary real estate and, consequently, are important factors affecting the leads generated for the real estate developers through our platform. In April 2020, the Russian government instituted a mortgage subsidy program intended to support the construction sector of the economy by offering subsidized mortgages. Under this program, the government compensates participating banks for lowering their interest rates on mortgages for primary real estate. The program has had a strong positive effect on consumer demand for real estate purchases and, accordingly, the sales of real estate developers and their demand for our services as well as our ability to efficiently generate increasing numbers of leads. Our lead generation revenue, which is driven by primary real estate developers, increased by 77.8% in the year ended December 31, 2022, by 34% in the year ended December 31, 2021 and by 59.6% in the year ended December 31, 2020. For further details see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Macroeconomic Environment and the Russian Property Market.” Off the back of this strong underlying real estate market, we were able to increase our fees charged for generated leads. We believe that our competitive pricing allowed us to increase our fees without losing our developer base. In order to maintain our competitive advantages, we may not be able to increase our lead generation fees in the future, which will result in a revenue growing at a slower pace or declining.

In July 2021, the mortgage subsidy program was extended until July 2022 on amended terms, including increase of the mortgage interest rate ceiling from 6.5% to 7.0% and decrease of the maximum subsidized mortgage size from up to RUB 12 million for Moscow, the Moscow region, St. Petersburg and the Leningrad region (and RUB 6 million for other regions) to up to RUB 3 million across all regions. The maximum mortgage interest rate was increased to 12% in April 2022 following the CBR’s key interest rate hike and was gradually decreased to 7% by June 2022. In December 2022 the Russian government further extended the program until June 2024. According to new terms, mortgages will be available under a subsidized interest rate of 8.0% with the maximum mortgage size up to RUB 12 million for Moscow, the Moscow region, St. Petersburg and the Leningrad region, and RUB 6 million for other regions. If the program is cancelled or further amended in an adverse manner, the demand for primary real estate may significantly decrease, which in turn may affect our ability to generate leads and, correspondingly, revenue generated from the leads to real estate developers. In addition, the sharp rise in interest rates caused by the Central Bank of Russia’s key interest rate hike may have a materially negative impact on the Russian mortgage market. Decreased availability of mortgage loans and high interest rates will directly impact the volume of mortgage deals on the market and, as a consequence, our revenue. There can be no assurance that government support measures will be introduced for the construction or real estate sector and, even if introduced, will prove to be successful in bolstering real estate transaction volumes. See also “–Risks Relating to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.”

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

The COVID-19 pandemic had a significant impact on the economies of most countries, including Russia. The pandemic has resulted in numerous deaths, and the governments of more than 80 countries across the world, including Russia, introduced measures aimed at preventing the further spread of COVID-19, including, among others, travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, quarantines and the imposition of both local and more widespread “work from home” measures. For example, in March 2020, to slow the spread of COVID-19, the Russian government imposed a country-wide lockdown, introducing several “non-working weeks,” bans on public events, closures of public places, border controls and travel and other restrictions. On multiple occasions in 2021 and 2022, including due to the spread of the highly transmissible COVID-19 variants, there have been further spikes in incident rates of COVID-19 in Moscow and numerous other Russian regions, and the governmental authorities introduced a number of recommendations and restrictions.

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

In 2020, in response to the COVID-19 pandemic, we introduced several measures to address its effects on our business and customer and user base. Specifically, to support our customers in these unprecedented circumstances, in April 2020, we temporarily suspended monetization of our listing services across all cities and regions, including Moscow, the Moscow region, St. Petersburg and the Leningrad region. We reinstated the monetization of our listing services in Moscow, the Moscow region, St. Petersburg and the Leningrad region in July 2020, with certain discounts being introduced in the third quarter of 2020. Throughout 2021 and 2022, we reinstated monetization and expanded it to new regions in accordance with our monetization strategy and principles, with the total number of monetized regions reaching 52 regions (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) as of December 31, 2022. For further information see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Results of Operations—Macroeconomic Environment and the Russian Property Market.”

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

Generally, most of our arrangements with customers are short-term, typically for less than a month or on a month-to-month basis. These arrangements may also be terminated with limited notice or cause. We may not succeed in retaining existing customer relationships and customers’ spending, or capturing a greater share of such relationships or spending, if we are unable to convince our customers of the effectiveness and superiority of our products and services as compared to alternatives. The loss of a significant portion of our existing customer relationships, any potential changes to our rights to use or to timely access our customer and user data, our inability to continue to add new customers or changes to the way real estate information is shared, may lead to a decline in the quantity of our listings and result in us covering a smaller universe of properties. This could markedly reduce customer confidence in our products and services and cause customers or users to go elsewhere for real estate listings and information. In addition, we continually evaluate and utilize various pricing and value delivery strategies to better align our revenue opportunities with the growth in our platform usage. Future changes to our pricing or monetization methodologies may cause our customers to reduce or end their engagements with us. Any of the above could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Among other things, in order to develop and enhance our Mortgage Marketplace, we applied for and, on April 13, 2023, were granted access to the status of a financial platform operator as stipulated under the recently adopted Federal Law No. 211-FZ “On Performing Financial Transactions Using a Financial Platform” dated July 20, 2020 (“Financial Platform Law”). Through inclusion in a specialized register maintained by the CBR, such status affords the Company access to certain standardized customer information on government-run electronic systems and databases and allows the relevant transactions (in particular, obtaining of a mortgage loan) to be carried out on our platform.

Despite our having obtained access to the status of a financial platform operator, there can be no assurance that we will be able to maintain it on terms satisfactory to us or at all. Moreover, the Financial Platform Law is new and remains largely untested. Its interpretation and enforcement may involve significant uncertainties. As a result, there can be no assurance that any structure we devise for such purpose will be able to satisfy the applicable regulatory requirements. We may be found to be in violation of relevant laws and regulations relating to financial platform operators if our proposed arrangements in this regard are deemed to be inconsistent with the regulatory framework.

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

In the past, we have identified significant deficiencies in our internal controls over financial reporting. If other deficiencies or material weaknesses are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021, we identified significant deficiencies in our internal controls over financial reporting. A “significant deficiency” is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company’s financial reporting. In particular, we identified significant deficiencies in relation to change management and access management processes in our IT systems, whereby the related controls were not operating effectively.

To address the above mentioned significant deficiencies, in the year ended December 31, 2022, we (i) attracted and retained sufficient qualified personnel with appropriate skills and knowledge, (ii) reviewed and formalized our change management and access management procedures, (iii) implemented controls over access management and improved the process for changes in access rights and permissions, and (iv) enhanced segregation of duties throughout the change management process.

As a result of these actions, management considers that the significant deficiencies relating to access management and change management in our IT systems identified as of December 31, 2021 have been remediated as of December 31, 2022. However, completion of remediation procedures for the significant deficiencies does not provide assurance that our modified controls will continue to operate properly or that our financial statements will be free from error. Our failure to discover and address any other deficiencies or potential material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

In addition, once we cease to be an “emerging growth company,” as defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. As a result, we anticipate investing significant resources to enhance and maintain our financial controls, reporting system and procedures over the coming years.

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

Our business depends on the efforts and talents of motivated and experienced directors, executives and other highly skilled employees, including particularly software engineers and other IT personnel, marketing professionals and sales staff. We need to attract, develop, motivate and retain highly qualified and skilled employees, and any failure to do so could materially adversely affect our business, financial condition and results of operations. Likewise, the failure to maintain our business culture of innovation and achievement, particularly as a public company, could constitute a significant obstacle in our future hiring initiatives of highly skilled and motivated employees and executives, and in attracting highly skilled directors. The current geopolitical circumstances (including the recently announced “partial mobilization” in Russia) have created additional challenges for our team as well. While we have taken steps to retain and motivate our team, there is a risk of increased personnel turnover.

The loss of any of our board members, our senior management or key employees could materially impact our ability to execute our business plan and strategy, and we may not be able to find adequate replacements in a timely manner. The market for highly skilled directors, senior management or other key employees is limited. We also do not currently maintain insurance coverage for loss of key management. Our hiring potential is significantly dependent on our reputation and publicity. If we do not succeed in attracting well-qualified directors, executives and other employees or retaining and motivating existing directors, executives and other employees, it could have a material adverse effect on our business, results of operations, financial condition and prospects. In the past year, two of our independent directors resigned from our board of directors as a consequence of the military conflict between Russia and Ukraine and resulting imposition of sanctions and other measures (see “—Risks Relating to the Russian Military Operation in Ukraine—Our business may be affected by sanctions, export controls and similar measures targeting Russia as well as other responses to the military conflict in Ukraine”). As the general confidence in investments in Russia and Russian businesses has decreased dramatically since the commencement of those military hostilities, we may encounter difficulties finding suitable replacements for departing directors, especially independent directors, which could result in our being in breach of our corporate governance policies or the listing rules of the NYSE for a period of time. Furthermore, any depletion of in our board members could have a negative impact on the ability of our board of directors to approve certain transactions in timely manner or at all.

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

The legal framework in which we operate has changed significantly during 2022 and remains increasingly volatile. In response to the geopolitical tension and economic situation, the Russian authorities have adopted and continue to develop various legislative initiatives. To stabilize and support the volatile Russian financial and currency markets and preserve foreign currency reserves, Russia’s authorities have, among other things, imposed significant capital and currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed restrictions on repayments to certain foreign creditors and shareholders in foreign currency, banned exports of various products and other economic and financial restrictions.

In particular, Russian authorities identified 49 states, including the United States, all European Union member states and the United Kingdom, as “unfriendly” and introduced extensive restrictions for residents from such countries (so called unfriendly foreign persons) and dealings with them in Russia. Some of these restrictions extend to Russian legal entities controlled by an unfriendly foreign person. Russian residents are prohibited from granting, in the absence of a permit of the special government commission, any loans to unfriendly foreign persons and foreign currency denominated loans to all non-residents and, in addition, from transferring of funds from accounts opened in Russia. The preliminary governmental approval is also required if an unfriendly foreign person is a party to the direct or indirect transfer of an equity stake in a Russian LLC. Furthermore, a special procedure has been established for the fulfillment by Russian residents of their obligations in excess of 10 million rubles (or equivalent of this amount in foreign currency) per month relating to dividend and loan payments to unfriendly foreign persons. Payment of dividends or repayment of loans to unfriendly foreign persons may be conducted by a Russian company subject to a permit of the Finance Ministry of the Russian Federation or, in the absence of such permit, in rubles to special bank accounts of type “S” where such funds remain until the permit is granted. Furthermore, new restrictions were introduced on dealings with Russian securities acquired by residents from unfriendly foreign persons after March 1, 2022.

More recently, in December 2022, the Russian State Duma adopted a law restricting foreign control over Russian classifieds. See “If the Russian government were to apply existing limitations on foreign ownership to our business, or impose new limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our business.”

In addition, on April 16, 2022, a new law was adopted requiring Russian companies to terminate foreign depositary programs under which the depositary receipts of such companies are listed on foreign stock exchanges. While the new law only applies to the Russian companies listed abroad, we are aware of the legislative initiatives to cover Russian businesses with an offshore holding structure. Although such legislative initiatives have not yet been made public and their status is currently unclear, should such legislation extend to offshore companies with Russian business, we may be required to redomicile in Russia and terminate our depositary program. The adoption of such legislation could materially adversely affect the liquidity in, and the trading price of, our ADSs and ordinary shares.

Legislation and counter measures are passed very quickly, sometimes with no or limited official guidance, which can lead to misinterpretations and difficulties in enforcement. Furthermore, Russian authorities are currently developing various legislative and regulatory initiatives in response to recent geopolitical and economic events, some of which may be politically motivated or could be seen as protecting the country’s national security and/or limiting foreign influence. In particular, rules on content monitoring have been harshened in Russia in the course of 2022 with new types of information being considered unlawful and subject to blocking with potential criminal liability being imposed on persons who are distributing such information via any resource (in particular, information about the military operation in Ukraine which contradicts the official Russian sources). In addition, the Russian authorities has tightened the laws against foreign agents. Any person that receives financial or any other kind of support from abroad can be designated a foreign agent. Foreign agents are required by law to label any publications, including on social media, with a lengthy disclaimer, regularly report on their income and spending, and undergo financial audits. The long-term impact and the extent of such initiatives is difficult to determine at this stage.

In addition to newly adopted laws and regulations, we are subject to, or affected by, a variety of laws and regulations, including laws regarding real estate, data protection, competition, the internet, labor and taxation. Actual or alleged failure to comply with one or more of these laws or regulations could result in administrative or legal proceedings, fines, third party damage actions and other penalties, which in turn could harm our reputation. Changes to such laws or regulations, or the interpretation thereof, or the adoption of new laws and regulations, are extremely difficult for us to predict and may place additional financial or other burdens on, or otherwise negatively impact our business, thereby increasing the cost or reducing the profitability of our services, limiting the scope of our offering or affecting the competitive landscape generally. In addition, Russian authorities have the right to conduct periodic tax, labor or other inspections of our operations and properties. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees’ compliance with the terms thereof. If authorities choose to enforce specific interpretations of the applicable legislation that differ from ours, we may be found to be in violation and subject to penalties or other liabilities. In addition, government authorities may claim unpaid taxes and impose fines if certain of our contracts with independent contractors are reclassified as employee contracts.

As with other technology companies around the world, we are operating in an increasingly uncertain and challenging environment, in part due to increased scrutiny from governmental authorities. We are also subject to evolving regulation of dissemination of information on the internet. In particular, in recent years, the Russian authorities have adopted a series of laws aimed at regulating the technology and internet sector. See “Regulations—Internet Regulation.” If we fail to comply with these various regulations, our websites might be blocked and our business may be materially adversely affected. In addition, the newly introduced legal frameworks are often lacking the underlying regulation, which is still being developed and has not yet been implemented. In the absence of underlying regulations it is difficult to assess the applicability of new laws to a specific business or platforms and, in particular, the impact that they may have on our business and operations.

Furthermore, our continued success will substantially depend upon our ability to introduce new initiatives, projects and features. See “—We may devote significant costs and management time to the implementation of new initiatives, including development of new business lines and new service offerings, as well as certain strategic regional expansion efforts, with no guarantee of success.” Some of those initiatives may require us to obtain licenses or permits. We cannot assure you that we will be able to secure or, if secured, renew, any licenses or permits on terms acceptable to us. If we fail to obtain the necessary licenses or permits, we may lose our customers, users and market share, and our development and growth prospects may suffer.

If the Russian government were to apply existing limitations on foreign ownership to our business, or impose new limitations on foreign ownership of internet businesses in Russia, it could materially adversely affect our business.

Over the past few years, Russian legislators have introduced a number of laws and regulations restricting foreign ownership and control of companies involved in certain strategically important activities. In December 2022, the Russian State Duma adopted a new law that restricts foreign control over the Russian classified services.

According to this law, classified services that have more than 100,000 monthly unique users located in the territory of the Russian Federation should be owned by a Russian legal entity (a “Russian Owner”). The law defines a Russian Owner as a legal entity controlled by the Russian Federation, a subject of the Russian Federation, a municipality and or a citizen of the Russian Federation who does not have the citizenship of another state. Control is defined by the law as the ability to determine decisions made by such Russian Owner by virtue of the right to directly or indirectly dispose of more than 50% of the total number of votes attributable to voting shares of the Russian Owner. The manner in which this new legislation may be interpreted and enforced cannot be fully determined, and a certain amount of the implementing legislation is still to be adopted.

Depending on clarifications to be given in by-laws which are currently being prepared by the legislator, we may need to bring our ownership structure in compliance with new regulation and therefore, will need to change our corporate or shareholder structure.

While the newly introduced legislation is restricting control over the Russian classified services, there are initiatives from time to time that would restrict not only control, but the foreign ownership of Russian internet companies. If such legislation applicable to our online classified business were to be proposed or adopted, we may be required to further restructure our business or otherwise adapt our operations or corporate structure to comply with such restrictions, which could have a material adverse effect on our business, results of operations, financial condition and prospects. Furthermore, the Russian authorities are currently developing various legislative and regulatory initiatives in response to recent geopolitical and economic events and some of these may be political motivated or populistic in nature, including further restrictions on foreign businesses and nationalization of assets of foreign businesses. The potential impact and the extent of such initiatives are difficult to determine at this stage. See “—Risks Relating to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.”

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

Processing of customer and user data is subject to certain requirements and restrictions in Russia. In accordance with Russian law, personal data is defined as any information relating, directly or indirectly, to an identified or identifiable individual. Under Russian law, subject to certain exceptions, we must obtain consent in order to process an individual’s personal data. An entity which, separately or jointly with other entities, arranges for the processing of personal data and determines the purposes of such processing, scope of personal data to be processed and actions (operations) performed on personal data, is defined as a data operator (data controller). Data operators are obliged to notify the Russian Federal Service for Supervision of Information Technologies and Communications (“Roskomnadzor”), the principal Russian data protection authority, of the commencement of the personal data processing (subject to a limited number of exceptions). Following such notification, the data operators are included into a specific register. We are registered as a data operator in such register. Moreover, under the rules enacted in 2022, data operators engaging into any cross-border transfer shall submit to Roskomnadzor detailed notifications of cross-border transfers of personal data by March 2023 and provide information on measures taken to ensure relevant personal data is handled in accordance with Russian law. Roskomnadzor is entitled to prohibit or restrict cross-border transfer.

As a matter of Russian law, we are required to conduct certain types of processing of personal data of Russian citizens (when collecting such personal data) with the use of Russian databases (this obligation is referred to as the “Russian data localization rules”). While we store some of our data on the cloud platforms located abroad, we continuously monitor that this is done in accordance with the Russian law requirements and we conduct the key processing actions for collection of personal data of Russian citizens using Russian databases. Russian law also generally requires companies to use certified encryption and other technical means to protect personal data and ensure that it is stored in Russia and, in some cases, available to the authorities for surveillance purposes.

Russia is continuing to develop its legal framework, including with respect to data privacy and data protection. For example, in March 2021, new rules which restrict the usage of publicly available personal data (including data available on the internet) were adopted. These require, among other things, obtaining a user’s consent in a specific form for the processing of such data and changing processing rules and procedures. Another set of amendments to the Russian Federal Law "On Personal Data" (the “Russian Personal Data Law”) was adopted in 2022. These, among other things, tightened requirements to consent, imposed obligations on data operators to make sure data processors comply with Russian rules, provided for the requirement to notify Roskomnadzor of cross-border transfer of personal data and established a set of rules on notification of and internal investigation into data breaches. Furthermore, at the end of 2022, new rules were introduced in respect of processing of biometrics. These rules imply heightened controls by the state over any activities related to biometrics, are highly restrictive and, in particular, stipulate that any mandatory collection of biometrics is prohibited and any person is entitled to fully revoke his or her previous consent for processing of biometrics at any time.

The powers of Roskomnadzor have been expanded in recent years. Roskomnadzor, among its other functions, supervises compliance with the data protection legislation and conducts scheduled and unscheduled audits over activities of data operators, maintains the register of personal data operators, infringers of personal data processing requirements and blocked websites, has the right to initiate legal proceedings in cases of violations, and imposes fines or other penalties. Roskomnadzor may require us to improve our data-related policies and security measures, which may adversely affect our ability to manage our business or make it costlier to do so. If audits by Roskomnadzor result in a determination that we fail to comply with data-related legislation, including the Russian data localization rules or rules in respect of use of certified equipment, we could experience financial losses, our reputation may be harmed, and we could be restricted from providing certain types of services until we comply with the relevant requirements.

Failure to comply with the data privacy laws may lead to civil and administrative liability and, in extreme cases, criminal liability may follow for individuals (Russia does not have the notion of criminal liability of legal entities). Such liability may take the form of fines, or, in extreme cases, suspension of activities and/or blocking of our resources for access from the territory of Russia. The size of fines for violations of the Russian data privacy rules is being constantly increased by the Russian legislature. Currently, the maximum fine for violation of Russian data localization requirements is RUB 18 million (equivalent to approximately U.S.$ 250,000 as of March 2023), however, Russia also introduced a set of revenue-based fines (e.g., of up to 20% of annual revenue which may be calculated at a group level) for violation of rules in respect of content monitoring and has stated applying these fines against global companies which refuse or fail to block or restrict access to certain data following the notification from Roskomnadzor or other authorities. Persons processing personal data in violation of the rules are also obliged to terminate or procure the termination of any wrongful processing of personal data. Under Federal Law No. 236-FZ “On the Internet Activities of Foreign Entities in the Russian Federation” dated July 1, 2021 (“FZ-236”), further consequences may apply for noncompliance with data localization requirements and certain requirements of FZ-236, which may include, for example, restriction on personal data processing, payments from Russian citizens, and advertising.

We may also be subject to data protection laws in other jurisdictions where our customers and users may access our platform. Such data protection laws may require significant compliance efforts and, if we are unable to fully comply, could result in liability. For example, in 2016, the European Union adopted the General Data Protection Regulation (“GDPR”), which became effective in May 2018. The GDPR generally applies extraterritorially and imposes stringent requirements for controllers and processors of personal data. Non-compliance with the GDPR is subject to significant penalties, including fines of up to the greater of €20 million or 4% of total worldwide revenue, and injunctions on processing of personal data. A breach of the GDPR or other laws regulating the cross-border transfer of personal data may result in regulatory investigations, reputational damage, orders to cease/ change our data processing activities, enforcement notices, assessment notices for a compulsory audit and/or civil claims (including class actions). Other jurisdictions are similarly introducing or enhancing privacy and data security laws, rules and regulations, which could increase our compliance costs and risks associated with non-compliance.

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

If we were found to be subject to, and in violation of any privacy, data protection or data security laws or regulations, our business may be materially and adversely impacted and we would likely have to change our business practices and potentially our service portfolio. These laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology. Furthermore, if these requirements and restrictions are amended, interpreted or applied in a manner not consistent with current practice, we could face fines, other types of penalties, or orders requiring that we change our operating practices, and our business, prospects, financial condition and results of operations could be materially and adversely affected. In extreme cases, the relevant data protection authorities may block access to our websites or suspend our activities. For further information on the applicable regulatory framework, see “Regulations—Privacy and Personal Data Protection Regulation.”

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

To date, aside from receipt of routine inquiries from the FAS, we have not engaged with them to define our market position. We believe that our operations are in compliance with Russian anti-monopoly regulations. If the FAS were to conclude that we hold a dominant position in one or more of the markets in which we operate, it could result in heightened scrutiny of our business and industry, limit our ability to complete future acquisitions or require us to pre-clear any substantial changes to our standard agreements with our customers, other partners and the authorities. In addition, if we were to decline to conclude a contract with a third party, this could, in certain circumstances, be regarded as an abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines linked to our revenue.

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

In June 2022, the State Duma adopted in the first reading a draft amendment to the law "On Advertising", which would entail the creation of a single operator of digital advertising structures. The draft law was broadly drafted and was unclear whether and to what extent it would apply to us and/or affect our operations. While this law was subsequently withdrawn following broad criticism from the industry, if any similar initiatives to create a single entity responsible for digital advertising will be signed into law, it may significantly impact the market dynamics and may have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Over the past several years, Russia has been involved in conflicts, both economic and military, involving neighboring or more distant states. The military conflict in the Ukraine is ongoing and we have no way to predict the progress or its outcome in the short- or long-term. See “—Risk Related to the Russian Military Operation in Ukraine—The ongoing Russian military operation in Ukraine has negatively impacted the Russian economy and could adversely affect our business, financial condition and results of operations.” This has resulted in a dramatic deterioration of relations between Russia and other countries, including the United States and various countries in Europe and throughout the world. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions may be affected by such conflicts and by worsening relations between Russia and other countries.

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

In addition, legislation in Russia may often still have substantial gaps in the regulatory infrastructure. Any of these weaknesses could affect our ability to enforce our rights under our licenses and contracts, or to defend ourselves against claims by others. Moreover, it is possible that regulators, judicial authorities or third parties may challenge our internal procedures and bylaws, as well as our compliance with applicable laws, decrees and regulations. Furthermore, the legal framework in which we operate is increasingly volatile in light of ongoing geopolitical tensions. See “—We operate in a rapidly evolving environment of increasing regulatory complexity and failure to comply with existing or new rules and regulations or to obtain and maintain required licenses or authorizations, could materially and adversely affect our business, financial condition, results of operations and development prospects.”

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

In response to a high inflation and depreciating ruble, on February 28, 2022, the CBR increased its key interest rate from to 9.5% to 20.0%, which was later gradually decreased to 7.5% in September 2022. As a result of the significant increase in the CBR’s key interest rate as well as the overall decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity in the domestic money market and may result in banks cutting their exposure limits to both banks and various corporate sectors of the economy. In addition, both the corporate and retail banking sectors saw corresponding increases in lending rates and at the same time banks raised their deposit rates in an effort to obtain additional funding during a period of weakening liquidity. Consequently, funding costs have increased throughout the entire Russian financial system and have put substantial strain on Russian banks’ ability to manage interest rate risks, raise financing and prudently allocate available liquidity. The resulting higher interest rates may also have a negative impact on the banking sector’s profitability, as well as worsening Russian consumer and corporate creditworthiness. We expect the sharp rise in interest rates caused by the Central Bank’s key interest rate hike to have a materially negative impact on the Russian mortgage market.

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

Although iRealtor LLC, our key operating subsidiary, had negative net assets as of December 31, 2020 and December 31, 2019, its net assets as of December 31, 2022 and 2021 were positive. Under the relevant legislative requirement, a company may be forced into liquidation only after having negative net assets for two consecutive years, however, as this requirement is temporarily not applicable in 2020 due to the COVID-19 pandemic, we believe that we and our subsidiaries are currently fully compliant with the applicable legal requirements and neither we nor iRealtor LLC should be subject to liquidation on such grounds. We expect to take all necessary measures aimed at ensuring that iRealtor LLC has positive net assets by the required time in order to continue to be in compliance with all applicable requirements. However, weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, such liquidation could lead to significant negative consequences to our business and financial condition.

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

Furthermore, the taxpayers, the Ministry of Finance and the Russian tax authorities often interpret tax laws differently. There can be no assurance that the Russian tax authorities will not take positions contrary to those set out in the private clarification letters issued by the Ministry of Finance to specific taxpayers’ queries. In some instances, the Russian tax authorities have applied new interpretations of tax laws retroactively, issued tax claims for periods for which the statute of limitations had expired and reviewed the same tax period several times. During the past several years, the Russian tax authorities have taken more assertive positions in their interpretation of tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits of companies operating in various industries, including the internet industry.

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

The Russian Federation is a member of the OECD Inclusive Framework (IF) on BEPS, which has been developing a ‘two-pillar’ approach in an effort to address the tax challenges arising from the digitalization of the economy (also known as the BEPS 2.0 project). In June and July 2021, a political agreement on the key aspects of the proposals was reached by the G7, G20, and many of the OECD IF countries. Furthermore, in October 2021, the OECD/G20 IF published an updated statement on the two-pillar solution which has been agreed by 136 IF member countries. Under Pillar One, a formulaic share of the consolidated profit of certain multinational enterprises (MNE) will be allocated to markets (i.e., where sales arise). Pillar One will apply to MNEs with profitability above 10% and global turnover above EUR 20 billion. Pillar Two introduces a global minimum effective tax rate of 15%. Companies with global turnover above EUR 750 million will be within the scope of Pillar Two, with headquarter jurisdictions retaining the option to apply the rules to smaller, domestic MNEs. Pillar Two should also introduce Subject to Tax Rule that should result in additional taxation of certain types of income paid at source to jurisdictions where it taxed at tax rates below certain threshold. Technical work on the details of Pillar One is ongoing in the Inclusive Framework. In December 2022 EU member states reached an agreement in principle to implement at the EU level the minimum taxation component, Pillar Two, of the OECD’s reform of international taxation. The directive has to be transposed into member states’ national law by the end of 2023. The adoption of legislation under Pillar Two in the G20 countries in 2023 will determine the relevance of this process for Russia for businesses with a presence in the EU.

In 2020, the Russian government introduced initiatives related to the increase of withholding tax rates applied to dividends and interest, paid to certain jurisdictions, channeling significant resources from the Russian Federation. The proposals to amend double tax treaties by increasing the withholding tax rate on interest income and dividends to 15% with certain exemptions (currently most Russian double tax treaties provide for a 5%-10% withholding tax on dividends and a 0% withholding tax on interest) were sent, in 2020, to Cyprus, Luxembourg, Malta and the Netherlands, and in 2021 to Switzerland. Relevant amendments were made to the double tax treaties with Cyprus, Malta and Luxembourg, the tax treaty with the Netherlands was denounced with effect from 2022, while amendments to double tax treaty with Switzerland are under discussion, which was temporary suspended in March 2022. The tax treaty with Ukraine was terminated effective from January 1, 2023. In February 2023, the tax treaty with the Republic of Latvia was denounced as well.

In March 2023, the Russian Ministry of Foreign Affairs and Russian Ministry of Finance announced an initiative to suspend the Russian double tax treaties with “unfriendly” countries. If such decree is passed, the application of reduced withholding tax rates (tax exemptions) provided by double tax treaties will be suspended. The list of foreign states and territories that commit unfriendly actions against the Russian Federation, Russian legal entities and individuals was approved by the Government of the Russian Federation and includes, among others, all EU countries (including Cyprus).

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

In February 2023, the government of the Russian Federation initiated discussions with large businesses on a voluntary one-off contribution to the budget. It is assumed that such a one-off contribution of a business to the budget can be incorporated in the Tax Code as a fee and would apply to companies with an average profit for 2021-2022 of over 1 billion rubles.

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

In February 2023, the Council of the European Union updated the EU list of non-cooperative jurisdictions for tax purposes. The Russian Federation was added to Annex I (the so-called blacklist) on the basis that, arguably, it had failed to make changes regarding the special regime for international holding companies.

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

Russian companies of the Group may be exposed to taxation in other countries if they are treated as having a permanent establishment in these countries or as being tax residents of another country.

Due to the current geopolitical situation over the Russian Federation, some of the employees of the Russian companies of the Group left the territory of the Russian Federation to work remotely from other jurisdictions. Although the Russian companies of the Group seek to conduct their affairs so that they are not treated as having a permanent establishment or tax residency in any foreign jurisdiction, no assurance can be given that they will not be treated as having such permanent establishments or tax residency and thus being subject to taxation in the respective foreign jurisdictions.

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

The Russian tax authorities may challenge the application of reduced social security contributions, VAT and corporate income tax rates by one of our companies.

Starting from January 1, 2021, Russian IT companies can apply a reduced profits tax rate (3% instead of the general rate of 20% and 0% from 1 January 2022 till 31 December 2024), as well as reduced VAT rate (0% instead of general tax rate 20%) and a reduced social security contributions rate (7.6% instead of general rate of 30%) in relation to payments to employees. In order to apply the reduced profit tax and social security contributions rates, a taxpayer should be officially accredited to perform IT activity, the share of its income from development and sale of own-developed computer programs and databases, and/or from rendering of services involving development, adaptation, modification and support of computer programs and databases (“preferential IT activity”) should comprise 90% of total income, and the average headcount should be at least seven employees. The VAT exemption applies for providing rights to the use of software and databases included in the Unified Register of Russian Software for Computers and Databases.

Historically, N1 Technologies LLC, a subsidiary in our Group, applied reduced social security contributions, profits tax and VAT rates in accordance with the requirements of the Russian tax legislation.

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

Starting from January 1, 2022, in order to apply reduced social security contributions and corporate income tax rate, Russian IT companies should be accredited, the share of income from qualified IT activities should be at least 70% (instead of 90% in the past), and the requirement for the average headcount was abolished. In addition, the list of eligible activities was expanded, and the procedure for accreditation of IT companies was changed (RNCE codes were introduced, which Russian IT companies should have, the share of income from IT activities should be at least 30%, consent to disclosure of information constituting a tax secret must be given, a website must be present, etc.).

Following the N1 Acquisition, the Group conducted an organizational restructuring whereby the IT teams of the Cian Group and the N1 Group joined together as part of N1 Technologies, which, as a qualifying IT company, is expected to benefit from the reduced profit tax, VAT and social security contributions rates under the Russian Tax Code. Following the restructuring, N1 Technologies operates as a shared service center rendering services to our subsidiaries with respect to development and adaptation of IT products which are being used primarily within the Cian Group. Such practice is widely used by IT companies in Russia.

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

In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S. For example:

●	our shareholders are able to convene an extraordinary general meeting as provided in section 126 of the Cyprus Companies Law;
●	our articles of association and the Cyprus Companies Law require the approval of no less than 75% of present and voting shareholders for certain matters, including, among other things, amendments to our constitutional documents, dissolution or liquidation of our company, reducing the share capital and buying back shares; and
●	under our articles of association, a person making a takeover bid for all our shares may, subject to certain conditions, acquire upon the same terms the shares of shareholders who have not accepted the offer where holders of only 80% or more of our shares have accepted the offer if that person (together with any person acting in concert with him) has, pursuant to an offer, acquired such number of shares in the Company as would together with any other shares held by that person or persons acting in concert with him carry 80% or more of the voting rights in the Company. See “— In the event of a takeover, our minority shareholders may not benefit from the same protections that the minority shareholders of a Cypriot company listed on a regulated market in the European Union would be entitled to as regards mandatory offers and squeeze-out.”

As a result of such differences (among others), our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws, and our board of directors may find it more difficult to approve certain actions.

Holders of our ADSs may not be able to exercise their pre-emptive rights in relation to future issuances of ordinary shares.

To raise funding in the future, we may issue additional ordinary shares. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares or securities convertible into shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied by our shareholders). Holders of our ADSs may not be able to exercise pre-emptive rights for ordinary shares where there is an issue of shares for non-cash consideration or where pre-emptive rights are disapplied. Holders of our ADSs may also not be able to exercise pre-emption rights directly (but possibly only by instructing the depositary as the registered holder of shares), as only holders of shares and not of ADSs have such rights in Cyprus. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares to rely on it. Accordingly, holders of our ADSs may not be able to exercise their pre-emptive rights on future issuances of ordinary shares, and, as a result, their percentage ownership interest in us would be diluted. As our shareholders have authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of our initial public offering, any issuances of shares after the expiry of such period will be subject to pre-emptive rights unless those rights are additionally disapplied. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so through a rights offering in the United States.

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

Our board of directors shall comprise at least nine directors unless otherwise decided in a general Meeting, but not fewer than seven directors. At the Company’s Annual General Meeting held on September 30, 2022, the Company determined that its board will comprise seven directors. Our articles of association provide to Elbrus Capital and to Maksim Melnikov (or to one or more trusts or nominees acting on his behalf) the right to nominate and appoint a certain number of such directors. They provide that at any time when (i) Elbrus Capital’s ownership percentage in aggregate is equal to or greater than 30%, it will have the right to nominate, appoint, remove and substitute five directors (which constitute more than 50% of our directors); (ii) Elbrus Capital’s ownership percentage is greater than or equal to 5% and less than 30%, it will have the right to nominate, appoint, remove and substitute between one and four directors (with four directors constituting more than 50% of our directors where our board of directors comprises seven directors in total), depending on Elbrus Capital’s exact shareholding; (iii) Elbrus Capital’s ownership percentage is equal to or greater than 7%, the director(s) appointed by Elbrus Capital will have the right to appoint the chairman of the board of directors (who has a casting vote in the event of a tie); and (iv) until the date that falls five years from the effective date of the registration statement in connection with our initial public offering (such effective date being November 4, 2021) (the “Rights Expiry Date”), Maksim Melnikov holds (whether directly or through one or more trusts or nominees acting on his behalf) at least one of our shares, he (or, if applicable, such trust(s) or nominee(s)) will have the right to nominate, appoint and remove Maksim Melnikov (and only Maksim Melnikov) as a director. For a detailed description of the rights of Elbrus Capital and Maksim Melnikov in this respect, see “Description of Share Capital and Articles of Association—Appointment of Directors.” As a result, Elbrus Capital and Maksim Melnikov may have the ability to significantly influence – and, in the case of Elbrus Capital, at any time when directors appointed by it constitute at least half of the board of directors, to determine – the outcome of all matters submitted to our Board of Directors for approval. The interests of Elbrus Capital and Maksim Melnikov might not coincide with the interests of the other holders of the ADSs. This concentration of ownership may harm the value of the ADSs. In particular, given their limited influence over our board of directors, our minority shareholders have limited ability to influence the removal or replacement of our management and have limited influence over whether any proposed merger, consolidation or amalgamation of our Company proceeds. This may discourage transactions that otherwise would be beneficial to our shareholders and could involve payment of a premium over prevailing market prices for our ADSs, which may in turn depress the price of our ADSs.

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

Risks Related to the Offering and Ownership of the ADSs

Our shareholders currently have limited or no liquidity in our shares and a delisting of our ordinary shares from NYSE could have materially adverse effects on our business, financial condition and results of operations.

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

Prompted by the newly imposed sanctions, on February 28, 2022, the New York Stock Exchange imposed a suspension of trading of our ADSs. On March 15, 2023, we received a written notice from the staff of the NYSE Regulation (the “Staff”) notifying us that it has determined to delist the our ADSs from the NYSE. We have a right to a review of the Staff’s determination by a Committee of the Board of Directors of the NYSE and, accordingly, on March 28, 2023, we submitted a written request therefor. Neither the notice of delisting nor the request for review has any effect upon the suspension of the ADSs from trading on the NYSE, though it is expected that a delisting of the Company’s ADSs will be stayed pending the conclusion of the review process. We aim to protect our shareholders’ rights and interests, but there can be no assurance that the Company’s securities will not be delisted from the NYSE.

The suspension of trading and delisting of our ADSs could have material adverse effects on our business, financial condition and results of operations due to, among other things:

●	reduced trading liquidity and market prices for our ADSs;
●	triggering a right for our Depositary to terminate our ADS program (see “-A termination of our ADS program could severely impact the ability of the holders of our ADSs to recover any value for their investment in the Company”);
●	decreased number of institutional and other investors willing to hold or acquire our ADSs, coverage by securities analysts, market making activity and information available concerning trading prices and volume, as well as fewer broker-dealers willing to execute trades in our ordinary shares, thereby further restricting our ability to obtain equity financing; and

●	reduced ability to retain, attract and motivate our directors, officers and employees by means of equity compensation.

We have had a secondary listing of our ADSs on MOEX. Trading in our shares on the Moscow Exchange was suspended on February 28, 2022 and resumed on March 29, 2022. However, under recently adopted legislation, certain non-Russian shareholders are not permitted to sell shares on MOEX. Moreover, because the international settlement systems remain closed for trading in any securities of Russian businesses, it is currently not possible for trades to settle between shareholders that acquired our shares on NYSE and investors on MOEX, and the volume of our ADSs available for trading on MOEX is limited. The trading value of our shares on MOEX may therefore be different from the value at which they would trade if all of our ADSs shares were available for trading. We can provide no assurance as to when or whether non-Russian shareholders will be permitted to effect trades on MOEX or when or whether the settlement systems will permit trading in all of our ADSs. Accordingly, the trading liquidity for our ADSs remains severely reduced, which could impair, or even render impossible, the ability of our investors to dispose of their securities.

A termination of our ADS program could severely impact the ability of the holders of our ADSs to recover any value for their investment in the Company.

On March 15, 2023, we received a written notice from the staff of the NYSE Regulation (the “Staff”) notifying us that it has determined to delist the our ADSs from the NYSE. While the Company has a right to a review of the Staff’s determination by a Committee of the Board of Directors of the NYSE and, accordingly, on March 28, 2023, has submitted a written request therefor, there can be no assurance that the review process will be successful and that the Company’s securities will not ultimately be delisted from the NYSE.

A delisting from the NYSE would trigger a termination option for the Company’s depositary bank, The Bank of New York Mellon (the “Depositary”), under the Company’s depositary agreement in respect of its ADS program. The Company expects that the Depositary will exercise this termination option in the event of its delisting. In light of the absence of replacement financial institutions willing to provide depositary bank services to the Company in the current environment, if the Company’s ADS program were to be cancelled, ADS holders would only have a right to receive ordinary shares of the Company in exchange for their ADSs, which ordinary shares are not traded on any exchange, but no right to any compensation whatsoever. Without a liquid trading market for our ordinary shares, there may be no means for investors to sell the ordinary shares underlying their ADSs, which could have a material adverse impact on their value despite, and completely detached from, the business valuation of the Company, its profitability or prospects.

While the Company is currently considering alternatives to its NYSE listing to facilitate trading in its securities outside MOEX or to otherwise permit its investors to recover some value for their ADSs, a delisting from the NYSE could significantly constrain the Company’s available options in this regard, which could severely impact the ability of inventors to recover any value for their investment in the Company. Furthermore, even if the Company is able to find a means to allow investors to preserve some value for their investment, there is no assurance that those means will not result in adverse tax or other consequences for the Company’s investors.

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

Most of such requirements relate to disclosures that we would only be required to make if we also ceased to be a foreign private issuer in the future. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.235 billion, if we issue more than $1 billion in non-convertible debt securities during any three-year period, or if before that time we are a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find the ADSs less attractive because we may rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

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

Should the trading suspension by the NYSE be lifted, our ADSs will trade on both the NYSE and MOEX. Trading in the ADSs on these markets will occur in different currencies (U.S. dollars on the NYSE and rubles on MOEX) and at different times (due to different time zones, trading days and public holidays in the United States and Russia). The trading prices of the ADSs on these two markets may differ due to these and other factors. The liquidity of trading in the ADSs on MOEX is limited. This may impair the ability of holders of our ADSs to sell their ADSs on MOEX at the time when they wish to sell them or at a price that holders of our ADSs consider reasonable. In addition, trading of a small number of ADSs on that market could adversely and significantly impact the price of the ADSs and could, in turn, impact the price of ADSs traded on the NYSE. Any decrease in the trading price of the ADSs on one of these markets could cause a decrease in the trading price of the ADSs on the other market. Additionally, as there is no direct trading or settlement between the two stock markets, the time required to move the ADSs from one market to another may vary and there is no certainty of when ADSs that are moved will be available for trading or settlement.

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

A significant portion of our total issued and outstanding ADSs are eligible to be sold into the market, which could cause the market price of the ADSs to drop significantly, even if our business is doing well.

After giving effect to the sale of ADSs in our initial public offering, we had 69,042,400 ADSs outstanding. The ADSs sold in our initial public offering or issuable pursuant to the equity awards we grant are freely tradable without restriction under the Securities Act, except for any of the ADSs that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In connection with our initial public offering, we, certain of our key shareholders, our executive officers, directors and holders of almost all of our outstanding shares and warrants had agreed with the underwriters participating in our initial public offering, subject to certain exceptions, not to, and not to clause any direct or indirect affiliate to, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs, our ordinary shares underlying the ADSs, or any other securities convertible into or exercisable or exchangeable for ADSs or such ordinary shares, enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or ordinary shares, or publicly disclose the intention to do any of the above, during the period from the date of the initial public offering continuing through the date 180 days after the date of the initial public offering, except with the prior written consent of the representatives on behalf of such underwriters. As of the date of this Annual Report, the lock-up periods have expired and such ADSs are freely tradable without restriction under the Securities Act (although the ADSs of certain of our affiliates will only be able to be resold pursuant to the requirements of Rule 144). Sales of a substantial number of the ADSs in the public market, or the perception in the market that the holders of a large number of ADSs intend to sell, could reduce the market price of the ADSs.

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

In the event of a takeover, our minority shareholders may not benefit from the same protections that the minority shareholders of a Cypriot company listed on a regulated market in the European Union would be entitled to as regards mandatory offers and squeeze-out.

As of the date of this Annual Report, Cyprus law does not require a mandatory offer to be made in respect of an acquisition of shares in a Cypriot company that is not listed on a regulated market in the European Union (such as the Company). Accordingly, mandatory tender offers with respect to our shares are governed by our articles of association. They require a person that directly or indirectly acquires such number of shares that, together with any parties acting in concert would carry, (i) 30% or more but no more than 50% or (ii) 50% or more of the voting rights (whether from our shares or shares represented by ADSs), to make a tender offer to all of our other shareholders at a price per share not less than the highest price paid by such the acquirer and any parties acting in concert with it for any shares (including shares represented by ADSs) (including those included in the proposed transfer) in the preceding 12 months or during the period during which the offer is open, or, if no such transfers have taken place in respect of shares, at a price and on terms determined by our board of directors at its discretion to be comparable to any offer for purchase of shares in the Company (see “Description of Share Capital and Articles of Association—Provisions Relevant to Takeovers”). However, this provision does not apply to the Depositary holding legal title to the underlying shares and to Elbrus Capital or its affiliates, which means such persons can individually or collectively go below 30% or 50% of the voting power, as the case may be, and subsequently acquire more than 30% or 50% of the voting power, as the case may be, without making a tender offer. Accordingly, neither Cyprus law nor the mandatory tender offer provision in our articles of association provides a minority shareholder with a right to dispose of its shares in all scenarios in which a shareholder, together with parties acting in concert, if applicable, may acquire control over us.

In addition, our articles of association offer our shareholders less protection from squeeze-out in a takeover situation than is available under the laws of Cyprus (and many other jurisdictions). To facilitate acquisitions of the entire issued share capital of public companies, Cypriot law provides for a ‘squeeze-out’ mechanism whereby a company making a takeover bid for all the shares of another company (or whole class thereof) may, subject to certain conditions, acquire upon the same terms the shares of shareholders who have not accepted the offer. See “Description of Share Capital and Articles of Association—Relevant Provisions of Cypriot Law.” In order to protect the interests of shareholders who have not accepted the offer, squeeze-out is only available under the laws of Cyprus (and many other jurisdictions) where holders of 90% value of the shares or more of the shares concerned have accepted the offer. Our articles of association allow for squeeze-out where holders of only 80% or more value of our shares have accepted the offer. See “Description of Share Capital and Articles of Association—Provisions Relevant to Takeovers.” Accordingly, as compared to Cyprus law, our articles of association offer our shareholders less protection from being required to sell their shares on terms that they consider unfavorable, and the purchaser of a significant stake in our company would need relatively low minority shareholder acceptance of its offer in order to be able to squeeze out other minority shareholders.

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

Based on the current and anticipated composition of our income, assets and operations and those of our subsidiaries, we do not expect to be treated as a PFIC for the taxable year ending on December 31, 2022. This is a factual determination, however, that depends on, among other things, the composition of our income and assets, and the value of our assets and those of our subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the value of our assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the fair market value (which is generally reflected in trading price) of the ADSs, which may fluctuate significantly. Therefore, there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects.”

B.	Business Overview

Overview

We are a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, ranking among the top fifteen most popular online real estate classifieds globally, based on the February 2023 SimilarWeb traffic data. We believe that since our founding in 2001, we have become the most recognized and trusted real estate classifieds brand in the most populous Russian regions, and have expanded our business beyond online real estate classifieds listings to offer additional products and services, which turn real estate searches and transactions into a seamless, transparent and efficient experience. Our mission is to use technology and deep insights into the Russian real estate market to help people on the journey to their perfect new place to live or work.

We operate in the Russian real estate market, which, according to our estimation, represented approximately USD 200 billion in 2022 and currently has a high growth potential. Being at the forefront of this digitalization trend and, as we believe, being one of the major driving forces behind it, we see an extensive addressable market, which comprises real estate agents’ commissions, developers’ advertising budgets as well as adjacent markets, including mortgage advertising and digital services facilitating transactions.

Our networked real estate platform connects millions of our users, the real estate buyers and renters, to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban, for both sale and rent. By offering a unique combination of products, services and insights, we have become a premier destination for our users as well as tens of thousands of our customers, real estate agents, developers, private sellers, landlords and other partners. Our platform aims to provide an end-to-end experience for customers and users and helps them address multiple pain points on their journey to a successful real estate transaction. We strive for our platform to encompass all stages of such journey, from finding the right property and the right buyer or renter, to financing the purchase and ensuring transaction certainty, while allowing participants to transact with ease and efficiency. We derive revenue:

●	In the Core Business segment, from listing fees in the secondary residential and commercial real estate verticals and lead generation fees in the primary residential real estate vertical, as well as fees for value-added services, such as auction and premium and highlighted listings, and other value-added services. In June 2020, we introduced a new subscription-based model for customers, which allows our customers to purchase a monthly subscription with us and combine a number of listings with value-added services, improving efficiency for them and stickiness and monetization for us. For more details, see “—Our Real Estate Platform—Core Classifieds Business—Products and Services We Offer to Customers—Subscription Model.” In 2022, the average share of listing revenue under the subscription model amounted to approximately 54% as compared to approximately 46% in 2021. We also charge fees for providing advertising tools through our platform for various parties, primarily real estate developers and banks, which we refer to as our display advertising revenue. In 2022, we derived 95% of our revenue from our Core Business segment (of which 49% from the secondary residential real estate vertical, 30% from the primary residential real estate vertical and 12% from the commercial real estate vertical).
●	In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.
●	In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.
●	In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, execution and storage, registration and tax refunds), as well as revenues generated from our Home Swap service that provides an alternative way for users to finance a real estate purchase by facilitating simultaneous sales and purchases of properties. Also, this segment includes revenues from the Agent Finder, a service for matching real estate agents and users.

Users can search our property listings free of charge via our mobile applications and our mobile and desktop websites. They can also benefit from a broad scope of various innovative services that we offer, such as real estate valuation and access to a choice of real estate purchase financing options.

Our networked platform model and our trusted brand allow us, pursuant to Company data, to remain one of the leading online real estate classified platforms by share of leads to real estate agents and individual sellers and by number of listings in Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg, Novosibirsk and Omsk. In 2022, we had approximately 1.9 million listings available through our platform and an average UMV of approximately 17.9 million. In 2021, we had approximately 2.0 million listings available through our platform and an average UMV of approximately 20.5 million. We believe that the quantity and quality of our listings database, as well as our expanding end-to-end value proposition, attract an increasing number of buyers and renters, which results in more transactions conducted based on expressions of interest and inquiries generated through our platform (“leads”), which in turn attracts more real estate agents, developers and landlords posting more listings. We believe that this powerful network effect has allowed us to continuously solidify our position as a market leader in our core regions of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, and will allow us to continue strengthening and expanding our position in other regions.

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

We are a technology-driven platform and are committed to delivering the most efficient and stress-free experience through the use of cutting-edge technology, especially in view of the rapid pace of technological changes in our industry, such as increasing use of mobile devices in the real estate market and proliferation of new technologies that improve user experience, such as machine learning. We believe that the mobile-first approach, in which we prioritize users’ reliance on the mobile applications and websites, not only makes finding a new home or office more convenient for users, but also increases retention, improves the efficiency and conversion rate of our marketing programs and accelerates the growth of our business. The share of mobile in our average UMV increased to approximately 75% in 2022 from approximately 72% in 2021 and approximately 68% in 2020 (in 2022 we introduced a new algorithm to identify fake accounts, thus, the figures for 2021 (previously: 78%) and 2020 (previously: 71%) have been retrospectively changed). Similarly, our share of mobile in leads to agents and individual sellers increased to approximately 72% in the 2022 from approximately 71% in 2021.

Our revenue was RUB 8,266 million, RUB 6,033 million and RUB 3,972 million in the years ended December 31, 2022, 2021 and 2020, respectively. In the year ended December 31, 2022, we recorded net profit of RUB 480 million, while in the years ended December 31, 2021 and 2020, we recorded net losses of RUB 2,857 million and RUB 627 million, respectively. The change from losses in the previous years to profit for the year ended December 31, 2022 was driven primarily by revenue growth and a decrease of employee-related expenses as there was no recognition of expense relating to our long-term pre-IPO incentive program awards (which were incurred in 2021 and was triggered by our initial public offering). Our Adjusted EBITDA was RUB 1,671 million, RUB 318 million and RUB 181 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and as of December 31, 2021 we had no debt outstanding, while as of December 31, 2020 the total indebtedness outstanding under the credit facilities was RUB 728 million. Throughout 2022 we launched monetization in a number of additional regions with the total number of monetized regions reaching 52 regions (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) as of December 31, 2022. Despite the unfavorable market environment, we managed to significantly expand our business in 2022. We believe that we are well-positioned to successfully leverage our scale, expertise and experience to continue growing our business and achieve profitability margins enjoyed by our best-in-class international peers.

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

The summary timeline below sets out some of our key development milestones to date:

●	2001: Launch of our online real estate classifieds platform (Cian.ru) in Moscow and start of our platform build-up.
●	2014: Merger with realty.dmir.ru. Acquisition of EMLS, a classifieds platform, focusing on St. Petersburg and the Leningrad region.
●	2015: Launch of the primary residential real estate vertical offerings on our website.
●	2016: Expansion of our coverage to select regions, including Nizhniy Novgorod, Samara, Krasnodar, Ufa and Kazan.
●	2018: Launch of our first federal marketing campaign.
●	2019: Launch of our Mortgage Marketplace (Cian Mortgage) and further expansion of our suite of services.
●	2020: Introduction of our subscription model.
●	2021: Acquisition of the N1 Group, a real estate-focused classifieds business that operates in key cities in the Urals and Siberia, such as Ekaterinburg, Novosibirsk and Omsk. Launch of End-to-End Offerings segment.

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

We define our market opportunity in terms of a total addressable market (“TAM”) over the long-term, which includes:

●	Real estate agents’ commissions pool. We address this market through (i) our core classifieds business, as agents spend part of their commissions revenue on properties advertising through our platform, as well as (ii) through development of our end-to-end platform.

●	Primary real estate advertising market comprising sales and marketing budgets of real estate developers in Russia. We address this market through our core classifieds business, as developers in Russia allocate part of their advertising budgets to promote new builds and projects through online real estate classifieds platforms.
●	Mortgage customer acquisition market comprising Russian banks’ spend on attracting new mortgage borrowers. We address this market through our mortgage marketplace, as our partner banks use it to attract new borrowers.
●	Online transaction services market comprising revenues of online services for document preparation and signing, legal checks, and notary and state registration. This market is in the early stages of development in Russia and we believe it has significant growth potential. We are addressing this emerging opportunity through Online Transaction Services, which we launched in 2021.

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

Based on the above approach to the monetization of our platform, we recognize the following reporting segments:

●	Core Business, which comprises our core classifieds platform, including our listing and value-added services for secondary residential and commercial real estate customers, our lead generation solutions and value-added services for primary residential real estate customers, such as developers, as well as our display advertising tools.
●	In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.
●	In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.
●	In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, signing and storage, registration and tax refunds), as well as revenues generated from our new Home Swap service that provides an alternative way for users to finance a real estate purchase by facilitating simultaneous sales and purchases of properties. Also, this segment includes revenues from the Agent Finder, a service for matching real estate agents and users.

Our users can search our property listings free of charge via our mobile applications and our mobile and desktop websites. They can also benefit from a broad scope of various innovative services that we offer, such as real estate valuation, and access to a choice of real estate financing options.

Our reporting segments correspond to our operating segments. For further details on our segmentation, see Note 5 (Segment Information) to our consolidated financial statements for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, included elsewhere in this Annual Report.

Key Audiences

Customers

Our customers include (i) professional listing customers, such as real estate agents (both agents working for real estate agencies and independent agents) and real estate developers as well as (ii) private listing customers, such as individual property owners (sellers and renters) who choose to list their property directly without any intermediary.

We generally differentiate our diverse base of secondary residential and commercial real estate customers (real estate agencies, agents and individual sellers) in four categories:

●	Large agencies, which we define as agencies with, on a 30-day rolling-average basis, more than 300 listings on the platform. In 2022, large agencies accounted for approximately 35% of listings on our platform and generated 21% of listing revenue. Our relationship with such agencies is managed by our key account managers, who use various business-to-business marketing techniques (such as webinars, training sessions and conferences) to maintain and strengthen the relationships.
●	Mid-size agencies, which we define as agencies with, on a 30-day rolling-average basis, between 30 and 300 listings on our platform. In 2022, mid-size agencies accounted for approximately 27% of listings on our platform and generated 35% of listing revenue. The relationship with this group is typically managed by our sales managers, who use business-to-business marketing techniques similar to those used for large agencies.

●	Small agencies, which we define as agencies and private agents with, on a 30-day rolling-average basis, fewer than 30 listings on our platform. In 2022, small agencies accounted for approximately 25% of listings on our platform and generated 38% of listing revenue. Such agencies typically access our platform on a self-service basis, using our small and medium-sized business (SMB) tools.
●	In 2022, private listing customers accounted for approximately 13% of listings on our platform and generated 5% of listing revenue.

The key metric we use to measure the size of our customer base is the number of paying accounts. For further details on this and other data, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Indicators of Operating and Financial Performance.” In 2022, we had an average of approximately 136 thousand paying accounts as compared to approximately 112 thousand in 2021 and 89 thousand in 2020.

Users

Our users comprise individuals who utilize our platform, typically free of charge, to search for properties to buy or rent and a variety of information and services to help them navigate through various real estate transactions. The key metric we use to measure our user base is average UMV. In 2022, our average UMV amounted to approximately 17.9 million, as compared to approximately 20.5 million in 2021 and 16.5 million in 2020.

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

Core Classifieds Business

Products and Services We Offer to Users

Our main products comprise listings for sale and rent of residential and commercial real estate, which users can browse through on our platform. Our users can browse listings and use other products and services on our websites and mobile applications free of charge. We believe that our products and services help our users to research the secondary and primary residential, as well as the commercial real estate, verticals; explore alternatives; and make better-informed decisions. We focus on providing users with information that is as detailed as possible. A typical listing includes the asking price; a detailed description of the property, including certain specifications (size, number of rooms, floor, etc.); its location and neighborhood; images and plans; as well as 3D property virtual tours (for primary real estate properties). Additionally, we show price dynamics, listing price valuation and, for some listings, we show information about the number of owners and information about any encumbrances.

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

In 2022, we had approximately 1.9 million listings available through our platform and an average UMV of approximately 17.9 million. In 2021, we had approximately 2.0 million listings available through our platform and an average UMV of approximately 20.5 million. We monitor all listing information uploaded to our websites and mobile applications through a multi-step process: all listings go through automatic verifications, with some listings also going through manual verification by our monitoring team. The verifications are set up to identify common anomalies in posted information to limit unreliable, irrelevant or incorrect information. If we discover any false information in a listing, we contact the listing party or, in some cases, we immediately delete the listing. We can also impose sanctions on an account of the listing party or a particular listing by downplaying it in the search engine results.

Since 2022, we have focused more attention to our daily rental business as we see a high growth potential in this market after several international players left the Russian market. In this segment, we focus on rental apartments, which is more popular in Moscow and St. Petersburg where we have better brand recognition. In addition to listings posted directly on our platform, Cian works under a metasearch model with online travel agents (OTAs) as partners. The average number of listings in daily rentals increased from 4.2 thousand in 2021 to 7.6 thousand in 2022. As of January 2023, Cian is a leader in the number of daily rent listings is Moscow, St. Petersburg and other key regions (according to MASMI research, January 2023).

Our platform is accessible anytime and anywhere through: (i) our websites “Cian.ru,” “N1.ru” (for properties located in Novosibirsk, Ekaterinburg and certain other regions), and “MLSN.ru” (for properties located in Omsk and certain other regions) and (ii) our Cian and N1 mobile applications. Our mobile applications are currently available via iOS and Android to meet the needs of users who increasingly conduct their real estate searches on mobile devices.

In addition to property listings, our users benefit from unique and diverse services that can help them search for a particular property, research the real estate market in general, find the relevant real estate agent and make informed decisions throughout the transaction process (see “—End-to-end real estate platform”). In addition, our users can get free access to a variety of real estate information, including access to analytical reports with insights into comparable historical price trends for a selected property as well as other listed properties in the same building, Cian news magazine, blogs and a Q&A forum.

We strive to offer our users the best mobile experience and provide services that can be accessed through smartphone devices at any time and from any place. We employ a mobile-first approach, in which we prioritize our users’ reliance on our mobile applications and mobile websites. We believe that our mobile-first approach and strong technological platform optimized for mobile devices have helped us to increase our mobile traffic, engage a large audience of users, and support the increase in user traffic as well as customer leads. In 2022, our share of mobile traffic was approximately 75% as compared to approximately 72% in 2021. Similarly, our share of mobile in leads to agents and individual sellers increased to approximately 72% in the 2022 from approximately 71% in 2021. In the years 2022, 2021 and 2010, the cumulative downloads for our Cian mobile application were approximately 38.3 million, approximately 31.5 million and approximately 21.2 million, respectively.

Products and Services We Offer to Customers

Listings

We connect millions of Russian real estate buyers and renters to millions of high-quality real estate listings placed by tens of thousands of real estate agents, private sellers and landlords. We offer our professional and private customers a range of listing options in order to maximize their exposure to relevant buyers and renters.

Our platform allows our customers to publish listings with detailed content, including descriptions, multiple photographs, virtual 3D property tours, maps and other information. All listing offerings include the display of listings across our full platform, including both our websites and mobile applications. We provide our customers with built-in solutions to assist them in completing and submitting their listing information in a standardized format. We update the listing data on our platform on a daily basis through our proprietary technologies and software. We monitor all listing information uploaded to our platform and conduct periodic checks and verifications of listing information posted on our platform. We built a multi-level listing verification process, which includes both automatic checks and manual moderation. We developed a special scrolling system that checks listings using all available information, such as the description of the property, specified filters, photos, watermarks, call-tracking data, as well as reliable information obtained from various public sources. If, following such automatic verification, our scrolling system detects any verification issues, the listing undergoes the manual verification conducted by our moderators. The high quality of our listing base is recognized by the market as Cian was acknowledged as the most effective platform for attracting leads (according to MASMI research, March 2022).

Our professional listing customers, such as real estate agents, can typically purchase various quantities of listings through a pay-per-listing model or through a subscription model. They can set up individual accounts as well as master or subordinated accounts, described below. For further details, see “—Subscription Model.”

Since the end of 2022, our private listing customers can set up an individual account and post their listings (with a reasonable limit) free of charge in all regions. In some regions, our professional listing customers can also currently post their listings free of charge.

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

Value-Added Services

Our customers can purchase a broad range of our value-added services to help them boost, promote and improve the visibility of their listings in search results (the “listing value-added services”). Our key listing value-added services include options such as:

●	auctions, which, we believe, are a unique feature on our platform that provides customers with an opportunity to place an auction bid to raise the ranking of their listings in search results. The auction feature also provides for an “Autobroker” assistant, through which customers are able to choose optimal rates in the auction, change rates promptly and quickly respond to developments in competitors’ behavior;
●	boosting listings to the top of search results, by buying special boosting packages that allow customer to display listings higher in search results. The listings placed under boosting packages may be further heightened by using the auction tool;
●	branding listings for realtors and branding cards of residential complexes for developers that allow our customers to promote their brands and make their listings standing out.

In addition to the listing value-added services, we also offer our customers a broad range of our so-called Pro.Tools for real estate agents that help them operate quicker and more efficiently. In particular, our customers may benefit from convenient management of all incoming leads thanks to a call-tracking system and direct chat with users, agent finder, competitor monitoring, selection of properties for clients, electronic transaction registration through Cian, personalized report on property evaluation and personal e-card of a realtor.

Our customers can individually select these Pro.Tools to fit their specific needs and can use our Pro.Tools services that provide access to all Pro.Tools available on our platform. We believe that Pro.Tools provides our customers with a great opportunity to efficiently track, manage and communicate with users and measure and quantify the value generated by the leads from our platform.

Additionally, we also offer enterprise services that help real estate agencies to manage marketing costs, track performance using productivity metrics, achieve software integration and manage employees (for example, by posting vacancies, API integration of data in CRM, and outsourcing of real estate agency pages on the platform to the Cian team).

We also offer some additional services to our customers, such as free access to a variety of real estate information through our Cian news magazine, blogs and a Q&A forum, as well as access to analytical reports with insights into comparable historical price trends for a selected property as well as other listed properties in the same building. All the Pro.Tools are free for our customers.

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

For the year ended December 31, 2022, our listing revenue comprised 46% of revenue from value-added services and 54% of revenue from listings and others. Average revenue per listing increased by 38% in the year ended December 31, 2022 in comparison to the year ended December 31, 2021.

Subscription Model

Currently, we have three models of listing monetization on our platform: pay-per-listing model (for seven days in rent segment and for 30 days in sale segment), listing packages and subscription model.

We offer pay-per-listing pricing and listing packages to our private customers and small agencies. For larger real estate agencies (30+ listings) we offer a subscription model. Through our monthly subscription model, our customers can purchase a fixed number of listings and use some of our value-added services. The price of subscription depends on the total number of clients’ listings, loyalty discount and subscription level. As part of our subscription model, we currently offer four different subscription levels (platinum, gold, silver and bronze), varying by the number of listings and value-added services included in the bundles. With higher levels of subscriptions, the clients are entitled to more value-added services and higher loyalty points that they can spend in auctions. We believe that our customers benefit from the personalized approach, whereby they can choose the most suitable terms for their subscription, including the amount of the value-added services. For all pricing models the applicable fee is payable in advance of posting the listing.

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

In 2022, the share of listing revenue generated under the subscription model amounted to approximately 54% as compared to approximately 46% in 2021.

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

We believe that developers are attracted to our platform primarily due to: (i) access to a larger base of users searching specifically for new real estate, (ii) our monetization model, based on lead-generation, which is better tailored to developers’ objectives and aligns their interest with ours, and (iii) the comprehensive set of value-added services we offer, including our auction tool.

In order to track the number of qualifying calls received by real estate developers through our platform, we employ call-tracking tools, in particular, we acquire phone numbers from telecom operators and display these numbers as contact details in the relevant listings instead of the numbers provided by the developer. All calls from users are first directed to our numbers, which are then redirected to the relevant real estate developers’ numbers. As the owner of the phone number displayed on the website, we can request the relevant call statistics from the telecom operator on all incoming calls from users, and therefore track the number of qualifying calls.

At the end of 2021, we switched from offering the featured listing option to tariffs for developers. The number of services included and the price of a lead varies with a tariff level. We are focusing on increasing the share of customers with premium tariffs. Real estate developers can also use value-added services, such as auctions to increase the number of leads. In 2022, the average revenue per lead increased by 82% compared to 2021. The main reasons of such growth were increased competition amongst developers driven by reduced real estate demand, as well as the disconnection of international players from the Russian market.

Advertising Services

We leverage our platform by offering advertising space and services as well as certain miscellaneous special marketing projects to various parties aiming to reach our transaction-ready audience (including real estate developers, banks and commercial real estate professionals).

We believe that our user base composition is highly attractive for advertisers as we provide them the opportunity to reach the specific audience segments that are the most relevant to them. In addition, we have exclusive tailored advertising terms with several major players in the market. For example, we provide certain exclusive advertising options to developers and housing development institutions, including tailored search filters, exclusive banners on the rent section of our website and placement of the real estate developer’s buildings on the maps displayed on our platform.

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

The products and services that we offer as part of our end-to-end real estate platform aim to address the following needs of our users and customers:

Finding professional agents

Users and customers are able to find professional real estate agents through our core classifieds platform and the Agent Finder, a service for matching real estate agents and users, which we launched in 2020. The Agent Finder allows users to search our agents’ database or submit an application outlining the main criteria for their preferred agents. The agents purchase access to the database of applications and we connect them with the relevant clients.

Financing the purchase

We launched our Mortgage Marketplace platform in 2019. Through our cooperation with various leading Russian banks, the Mortgage Marketplace offers our users a number of unique features to cater to their specific mortgage financing needs:

●	a mortgage interest rate comparison tool for mortgages (including calculation of early prepayments) from a number of leading Russian banks with no commissions or hidden fees;
●	an opportunity to apply directly for a mortgage pre-approval with multiple banks via Cian by submitting one easy-to-complete application; and
●	a personalized mortgage pre-approval decision and interest rate offer from several leading Russian banks, generated within minutes of application.

We believe that our unique direct integration with banks under the Mortgage Marketplace not only allows the banks to attract buyers actively looking for a mortgage, but also assists our users in better understanding and planning their home purchase budgets and in obtaining financing in record time. Furthermore, with access to the status of a financial platform operator, we have access to certain standardized customer information on government-run electronic systems and databases and are permitted to carry out the relevant transactions (in particular the obtaining of a mortgage loan) on our platform.

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

Transacting with ease by eliminating inefficient workflows and closing the deal online

We strive to ensure that our users can transact efficiently and with ease and, for this purpose, have launched the following set of products and services:

●	We provide free access to a Property Valuation tool, which is a valuation, conducted using our proprietary algorithms and our property data, recent comparable sales and property listings.
●	In the second half of 2021, we also launched a full suite of offerings for Online Transaction Services, including secure online payments, electronic document signing, storage of documents and state online registration services.

In addition to the aforementioned products and services that we offer, or plan to offer, as part of the end-to-end real estate platform, we are also developing data analytics and market intelligence services for our customers, providing them with access to market information through our broad database of real estate content. In 2022, we suspended the development of our Information and Analytics platform, though we continue to offer this product as a part of our Core business segment. As part of this offering, we collect data on commercial real estate from multiple sources (including our proprietary databases, governmental registers and databases, various open sources and other information collected by our specialists), analyze, arrange and customize relevant data for specific client preferences.

Through these initiatives, we aim to establish ourselves as a first-in-class platform that offers a comprehensive suite of products and services. We believe that the end-to-end platform offering is the future of the real estate classifieds market, and we see an excellent opportunity in disrupting the market and building the platform that provides greater value to our users and customers.

Geographic Coverage

Our operations have Russia-wide coverage, with a particular focus on key metropolitan areas, particularly Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk. We also cover other cities and regions, including Samara, Nizhniy Novgorod, Krasnodar, Ufa, Kazan, Krasnoyarsk, Archangelsk, Chelyabinsk, Tyumen and Perm as well as other cities and regions. In 2022, we significantly expanded the monetization of listing on our platform to new regions. As of December 31, 2022, the number of monetized regions reached 52 in comparison to 21 regions as of December 31, 2021.

Moscow and the Moscow region have historically been our strongest market, accounting for 74% of our Core Business segment revenue for the year ended December 31, 2022 and 73% of our Core Business segment revenue in 2021. Core Business segment revenue for Moscow and the Moscow region was RUB 5.8 billion, RUB 4.1 billion and RUB 3.0 billion in the years ended December 31, 2022, 2021 and 2020, respectively. Core Business Adjusted EBITDA Margin for Moscow and the Moscow region was 62% and 58% in 2022 and 2021 respectively.

Based on the data of real estate agencies surveys we regularly conduct, we also believe we are the leading online real estate classified platform by both share of leads to real estate agents and individual sellers, and number of listings in Moscow and Moscow region, as well as the leader in St. Petersburg and Leningrad region by the number of listings.

In 2022, we had approximately 1.9 million listings available through our platform, comprising approximately 351,000 listings in Moscow and the Moscow region, approximately 129,000 listings in St. Petersburg and the Leningrad region as well as 1.4 million listings in other regions.

N1 Acquisition

In February 2021 we acquired the N1 Group, a real estate-focused classifieds business that operates in Russian regional cities such as Novosibirsk, Ekaterinburg and Omsk through a website and as a mobile application.

Since its acquisition, we have integrated N1 into our operations, including our IT, product, sales and marketing, human resources and other core operations. Our monetization strategy was also aligned across our platform, including the “N1.ru” website and the N1 mobile application as well as the “MLSN.ru” website.

In July 2021, as part of our integration of the N1 Group, we launched a reverse feed function, which allows users to post listings simultaneously on both the Cian and the N1 Group websites and mobile applications by applying for the listing on any website or mobile application of our platforms. Following the launch of this feature, users started to transfer from N1 to Cian to post their listings. By the end of 2022 posting of new listings was possible only via Cian’s website or mobile application for users in some of the N1 regions. We expect the remaining users will fully switch to posting new listings on Cian’s website and mobile application by the end of 2023.

Nevertheless, we are planning to maintain the N1 website and mobile application in the mid-term for the convenience of N1’s users.

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

Marketing

Our marketing efforts are focused on promoting our brand names, which drive our traffic, and on strengthening our reputation as a leading real estate classifieds platform in Russia. We deploy a diverse mix of marketing and communications channels to reach our users and customers. We believe that we are not dependent on any single marketing channel. In the years ended December 31, 2022 and 2021, our online marketing expenses amounted to RUB 1,079 million and RUB 1,631 million, respectively, or 45.7% and 72.4% of our total marketing expenses for the respective periods.

We generally use two types of marketing channels: (i) brand awareness channels, such as television and blogs, and (ii) performance channels, such as contextual advertising and social networks. Our users typically use our platform free of charge. According to our estimates, based on Google Analytics data, in 2022, approximately 86% of our website traffic came from free channels, such as organic search, direct type-in (where a user types our name into a search engine), email distributions to our registered users, through referrals (where a current user refers a new user to our website), email, push and others. The portion of our platform traffic from paid channels, such as advertising, including cost-per-click and meta search, was generally flat in recent periods, accounting for approximately 14%, 18% and 17% of all traffic in the years ended December 31, 2022, 2021 and 2020, respectively.

Our paid marketing campaigns consist of online and television ads as well as other promotions, including through social media channels. We conduct nationwide, as well as regional, marketing campaigns and advertising campaigns for different projects, for example, targeted ads for our Mortgage Marketplace or Online Transaction services. We believe that our paid advertising campaigns promote awareness and help to generate more platform traffic.

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

Brand

We believe that our brand recognition is one of the key factors in our ability to attract new users as well as increase the total number of listings and leads on our platform. Based on user surveys we regularly conduct, we believe that we were the leader in brand awareness in Moscow and St. Petersburg.

Our strong brand position and our marketing and sales activities reinforce each other: a strong brand generates a good starting position for our marketing and sales efforts in acquiring new users and listings, which in turn increases the value of our platform to our audience and enhances our audience’s perception of us as a competent, valuable and market-leading platform.

We believe that the strength of our brand is particularly reinforced by marketing channels such as:

●	Digital media and social media placements, which offer us a wide user reach. The vast majority of our ads include user engagement tracking, enabling better control over the quality and frequency of our contact with intended audience. We also use various digital media purchasing tools with contact frequency tracking and post view analytics services;
●	TV advertising campaigns, which we believe drive our top of mind brand awareness among a broad user base; and
●	Outdoor advertising and radio, which, as a more traditional channel, diversifies our marketing efforts. While it is used less often than digital media channels, we believe that it has been particularly effective in some key regional centers.

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

In view of the rapid pace of technological changes in our industry, such as the increasing use of mobile devices by all participants in the real estate market, we stick to a mobile-first approach that we believe makes finding a new home or office more convenient for our users. Our users mainly access our platform from mobile devices, with the share of mobile in leads to agents and individual sellers increasing from approximately 64% in 2020 to approximately 71% in 2021 and approximately 72% in 2022, according to our estimates based on Google Analytics data.

Our mobile application “Cian.ru” is ranked among the top applications on app store-generated lists for lifestyle-related free applications on both the App Store and Google Play in Russia, with a rating of 4.7 in the App Store as of March 2023. As of March 2023, “Cian.ru” was ranked as the #2 mobile application in the “Home” category on Google Play in Russia.

As of the end of 2021 and 2022, the cumulative downloads for our Cian mobile application were approximately 31.5 million and approximately 38.3 million, respectively.

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

As of December 31, 2022, our services were supported and enhanced by a team of over 400 experienced and dedicated information technology employees, including software engineers, data scientists with strong machine learning experience and system administrators, as well as a product development team of over 50 employees with an in-depth knowledge of information technologies and real estate classifieds business. We also provide ongoing education to our information technology team and product development team to ensure that our team is up to date on new technologies and advances in our markets.

Product Development

Our approach to product development is focused on long-term revenue potential and is modular in structure. In this structure, each product, or key service (such as Mortgage Marketplace, Valuation & Analytics and E2E Offerings) is being developed by a dedicated team (typically including a product leader, several product managers, a tech development team for desktop and mobile channels, and product designers and analysts) and is assessed based on product-specific business metrics (such as, revenue, number of listings, number of leads, number of completed mortgage applications and mortgages signed, number of valuation requests, number of bookings in daily rentals, and amount of requests for online transaction services and Home Swap services). While each team generally works independently, we hold weekly meetings across teams to exchange views and synchronize development process. Our integrated service teams, comprising product research specialists, AI-and data specialists, and back-end infrastructure support, provide support across the product teams.

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

Security and Data Protection

We have built a comprehensive system to protect our, our users and our customers’ data, as it is the backbone of our business. We protect data with a combination of processing procedures and technology tools in accordance with our information security strategy. In addition to our main workforce at the information department, we also have a special team focused primarily on information security matters.

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

We compete with other vertical and horizontal digital classifieds platforms; other online channels, including specialized and non-specialized web-portals; social networks and traditional offline marketing channels. Generally, we believe that real estate adverting market participants compete on the basis of the quality of customer and user experience, which includes the breadth of services offering, depth, accuracy and usefulness of listings database as well as brand awareness and reputation. Competition also occurs for the marketing budgets of developers and professional real estate agents based on audience and the cost-effectiveness of lead generation services.

We face competition from a variety of digital market players and, in the case of primary real estate market, also from offline advertising media, all of which provide platforms and advertising space to customers. Our key competitors are other vertical classifieds platforms (or platforms specializing in a single category of classifieds), which focus on real estate classifieds, such as DomClick, Yandex.Nedvizhimost and Square Meter. Some of these platforms are owned by large Russian banking groups, such as DomClick, which is owned by Sberbank, and Square Meter, which is owned by VTB. Others are owned by large internet companies, such as Yandex.Nedvizhimost, which is owned by Yandex, one of the largest internet companies in Russia. Our key competitors also include horizontal classifieds platforms (or generalist online classifieds platforms that offer listings across various product categories, including real estate), such as Avito and Youla. Some of these platforms are also supported by larger internet companies, for example, Youla is the classifieds platform of VK Group. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The online classifieds market is competitive, and we may fail to compete effectively with existing and new industry players, which could have a material adverse effect on our business, results of operations, financial condition and prospects.”

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

Privacy and Personal Data Protection Regulation

We are subject to Russian laws regarding privacy and the protection of our customers’ and clients’ personal data. Pursuant to the Russian Personal Data Law, the notion of “personal data” under Russian law includes any data which relates (directly or indirectly) to an identified or identifiable individual. There is no closed list of information which denotes personal data and any data (or set of data) which identifies a specific individual is treated as personal data. Typically, name and contact details are considered to be personal data.

Russian law uses the term “data operator” to denote a person who determines the scope and purposes of the data processing (this is equivalent to the notion of the “data controller” under the GDPR). Russia also has a notion of “person involved into the data processing by the data operator” (this is equivalent to the notion of “data processor” under the GDPR). Personal data subjects have certain rights, which are broadly aligned with those provided for by the GDPR. Among other things, personal data subjects are entitled to request personal data operators to provide relevant information on legal grounds for collection, storage, or transmission of personal data, purposes of these actions, terms for processing, etc. Under the amendments to the Personal Data Law adopted in 2022, the timeframe for data operators to respond to data subject right requests was reduced from 30 days to 10 days.

The Personal Data Law, among other matters, requires that a data subject must, subject to a limited number of exceptions, provide informed and conscious consent to the processing (i.e., any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data. In case a data subject refuses to grant consent, data operators must clarify to them the legal consequences of refusal to grant such consent. Consent has to be specific, informed and conscious, and the amendments to the Personal Data Law adopted in 2022 also require consent to be unambiguous and detailed. This may restrict the use of previously acceptable practices going forward, (e.g., opt-out consents for certain types of data).

The Personal Data Law does not require the consent to be hand-written for most types of personal data and processing actions, but requires the consent to be in a form that, from an evidential perspective, sufficiently attests to the fact that it has been given by the relevant individual. We seek the consent from our customers and clients by asking them to click on a button or select a check-box, in appropriate circumstances, prior to the commencement of the account registration process on our platform or the use of our services, indicating the customer’s or user’s consent to our collection, use, storage, transferring and other processing of personal data. The “ticking the box” approach is currently considered to be generally acceptable as a matter of Russian law, provided that such “ticking the box” is a pre-condition to using the service and the service cannot be used without the customers and clients having ticked the box.

Additional requirements may apply to specific types of data. For example, the amendments to the Personal Data Law, which entered into force on March 1, 2021, set forth new rules on the processing of personal data that is made available to the general public (the “Relevant Data”). Relevant Data comprises customer and user profiles which are publicly available. The Relevant Data can only be processed/transferred to third parties to the extent there is consent from the data subject (the consent shall be in the form to be prepared by Roskomnadzor, the Russian data protection authority). The data subject may specify (in such consent) certain restrictions on data processing (such restrictions may, however, not apply to processing in state or public interest). In the absence of consent, the data operator cannot disclose the Relevant Data to third parties or otherwise process it. The burden of proof in respect of receipt of consent to processing of the Relevant Data lies with the data operator. In the absence of the consent, the data operator can process the Relevant Data internally (i.e., without transfer to third parties), only if the data subject directly provided the Relevant Data to such data operator.

The Personal Data Law also provides for the right to withdraw consent, in which case the person processing personal data has the obligation to destroy the data relating to the relevant subject. The new rules with respect to the Relevant Data also allow the data subject to demand that the data operator/third parties cease to process his/her Relevant Data. Unless the processing is stopped upon receipt of the relevant request, the data subject can oblige the data operator to stop the processing through court proceedings. The rules do not apply to processing by the Russian state authorities. The Personal Data Law requires data operators to have privacy policies, and the 2022 amendments to the Personal Data Law impose more detailed requirements in respect of the contents of such policies.

According to the Personal Data Law, personal data operators are required to conduct certain types of processing (“restricted processing actions”) of personal data of Russian citizens (when gathering such personal data) at collection of such data with the use of Russian databases (this obligation is referred to as the “Russian data localization rules”). Such “restricted processing actions” include recording, systematization, accumulation, storage, clarification (update, modification) and extraction/download. Roskomnadzor comments prohibit parallel input of gathered personal data into a Russian information system and a foreign-based system. This data may be transferred abroad by way of cross-border transfer from a Russian-based system only (and subject to the rules on cross-border transfer described below). Under the 2022 amendments to the Personal Data Law, data operators are expressly obliged to ensure that data processors they engage comply with these Russian data localization rules.

Russia also has restrictions on cross-border transfer of personal data, pursuant to which the transfer of personal data is allowed (subject to the rules on consent to processing described above) to countries which are either signatories to the Strasbourg Convention on Automated Processing of Personal Data 1981, or whitelisted by Roskomnadzor (the “Adequate Jurisdictions”). If a country to which the transfer is made is not an Adequate Jurisdiction, cross-border transfer is only permitted subject to a written consent of the data subject specifying the relevant country, or for certain specific purposes, such as the carrying out of an agreement with the data subject (e.g., a service or employment agreement), protection of vital interests of data subjects, including safety, or a constitutional regime.

Moreover, the amendments to the Personal Data Law adopted in 2022 require data operators engaging in cross-border transfers to submit by March 2023 prior notification to Roskomnadzor for such cross-border transfers. The notification must include specific details, such as regarding the data controller, the legal basis for processing and transfer, the categories of data subjects, a list of jurisdictions to which the data will be transferred and a risk assessment on the relevant jurisdiction(s) and recipient(s) from a data security and confidentiality perspective. Roskomnadzor may within 10 business days of receipt of the notification, restrict or prohibit the relevant cross-border transfer, including for state security purposes. On February 28, 2023, we submitted the notification on the cross-border transfers with respect to each Cian group company subject to the requirement and was not informed by Roskomnadzor of any restrictions or prohibitions in relation transfers.

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

We are also subject to a range of data privacy and cyber security laws globally. In particular, in Europe we are subject to the European Union General Data Protection Regulation (the “GDPR”). The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual or “personal data”, including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. GPDR regulates cross-border transfers of personal data out of the EEA.

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

In 2022, the Russian authorities allowed parallel imports of a number of goods, meaning that goods can be imported to Russia even if the right holder did not authorize sales in Russia, as long as sales are authorized by the right holder in other countries. This move is part of the package of measures aimed at countering sanctions and the exodus of companies from Russia, but it may potentially result in a reduction of the level of protection of intellectual property in Russia generally.

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

Russian advertising laws define and prohibit, among other things, “unfair,” “untrue” and “hidden” advertising (i.e., advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods which may not be produced and distributed under Russian law.

The Russian authorities introduced the Unified Information System on Record of Online Advertisements (ERIR). In connection with the introduction of ERIR and the relevant amendments to the Advertising Law adopted in 2022, advertisers and operators of advertising systems are obligated to provide certain information about advertisements to the authorities directly or via a counterparty using specific software. We provide all information about advertisements required by the law via advertising data operators.

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

In addition, the Sovereign Internet Law provides, among other things, certain requirements for Internet Providers, entities holding an autonomous system number and the Internet Arrangers. Certain entities within the N1 Group were holding an autonomous system number, which we inherited as part of the N1 Acquisition. The Internet Providers and Internet Arrangers are required to install certain software and hardware to determine IP addresses, install Russian-origin equipment for countering certain cyber threats, take part in practical trainings arranged by the Russian authorities and provide necessary assistance to the Russian investigative authorities. Failure to comply with the obligations and the legal requirements applicable to the Internet Arrangers or the Internet Providers could result in administrative (such as administrative fines or blocking of access to the online platform from within the territory of Russia) and other types of liability established by Russian law.

Russia is also introducing various internet monitoring systems. For example, the register of foreign platforms that are prohibited from accepting payments in the territory of Russia has recently been introduced to prevent infringements. The regulations generally require a request from a governmental authority to take down allegedly infringing or illegal information prior to blocking a particular website. However, in some cases, access to such information can be blocked without notification or prior judicial scrutiny. If information of the above-mentioned types of information is posted on our platform and we fail to identify and delete it in a timely manner, our websites may be blocked and our business may be materially adversely affected.

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

This discussion contains forward looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in “Item 3. Key Information—D. Risk Factors” of this Annual Report. See “Cautionary Note Regarding Forward Looking Statements.” Our actual results could differ materially from those contained in any forward-looking statements.

Overview

We are a leading online real estate classifieds platform in the large, underpenetrated and growing Russian real estate classifieds market, ranking among the top fifteen most popular online real estate classifieds globally, based on the February 2023 SimilarWeb traffic data. We believe that since our founding in 2001, we have become the most recognized and trusted real estate classifieds brand in the most populous Russian regions, and have expanded our business beyond online real estate classifieds listings to offer additional products and services, which turn real estate searches and transactions into a seamless, transparent and efficient experience. Our mission is to use technology and deep insights into the Russian real estate market to help people on the journey to their perfect new place to live or work.

We operate in the Russian real estate market, which, according to our estimation, represented approximately USD 200 billion in 2022 and currently has a high growth potential. Being at the forefront of this digitalization trend and, as we believe, being one of the major driving forces behind it, we see an extensive addressable market, which comprises real estate agents’ commissions, developers’ advertising budgets as well as adjacent markets, including mortgage advertising and digital services facilitating transactions.

Our networked real estate platform connects millions of our users, the real estate buyers and renters, to millions of high-quality real estate listings of all types — residential and commercial, primary and secondary, urban and suburban, for both sale and rent. By offering a unique combination of products, services and insights, we have become a premier destination for our users as well as tens of thousands of our customers, real estate agents, developers, private sellers, landlords and other partners. Our platform aims to provide an end-to-end experience for customers and users and helps them address multiple pain points on their journey to a successful real estate transaction. We strive for our platform to encompass all stages of such journey, from finding the right property and the right buyer or renter, to financing the purchase and ensuring transaction certainty, while allowing participants to transact with ease and efficiency. We derive revenue:

●	In the Core Business segment, from listing fees in the secondary residential and commercial real estate verticals and lead generation fees in the primary residential real estate vertical, as well as fees for value-added services, such as auction and premium and highlighted listings, and other value-added services. In June 2020, we introduced a new subscription-based model for customers, which allows our customers to purchase a monthly subscription with us and combine a number of listings with value-added services, improving efficiency for them and stickiness and monetization for us. For more details, see “—Our Real Estate Platform—Core Classifieds Business—Products and Services We Offer to Customers—Subscription Model.” In 2022, the average share of listing revenue under the subscription model amounted to approximately 54% as compared to approximately 46% in 2021. We also charge fees for providing advertising tools through our platform for various parties, primarily real estate developers and banks, which we refer to as our display advertising revenue. In 2022, we derived 95% of our revenue from our Core Business segment (of which 49% from the secondary residential real estate vertical, 30% from the primary residential real estate vertical and 12% from the commercial real estate vertical).
●	In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.
●	In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.
●	In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, execution and storage, registration and tax refunds), as well as revenues generated from our Home Swap service that provides an alternative way for users to finance a real estate purchase by facilitating simultaneous sales and purchases of properties. Also, this segment includes revenues from the Agent Finder, a service for matching real estate agents and users.

Users can search our property listings free of charge via our mobile applications and our mobile and desktop websites. They can also benefit from a broad scope of various innovative services that we offer, such as real estate valuation and access to a choice of real estate purchase financing options.

Our networked platform model and our trusted brand allow us, pursuant to Company data, to remain one of the leading online real estate classified platforms by share of leads to real estate agents and individual sellers and by number of listings in Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg, Novosibirsk and Omsk. In 2022, we had approximately 1.9 million listings available through our platform and an average UMV of approximately 17.9 million. In 2021, we had approximately 2.0 million listings available through our platform and an average UMV of approximately 20.5 million. We believe that the quantity and quality of our listings database, as well as our expanding end-to-end value proposition, attract an increasing number of buyers and renters, which results in more transactions conducted based on expressions of interest and inquiries generated through our platform (“leads”), which in turn attracts more real estate agents, developers and landlords posting more listings. We believe that this powerful network effect has allowed us to continuously solidify our position as a market leader in our core regions of Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg and Novosibirsk, and will allow us to continue strengthening and expanding our position in other regions.

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

We are a technology-driven platform and are committed to delivering the most efficient and stress-free experience through the use of cutting-edge technology, especially in view of the rapid pace of technological changes in our industry, such as increasing use of mobile devices in the real estate market and proliferation of new technologies that improve user experience, such as machine learning. We believe that the mobile-first approach, in which we prioritize users’ reliance on the mobile applications and websites, not only makes finding a new home or office more convenient for users, but also increases retention, improves the efficiency and conversion rate of our marketing programs and accelerates the growth of our business. The share of mobile in our average UMV increased to approximately 75% in 2022 from approximately 72% in 2021 and approximately 68% in 2020 (in 2022 we introduced a new algorithm to identify fake accounts, thus, the figures for 2021 (previously: 78%) and 2020 (previously: 71%) have been retrospectively changed). Similarly, our share of mobile in leads to agents and individual sellers increased to approximately 72% in the 2022 from approximately 71% in 2021.

Our revenue was RUB 8,266 million, RUB 6,033 million and RUB 3,972 million in the years ended December 31, 2022, 2021 and 2020, respectively. In the year ended December 31, 2022, we recorded net profit of RUB 480 million, while in the years ended December 31, 2021 and 2020, we recorded net losses of RUB 2,857 million and RUB 627 million, respectively. The change from losses in the previous years to profit for the year ended December 31, 2022 was driven primarily by revenue growth and a decrease of employee-related expenses as there was no recognition of expense relating to our long-term pre-IPO incentive program awards (which were incurred in 2021 and was triggered by our initial public offering). Our Adjusted EBITDA was RUB 1,671 million, RUB 318 million and RUB 181 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and as of December 31, 2021 we had no debt outstanding, while as of December 31, 2020 the total indebtedness outstanding under the credit facilities was RUB 728 million. Throughout 2022 we launched monetization in a number of additional regions with the total number of monetized regions reaching 52 regions (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) as of December 31, 2022. Despite the unfavorable market environment, we managed to significantly expand our business in 2022. We believe that we are well-positioned to successfully leverage our scale, expertise and experience to continue growing our business and achieve profitability margins enjoyed by our best-in-class international peers.

Key Factors Affecting Our Results of Operations

Our results of operations in the periods presented were affected, and are expected to continue to be affected, by the following principal factors relating to our business and industry:

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

The conditions and outlook for the Russian economy deteriorated significantly since the beginning of the military conflict in Ukraine. Russia’s GDP contracted by 2.1% in 2022, as compared to a 4.7% increase in 2021. The ruble to U.S. dollar exchange rate of the Central Bank of Russia (CBR) reached RUB 120.37 per U.S.$1.00 as of March 11, 2022 as compared to RUB 74.29 per U.S.$1.00 as of December 31, 2021, although as a result of capital control measures introduced by the Russian government and the CBR, as well as significant reductions in import volumes and low internal demand for U.S. dollars, the ruble subsequently strengthened against the U.S. dollar and currently remains close to its 2021 levels. In protest of the Russian government’s actions, many U.S., European and other multi-national businesses, have indefinitely suspended their operations and paused all commercial activities in Russia. Further, demand for Russian exports in Western countries has fallen considerably throughout 2022. These developments have resulted in supply-chain disruptions, unavailability or scarcity of certain manufacturing materials, technological and medical goods, have significantly affecting commodity markets, leading to rapid price increases, and amplified the sharp rise in inflation growth. Annual inflation in Russia reached 11.9% in 2022 according to the Federal Service for State Statistics of the Russian Federation (Rosstat).

The uncertainty in the Russian real estate market resulting from the military conflict in Ukraine negatively affected demand. The decrease of demand in 2022 in the real estate market led to decrease of average UMV by 13% compared to 2021.

Our revenue and results of operations may be affected in particular by Russian real estate market conditions, such as the supply of properties on the real estate market, driven, in part, by the pace of new construction, demand for properties on the real estate market including the availability of credit for real estate buyers as well as prevailing interest rates. In response to high inflation and a depreciating ruble, on February 28, 2022, the CBR increased its key interest rate from to 9.5% to 20.0%, which was later gradually decreased to 7.5% in September 2022. As a result of the significant increase in the CBR’s key interest rate as well as the overall decline in the Russian economy, the domestic financial and banking markets may experience periodic shortages of liquidity in the domestic money market and may result in banks cutting their exposure limits to both banks and various corporate sectors of the economy. In addition, both the corporate and retail banking sectors saw corresponding increases in lending rates and at the same time banks raised their deposit rates in an effort to obtain additional funding during a period of weakening liquidity. Consequently, funding costs have increased throughout the entire Russian financial system and have put substantial strain on Russian banks’ ability to manage interest rate risks, raise financing and prudently allocate available liquidity. The resulting higher interest rates may also have a negative impact on the banking sector’s profitability, as well as worsening Russian consumer and corporate creditworthiness. We expect the sharp rise in interest rates caused by the CBR’s key interest rate hike to have a materially negative impact on the Russian mortgage market. Decreased availability of mortgage loans and high interest rates will directly impact the volume of mortgage deals on the market.

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

In the primary market, we believe that these same uncertainties in respect of mortgages affect both demand for primary properties as well as supply by the real estate developers. The currently available mortgage subsidy program, intended to support the construction sector of the economy by offering subsidized mortgages, that was instituted by the Russian government in April 2020 and further extended in 2022 had a strong positive effect on the primary residential real estate market in Russia. If the program is cancelled or further amended in an adverse manner, or if alternative government support measures are not instituted, the demand for primary real estate and mortgage financing may significantly decrease, which, in turn, may affect our revenue generated from the leads to real estate developers, as well as revenues and growth prospects of our Mortgage Marketplace segment. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business and results of operations may be affected by the cancellation of, or any changes to, the Russian mortgage subsidy program.” Additionally, we expect construction costs will increase at higher rates, which would add further pressure on new construction projects.

In the mortgage market, demand did not fully recover after the key interest rate hike in late February 2022 and was under pressure since the end of September 2022 after the announcement of the partial military mobilization in Russia. At the end of 2022, the government prolonged the mortgage subsidized program until June 2024 but increased the lowest interest rate from 7% to 8%. Until any additional governmental support measures are announced, we expect a standstill in new mortgage issuances, other than subsidized mortgages.

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

With respect to platform traffic, our average UMV reached 17.9 million in 2022 compared to 20.5 million on 2021 and 16.5 million in 2020. Average UMV is one of the key metrics of our platform traffic and our user engagement. We believe that a stable growth in our average UMV plays a critical role in our overall platform development, including its network effects. A stable growth in our average UMV is also important for our ability to generate more leads to our customers and partners and to successfully scale our new initiatives and offerings, including as part of our Mortgage Marketplace, Valuation and Analytics and End-to-End Offerings segments. Our average UMVs in the future could be negatively impacted by adverse developments in the macroeconomic environment in Russia or the Russian real estate market. See “—Macroeconomic Environment and the Real Estate Market in Russia.”

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

Changes in Our Pricing Models, Monetization Strategy and Penetration of our Value-Added Services

Our pricing models and monetization strategy can impact our results of operations, including our profitability. We focus our pricing model on selling listings to our professional real estate customers on a subscription basis, where fees are charged for a package of listings and services. However, we also plan to continue to offer our pay-per-listing model to allow our customers, particularly smaller real estate agencies and individual agents, greater flexibility and convenience. In 2022, the average share of listing revenue under the subscription model amounted to approximately 54% as compared to approximately 46% in 2021. For further details, see “Item 4. Information on the Company—B. Business Overview—Products and Services We Offer to Customers.”  Our pricing models and monetization strategy could be negatively impacted by adverse developments in the macroeconomic environment in Russia or the Russian real estate market. See “—Macroeconomic Environment and the Real Estate Market in Russia.”

Furthermore, our results of operations are also affected by our customers’ use of our value-added services to boost listings. In the years ended December 31, 2022 and 2021, value-added services in both periods accounted for 46% of our listing revenue. We believe that the customers’ acceptance of our value-added services is primarily driven by our marketing and sales efforts, as well as by the overall market conditions. During periods of deteriorating economic activity, our customers may tend to optimize their marketing budgets and cut additional costs. We may therefore experience a decrease in demand for value-added services, which would negatively impact our revenues generally as well as the percentage of listing revenue represented by value-added services. See “—Macroeconomic Environment and the Real Estate Market in Russia.”

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

In response to the COVID-19 pandemic, we introduced several measures to mitigate its effects on our business as well as customer and user base. Specifically, to support our customers in these unprecedented circumstances, from April 2020, we temporarily offered our listing services free of charge across all cities and regions, including Moscow, the Moscow region, St. Petersburg and the Leningrad region. The monetization of our listings in Moscow, the Moscow region, St. Petersburg and the Leningrad region was reinstated in July 2020, with certain discounts offered in the third quarter of 2020. Throughout 2021 and 2022, we reinstated monetization and expanded it to new regions in accordance with our monetization strategy and principles, with the total number of monetized regions reaching 52 regions (including our core markets of Moscow, the Moscow region, Saint Petersburg and the Leningrad region) as of December 31, 2022. For further information, see “—Macroeconomic Environment and the Russian Property Market.”

Taxation

The Russian Tax Code establishes reduced rates with respect to profits tax, VAT and social security contributions for companies which carry out IT activities, develop and sell own-developed computer programs and databases, and/or render services involving development, adaptation, modification and support of computer programs and databases. Furthermore, to support the Russian economy in response to recent geopolitical events and severe sanctions, the Russian government introduced new tax support measures for IT companies. These measures, among other things, include a zero percent corporate profit tax rate that will apply until December 31, 2024. At the same time, in March 2023, the Russian Ministry of Digital Development, Communication and Mass Media proposed to extend the zero profits tax rate for IT companies without any limit in time; however, as of the date of this Annual Report, this measure was not yet passed. In order to apply the reduced rates, a taxpayer should be officially accredited to perform IT activity, the share of its income related to these activities should comprise 90% of total income (70% starting from January 1, 2022), and the average headcount should be at least seven employees (though this condition is abolished as of January 1, 2022). Historically, N1 Technologies, a subsidiary in our Group, has applied such reduced rates.

Segment Reporting

We identified our operating segments based on how our chief operating decision-maker (“CODM”), who are our Chief Executive Officer and our Board of Directors, manages the business, allocates resources, makes operating decisions and evaluates operating performance. We have identified the following reporting segments on this basis:

●	Core Business, which comprises sales of our listings, lead generation solutions for real estate developers and value-added services as well as display advertising on our platform;
●	In our Mortgage Marketplace segment, from fees charged to our partner banks for distributing their mortgage products through our advanced platform for mortgage price comparison, mortgage pre-approval and origination.
●	In our Valuation and Analytics segment, from fees charged to our customers and partners for providing access to our proprietary real estate market research, data analytics and market intelligence services, either through sales of individual reports or on a subscription basis.
●	In our End-to-End Offerings segment, from fees charged to our customers and users for services that enable online execution of real estate transactions (including document checking, verification, execution and storage, registration and tax refunds), as well as revenues generated from our Home Swap service that provides an alternative way for users to finance a real estate purchase by facilitating simultaneous sales and purchases of properties. Also, this segment includes revenues from the Agent Finder, a service for matching real estate agents and users.

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

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued by the IASB, but are not yet effective for the December 31, 2022 reporting period and have not been early adopted by us. These standards are not expected to have a material impact on us. For additional information, see Note 2.3 (New standards, interpretations and amendments) to our Consolidated Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain financial risks in the ordinary course of our business. These risks primarily consist of market risk, which comprises interest rate risk and foreign currency risk, credit risk and liquidity risk. For further discussion and sensitivity analysis of these risks, see Note 20 (Financial Risk Management) to our Consolidated Financial Statements.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates is currently limited because our operating activities are mainly carried out in rubles.

As of December 31, 2022, 33% of the Group’s cash and cash equivalents was denominated in U.S. dollars and less than 1% was denominated in euro. As of December 31, 2021 the U.S. dollar and euro exchange rates were 74.2926 rubles and 84.0695 rubles, respectively. Following the commencement of military operations in Ukraine by the Russian Federation in February 2022 and the resulting sanctions imposed by the United States of America, the European Union and the United Kingdom, among others, the ruble initially depreciated significantly against most other currencies. Following the subsequent decrease in imports and restrictions imposed by the CBR as a response to sanctions, the ruble strengthened against foreign currencies in the second and third quarter of 2022. However, in the fourth quarter of 2022, the ruble again deteriorated and as of December 31, 2022, the ruble to U.S. dollar and euro exchange rates were 70.3375 rubles and 75.6553 rubles, respectively, taking into account the limited convertibility of the ruble subsequent to February 24, 2022.

With all other variables held constant, the Group’s profit before tax is affected through the impact of fluctuation in U.S. dollar and euro exchange rates, as follows:

Change in U.S.
	dollar, euro	Effect on profit
	exchange rates	before tax
Year ended December 31, 2022
Cash and cash equivalents	+100%/‑100%	1,389 / (1,389)
Trade and other payables	+100%/‑100%	(90) / 90

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

The following table sets out information about the credit risk exposure on our trade receivables using a provision matrix:

	< 30 days	31‑60 days	61‑90 days	> 90 days	Total
2022
Expected credit loss rate	0.6%	5.2%	5.5%	75.9%
Total gross carrying amount	371	12	1	12	396
Expected credit loss	2	1	—	9	12

Cash and cash equivalents

Our cash and cash equivalents were RUB 4,110 million and RUB 2,419 million as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, the Group held 83% of its cash and cash equivalents with Russian banks (December 31, 2021: 22)% which are rated not less than A, based on Expert RA and AKRA ratings. The remaining cash and cash equivalents were held with a Cypriot bank having external credit rating of BB-, based on Standard & Poor’s rating.

Following the commencement of military operations in Ukraine by the Russian Federation in February 2022 and the resulting sanctions imposed by the United States of America, the European Union and the United Kingdom, among others, the external credit ratings of Russian banks were initially reduced significantly and ultimately withdrawn entirely by international rating agencies, namely Standard & Poor’s, Fitch and Moody’s. In the absence of international ratings, the Group used ratings of the local rating agencies, namely Expert RA and AKRA, to assess expected credit losses related to cash and cash equivalents held in Russian banks as of December 31, 2022.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group recognized an impairment reversal of RUB 12 million for the year ended December 31, 2022 (year ended December 31, 2021: allowance of RUB 14 million).

Liquidity risk

Liquidity risk is the risk that we will not be able to settle all liabilities as they fall due. We manage our liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments:

	Within 1	1 to 3	3 to 5
	year	years	years	> 5 years	Total
2022
Trade and other payables	364	—	—	—	364
Lease liabilities	46	30	—	—	76
Total financial liabilities	410	30	—	—	440

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

A.Operating Results

Explanation of Key Components of Our Consolidated Statement of Profit or Loss and Other Comprehensive Income

Certain individual line items of our consolidated statement of profit or loss and other comprehensive income:

Revenue

We generate revenue primarily from our offerings of: (i) listings and value-added services for our customers (which we refer to as our listing revenue), (ii) lead generation solutions for real estate developers (which we refer to as our lead generation revenue), (iii) advertising tools for various parties, primarily real estate developers and banks (which we refer to as our display advertising revenue) and (iv) through our Mortgage Marketplace, Valuation and Analytics and End-to-End Offerings segments, new business lines and services for various parties, such as, for example, banks in the context of our Mortgage Marketplace services (which we refer to as our “other revenue”).

Listing revenue, lead generation revenue and display advertising revenue primarily relate to the Core Business reporting segment, while other revenue primarily represents lines of business related to our Mortgage Marketplace, Valuation and Analytics and End-to-End Offerings segments.

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

For the year ended December 31, 2022, 46% of our listing revenue comprised revenue from value-added services.

Further, as part of our value proposition we offer our customers a loyalty program, which allows our customers who purchase listings with us to accumulate points that can be redeemed against future purchases on our platform. The loyalty points give rise to a separate performance obligation for us, as they provide a material right to acquire additional services at a discount for a customer, that the customer would not receive without entering into that contract. A portion of transaction price is allocated to the loyalty points awarded to customers based on a stand-alone selling price of points and recognized as deferred revenue (contract liability) in the consolidated statement of financial position. Deferred revenue is recognized as revenue when loyalty points are redeemed, expire or the likelihood of the customer redeeming the points becomes remote. When estimating the stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points.

Lead generation revenue. Lead generation revenue represents fees that we charge real estate developers for our establishment and referral of contacts (or leads) based on the number of qualifying calls (validated user connections) received from primary real-estate listing posted primarily through our platform (as part of the “Core Business” segment) or through our partner bank’s site (as part of the “Mortgage Marketplace” segment), i.e., when a user is reviewing a mortgage on our partner bank’s site, this user can access our full database of primary real-estate listings and will be presented with an option to contact a particular developer. We receive payment after the delivery of verification of the number of validated connections. Payment is generally due within 20 to 30 days from our provision of these services. For further details, see “Item 4. Information on the Company—B. Business Overview— Our Business Model.”

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

Other Revenue

Other revenue primarily consists of fees and earnings from our new business initiatives and new models of monetization of our website and mobile application traffic and content database (including lines of business related to our Mortgage Marketplace, Valuation and Analytics and End-to-End Offerings segments.

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

Operating expenses

Our operating expenses consist primarily of: (i) advertising and marketing expenses, (ii) employee-related expenses, (iii) IT expenses (including hosting and technical support expenses and telecommunication services), (iv) depreciation and amortization expenses, and (v) other operating expenses, including office maintenance expenses and other general corporate expenses.

Finance income

Finance income comprises income from short-term deposits.

Finance costs

Finance costs comprise interest and similar expenses related to the Facility Agreement and lease liabilities. For further details, see “—Credit Facilities.”

Foreign currency exchange gain / (loss), net

In 2022, foreign currency exchange loss, net of RUB 108 million was derived from cash and cash equivalents denominated in foreign currency, including the cash balances of our Cypriot companies.

In 2021, foreign currency exchange gain, net of RUB 53 million was derived from cash and cash equivalents denominated in foreign currency, including the cash balances of our Cypriot companies and a one-off effect of a convertible loan received from the Investors under the Investment Agreement in connection with the N1 Acquisition financing. The convertible loan was settled by issuance of 281 ordinary shares (5,566,900 ordinary shares after the share split) in favor of the Investors.

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

Income tax benefit / (expense)

Income tax benefit comprises the taxes levied on taxable income in individual countries, including Russia and Cyprus, as well as changes in deferred tax assets and liabilities that are recognized in profit or loss.

Results of Operations

The following table sets forth our results of operations for the periods indicated (in RUB million, except share and per share data):

	Year Ended December 31,
	2022	2021	2020
Revenue	8,266	6,033	3,972
Operating expenses
Marketing expenses	(2,360)	(2,253)	(1,697)
Employee‑related expenses	(3,759)	(5,062)	(2,208)
IT expenses	(549)	(527)	(264)
Depreciation and amortization	(269)	(279)	(200)
Other operating expenses	(584)	(726)	(180)
Total operating expenses	(7,521)	(8,847)	(4,549)
Operating profit / (loss)	745	(2,814)	(577)
Finance costs	(23)	(61)	(72)
Finance income	108	19	11
Foreign currency exchange gain / (loss), net	(108)	53	(1)
Other income	45	6	—
Profit / (loss) before income tax	767	(2,797)	(639)
Income tax (expense) / benefit	(287)	(60)	12
Profit / (loss) for the year	480	(2,857)	(627)
Total comprehensive income / (loss) for the year	480	(2,857)	(627)
Profit / (loss) per share, in RUB
Basic profit / (loss) per share attributable to ordinary equity holders of the parent	6.86	(43.89)	(10.55)
Diluted profit / (loss) per share attributable to ordinary equity holders of the parent	6.72	(43.89)	(10.55)

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenue

Our revenue increased by 37% to RUB 8,266 million for the year ended December 31, 2022 from RUB 6,033 million for the year ended December 31, 2021. The increase was driven by growth in core business revenue, primarily in lead generation and listing revenue.

The following table sets forth a breakdown of our revenue for the periods indicated:

	Year Ended December 31,
	2022	2021

	(in RUB million)
Listing revenue	4,812	3,699
Lead generation revenue	2,368	1,332
Display advertising revenue	650	601
Other revenue	436	401
Total revenue	8,266	6,033

Listing revenue

Our listing revenue increased by 30% to RUB 4,812 million in 2022 from RUB 3,699 million in 2021. This increase was primarily driven by the expansion of monetization to new regions and listing services price increases.

In 2022, we had approximately 1.9 million listings on our platform, compared to approximately 2.0 million in 2021. In 2022, we had an average of approximately 136.1 thousand paying accounts with an average revenue per paying account of RUB 2,936. In 2021, we had approximately 111.8 thousand paying accounts with an average revenue per paying account of RUB 2,759. In 2022, we changed the approach to calculating average revenue per paying account from daily average to monthly average, thus, the number for 2021 (RUB 746) has been retrospectively changed.

Lead generation revenue

Our lead generation revenue increased by 78% to RUB 2,368 million in 2022 from RUB 1,332 million in 2021. We believe that this was primarily driven by higher average revenue per lead to developers.

The following table presents the number of leads generated for our real estate developer customers and the average revenue per lead for the periods indicated:

	2022	2021
Leads to developers(1)(in thousands)	223.7	229.2
Average revenue per lead to developers(2)(in thousands RUB)	10.5	5.8
(1)	The number of paid target calls, lasting 30 seconds or longer, made by home searchers through our platform to real estate developers during a particular period of time.
(2)	Calculated as lead generation revenue in relation to the number of leads (for developers) during the period.

Increase in the average revenue per lead to developers resulted from price increases in December 2021, March 2022 and September 2022. Since March 2022, there was increased demand from buyers attempting to invest their savings in property and utilize mortgages that were approved prior to the key rate increase. Also, due to the disconnection of international players from the Russian online advertising market, the developers redistributed their advertising budgets to other channels, including classifieds.

Display advertising revenue

Our display advertising revenue increased by 8% to RUB 650 million in 2022 from RUB 601 million in 2021. This increase was driven primarily by the redistribution of developers’ advertising budgets, an increase in tariffs in June 2022 in Moscow and the Moscow region and St. Petersburg and the Leningrad region, as well as by the increased efficiency of traffic sales.

Other revenue

Our other revenue increased by 9% to RUB 436 million in 2022 from RUB 401 million in 2021. This increase was primarily driven by growth of the End-to-End Offerings segment (Home Swap revenue).

Total operating expenses

Total operating expenses decreased by 15% to RUB 7,521 million in the year ended December 31, 2022 from RUB 8,847 million in the year ended December 31, 2021, primarily driven by a decrease in employee-related and other operating expenses.

Marketing expenses

Marketing expenses increased to RUB 2,360 million in the year ended December 31, 2022 from RUB 2,253 million in the year ended December 31, 2021. This increase was primarily driven by business growth.

The following table sets forth a breakdown of our marketing expenses for the periods indicated:

	Year Ended December 31,
	2022	2021

	(in RUB million)
Online marketing	(1,079)	(1,631)
Offline marketing	(1,221)	(556)
Other marketing expenses	(60)	(66)
Total marketing expenses	(2,360)	(2,253)

Employee-related expenses

Employee-related expenses decreased by 26% to RUB 3,759 million in the year ended December 31, 2022 from RUB 5,062 million in the year ended December 31, 2021 due to the decrease of share-based payment expense. Wages, salaries and related taxes and other employee-related expenses were a total of RUB 2,986 million for the year ended December 31, 2022 compared to RUB 2,394 million for the year ended December 31, 2021. This increase was primarily due to headcount growth and salary growth in line with the market level.

Our employee personnel headcount increased by 2% to 812 in 2022 from 796 in 2021. In addition, we also engage independent contractors for certain services, including for IT development services, customer services, moderating services and others. We had a total of 319 independent contractors as of December 31, 2022 and 338 independent contractors as of December 31, 2021.

The following table sets forth a breakdown of our employee-related expenses for the periods indicated:

	Year Ended December 31,
	2022	2021

	(in RUB million)
Wages, salaries and related taxes	(2,986)	(2,394)
Share-based payment expense	(657)	(2,549)
Other employee-related expenses	(116)	(119)
Total employee-related expenses	(3,759)	(5,062)

IT expenses

IT expenses slightly increased by 4% to RUB 549 million in 2022 from RUB 527 million in 2021. This increase was primarily driven by an additional rollout of cloud hosting and growth of hosting tariffs.

Depreciation and amortization

Our depreciation and amortization decreased by 4% to RUB 269 million in 2022 from RUB 279 million in 2021.

Other operating expenses

Other operating expenses decreased by 20% to RUB 584 million in 2022 from RUB 726 million in 2021, mainly due to the nonrecurrence of IPO expenses in 2022.

Operating profit

As a result of the foregoing, we had an operating profit of RUB 745 million in 2022, compared to an operating loss of RUB 2,814 million in 2021. This change from loss to profit was primarily driven by an increase in revenue combined with a decrease in our total operating expenses.

Finance income and finance costs

Finance income increased by 468% to RUB 108 million for the year ended December 31, 2022 from RUB 19 million for the year ended December 31, 2021. This increase was primarily due to an increase in free cash available for placement in the bank deposits and the corresponding increase in interest income generated therefrom.

Finance costs decreased by 62% to RUB 23 million for the year ended December 31, 2022 from RUB 61 million for the year ended December 31, 2021, primarily due to the repayment in full of loans under the Facility Agreement in 2021 and the corresponding decrease in related finance costs in 2022.

Foreign currency exchange gain / (loss), net

Foreign currency exchange loss, net, amounted to RUB 108 million for the year ended December 31, 2022 in comparison to a gain of RUB 53 million for the year ended December 31, 2021 as a result of the strengthening of the ruble against the U.S. dollar.

Profit / (loss) before income tax

Profit before income tax amounted to RUB 767 million for the year ended December 31, 2022 in comparison to loss of RUB 2,797 million for the year ended December 31, 2021, for the reasons outlined above with respect to the various line items comprising loss before income tax.

Income tax expense

Our income tax expense increased to RUB 287 million for the year ended December 31, 2022 from RUB 60 million for the year ended December 31, 2021. This increase was primarily driven by an increase of taxable profit due to growth in taxable revenue.

Total comprehensive income for the year

Our total comprehensive income for the year amounted to RUB 480 million for the year ended December 31, 2022 from a loss of RUB 2,857 million for the year ended December 31, 2021, for the reasons outlined above with respect to the various line items comprising total comprehensive loss for the year.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

A comparison of our results of operations for the years ended December 31, 2021 and 2020 has been omitted from this Annual Report, but may be found under the heading “Item 5. Operating and Financial Review and Prospects” of the Form F-20 filed with the SEC on May 2, 2022.

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

The non-IFRS financial measures presented herein should not be considered in isolation or as an alternative or a substitute to profit / loss for the period, which is the most directly comparable IFRS measure, or any other measure of financial performance calculated and presented in accordance with IFRS. Adjusted EBITDA, Core Business Adjusted EBITDA for Moscow and the Moscow region, Core Business Adjusted EBITDA for Other regions, Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin for Moscow and the Moscow region and Core Business Adjusted EBITDA Margin for Other regions have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	they exclude depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;
●	they do not reflect foreign currency exchange loss (gain), which reduces (increases) cash available to us;

●	they do not reflect income tax payments that reduce cash available to us;
●	they do not reflect share-based compensation expenses and, therefore, does not include all of our employee-related expenses; and
●	other companies, including companies in our industry, may calculate those measures differently, which reduces their usefulness as comparative measures.

	Year Ended December 31,
	2022	2021	2020

	(RUB in million, unless stated otherwise)
Core Business Adjusted EBITDA:
Core Business Adjusted EBITDA for Moscow and the Moscow region(1)	3,623	2,397	1,765
Core Business Adjusted EBITDA for Other regions(1)	(1,254)	(1,174)	(1,106)
Core Business Adjusted EBITDA(2)	2,369	1,223	659
Mortgage Marketplace Adjusted EBITDA(2)	(155)	(475)	(246)
Valuation and Analytics Adjusted EBITDA(2)	(59)	(69)	(112)
C2C Rental Adjusted EBITDA(2)	(5)	(143)	(120)
End‑to‑End Offerings Adjusted EBITDA(2)	(479)	(218)	—
Adjusted EBITDA(3)	1,671	318	181
Adjusted EBITDA Margin(4)	20.2%	5.3%	4.6%
Core Business Adjusted EBITDA Margin(4)	30.2%	21.7%	17.2%
Core Business Adjusted EBITDA Margin for Moscow and the Moscow region(4)	62.2%	58.4%	58.8%
Core Business Adjusted EBITDA Margin for Other regions(4)	(62.0)%	(76.4)%	(134.5)%
(1)	For the purpose of calculating Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions: (i) revenues are attributed to the relevant region based primarily on the location of the relevant property listed; and (ii) costs are directly attributed to the relevant region with respect to which they were incurred, when possible. Due to the integrated structure of our business, certain costs may benefit all our regions. These costs primarily include certain headcount-related expenses, certain marketing and advertising costs, product development, IT expenses (including hosting and technical support expenses and telecommunication services), office maintenance expenses and other general corporate expenses, such as finance, accounting, legal, human resources, recruiting and facilities costs. These costs are allocated to Moscow and the Moscow region and Other regions based on the estimated benefit each region receives from such expenses, using specific allocation drivers representing this benefit.
(2)	Core Business Adjusted EBITDA, Mortgage Marketplace Adjusted EBITDA, Valuation and Analytics Adjusted EBITDA, C2C Rental Adjusted EBITDA and End-to-End Offerings Adjusted EBITDA presented in the table above are our segment measures of profit or loss of which Adjusted EBITDA, a non-IFRS financial measure, is comprised. For further details on our segmentation, see Note 5 (Segment Information) to our consolidated financial statements for the years ended December 31, 2022, 2021 and December 31, 2020.
(3)	We define Adjusted EBITDA as profit / (loss) for the period adjusted to exclude income tax (benefit) / expense, finance costs, finance income, foreign currency exchange loss / (gain), net, depreciation and amortization, share-based payments under equity-based incentive program consisting of restricted stock units and phantom share options, IPO-related costs and income from the depository.

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

The following is a reconciliation of our Adjusted EBITDA to our profit / loss for the period, the most directly comparable IFRS financial measure, for each of the periods indicated:

	Year Ended December 31,
	2022	2021	2020

	(RUB in million)
Profit / (loss) for the period	480	(2,857)	(627)
Income tax expense / (benefit)	287	60	(12)
Foreign currency exchange (gain) / loss, net	108	(53)	1
Finance (income) / expenses, net(i)	(85)	42	61
IPO‑related costs(ii)	—	304	—
Income from depositary(iii)	(45)	(6)	—
Depreciation and amortization	269	279	200
Share‑based payments(iv)	657	2,549	558
Adjusted EBITDA	1,671	318	181
(i)	Comprises finance costs and finance income for the respective periods.
(ii)	Non-recurring items, such as IPO-related costs, are evaluated for adjustment as and when they occur.
(iii)	Non-operating items, such as income from depositary are evaluated for adjustment as and when they occur.
(iv)	For the purposes of CODM’s assessment of operating performance, the fair value adjustments related to re-measurement of share-based payments liability are not analyzed.
(4)	We define Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin, Core Business Adjusted EBITDA Margin for Moscow and the Moscow region and Core Business Adjusted EBITDA Margin for Other regions as Adjusted EBITDA, Core Business Adjusted EBITDA and Core Business Adjusted EBITDA for Moscow and the Moscow region and Core Business Adjusted EBITDA for Other regions divided by revenue, Core Business revenue, Core Business revenue for Moscow and the Moscow region, and Core Business Adjusted EBITDA for Other regions, respectively.

Key Indicators of Operating and Financial Performance

In addition to operational and financial measures determined in accordance with IFRS, we make use of the following performance indicators and other business metrics in evaluating our past results and future prospects.

	Year Ended December 31,
	2022	2021*	2020
Average UMV(1) (in millions)	17.9	20.5	16.5
Listings(2) (in millions)	1.9	2.0	2.1
Thereof: Moscow and the Moscow region	0.4	0.3	0.4
Thereof: Other regions	1.5	1.7	1.8
Average daily revenue per listing(3) (in RUB)	7.0	5.1	3.0
Thereof: Moscow and the Moscow region	26.1	22.7	13.7
Thereof: Other regions	2.6	1.9	0.8
Leads to agents and individual sellers(4) (in millions)	6.5	9.3	8.0
Paying accounts(5) (in thousands)	136.1	111.8	88.6
Thereof: Moscow and the Moscow region	61.1	56.2	54.9
Thereof: Other regions	78.7	51.9	36.2
Average revenue per paying account(6) (in RUB)	2,936	2,759	2,241
Thereof: Moscow and the Moscow region	4,550	3,753	2,792
Thereof: Other regions	1,709	1,879	1,250
Leads to developers(7) (in thousands)	223.7	229.2	244.8
Average revenue per lead to developers(8) (in RUB)	10,535	5,799	4,046
*	Data as of and for the year ended December 31, 2021 includes the N1 Group from the date of the N1 Acquisition, unless stated otherwise.

(1)	The average number of users and customers visiting our platform (websites and mobile applications) per month in a particular period, excluding bots. Average UMV for a particular period is calculated by aggregating the UMV for each month within such period and dividing by the number of months. For 2020 and 2019, Average UMV is calculated based on Google Analytical data; for 2021 and 2022, Average UMV is calculated as a sum of Average UMV for the Cian, excluding the N1 Group, based on Google Analytics data and Average UMV for the N1 Group based on Yandex.Metrica data.

We calculate UMV using cookies and count the first time a computer or mobile device with a unique IP address accesses our platform during a month. If an individual accesses our platform using different IP addresses within a given month, the first access by each such IP address is counted as a separate unique visitor.

In 2022 we introduced a new algorithm to identify fake accounts, thus, the figures for 2021 have been retrospectively changed.

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

In 2022, we changed the approach to calculating average revenue per paying account from daily average to monthly average, thus, the numbers for 2021 and 2020 have been retrospectively changed.

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

The following tables set forth our revenue and Adjusted EBITDA breakdown per segment for the periods indicated.

	Year Ended December 31, 2022
			Valuation
	Core	Mortgage	and		End‑to‑End
	Business	Marketplace	Analytics	C2C Rental	Offering(1)		Total

	(in RUB millions)
Revenue
Listing revenue	4,805	7	—	—	—		4,812
Lead generation revenue	2,356	12	—	—	—		2,368
Display advertising revenue	646	4	—	—	—		650
Other revenue	43	206	54	—	133		436
Total revenue.	7,850	229	54	—	133	(2)	8,266
Adjusted EBITDA	2,369	(155)	(59)	(5)	(479)		1,671
(1)	We commenced our operations as part of the End-to-End Offerings segment in the first half of 2021.
(2)

Total revenue comprised (i) net revenues of RUB 23 million derived from fees charged to our customers and users for services that enable online execution of real estate transactions and (ii) gross revenues of RUB 110 million derived from our Home Swap service reflecting the full sales price of the properties sold, before deduction of the purchase cost of properties sold amounting to RUB 100 million.

	Year Ended December 31, 2021
			Valuation
	Core	Mortgage	and		End‑to‑End
	Business	Marketplace	Analytics	C2C Rental	Offering (1)		Total

	(in RUB millions)
Revenue
Listing revenue	3,699	—	—	—	—		3,699
Lead generation revenue	1,329	3	—	—	—		1,332
Display advertising revenue	596	5	—	—	—		601
Other revenue	17	287	45	3	49		401
Total revenue.	5,641	295	45	3	49	(2)	6,033
Adjusted EBITDA	1,223	(475)	(69)	(143)	(218)		318
(1)	We commenced our operations as part of the End-to-End Offerings segment in the first half of 2021.
(2)	Total revenue comprised (i) net revenues of RUB 13 million derived from fees charged to our customers and users for services that enable online execution of real estate transactions and (ii) gross revenues of RUB 36 million derived from our Home Swap service reflecting the full sales price of the properties sold, before deduction of the purchase cost of properties sold amounting to RUB 33 million.

	Year Ended December 31, 2020
			Valuation
	Core	Mortgage	and		End‑to‑End
	Business	Marketplace	Analytics	C2C Rental	Offering (1)	Total

	(in RUB millions)
Revenue
Listing revenue	2,383	—	—	—	—	2,383
Lead generation revenue	991	3	—	—	—	994
Display advertising revenue	439	17	—	—	—	456
Other revenue	9	90	39	1	—	139
Total revenue.	3,822	110	39	1	—	3,972
Adjusted EBITDA	659	(246)	(112)	(120)	—	181
(1)	We commenced our operations as part of the End-to-End Offerings segment in the first half of 2021.

The following table sets forth our Core Business revenue by region.

	Year Ended December 31,
	2022	2021	2020

	(RUB in million)
Core Business revenue: Moscow and the Moscow region	5,829	4,104	3,000
Core Business revenue: Other regions	2,021	1,537	822
Core Business revenue	7,850	5,641	3,822

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Our Core Business Adjusted EBITDA increased to RUB 2,369 million in 2022 from a RUB 1,223 million in 2021. This increase was driven primarily by revenue growth of the Core Business segment, including the growth in listing, lead generation and display advertising revenue that outpaced the growth of Core Business operating expenses.

Mortgage Marketplace Adjusted EBITDA was negative RUB 155 million in the year ended December 31, 2022 compared to negative RUB 475 million in the year ended December 31, 2021. The dynamic was primarily driven by a decrease of operating expenses, outpacing the decrease in revenue in this segment.

Our Valuation and Analytics Adjusted EBITDA increased to a negative RUB 59 million in 2022 from a negative RUB 69 million in 2021, which was primarily driven by revenue growth underpinned by streamlining of employee-related expenses.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

A comparison of our results of operations for the years ended December 31, 2021 and 2020 has been omitted from this Annual Report, but may be found under the heading “Item 5. Operating and Financial Review and Prospects” of the Form F-20 filed with the SEC on May 2, 2022.

B.Liquidity and Capital Resources

Liquidity and Capital Resources

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

Our cash and cash equivalents were RUB 4,110 million, RUB 2,419 million and RUB 449 million as of December 31, 2022, 2021 and 2020, respectively. Our cash and cash equivalents primarily consist of cash in the bank and on hand and short-term deposits. Short-term deposits are made for varying periods of between one day and three months, depending on our immediate cash requirements, and earn interest at the respective market short-term deposit rates.

Working capital position

Our working capital mainly comprises trade and other receivables, cash, trade payables as well as advances paid and prepaid expenses and, historically, short-term borrowings. As of December 31, 2022, our current assets totaled RUB 4,825 million while our current liabilities totaled RUB 1,702 million, resulting in working capital of RUB 3,123 million, including RUB 554 in contract liabilities. As of December 31, 2021, our current assets totaled RUB 3,230 million while our current liabilities totaled RUB 1,420 million, resulting in working capital of RUB 1,810 million, including RUB 425 in contract liabilities. Our working capital as of December 31, 2020 was affected by a technical breach of a maintenance covenant under the Facility Agreement that was outstanding at the time, which resulted in the non-current portion of our borrowings under the Facility Agreement being reclassified into a current portion as of December 31, 2020. In December 2021 we fully repaid all outstanding indebtedness under the Facility Agreement. For further details see “—Credit Facilities.”

Due to the inherent nature of our business, a significant portion of our customers pay upfront for our products and services, and such upfront payments are recorded as liabilities. We expect that contract liabilities will continue to be significant. As of December 31, 2022 our working capital was positive, as the amount of contract liabilities was offset by the cash and cash equivalents balance generated from operating activities.

We believe that our current cash and cash equivalents and our operating cash flows will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the 12 months following the date of this Annual Report.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	Year Ended December 31,
	2022	2021	2020

	(RUB in million)
Net cash (used in)/ generated from operating activities	1,922	(2,064)	230
Net cash used in investing activities	(136)	(1,817)	(109)
Net cash (used in) / generated from financing activities	(42)	5,754	182
Cash and cash equivalents at the end of the period	4,110	2,419	449

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Net cash generated from (used in) operating activities

Our cash flow from operating activities is primarily generated from cash received from our customers, payments for operating expenses, finance income and finance costs and changes in working capital. We typically use our cash flows generated from operating activities to provide working capital for current and future operations.

Net cash generated from operating activities was RUB 1,922 million for the year ended December 31, 2022, compared to net cash used in operating activities of RUB 2,064 million for the year ended December 31, 2021, resulting in an overall change of RUB 3,986 million. The change was primarily a result of increase in revenue, decrease in operating expenses and the nonrecurrence in 2022 of payments made to settle liabilities under the phantom share program (PSP) that were exercised in connection with our initial public offering in 2021.

Net cash used in investing activities

Our investing activities primarily consist of the purchase of property and equipment and intangible assets, such as office equipment, computer software and development costs.

Net cash used in investing activities decreased to RUB 136 million for the year ended December 31, 2022 from RUB 1,817 million for the year ended December 31, 2021, primarily due to the nonrecurrence in 2022 of the payment of RUB 1,651 million (net of cash acquired) in connection with the N1 Acquisition in 2021.

Net cash (used in) / generated from financing activities

Our financing activities primarily consist of receipt or repayment of borrowings and proceeds from the issuance of ordinary shares.

Net cash used in financing activities decreased to RUB 42 million for the year ended December 31, 2022 from net cash generated from financing activities in amount of RUB 5,574 million for the year ended December 31, 2021, primarily due to the nonrecurrence in 2022 of proceeds from our initial public offering recorded in 2021.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

A comparison of our cash flows for the years ended December 31, 2021 and 2020 has been omitted from this Annual Report, but may be found under the heading “Item 5. Operating and Financial Review and Prospects” of the Form F-20 filed with the SEC on May 2, 2022.

Capital Expenditures

Our capital expenditures for the year ended December 31, 2022 were RUB 136 million, of which RUB 69 million was attributable to purchases of intangible assets, RUB 51 million was attributable to purchases of property and equipment and RUB 16 million was attributable to loans issued to employees. Our capital expenditures for the year ended December 31, 2021 were RUB 141 million, of which RUB 89 million was attributable to purchases of intangible assets, and RUB 52 million was attributable to purchases of property and equipment. Our capital expenditures for the year ended December 31, 2020 were RUB 111 million, of which RUB 21 million was attributable to purchases of property and equipment, RUB 43 million was attributable to capitalized development costs and RUB 47 million was attributable to purchases of intangible assets. Our capital expenditures mainly include the purchase of property and equipment as well as certain intangible assets.

Credit Facilities

On July 31, 2019, our wholly-owned subsidiary, iRealtor LLC, entered into a syndicated credit facility agreement (the “Facility Agreement”) with Raiffeisenbank as the Original Lender, the Facility Agent, and the Pledge Manager, and Rosbank as the Original Lender for the total amount of up to RUB 800 million.

In December 2021 all amounts outstanding under the Facility Agreement were fully repaid.

There were no new credit facilities entered into in 2022.

Contractual Obligations and Commitments

As of December 31, 2022, we had no material contractual obligations and other commitments except for the lease liabilities of RUB 69 million with the maturity of 1 to 3 years.

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Product Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property and Security.”

D.Trend Information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements, which are included elsewhere in this Annual Report, comprise our audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, including the related notes (the “Consolidated Financial Statements”). We have provided a summary of our significant accounting policies, estimates and judgments in Note 2 (Significant Accounting Policies) and Note 3 (Significant Accounting Judgments, Estimates and Assumptions) to our Consolidated Financial Statements. The following critical accounting discussion pertains to the accounting policies, judgments, estimates and assumptions that management believes are most critical to the portrayal of our historical financial condition and results of operations. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies. For additional information, see Note 2 to our Consolidated Financial Statements.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and board members as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Dmitriy Grigoriev	36	Chief Executive Officer
Mikhail Lukyanov	35	Chief Financial and Strategy Officer

Board Members
Maksim Melnikov	46	Executive Chairperson
Dmitri Krukov	53	Director
Mikhail Zhukov	55	Director
Dmitry Antipov	43	Director
Simon Baker	56	Director
Douglas Gardner	60	Director
Vladimir Verkhoshinskiy	42	Director

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

Dmitriy Grigoriev has served as our Chief Executive Officer since May 2022. Prior to assuming the role as our CEO, Mr. Grigoriev long played a vital role at Cian, in particular, its product development function as the Chief Product Officer and formerly, as Product Lead. Mr. Grigoriev has over 15 years of commercial and product managing experience in the classifieds space with over 7 years of experience in real estate classifieds. Before joining Cian, Mr. Grigoriev worked as a CTO at fl.ru, a leading service for remote work search in Russia for 6 years and launched different start up projects in Russia and the United States. Mr. Grigoriev graduated from National Research University of Electronic Technology (MIET) in 2010 with a degree in microdevices and technical cybernetics, computers, complexes, systems and networks.

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

Maksim Melnikov has served as a board member of Cian PLC since November 2021 and as our Executive Chairperson since May 2022. Between February 2014 and May 2022, Mr. Melnikov served as our Chief Executive Officer. Mr. Melnikov served on the board of HeadHunter Group PLC, an online recruitment platform in Russia and the CIS region, since May 2019. From 2010 to 2014, Mr. Melnikov served as Chief Executive Officer and director for Media3 Holding, a large print and digital media holding company focused on selling print media businesses and investing in online media ventures. Mr. Melnikov received a Master in Finance with honors from the Finance Academy under the Government of the Russian Federation, where he focused on banking, securities and public markets. Mr. Melnikov later received a Master of Business Administration from Stanford Graduate School of Business at Stanford University.

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

Mikhail Zhukov has served as chief executive officer of HeadHunter Group PLC (an associate of Elbrus Capital, one of the Company’s significant shareholders) since February 2008 (Mr. Zhukov ceased to be chief executive officer of HeadHunter Group PLC on 28.02.2023) and as a member of its board of directors since May 2019. Prior to joining HeadHunter Group PLC, Mr. Zhukov worked for a variety of different Russian IT companies. Mr. Zhukov launched the insource IT company (IT-SK) at Sibur in 2007 and launched the Network Integration Division at IBS (a major Russian systems integrator) in 1994. He holds a Masters in Engineering from Moscow Aviation Institute (National Research University) and a diploma in Economics from Plekhanov Russian Academy of Economics. Mr. Zhukov also holds a certificate for the Program for Executive Development from IMD in Lausanne, Switzerland.

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

Douglas Gardner is the founder and Managing Director of CAIGAN Capital, an advisory and director services firm. He currently serves as a board member and the Chairman of Audit & Finance Committee of Kaspi.kz and a board member of MTS Bank (ceased to be a board member of MTS Bank on 24.02.2023), a subsidiary of Mobile TeleSystems PJSC, and has served as a board member of several listed companies, including Chelpipe Group. Mr. Gardner was previously elected as the Managing Partner of Ernst & Young, Russia & CIS and has also served as the Head of Financial Services and Managing Partner for Central Asia at Arthur Andersen. Mr. Gardner received a Bachelor of Business Administration in Accounting and International Business from the University of Oklahoma.

Vladimir Verkhoshinskiy serves as chief executive officer and a member of the board of directors of Alfa-Bank. He has over 15 years of experience at top positions in banking and finance. Prior to joining the Alfa Group, Mr. Verkhoshinskiy held various positions at the VTB Group, including Head of Strategy at VTB Bank, and was Deputy СЕО at the Bank of Moscow responsible for retail, SME and private banking. He also worked at the Moscow offices of Citibank, VR Capital Investment Fund and McKinsey&Co. Mr. Verkhoshinskiy was a member and chaired several supervisory boards. Mr. Verkhoshinskiy graduated with honors from the Financial Academy under the Government of the Russian Federation and holds a Master of Business Administration and a Public Management Program degrees from Stanford University.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Director Appointments

Pursuant to its appointment rights set forth in our articles of association, Elbrus Capital has appointed three members of our board of directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.” Specifically, Elbrus Capital has appointed each of Dmitri Krukov, Mikhail Zhukov and Dmitry Antipov as members of our board of directors.

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

The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board for the year ended December 31, 2022 was RUB 391 million, including RUB 74 million of short-term employee benefits and RUB 317 million of share-based payment expense. We do not currently maintain any bonus or profit-sharing plan for the benefit of our executive officers; however, certain of our executive officers are eligible to receive annual bonuses (including in the form of grants of restricted stock units under the 2021 Plan) pursuant to the terms of their employment agreements and, from time to time, our employees may participate in incentive programs related to performance of specific business units (including in the form of grants of restricted stock units under the 2021 Plan).

At the Company’s annual general meeting held on September 30, 2022, the following resolution regarding changes to the remuneration of non-executive members of the Company’s board of directors was approved:

(i)

the remuneration of the members of the audit committee of the board of directors of the Company shall be increased and set at a gross annual fee of USD 40,000 (forty thousand U.S. dollars) payable in cash;

(ii)	the remuneration of the chairperson of the audit committee of the board of directors of the Company shall be set at a gross annual fee of USD 50,000 (fifty thousand U.S. dollars) payable in cash;
(iii)

cash remuneration of the chairperson of a strategic committee of the board of directors of the Company shall be introduced at a gross annual fee of USD 10,000 (ten thousand U.S. dollars) payable in cash;

(iv)

an annual grant of restricted stock units in respect of the Company’s ordinary shares having an aggregate award value of USD 100,000 (one hundred thousand U.S. dollars) shall be issued and transferred to the members of the board of directors on or about the date that falls 3 (three) years after the award date, provided that if by the end of the relevant lock-up period (i) there is no trading of the ordinary shares on the NYSE or MOEX or any other international stock exchange, as the case may be, or (ii) there is trading of the ordinary shares on any of the above-mentioned stock exchanges, but no technical availability for a director to sell the ordinary shares at any exchange exists, the administrator of the 2021 Plan shall be and is herewith entitled to decide on a way the ordinary shares could be sold by the directors subject to applicable legislation as at the date of such sale.

If the actual ordinary share price, being the 30-day average price on NYSE prior to November 5, 2022 or, in case of no NYSE trading, the 60-day average price on MOEX prior to November 5, 2022, of each ordinary share granted at the Company’s initial public offering and of any other share granted prior to November 5, 2022 shall be less that USD 16.00 (sixteen U.S. dollars), then for each ordinary share granted 50 (fifty) percent of difference between the USD 16.00 and the actual ordinary share price shall be compensated by allotment of new ordinary shares, based on the actual ordinary share price, to the member of the board of directors pursuant to the 2021 Plan as adopted by the Company and as amended from time to time on the terms approved by the administrator of the 2021 Plan.

In case no trading of ordinary shares is available on NYSE and/or MOEX, the actual ordinary share price shall be determined by an independent appraiser engaged by the board of directors.

In case no trading of ordinary shares is available on NYSE and/or MOEX, the actual ordinary share price shall be determined by an independent appraiser engaged by the board of directors.

The price per new ordinary share used for calculation of such number of ordinary shares to be granted to the member of the board of directors after November 5, 2022 date shall be calculated based on a 30-day average price on NYSE or 60-day average price on MOEX in case no trading on NYSE is available for the ordinary shares. No partial ordinary shares shall be allotted.

In case no trading of ordinary shares is available on NYSE and /or MOEX, such price shall be determined by an independent appraiser engaged by the board of directors;

(v)	other components of director’s remuneration, as approved in the annual general meeting dated November 4, 2021, shall remain unchanged.

Executive Officer and Board Member Employment Agreements

Each of our executive officers currently has an employment agreement for an indefinite period of time, with the exception of our CEO, who has an agreement for a term of one year. These agreements each contain customary provisions regarding confidentiality of information and assignment of inventions. The agreement with our CEO contains a noncompetition clause.

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

In connection with our initial public offering, we amended the terms of the long-term incentive program, such that the employees could choose to receive payment for vested phantom shares in cash or in ordinary shares upon the completion of the offering, at which time the Phantom Share Program was terminated. Accordingly, Maksim Melnikov, the Company's CEO at the time of our initial public offering and the current Executive Chairperson of the Company's board of directors, who held 1,635,794 vested phantom shares at the time of our initial public offering, received a cash settlement payment of $21.6 million (based on an average share price of $16 per ADS) upon completion of our initial public offering. The Company's CFO, who held 297,165 vested phantom shares at the time of our initial public offering, received a cash settlement payment of $0.8 million (based on an average share price of $16 per ADS) and 200,741 ADSs upon completion of our initial public offering.

The share-based awards provided in Note 16 of our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 include all share-based awards granted. Since some of those grants were downsized upon termination of employment agreements, the number of share-based awards differs from the actual granted and vested amounts outlined above.

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

RSUs Granted Under the 2021 Plan

The following executive officers and directors of the Company were granted RSUs in the year ended December 31, 2022:

Participant	Total Number of RSUs	Grant Date
Executive Officers
Dmitriy Grigoriev	165,072	December 10, 2022
Mikhail Lukyanov	125,000	December 10, 2022

Board Members
Maksim Melnikov	17,737	November 5, 2022
Dmitri Krukov	17,737	November 5, 2022
Dmitry Antipov	17,737	November 5, 2022
Simon Baker	21,910	November 5, 2022
Douglas Gardner	17,737	November 5, 2022
Mikhail Zhukov	10,097	6,250 on April 14, 2022
		3,829 on November 5, 2022
Vladimir Verkhoshinskiy	10,097	6,250 on July 22, 2022
		3,829 on November 5, 2022

Insurance and Indemnification

Our articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted. In addition, we have entered into indemnification agreements with our board members and executive officers which provide for indemnification of this type. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Indemnification Agreements.”

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

Board Members

Pursuant to our articles of association, unless and until otherwise determined by the Company in a general meeting, our board will comprise nine directors (including at least three independent directors), but not fewer than seven directors. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.” At the Company’s Annual General Meeting held on September 30, 2022, the Company determined that its board will comprise seven directors.

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

Audit Committee

The audit committee, which consists of Douglas Gardner, Simon Baker and Vladimir Verkhoshinskiy, assists the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Douglas Gardner serves as Chairperson of the committee. The audit committee consists exclusively of members of our board who are financially literate, and Douglas Gardner is considered an “audit committee financial expert” as defined by the SEC. Our board has determined that Douglas Gardner, Simon Baker and Vladimir Verkhoshinskiy satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee is governed by a charter that complies with NYSE rules.

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

Compensation, Governance and Nominating Committee

The compensation, governance and nominating committee assists the board in: (i) determining executive officer compensation, (ii) developing our corporate governance principles and (iii) identifying individuals qualified to become members of our board consistent with criteria established by our board. The committee is composed of Maksim Melnikov, Dmitry Antipov and Mikhail Zhukov, with Maksim Melnikov serving as Chairperson. The committee also recommends to the board for determination the compensation of each of our executive officers.

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

As of December 31, 2022, 2021 and 2020, we had a total of 812, 796 and 551 employees, respectively. The table below sets out the number of employees by category:

	As of December 31,
	2022(1)	2021(1)	2020
Department
Commercial	208	218	165
Finance	52	45	26
General administration	32	33	28
Human resources	34	29	22
Information Technology	345	334	219
Legal	7	5	2
Marketing	53	54	26
Product	80	78	63
Total	812	796	551
(1)	Including the N1 Group and JVSC Finansovaya Platforma.

As of December 31, 2022, women comprised 44% of our total employee headcount. In addition, we also engage independent contractors for certain services, including for IT development services, customer services, moderating services and others. As of December 31, 2022, we had a total of 319 independent contractors.

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

Beneficial Ownership

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of February 14, 2023 and as adjusted to reflect the sale of the ADSs in this offering by:

●	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;
●	each of our executive officers and our directors; and
●	all of our executive officers and our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “—B. Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of February 14, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the shareholder.

The percentage of shares beneficially owned is based on 69,959,548 ordinary shares outstanding as of February 14, 2023. Ordinary shares that a person has the right to acquire within 60 days of such date are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group. Unless otherwise indicated below, the address for each beneficial owner listed is 64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201, 6037, Larnaca, Cyprus.

	Number of	Percent of
Name of beneficial owner	Ordinary Shares	Ordinary Shares
5% or Greater Shareholders
Elbrus Capital Funds(1)	31,526,388	45.1%
Broomfield International Limited(2)	6,572,901	9.4%
MPOC Technologies Ltd(3)	5,558,292	7.9%
Executive Officers and Board Members	—	—
Dmitriy Grigoriev(4)	155,555	<1%
Mikhail Lukyanov (5)	200,741	<1%
Maksim Melnikov	4,376,004	6.3%
Dmitri Krukov	—	—
Mikhail Zhukov	—	—
Dmitry Antipov	—	—
Simon Baker(6)	19,133	<1%
Douglas Gardner	—	—
Vladimir Verkhoshinskiy	—	—
All executive officers and board members as a group (seven persons)	4,595,878	6.6%

(1)	Based on information reported on a Schedule 13G filed on February 14, 2023. Includes 13,807,496 ordinary shares directly held by Ronder HK Limited, an investment vehicle associated with Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P.; 13,263,436 ordinary shares directly held by Speedtime HK Limited, an investment vehicle associated with Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P.; and 4,455,456 ordinary shares directly held by Dias Holdings Limited, an investment vehicle associated with Elbrus Capital Fund III A.S.C.SP (together with Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P., the “Elbrus Capital Funds”). Elbrus Capital General Partner II Limited is the general partner of Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P. Cadian Drummond and Kimbert Solomon are the directors of Elbrus Capital General Partner II Limited. Ms. Drummond and Mr. Solomon disclaim beneficial ownership of the investments held by Elbrus Capital General Partner II Limited. Elbrus Capital Fund III GP S.à r.l. is acting as the general partner of Elbrus Capital Fund III A.S.C.SP. Elmira Askerova is the director of Elbrus Capital Fund III GP S.à r.l. Ms. Askerova disclaims beneficial ownership of the investments held by Elbrus Capital Fund III GP S.à r.l. The Senior Partners of the Elbrus Capital Funds are Dmitri Krukov, Alexander Savin and Rob Thielen. Each of Mr. Krukov, Mr. Savin and Mr. Thielen disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address for each of Ronder HK Limited and Speedtime HK Limited is Office A, 16/F, Heng Shan Centre 145, Queens Road East, Wan Chai, Hong Kong. The address for Dias Holdings Limited is Office A, 16/F, Heng Shan Centre 145, Queens Road East, Wan Chai, Hong Kong. The business address for each of Elbrus Capital General Partner II Limited, Elbrus Capital Fund II L.P. and Elbrus Capital Fund IIB L.P. is Amicorp Cayman Fiduciary Limited, 2nd Floor, Regatta Office Park, West Bay Road, P.O. Box 10655, Grand Cayman KY1-1006. The business address for each of Elbrus Capital Fund III GP S.à r.l. and Elbrus Capital Fund III A.S.C.SP is 25C, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg.
(2)	Based on information reported on a Schedule 13 filed on December 1, 2022. The principal business office address for Broomfield International Limited is 1st Floor, # 5, DEKK House, De Zippora Street, P.O. Box 456, Providence Industrial Estate, Mahé, Republic of Seychelles.
(3)	Based on information reported on a Schedule 13G filed on February 14, 2022. MPOC Technologies Ltd is an investment vehicle associated with our founder Dmitry Demin. MPOC Technologies Ltd is controlled by Dmitry Demin, who may be deemed to have beneficial ownership of the shares held by MPOC Technologies Ltd. The address for MPOC Technologies Ltd. is Vistra Tortola, British Virgin Islands.
(4)	Represents 77,370 ordinary shares, 28,668 ordinary shares issuable in respect of RSUs that have been granted and have vested, and 49,517 ordinary shares in respect of RSUs will be granted (with immediate vesting) within 60 days of the date of this Annual Report.
(5)	Represents 200,741 ordinary shares, 11,913 ordinary shares issuable in respect of RSUs that have been granted and have vested, and 20,577 ordinary shares in respect of RSUs will be granted (with immediate vesting) within 60 days of the date of this Annual Report.
(6)	Represents 19,133 ordinary shares issuable in respect of RSUs that have been granted and have vested.

Difference in Voting Rights

All of the Company’s ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

Securities Held in the Host Country

As of December 31, 2022, 69,959,548 ordinary shares of the Company were issued and outstanding, of which 19,603,136, or 28.0%, were held by one registered holder in the United States, BNY Nominees Limited in its capacity as nominee of the custodian under our ADS program.

Arrangements for Change in Control

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

B.	Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2022 with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

Relationship with Shareholders

Arrangements with HeadHunter, an associate of Elbrus Capital

We place our advertising with, among other sources, the website operated by HeadHunter LLC (“HeadHunter”). Headhunter is an associate of Elbrus Capital, one of our significant shareholders. Furthermore, Maksim Melnikov, the Executive Chairperson of our board of directors, serves as a non-executive director of Headhunter and Dmitri Krukov, a member of our board of directors, serves as chairperson of Headhunter’s board of directors. In addition, we also use HeadHunter’s informational, consulting and other services available on its website. For the years ended December 31, 2022, 2021 and 2020, our purchases from HeadHunter totaled RUB 2 million, RUB 4 million and RUB 3 million, respectively. Our relations with HeadHunter are governed by two framework service agreements, which have indefinite duration and may be terminated by each party by prior written notice.

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

Other Related Party Transactions

For additional information on related party transactions, see Note 19 (Related parties) to the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2022, 2021 and 2020, contained in this Annual Report.

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

For information regarding the suspension of trading of our ADSs on the NYSE, our receipt of notice of their delisting from the NYSE and our request for review thereof, see “Item 9—A. Offer and Listing Details.”

On April 13, 2023, we were granted access to the status of a financial platform operator as stipulated under the recently adopted Federal Law No. 211-FZ “On Performing Financial Transactions Using a Financial Platform” dated July 20, 2020 (“Financial Platform Law”). Through inclusion in a specialized register maintained by the CBR, such status affords the Company access to certain standardized customer information on government-run electronic systems and databases and allows the relevant transactions (in particular, obtaining of a mortgage loan) to be carried out on our platform.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

See “—C. Markets.”

On February 28, 2022, the NYSE suspended trading of our ADSs amid escalation of the conflict between Russian and Ukraine and the rapidly evolving situation around sanctions. On March 15, 2023, we received a written notice from the staff of the NYSE Regulation (the “Staff”) notifying us that it has determined to delist the our ADSs from the NYSE. We have a right to a review of the Staff’s determination by a Committee of the Board of Directors of the NYSE and, accordingly, on March 28, 2023, we submitted a written request therefor. Neither the notice of delisting nor our request for review has any effect upon the suspension of the ADSs from trading on the NYSE, though it is expected that a delisting of the Company’s ADSs will be stayed pending the conclusion of the review process. We aim to protect our shareholders’ rights and interests, but there can be no assurance that the Company’s securities will not be delisted from the NYSE.

We have had a secondary listing of our ADSs on MOEX. Trading in our shares on the Moscow Exchange was suspended on February 28, 2022 and resumed on March 29, 2022. The trading of our ADSs on the MOEX is unaffected by the NYSE notice of delisting and our request for review.

Under recently adopted legislation, certain non-Russian shareholders are not permitted to sell shares on MOEX. Moreover, because the international settlement systems remain closed for trading in any securities of Russian businesses, it is currently not possible for trades to settle between shareholders that acquired our shares on NYSE and investors on MOEX, and the volume of our ADSs available for trading on MOEX is limited. The trading value of our shares on MOEX may therefore be different from the value at which they would trade if all of our ADSs shares were available for trading. We can provide no assurance as to when or whether non-Russian shareholders will be permitted to effect trades on MOEX or when or whether the settlement systems will permit trading in all of our ADSs. Accordingly, the trading liquidity for our ADSs remains severely reduced, which could impair, or even render impossible, the ability of our investors to dispose of their securities.

While the Company is currently considering alternatives to its NYSE listing to facilitate trading in its securities outside MOEX or to otherwise permit its investors to recover some value for their ADSs, a delisting from the NYSE could significantly constrain the Company's available options in this regard, which could severely impact the ability of investors to recover any value for their investment in the Company. Furthermore, even if the Company is able to find a means to allow investors to preserve some value for their investment, there is no assurance that those means will not result in adverse tax or other consequences for the Company's investors.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, commenced trading on the NYSE and MOEX on November 5, 2021 under the symbol “CIAN”. For information regarding the suspension of trading of our ADSs on the NYSE, our receipt of notice of their delisting from the NYSE and our request for review thereof, see “—A. Offer and Listing Details.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.5 to this Annual Report and is incorporated by reference into this Annual Report.

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

SmartDeal Acquisition

On December 27, 2021, we entered into a preliminary share purchase agreement (the “Preliminary Share Purchase Agreement”) for the acquisition of the entire share capital of SmartDeal (Praktika Uspekha LLC), a company which provides e-registration services for various types of property deals and operates under the “SmartDeal” brand (“SmartDeal”), with two private individuals, Aleksey Makarov and Valeriy Popandopulo, each owning 50% of share capital of SmartDeal. Under the Preliminary Share Purchase Agreement, a definitive share purchase agreement was required to be entered into by December 31, 2022, subject to fulfillment of all conditions precedent,  in order to complete the acquisition. No definitive share purchase agreement was entered into prior to such date and, consequently, our acquisition of SmartDeal was not consummated in 2022. As of the date of this Annual Report, we remain in discussions with the counterparties regarding a potential acquisition of SmartDeal.

D.	Exchange Controls

There are currently no exchange control regulations in Cyprus that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities other than any controls resulting from the imposition of restrictive measures/sanctions against persons pursuant to the applicable EU and UN Regulations.

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

Interest income which consists of interest which has been received by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business (i.e., “active”) will be subject to income tax at the rate of 12.5%, after the deduction of any allowable business expenses.

Any other interest income, that is interest received not in the recipient’s ordinary course of business or in close relation to it (i.e., “passive”), will be subject to the SDC at a rate of 30% which is levied on the gross interest received. It should be noted, however, that as of June 8, 2022, "passive" interest income earned from Cyprus government bonds, Cyprus and foreign corporate bonds listed on a recognized stock exchange, and bonds issued by Cyprus state organizations or by Cyprus or foreign local authorities listed on a recognized stock exchange shall be subject to SDC at the reduced rate of 3% instead of 30%.

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

It is noted, however, that as from December 31, 2022, withholding taxes apply on dividend payments made to companies which: (a) are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the “EU Blacklist”); or (b) have been incorporated/registered in a jurisdiction included in the EU Blacklist and is not tax resident in any other jurisdiction that is not included in the EU Blacklist. It should be noted that on February 14, 2023, Russia has been added to the EU Blacklist.

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

It is noted, however, that as from December 31, 2022, withholding taxes apply on interest payments made to companies which: (a) are tax resident in jurisdictions included in the EU Blacklist; or (b) have been incorporated/registered in a jurisdiction included in the EU Blacklist and is not tax resident in any other jurisdiction that is not included in the EU Blacklist. It should be noted that on February 14, 2023, Russia has been added to the EU Blacklist.

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

The Tax Code contains a certain exemption from capital gains taxation on the shares where immovable property located in the Russian Federation constitutes, directly or indirectly, less than 50% of assets, determined based on financial accounts data as of the end of the month preceding the date of disposal, provided that such shares are owned by the taxpayer for a period of more than five years. Specific conditions to apply the above exemption are envisaged for Russian organizations qualified as international holding companies under the Russian tax law (the holding period should not be less than 365 days and the participation share should be not less than 15%, subject to some additional conditions). Since these exemptions refer to capital gains on shares and do not directly mention depository receipts, there is ambiguity whether such exemptions could be applied to disposal of ADSs.

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

Based on our operations, the composition of our income and assets, and the value of our assets, and those of our subsidiaries, we do not expect to be treated as a PFIC for the taxable year ending December 31, 2022. This is a factual determination, however, that depends on, among other things, the composition of our income and assets, and the market value of our assets, and those of our subsidiaries, from time to time, and thus the determination can only be made annually after the close of each taxable year. Because the value of our assets for the purposes of the asset test will generally be determined by reference to the aggregate value of our outstanding ADSs, our PFIC status will depend in large part on the fair market value (which is generally reflected in trading price) of the ADSs, which may fluctuate significantly. Therefore there can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the market risks described in “Item 3. Key Information—D. Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this Annual Report. We are also exposed to a variety of risks in the ordinary course of our business, including foreign currency exchange risk, interest rate risk, credit risk and liquidity risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. The information pertaining to quantitative and qualitative disclosures about market risk is set forth in “Item 5. Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosure about Market Risk” of this Annual Report and Note 20 (Financial Risk Management) to the Consolidated Financial Statements.

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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On November 4, 2021, in connection with our initial public offering, we amended and restated our memorandum and articles of association. A copy of our amended and restated memorandum and articles of association is filed as Exhibit 1.1 to this Annual Report. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control—Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

C.	Attestation Report of Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies.”

D.	Changes in Internal Control Over Financial Reporting

As disclosed in our Annual Report on Form 20-F for the year ended December 31, 2021, we identified significant deficiencies in our internal controls over financial reporting. A “significant deficiency” is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company’s financial reporting. In particular, we identified significant deficiencies in relation to change management and access management processes in our IT systems, whereby the related controls were not operating effectively.

To address the above mentioned significant deficiencies, in the year ended December 31, 2022, we (i) attracted and retained sufficient qualified personnel with appropriate skills and knowledge, (ii) reviewed and formalized our change management and access management procedures, (iii) implemented controls over access management and improved the process for changes in access rights and permissions, and (iv) enhanced segregation of duties throughout the change management process.

As a result of these actions, management considers that the significant deficiencies relating to access management and change management in our IT systems identified as of December 31, 2021 have been remediated as of December 31, 2022. However, completion of remediation procedures for the significant deficiencies does not provide assurance that our modified controls will continue to operate properly or that our financial statements will be free from error.

Except for the remediation efforts described above taken to address the significant deficiencies, during the year ended December 31, 2022, there were no other changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of Cian PLC as of December 31, 2022 and 2021, and for each of the years in the period ended December 31, 2022, included in this Annual Report, have been audited by AO “Business Solutions and Technologies” (formerly, AO Deloitte & Touche CIS), Moscow, Russia (PCAOB ID 1341), an independent registered public accounting firm, as stated in their report appearing herein.

The table below sets out the total amount of services rendered by AO “Business Solutions and Technologies”, our independent registered public accounting firm, for services performed in the years ended December 31, 2022 and 2021, and breaks down these amounts by category of service:

	Year ended December 31,
	2022	2021

	(in thousands of Russian rubles)
Audit Fees	33,275	32,172
Audit-Related Fees	—	29,462
Tax Fees	—	336
All Other Fees	—	—
Total	33,275	61,970

Audit Fees

Audit fees for the years ended December 31, 2022 and 2021 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit related fees for the year ended December 31, 2021 were primarily related to services in connection with our initial public offering.

Tax Fees

Tax fees for the year ended December 31, 2021 were related to the tax compliance services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2022, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer whose ADSs are listed on the NYSE, we have the option to follow certain Cypriot corporate governance practices rather than those of the NYSE, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We rely on this “foreign private issuer exemption” with respect to the following NYSE requirements:

●	We follow home country practice that permits our independent directors to constitute less than the majority of the directors on our board of directors, rather than NYSE corporate governance rule 303A.01, which requires that a majority of the board be independent (although all members of the audit committee must be independent under the Exchange Act);
●	We follow home country practice that permits us not to hold regular executive sessions where only non-management directors are present, rather than the NYSE corporate governance rule 303A.03, which requires an issuer to have regularly scheduled meetings at which only non-management directors attend;
●	We follow home country practice that permits our nominating, compensation and corporate governance committee not to consist entirely of independent directors, rather than NYSE corporate governance rules 303A.04 and 303A.05, which requires boards to have a nominating and corporate governance committee and compensation committee consisting entirely of independent directors;
●	We follow home country practice that does not require our board of directors to be nominated by the nominating and corporate governance committee, rather than NYSE corporate governance rule 303A.04, which requires director nominees for the next annual general meeting of shareholders to either be selected, or recommended for the board’s selection, by the nominating and corporate governance committee comprised solely of independent directors;
●	We follow home country practice that does not require us to have an internal audit function, rather than NYSE corporate governance rule 303A.7(c), which requires NYSE listed companies to maintain an internal audit function to provide management and the audit committee with ongoing assessments of the listed company’s risk management processes and system of internal control;
●	We follow home country practice that generally permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation plans, rather than NYSE corporate governance rule 303A.08, which requires that our shareholders’ approve the establishment of, or any material amendments to any equity compensation plan;
●	We follow home country practice, and not the NYSE corporate governance rules, relating to matters requiring shareholder approval. Under Cyprus law and our articles of association, the business of the Company shall be managed by the Board. The Board of directors is consequently authorized to take any decisions that are not reserved to the shareholders either by law or the articles of association. According to Cyprus law, the matters to be decided by the shareholders include, among others: (i) amendments to the articles of association, (ii) changes to the company’s name, (iii) purchase of the company’s own shares; (iv) liquidation of the company, (v) reduction of the company’s capital, (vi) increase of the company’s authorized capital and others.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of AO “Business Solutions and Technologies” (formerly, AO Deloitte & Touche CIS), an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19. EXHIBITS

The following documents are filed as part of this Annual Report or incorporated by reference herein:

Exhibit No.	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
1.1	Articles of Association of the Company.	F-1	333-260218	3.1	October 13, 2021
2.1	Form of Deposit Agreement, dated November 4, 2021, among the Company, The Bank of New York Mellon, as depositary, and the owners and holders, from time to time, of the American Depositary Shares issued thereunder.	F-1	333-260218	4.1	October 13, 2021
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
2.3	Form of Registration Rights Agreement, dated as of November 4, 2021, among the Registrant and certain shareholders of the Company.	F-1	333-260218	4.3	October 13, 2021
2.4	Form of Coordination Agreement, dated as of November 4, 2021, among certain shareholders of the Company.	F-1	333-260218	4.4	October 13, 2021
2.5	Description of Securities.	20-F	001-40986	2.5	May 2, 2022
4.1+	2021 Restricted Stock Units Plan.	20-F	001-40986	4.1	May 2, 2022
4.2++	English translation of the Facility Agreement, dated as of July 31, 2019, among, iRealtor LLC, as borrower, Raiffeisenbank JSC, as credit manager, original creditor and pledge manager, and Rosbank JSC, as original creditor, among others.	F-1	333-260218	10.3	October 13, 2021
4.3++	Agreement for the Sale and Purchase of the Share Capital of LLC “N1.RU”, dated as of December 22, 2020, among Mimons Investments Limited, Hearst Shkulev Digital Regional Network B.V., HS Holding B.V. and Limited Liability Company “HS Publishing”, Limited Liability Company “Hearst Shkulev Media” and Limited Liability Company “InterMediaGroup”, acting as guarantors, among others.	F-1	333-260218	10.4	October 13, 2021
4.4++	English translation of the Service Agreement, dated as of July 27, 2017, between HeadHunter LLC and iRealtor LLC.	F-1	333-260218	10.5	October 13, 2021
4.5++	English translation of the Service Agreement, dated as of October 7, 2014, with HeadHunter LLC.	F-1	333-260218	10.6	October 13, 2021
4.6	Form of Deed of Indemnification and Advancement.	20-F	001-40986	4.6	May 2, 2022
8.1	List of Subsidiaries of the Company.	20-F	001-40986	8.1	May 2, 2022
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of AO “Business Solutions and Technologies”.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
*101.SCH	Inline XBRL Taxonomy Extension Schema Document.
*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
*101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
*101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
*104	Cover Page Interactive Data File (embedded within the InLine XBRL document).
*	Filed herewith.
+	Indicates management contract or compensatory plan.
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

Cian plc

Date: April 27, 2023	By:	/s/ Dmitriy Grigoriev
	Name:	Dmitriy Grigoriev
	Title:	Chief Executive Officer

CIAN Group

Consolidated Financial Statements as of December 31, 2022 and

December 31, 2021 and for the years ended December 31, 2022,

December 31, 2021 and December 31, 2020

CIAN GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cian PLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Cian PLC and subsidiaries (the “Group”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and the financial statement listed in schedule I (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ AO “Business Solutions and Technologies”

Moscow, Russia

March 29, 2023, except for schedule I, as to which the date is April 27, 2023

We have served as the Group’s auditor since 2018.

CIAN GROUP

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

	Note	2022	2021	2020
Revenue	4	8,266	6,033	3,972
Operating expenses:
Marketing expenses	7	(2,360)	(2,253)	(1,697)
Employee-related expenses	8	(3,759)	(5,062)	(2,208)
IT expenses		(549)	(527)	(264)
Depreciation and amortization		(269)	(279)	(200)
Other operating expenses		(584)	(726)	(180)
Total operating expenses		(7,521)	(8,847)	(4,549)

Operating profit/ (loss)		745	(2,814)	(577)
Finance costs		(23)	(61)	(72)
Finance income		108	19	11
Foreign currency exchange gain / (loss), net		(108)	53	(1)
Other income	18	45	6	—
Profit/ (loss) before income tax		767	(2,797)	(639)
Income tax (expense) / benefit	9	(287)	(60)	12
Profit/ (loss) for the year		480	(2,857)	(627)
Total comprehensive income/ (loss) for the year		480	(2,857)	(627)

Profit/ (loss) per share, in RUB
Basic profit/ (loss) per share attributable to ordinary equity holders of the parent		6.86	(43.89)	(10.55)
Diluted profit/ (loss) per share attributable to ordinary equity holders of the parent		6.72	(43.89)	(10.55)

Basic weighted average number of ordinary shares		69,920,715	65,092,557	59,433,100
Diluted weighted average number of ordinary shares		71,448,605	65,092,557	59,433,100

The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2022 AND DECEMBER 31, 2021

(in millions of Russian Rubles)

		December 31,	December 31,
	Note	2022	2021
Assets
Non-current assets
Property and equipment		68	49
Right-of-use assets	10	74	98
Goodwill	6,11	785	785
Intangible assets	6,11	1,077	1,197
Deferred tax assets	9	137	226
Other non-current assets		8	15
Total non-current assets		2,149	2,370

Current assets
Inventories	12	30	108
Advances paid and prepaid expenses		99	93
Trade and other receivables	13	414	408
Prepaid income tax		3	4
Cash and cash equivalents	14	4,110	2,419
Other current assets		169	198
Total current assets		4,825	3,230
Total assets		6,974	5,600

Equity and liabilities
Equity
Share capital	15	2	2
Share premium	15	7,702	7,614
Equity-settled employee benefits reserves	16	648	110
Accumulated losses		(3,343)	(3,854)
Total equity		5,009	3,872

Liabilities
Non-current liabilities
Lease liabilities	10	28	48
Deferred tax liabilities	9	127	135
Deferred income	18	108	125
Total non-current liabilities		263	308

Current liabilities
Contract liabilities	4	554	425
Trade and other payables	17	642	619
Income tax payable		66	59
Other taxes payable		366	241
Lease liabilities	10	41	43
Deferred income	18	33	33
Total current liabilities		1,702	1,420
Total liabilities		1,965	1,728
Total liabilities and equity		6,974	5,600

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 29, 2023 and signed by management:

Dmitriy Grigoryev	Mikhail Lukyanov
Chief Executive Officer	Chief Financial and Strategy Officer

The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles)

				Equity-settled
				employee
		Share	Share	benefits	Accumulated	Total
	Note	capital	premium	reserves	losses	equity
Balance at January 1, 2020		—	125	—	(370)	(245)
Loss and total comprehensive loss for the year		—	—	—	(627)	(627)
Balance at December 31, 2020		—	125	—	(997)	(872)

Balance at January 1, 2021		—	125	—	(997)	(872)
Loss and total comprehensive loss for the year		—	—	—	(2,857)	(2,857)
Effect arising from the share split	15	2	—	—	—	2
Issue of ordinary shares, net of transaction costs	15	—	7,489	—	—	7,489
Share-based payments	16	—	—	110	—	110
Balance at December 31, 2021		2	7,614	110	(3,854)	3,872

Balance at January 1, 2022		2	7,614	110	(3,854)	3,872
Profit and total comprehensive income for the year		—	—	—	480	480
Issue of ordinary shares	15	—	88	(88)	—	—
Share-based payments	16	—	—	657	—	657
Cancellation of the share-based payments by the employees	16	—	—	(31)	31	—
Balance at December 31, 2022		2	7,702	648	(3,343)	5,009

The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles)

	Note	2022	2021	2020
Cash flows from operating activities
Profit/ (loss) before income tax		767	(2,797)	(639)
Adjusted for:
Depreciation and amortization		269	279	200
Employee share-based payment expense	16	657	2,549	558
Finance income		(108)	(19)	(11)
Finance costs		23	61	72
Foreign currency exchange (gain) / loss, net		108	(53)	1
(Reversal) / allowance for expected credit losses		(14)	16	—
Working capital changes:
Increase in trade and other receivables		(1)	(238)	(61)
(Increase) / decrease in advances paid and prepaid expenses		2	(9)	(32)
(Increase) / decrease in other assets		122	(232)	(13)
Increase / (decrease) in trade and other payables		(18)	235	(4)
Increase in contract liabilities and deferred income		87	230	148
Increase / (decrease) in other liabilities		127	(2,017)	98
Cash generated from/ (used in) operating activities		2,021	(1,995)	317
Income tax paid		(199)	(26)	(28)
Interest received		106	16	11
Interest paid		(6)	(59)	(70)
Net cash generated from/ (used in) operating activities		1,922	(2,064)	230

Cash flows from investing activities
Acquisition of a subsidiary, net of cash acquired	6	—	(1,651)	—
Purchase of property and equipment		(51)	(52)	(21)
Purchase of intangible assets		(69)	(89)	(90)
Loan issued to a related party	19	—	(25)	—
Loans issued to employees		(16)	—	—
Loans collected from employees		—	—	2
Net cash used in investing activities		(136)	(1,817)	(109)

Cash flows from financing activities
Proceeds from the issue of ordinary shares	15	—	6,520	—
Proceeds from borrowings		—	—	320
Repayment of borrowings		—	(728)	(71)
Payment of principal portion of lease liabilities		(42)	(38)	(67)
Net cash (used in) / generated from financing activities		(42)	5,754	182

Net increase in cash and cash equivalents		1,744	1,873	303
Cash and cash equivalents at the beginning of the year		2,419	449	148
Effect of exchange rate changes on cash and cash equivalents		(65)	111	(2)
Effect of a reversal/ (allowance) for expected credit losses		12	(14)	—
Cash and cash equivalents at the end of the year		4,110	2,419	449

The accompanying notes are an integral part of these consolidated financial statements

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

1.     GENERAL INFORMATION

The consolidated financial statements of Cian PLC and its subsidiaries (collectively, the “Cian Group” or the “Group”) as of and for the year ended December 31, 2022 were authorized for issue in accordance with a resolution of the Board of Directors on March 29, 2023.

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

Subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:

		% equity interest
	Principal activity / Country of	December 31,	December 31,
Subsidiary	incorporation	2022	2021
iRealtor LLC	Online real estate classifieds (Russia)	100%	100%
N1.ru LLC	Online real estate classifieds (Russia)	100%	100%
MLSN LLC	Online real estate classifieds (Russia)	100%	100%
N1 Technologies LLC	IT services and development (Russia)	100%	100%
Financial Platform JSC	Financial platform operator (Russia)	9%*	9%*
Fastrunner Investment Limited	Holding (Cyprus)	100%	100%
Mimons Investments Limited	Holding (Cyprus)	100%	100%

*See Note 19 for more details.

On November 9, 2021, the Company completed an initial public offering (“IPO”) of 4,042,400 newly issued American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, on the New York Stock Exchange (“NYSE”).

The ultimate controlling party of the Group are Elbrus Capital Fund II L.P., Elbrus Capital Fund II B L.P. and Elbrus Capital Fund III A S.C.Sp. (together “Elbrus Capital”), which own an aggregate of 45.1% of the Group’s ordinary shares as of December 31, 2022.

2.     SIGNIFICANT ACCOUNTING POLICIES

2.1Basis of preparation

The Group’s consolidated financial statements and the accompanying notes have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis, except for share-based payment reserves (Note 16) which are measured at the grant date fair value for the equity-settled employee benefits reserves and at fair value on each reporting date for the cash-settled share-based payment liability.

The consolidated financial statements have been prepared on the assumption that the Group is a going concern and will continue in operation for the foreseeable future (Note 21).

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

2.2Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of December 31, 2022 and 2021, respectively. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

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

2.3New standards, interpretations and amendments

The Group applied for the first-time all standards, interpretations and amendments, relevant for its operations, which are effective for annual periods beginning on or after January 1, 2022. These standards, interpretations and amendments do not have a material impact on the Group’s consolidated financial statements.

●	Reference to the Conceptual Framework – Amendments to IFRS 3.
●	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16.
●	Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37.
●	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter.
●	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities.
●	IAS 41 Agriculture – Taxation in fair value measurements.

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

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

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

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

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

i. Listing revenue

Listing revenue is derived from offering online listings and related value-added services, such as different listing promotion options, to the Group’s customers on its websites and mobile applications based on a cost-per-time basis. Customers can purchase either individual listings and value-added services, listing packages or subscriptions, which combine a number of listings and value-added services. The cash collected from the sale of online listings and related value-added services (both under the pay-per-listing, listing package model or the subscription model) is initially recorded as contract liability (deferred revenue) in the consolidated statement of financial position and subsequently recognized as revenue over time as customers receive and consume the benefits of the access to online listings and related value-added services over the contractual period. The average time period between receipt of payment from the customer and delivery of online listings is 30 days.

ii. Lead generation revenue

Lead generation revenue represents fees charged to real estate developers for establishing and referring contacts (or leads) based on the number of qualified calls (validated user connections) received from primary real-estate listing posted primarily through Group’s platform (as part of the “Core Business” segment) or through our partner banks’ sites (as part of the “Mortgage Marketplace” segment). Performance obligation is satisfied at a point in time of occurrence of each qualified call. Payment is received after the delivery of validated connections. Payment is generally due within 20 to 30 days from providing these services.

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

iv. Loyalty program

The Group has a loyalty points program which allows listing revenue customers to accumulate points that can be redeemed against future purchases. The loyalty points give rise to a separate performance obligation as they provide a material right to acquire additional services at a discount to the customer, that it would not receive without entering into that contract. A portion of transaction price is allocated to the loyalty points awarded to customers based on a stand-alone selling price of points and recognized as deferred revenue (contract liability) in the consolidated statement of financial position. Deferred revenue is recognized as revenue when loyalty points are redeemed, expire or the likelihood of the customer redeeming the points becomes remote. When estimating the stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

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

e) Income taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Income taxes are computed in accordance with the laws of the Company’s and its subsidiaries’ jurisdictions. Taxable income of the Group’s companies incorporated in Russia and Cyprus is subject to local income tax at rates of 20.0% (N1 Technologies LLC – 0.0% from January 1, 2022 to December 31, 2024) and 12.5%, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

●	when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;
●	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Deferred tax assets are derecognized when it is no longer probable that sufficient taxable profit will be available against which the deductible temporary differences can be recognized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

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

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

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

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

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

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

i) Inventories

Inventories are comprised of properties acquired through the Home Swap service and are stated at the lower of cost or net realizable value. Properties are removed from inventories based on a specific identification of individual costs when they are resold. These costs comprise the purchase price and state duties.

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

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

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

n) Profit / (loss) per share

Basic and diluted net profit / (loss) per ordinary share for all periods presented has been determined in accordance with IAS 33 “Earnings per Share”, by dividing income available to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period. The Group did not have any dilutive instruments as of December 31, 2021 and 2020. As of December 31, 2021 the Group had equity-settled share-based awards (Note 16) that were antidilutive as of reporting date. As of December 31, 2022 the Group considered these equity-settled share-based awards (Note 16) in the calculation of the diluted earnings per share, as the Group earned profit for the year ended December 31, 2022.

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

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

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

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

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

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:

●	the financial instrument has a low risk of default – when the counterparty has an external credit rating of ‘investment grade’ in accordance with the globally understood definition (rating BBB- or higher, based on Standard & Poor’s and Fitch ratings or a corresponding rating of a Russian rating agency when international rating is not available);
●	the debtor has a strong capacity to meet its contractual cash flow obligations in the near term.

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

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

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

4.     REVENUE FROM CONTRACTS WITH CUSTOMERS

4.1 Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:

For the year ended December 31, 2022

	At a point in		Total
	time	Over time	revenue
Listing revenue	—	4,812	4,812
Lead generation revenue	2,368	—	2,368
Display advertising revenue	—	650	650
Other revenue	397	39	436
Total revenue	2,765	5,501	8,266

For the year ended December 31, 2021

	At a point in		Total
	time	Over time	revenue
Listing revenue	—	3,699	3,699
Lead generation revenue	1,332	—	1,332
Display advertising revenue	—	601	601
Other revenue	353	48	401
Total revenue	1,685	4,348	6,033

For the year ended December 31, 2020

	At a point in		Total
	time	Over time	revenue
Listing revenue	—	2,383	2,383
Lead generation revenue	994	—	994
Display advertising revenue	—	456	456
Other revenue	101	38	139
Total revenue	1,095	2,877	3,972

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

Listing, lead generation and display advertising revenues relate to the “Core Business” operating segment, while other revenue represents operating segments “Mortgage Marketplace”, “Valuation and Analytics”, “C2C Rental” and “End-to-End Offerings” (Note 5).

4.2 Contract balances

The following table provides information about the Group’s trade receivables and contract liabilities from contracts with customers:

	December 31,	December 31,
	2022	2021
Trade receivables (Note 13)	384	225
Contract liabilities (including 39 of loyalty points (2021: 37))	(554)	(425)

Contract liabilities represent the transaction price allocated to unsatisfied performance obligations, advances received from customers before the Group transfers the related products or services and loyalty points not redeemed. Contract liabilities are recognized as revenue when the Group transfers control over the related products or services to the customer. The outstanding balances of contract liabilities increased in 2022 due to the continuous increase in the Group’s revenue. The total amount of contract liabilities as of each year end has been or to be recognized as revenue in the subsequent year.

5.     SEGMENT INFORMATION

Since the IPO, the chief operating decision-maker (CODM) of the Group are the Board of Directors and the Chief Executive Officer. The CODM reviews the Group’s internal reporting based on the management accounts in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

In evaluating the performance of the Group’s operating segments and allocating resources, the CODM reviews selected items of each segment’s statement of profit or loss and other comprehensive income including revenue and Adjusted EBITDA (an operating profit / (loss) for the period before depreciation and amortization and other adjustments described in the table “Reconciliation of Adjusted EBITDA to Profit / (loss) before income tax”). All other financial information is presented on a consolidated basis. Assets and liabilities are not allocated to different operating segments for internal reporting purposes.

The Group identifies its operating segments based on how the CODM manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Group has identified the following operating segments on this basis, as these segments are analyzed separately by the CODM:

-	Core Business;
-	Mortgage Marketplace;
-	Valuation and Analytics;
-	C2C Rental; and
-	End-to-End Offerings.

The “Core Business” segment represents the mature main service line of real estate online classifieds and related advertising services provided on the Group’s platform (websites cian.ru, n1.ru, mlsn.ru and mobile application). This segment relates to the online real estate classified platform, where clients like real estate agencies and agents, developers and individual property owners place their property listings and related advertising materials.

Each of the other operating segments represents the Group’s new offerings focused on developing different transactional business models:

●	Mortgage Marketplace represents a platform for mortgage price comparison, mortgage pre-approval and origination, where the Group earns commissions from its partner banks for distributing their mortgage products;

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

●	Valuation and Analytics – services where the Group earns fees derived from the customers for providing access to the Group’s proprietary real estate market research, data analytics and market intelligence services;
●	C2C Rental – a service intended to facilitate seamless rental transactions, where the Group earned revenue for providing an end-to-end solution in property rentals. The Group decided to cease development of this service in the fourth quarter of 2021 due to a combination of factors, such as insufficient market perspectives and lower than planned performance;
●	End-to-End Offerings – a new operating segment which emerged in 2021. The CODM does not review the service offerings of this segment individually and thus End-to-End Offerings represents a single operating segment comprising the following:
o	Home Swap service – a service, where the Group acquires and resells properties. This service was launched in the fourth quarter of 2021 as part of the pilot project, and
o	Online Transaction Services – a service, that enables online execution of real estate transactions (including document checking, verification, signing and storage, notary services, registration and tax refunds) and facilitates simultaneous sales and purchases for our customers and users.

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

Management reporting is different from IFRS, the differences are IFRS adjustments listed below, which are not analyzed by the CODM in assessing the operating performance of the business:

-	Share-based payments – for the purposes of CODM’s assessment of operating performance the fair value adjustments related to measurement of equity-settled employee benefits reserves are not analyzed; and
-	Income from the depositary – for the purposes of CODM’s assessment of operating performance income from the depositary is not analyzed, as this is not an operating income stream and it relates purely to the Group’s public status and its ADSs program;

as well as non-recurring items, such as IPO costs, that occur from time to time and are evaluated for adjustment as and when they occur.

Starting from 2022 the Group changed its management reporting to be more convergent with IFRS. The following differences were eliminated:

-	Reclassification of lease related amortization and interest – for the purposes of CODM’s assessment of operating performance rental expenses were previously considered operating expenses included in Adjusted EBITDA, rather than depreciation and interest expense, thus, IFRS 16 ‘Leases’ was not applied in internal reporting;
-	Reclassification of operating expense related to software licenses to amortization – for the purposes of CODM’s assessment of operating performance, expenses related to software licenses were considered operating expenses included in Adjusted EBITDA, rather than amortization of intangible assets.
-	Capitalized development costs – for the purposes of CODM’s assessment of operating performance expenses none of the expenses were capitalized;

The corresponding information for the years ended December 31, 2021 and 2020 is restated accordingly.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

Information on each of the reportable segments and reconciliation to Profit / (loss) before income tax is as follows:

	For the year ended December 31, 2022
			Valuation
	Core	Mortgage	and		End-to-End
	Business	Marketplace	Analytics	C2C Rental	Offerings	Total
Revenue, including:	7,850	229	54	—	133	8,266
Listing revenue	4,805	7	—	—	—	4,812
Lead generation revenue	2,356	12	—	—	—	2,368
Display advertising revenue	646	4	—	—	—	650
Other revenue	43	206	54	—	133	436

Adjusted EBITDA	2,369	(155)	(59)	(5)	(479)	1,671
Reconciliation of Adjusted EBITDA to Profit before income tax
Adjusted EBITDA						1,671
Depreciation and amortization						(269)
Finance income, net						85
Foreign currency exchange loss, net						(108)
Income from the depositary						45
Share-based payments						(657)
Profit before income tax						767

	For the year ended December 31, 2021
			Valuation
	Core	Mortgage	and		End-to-End
	Business	Marketplace	Analytics	C2C Rental	Offerings	Total
Revenue, including:	5,641	295	45	3	49	6,033
Listing revenue	3,699	—	—	—	—	3,699
Lead generation revenue	1,329	3	—	—	—	1,332
Display advertising revenue	596	5	—	—	—	601
Other revenue	17	287	45	3	49	401
Adjusted EBITDA	1,223	(475)	(69)	(143)	(218)	318
Reconciliation of Adjusted EBITDA to Loss before income tax
Adjusted EBITDA						318
Depreciation and amortization						(279)
Finance expenses, net						(42)
Foreign currency exchange gain, net						53
IPO-related costs						(304)
Income from the depositary						6
Share-based payments						(2,549)
Loss before income tax						(2,797)

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

	For the year ended December 31, 2020
			Valuation
	Core	Mortgage	and
	Business	Marketplace	Analytics	C2C Rental	Total
Revenue, including:	3,822	110	39	1	3,972
Listing revenue	2,383	—	—	—	2,383
Lead generation revenue	991	3	—	—	994
Display advertising revenue	439	17	—	—	456
Other revenue	9	90	39	1	139
Adjusted EBITDA	659	(246)	(112)	(120)	181
Reconciliation of Adjusted EBITDA to Loss before income tax
Adjusted EBITDA					181
Depreciation and amortization					(200)
Finance expenses, net					(61)
Foreign currency exchange loss, net					(1)
Share-based payments					(558)
Loss before income tax					(639)

6.     BUSINESS COMBINATION

On February 5, 2021, the Group completed its acquisition of 100% of N1.ru LLC (together with its subsidiaries, the “N1 Group”), a real estate-focused classifieds business that primarily operates in regional cities in Russia, such as Novosibirsk, Ekaterinburg and Omsk, for a total cash consideration of 1,785. The primary reason for the business combination was to enhance the Group’s position in Russia’s regions outside Moscow and Saint-Petersburg. The acquisition has been accounted for using the acquisition method. The Group’s consolidated financial statements include the results of the N1 Group from February 5, 2021.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

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

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

7.     MARKETING EXPENSES

	2022	2021	2020
Online marketing	(1,079)	(1,631)	(1,498)
Offline marketing	(1,221)	(556)	(139)
Other marketing expenses	(60)	(66)	(60)
Total marketing expenses	(2,360)	(2,253)	(1,697)

Marketing expenses are only purchased advertising exclusive of any employee-related expenses.

8.     EMPLOYEE-RELATED EXPENSES

	2022	2021	2020
Wages, salaries and related taxes	(2,986)	(2,394)	(1,610)
Share-based payment expense (Note 16)	(657)	(2,549)	(558)
Other employee-related expenses	(116)	(119)	(40)
Total employee-related expenses	(3,759)	(5,062)	(2,208)

9.     INCOME TAX

The major components of income tax (expense) / benefit for the years ended December 31, 2022, 2021 and 2020 are:

	2022	2021	2020
Current income tax expense	(206)	(71)	(18)
Adjustments in respect of current income tax of previous years	—	—	(1)
Deferred tax (expense) / benefit	(81)	11	31
Income tax (expense) / benefit	(287)	(60)	12

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

Below is a reconciliation of theoretical income tax based on the Russian statutory income tax rate of 20% to the actual tax recorded in the consolidated statement of profit or loss and other comprehensive income:

	2022	2021	2020
Profit/ (loss) before income tax	767	(2,797)	(639)
Income tax (expense) / benefit calculated at Russia's statutory income tax rate	(153)	559	128
Effect of a lower tax rate in a subsidiary	7	(4)	—
Adjustments in respect of current income tax of previous years	—	—	(1)
Share-based payments	(131)	(510)	(112)
Other non-deductible expenses	(10)	(105)	(3)
Income tax (expense) / benefit for the year	(287)	(60)	12

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

Set out below is the summary of deferred tax assets and liabilities as of December 31, 2022 and 2021:

	Consolidated statement of
	financial position		Consolidated statement of
	as of December 31,		profit or loss
	2022	2021	2022	2021
Deferred tax assets arising from:
Tax losses carried forward	—	113	(113)	(36)
Revenue recognition	85	71	14	12
Lease liabilities	14	17	(3)	(6)
Employee benefits	40	24	16	—
Intangible assets	12	23	(11)	8
Trade receivables	3	2	1	1
Trade payables	2	—	2	—
Total deferred tax assets before set-off	156	250	(94)	(21)
Set-off of tax	(19)	(24)	—	—
Net deferred tax assets	137	226	—	—
Deferred tax liabilities arising from:
Intangible assets	(127)	(138)	11	24
Right-of-use assets	(15)	(18)	3	7
Property and equipment	(2)	(2)	—	—
Other items	(2)	(1)	(1)	1
Total deferred tax liabilities before set-off	(146)	(159)	13	32
Set-off of tax	19	24	—	—
Net deferred tax liabilities	(127)	(135)	—	—
Net deferred tax asset	10	91	—	—
Deferred tax (expense) / benefit	—	—	(81)	11

10.     LEASES

The Group leases several office buildings to provide employees with comfortable working conditions. Set out below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use	Lease
	assets	liabilities
As of January 1, 2021	125	(113)
Additions	—	—
Acquisition of a subsidiary (Note 6)	18	(18)
Depreciation expense	(45)	—
Interest expense	—	(9)
Set-off	—	2
Payments	—	47
As of December 31, 2021	98	(91)
Additions	30	(29)
Disposals	(8)	9
Depreciation expense	(46)	—
Interest expense	—	(6)
Payments	—	48
As of December 31, 2022	74	(69)

The maturity analysis of lease liabilities based on contractual undiscounted payments is disclosed in Note 20.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

11.     INTANGIBLE ASSETS AND GOODWILL

		Customer	Computer	Video/	Development
	Trademarks	base	software	audio rights	costs	Goodwill	Total
Cost
At January 1, 2021	76	186	111	118	69	—	560
Additions	—	—	51	38	—	—	89
Acquisition of a subsidiary (Note 6)	254	753	39	—	—	785	1,831
Disposals	—	—	—	(109)	—	—	(109)
At December 31, 2021	330	939	201	47	69	785	2,371
At January 1, 2022	330	939	201	47	69	785	2,371
Additions	—	—	67	5	—	—	72
Disposals	—	—	—	(26)	—	—	(26)
At December 31, 2022	330	939	268	26	69	785	2,417
Amortization and impairment
At January 1, 2021	(57)	(63)	(81)	(98)	(4)	—	(303)
Amortization charge	(44)	(56)	(52)	(32)	(11)	—	(195)
Disposals	—	—	—	109	—	—	109
At December 31, 2021	(101)	(119)	(133)	(21)	(15)	—	(389)
At January 1, 2022	(101)	(119)	(133)	(21)	(15)	—	(389)
Amortization charge	(28)	(61)	(67)	(25)	(11)	—	(192)
Disposals	—	—	—	26	—	—	26
At December 31, 2022	(129)	(180)	(200)	(20)	(26)	—	(555)
Carrying amounts
At December 31, 2021	229	820	68	26	54	785	1,982
At December 31, 2022	201	759	68	6	43	785	1,862

Impairment test

The Group’s non-current assets are fully attributable to the “Core Business” cash-generating unit (CGU). The “Core Business” CGU represents the main service line of real estate classifieds and related advertising services provided on the Group’s platforms (websites and mobile application ). “Mortgage Marketplace”, “Valuation and Analytics”, “C2C Rental” and “End-to-End Offerings” each represent a separate CGU; however, the Group did not recognize any assets related to these CGUs as of December 31, 2022 and 2021, as there was no convincing evidence available that these services would generate future economic benefits.

Goodwill recognized as a result of the N1 Group’s acquisition has been fully allocated to the “Core Business” CGU.

At December 31, 2022 management estimated the recoverable amount of the “Core Business” CGU based on its fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares (Level 1) on the estimated portion attributable to the “Core Business” CGU. Due to suspension of trading of Company’s ADRs at New York Stock Exchange since February 28, 2022, management used quoted prices of Company’s ADRs at Moscow Exchange, where active trading was resumed on March 24, 2022. At December 31, 2022 the estimated recoverable amount of the “Core Business” CGU exceeded its carrying amount. No reasonably possible change in the fair value less costs of disposal of the “Core Business” CGU would result in the impairment.

12.     INVENTORIES

The Group is planning to develop the Home Swap service in order to provide an alternative way to finance a real estate purchase by facilitating simultaneous sales and purchases of properties. The Home Swap service is currently in its testing phase, where the Group checks different consumer hypotheses to find the best product market fit. Within the testing period, the Group purchased some properties for the Group’s own account to support the development of this service.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

In 2022, inventories of 100 (2021: 33) were recognized as an expense during the year, in which the related revenue was recognized, and included in other operating expenses.

13.     TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2022	2021
Trade receivables from third parties	396	233
Other receivables from third parties	30	183
Allowance for expected credit losses	(12)	(8)
Total trade and other receivables	414	408

Trade and other receivables are non-interest bearing and are generally on terms of 20 to 30 days.

Set out below is the movement in the allowance for expected credit losses of accounts receivable:

	2022	2021
Balance at the beginning of the year	(8)	(6)
Allowance for expected credit losses	(4)	(2)
Balance at the end of the year	(12)	(8)

Information about the Group’s exposure to credit and market risks is presented in Note 20.

14.     CASH AND CASH EQUIVALENTS

	December 31,	December 31,
	2022	2021
Cash at banks	1,402	1,998
Short-term deposits	2,710	435
Allowance for expected credit losses	(2)	(14)
Total cash and cash equivalents	4,110	2,419

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective market short-term deposit rates. Information about the credit risk over cash and cash equivalents is presented in Note 20.

Since December 2022 the Company’s accounts in a certain Cypriot bank have been suspended. However, the cash held in this bank (RUB 682 denominated in USD) is not restricted, as the bank allows own funds transfer to another bank. The Company is working on opening a new account in an alternative bank.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

15.     SHARE CAPITAL

	Authorized		Issued and fully paid
	December 31,	December 31,	December 31,	December 31,
Number of shares	2022	2021	2022	2021
Ordinary shares of EUR 0.0004 each	130,000,000	130,000,000	69,959,548	69,871,511
	130,000,000	130,000,000	69,959,548	69,871,511

	Number of	Share	Share
	ordinary shares	capital	premium
At January 1, 2021	59,433,100	—	125
Issue of shares in the private placement	5,566,900	—	2,291
Issue of shares in the IPO	4,042,400	—	4,624
Issue of shares under the phantom share program (Note 16)	829,111	—	966
Effect arising from the share split	—	2	—
Transaction costs	—	—	(392)
At December 31, 2021	69,871,511	2	7,614
Issue of shares upon the exercise of the share-based awards (Note 16)	88,037	—	88
At December 31, 2022	69,959,548	2	7,702

In February 2021, the Company issued 5,566,900 ordinary shares to the existing and new shareholders and received 2,265 in cash.

In November 2021, the Company issued 4,042,400 ordinary shares, represented by the ADSs, in the IPO on the NYSE. The Company received 4,255 in net proceeds from the IPO after deducting underwriting fees and other transaction costs.

In June 2022, the Company issued 57,199 ordinary shares to the former Chief Operating Officer upon his resignation and 30,838 to external advisors upon the exercise of the share-based awards (Note 16).

16.     SHARE-BASED COMPENSATION

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

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

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

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

The following table illustrates movements in the number of RSUs during the year ended December 31, 2022:

		Weighted average
		grant date fair
	Number of	value per award,
	RSUs	RUB
Outstanding at December 31, 2020	—	—
Granted during the period	1,427,226	932
Forfeited during the period	—	—
Exercised during the period	—	—
Outstanding at December 31, 2021	1,427,226	932
Exercisable at December 31, 2021	105,215	1,043
Granted during the period	1,688,051	381
Forfeited during the period	(132,656)	933
Exercised during the period	(88,037)	998
Cancelled by the employees	(34,515)	920
Outstanding at December 31, 2022	2,860,069	605
Exercisable at December 31, 2022	792,652	816

The fair value of the RSUs is estimated at the grant date on the basis of quoted prices of Company’s ordinary shares at the grant date (Note 11), taking into account the terms and conditions on which the RSUs were granted. As the RSUs granted to directors have a three-year lock up period, the fair value is adjusted for the discount for lack of marketability using the Stillian Ghaidarov Average-Strike Asian Put Option Model.

The following table lists the inputs to the model used for the 2021 Plan for the RSU's granted to directors during the years ended December 31, 2022 and 2021:

	December 31,	December 31,
	2022	2021
Fair value of the RSUs at the grant date, USD	5.46	14.89
Share price at the grant date, USD	6.97	17.62
Exercise price, USD	Nil	Nil
Expected annual volatility, %	59.6%	50.9%
Expected term, years	2.38	2.38
Dividend yield, %	Nil	Nil

Expected volatility. Because the Company’s shares are publicly traded only since November 5, 2021, expected volatility has been estimated based on an analysis of the implied share price volatility of comparable public companies for an expected term.

Expected term has been assessed based on the vesting period and management’s best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations.

Dividend yield. The Company did not declare any dividends with respect to 2022 and 2021.

The total expense recognized for the year ended December 31, 2022 arising from equity-settled share-based payment transactions amounted to 657 (2021: 110).

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

17.     TRADE AND OTHER PAYABLES

	December 31,	December 31,
	2022	2021
Trade payables	263	249
Annual bonus provision	193	119
Unused vacation provision	83	60
Other employee benefits	2	13
Other payables	101	178
Trade and other payables	642	619

Trade payables are non-interest bearing and are normally settled on 60-day terms. Information about the Group’s exposure to liquidity risk in relation to its trade and other payables is included in Note 20.

18.     DEFERRED INCOME

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

19.     RELATED PARTIES

Related parties include shareholders, ultimate owners and members of key management personnel as well as companies which are under legal ownership, significant influence or control of shareholders or ultimate owners of the Group.

Transactions with key management personnel

Key management comprises the Group’s directors, including the chief executive officer, and the Group’s chief financial officer. The remuneration of key management personnel for the year ended December 31, 2022, 2021 and 2020 amounted to:

	2022	2021	2020
Short-term employee benefits	(74)	(46)	(38)
Share-based payment expense	(317)	(1,573)	(313)
Total key management remuneration	(391)	(1,619)	(351)

In August 2021, the Group’s subsidiary, MLSN LLC, entered into a loan agreement with Financial Platform JSC, a company incorporated and then fully owned by the CEO at that time of the Group’s main operating subsidiary, iRealtor LLC. The credit line under the loan agreement was for a total amount of 20 and an interest rate of 6.5%. In October 2021, the Group’s subsidiary, Mimons Investments Limited, issued a loan of 25 to Financial Platform JSC for the purposes of refinancing the loan from MLSN LLC. The outstanding principal amount under the loan from MLSN LLC at the repayment date was 16. In October 2021, Financial Platform JSC fully repaid the outstanding amount of 16 to MLSN LLC. The loan from Mimons Investments Limited to Financial Platform JSC was forgiven pursuant to the agreement between the parties.

On December 16, 2021, the Group acquired 9% of the voting rights of Financial Platform JSC. Since then, the Group has concluded that it controls Financial Platform JSC even though it owns less than majority of the voting rights.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

Consolidation of an entity in which the Group holds less than a majority of voting rights

In order to develop and enhance Mortgage marketplace product, the Group is considering obtaining the status of a financial platform operator as stipulated under the recently adopted Federal Law No. 211-FZ “On Performing Financial Transactions Using a Financial Platform” dated July 20, 2020. It is expected that such status will afford access to certain standardized customer information on government-run electronic systems and databases.

Obtaining such status, however, is subject to certain requirements, including a restriction on certain foreign ownership. In order to assist the Group in obtaining access rights to the financial platform operator status, the Group’s former Chief Executive Officer and current Executive Chairperson of its Board of Directors has established a company, Financial Platform JSC, which is expected to apply for such financial platform operator status.

On December 16, 2021, the Group acquired 9% of the voting rights of Financial Platform JSC for a nominal value of 0.009 from the Group’s Executive Chairperson. The Group considers that it controls Financial Platform JSC even though it owns less than majority of the voting rights. This is because the Group is significantly involved in determining the scope of decision-making authority of Financial Platform JSC and is able to:

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

As of December 31, 2022 and 2021 and for the years then ended, the effect of consolidation of Financial Platform JSC and its operations was not material to the Group.

From January 1, 2021 to December 16, 2021, the Group provided technical support services in the amount of 8 to Financial Platform JSC. There were no other transactions or outstanding balances in 2021 with key management personnel, except for disclosed in the table above.

During 2022 and 2020 , there were no transactions with key management personnel, except for disclosed in the table above. No guarantees have been given or received.

Transactions with the ultimate controlling party

During 2022 and 2020, there were no transactions or outstanding balances with Elbrus Capital, the ultimate controlling party. No guarantees have been given or received.

During 2021, the Group received a loan of 1,491 from Elbrus Capital which was further converted into 3,665,041 ordinary shares.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

Other related party transactions

The following table provides the total amount of transactions that have been entered into with other related parties for the relevant financial year.

			Purchases	Amounts	Amounts
		Sales	from	owed	owed
		to related	related	by related	to related
		parties	parties	parties	parties
Associate of Elbrus Capital	2022	—	2	1	—
Associate of Elbrus Capital	2021	—	4	—	—
Associate of Elbrus Capital	2020	—	3	—	—

Outstanding balances with related parties at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees given or received.

20.     FINANCIAL RISK MANAGEMENT

20.1 Financial assets and financial liabilities

The following table shows the carrying amounts of financial assets and financial liabilities. The Group does not hold any financial assets and financial liabilities other than those measured at amortized cost. Management assessed that the carrying values of the Group’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values on the basis of short-term nature or calculation of amortized cost using market rates.

	December 31,	December 31,
	2022	2021
Financial assets measured at amortized cost
Cash and cash equivalents (Note 14)	4,110	2,419
Trade and other receivables (Note 13)	414	408
Rent security deposits	7	3
Total financial assets	4,531	2,830
Financial liabilities measured at amortized cost
Trade and other payables (Note 17)	364	427
Lease liabilities (Note 10)	69	91
Total financial liabilities	433	518

20.2 Financial risk management

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

20.2.1 Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk, which mostly impacts the Group, comprises currency risk. Financial instruments affected by market risk include cash and cash equivalents and trade and other payables.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

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

As of December 31, 2022, 33% of the Group’s cash and cash equivalents was denominated in US dollars and less than 1% was denominated in EURO. As of December 31, 2021 the US dollar and EURO exchange rates were 74.2926 Rubles and 84.0695 Rubles, respectively. Following the commencement of military operations in Ukraine by the Russian Federation in February 2022 and the resulting sanctions imposed by the United States of America, the European Union and the United Kingdom, among others, Ruble initially depreciated significantly against most other currencies. Following the subsequent decrease in imports and restrictions imposed by the Russian Central Bank as a response to sanctions, the Ruble strengthened against foreign currencies in the second and third quarter of 2022. However, in the fourth quarter Ruble deteriorated and as of December 31, 2022, the Ruble to US dollar and EURO exchange rates were 70.3375 Rubles and 75.6553 Rubles, respectively, taking into account the limited convertibility of the Ruble subsequent to February 24, 2022.

With all other variables held constant, the Group’s profit before tax is affected through the impact of fluctuation in US dollar and EURO exchange rates, as follows:

Change in US
	dollar, EURO	Effect on profit
	exchange rates	before tax
Year ended December 31, 2022
Cash and cash equivalents	+100%/-100%	1,389 / (1,389)
Trade and other payables	+100%/-100%	(90) / 90

Year ended December 31, 2021
Cash and cash equivalents	+100%/-100%	1,600 / (1,600)
Trade and other receivables	+100%/-100%	172 / (172)
Trade and other payables	+100%/-100%	(230) / 230

20.2.2 Credit risk

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

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix:

	< 30 days	31–60 days	61–90 days	> 90 days	Total
2022
Expected credit loss rate	0.6%	5.2%	5.5%	75.9%
Total gross carrying amount	371	12	1	12	396
Expected credit loss	2	1	—	9	12

	< 30 days	31–60 days	61–90 days	> 90 days	Total
2021
Expected credit loss rate	0.8%	4.3%	8.4%	72.9%
Total gross carrying amount	216	8	1	8	233
Expected credit loss	2	—	—	6	8

Cash and cash equivalents

As of December 31, 2022, the Group held 83% of its cash and cash equivalents with the Russian banks (December 31, 2021: 22)%, which are rated not less than A, based on Expert RA and AKRA ratings, the remaining cash and cash equivalents were held with a Cypriot bank having external credit rating of BB-, based on Standard & Poor’s rating.

Following the commencement of military operations in Ukraine by the Russian Federation in February 2022 and the resulting sanctions imposed by the United States of America, the European Union and the United Kingdom, among others, the external credit ratings of the Russian banks were initially reduced significantly and ultimately withdrawn entirely by international rating agencies, namely Standard & Poor’s, Fitch and Moody’s. In absence of international ratings, the Group used ratings of the local rating agencies, namely Expert RA and AKRA, to assess expected credit losses related to cash and cash equivalents held in the Russian banks as of December 31, 2022.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group recognized an impairment reversal of 12 for the year ended December 31, 2022 (year ended December 31, 2021: allowance of 14).

20.2.3 Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2022
Trade and other payables	364	—	—	—	364
Lease liabilities	46	30	—	—	76
Total financial liabilities	410	30	—	—	440

	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2021
Trade and other payables	427	—	—	—	427
Lease liabilities	50	50	—	—	100
Total financial liabilities	477	50	—	—	527

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

20.3 Changes in liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	January 1,	Financing	Leases		December 31,
	2022	cash flows	(non-cash)	Other	2022
Lease liabilities	91	(42)	20	—	69
	91	(42)	20	—	69

	January 1,	Financing	Leases		December 31,
	2021	cash flows	(non-cash)	Other	2021
Borrowings	728	(728)	—	—	—
Lease liabilities	113	(38)	18	(2)	91
	841	(766)	18	(2)	91

The Group classifies interest paid as cash flows from operating activities.

20.4 Capital management

The Group manages its capital to ensure that companies in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of net debt (borrowings offset by cash and cash equivalents) and equity (as detailed in the consolidated statements of financial position).

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2022, 2021 and 2020.

21.     CONTINGENCIES

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

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

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

The Group estimates that possible exposure in relation to the above mentioned tax risks, that are more than remote, but less than probable and, accordingly, for which no liability is required to be recognized, could be up to an aggregate of approximately 33 as of December 31, 2022.

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

On February 24, 2022, Russian military forces commenced a special military operation in Ukraine and the length, prolonged impact and outcome of this ongoing military conflict remains highly unpredictable. The current geopolitical crisis and international actions in response to it have materially and adversely impacted the macroeconomic climate and operating conditions in Russia, resulting in significant ruble exchange rate and market volatility, materially increased interest rates and inflation, withdrawal of a number of Western businesses from the Russian market or a reduction in their operations or services in the country, a decrease in imports and consumer spending. While the military conflict in Ukraine continued to unravel, the Russian authorities announced partial mobilization of military reservists in September 2022, which further exacerbated economic uncertainty and led to social tensions, the full implication of which are not yet clear. It is also possible that further mobilization efforts may be initiated during 2023. We cannot predict how the conflict will unfold or the impact it will have on Russian economy and geopolitical environment in short and long terms.

In response to the military conflict in Ukraine, the United States, the United Kingdom, the European Union governments and other countries, have imposed unprecedented sanctions and export-control measures. The imposed sanctions have targeted large parts of the Russian’s economy and include, among others, blocking sanctions on some of the largest state-owned and private Russian financial institutions (and their subsequent removal from SWIFT), Russian businessmen and their businesses, the blocking of Russia’s foreign currency reserves, expansion of sectoral sanctions and export and trade restrictions, limitations on investments and access to capital markets and bans on various Russian imports.

Given the vast scope of the sanctions and other measures in response to the conflict in Ukraine, it is hard to predict their full impact on Russian economy or certain sectors thereof, but it is expected to be significant. Furthermore, the Russian economy was and expected to be further significantly affected as result of many U.S. and other multi-national businesses indefinitely suspending their operations and pausing all commercial activities in Russia. These corporate boycotts have resulted in supply chain disruptions and unavailability or scarcity of certain raw materials, technological and medical goods, have significantly affected commodity markets, leading to rapid price increases, and amplified the sharp rise in inflation growth.

CIAN GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, DECEMBER 31, 2021 AND DECEMBER 31, 2020

(in millions of Russian Rubles, unless otherwise stated)

In response to accelerating inflation and a staggering depreciation of the ruble, on February 28, 2022, the Central Bank of the Russian Federation (CBR) increased its key interest rate from to 9.5% to 20.0%, subsequently reduced to 7.5% on September 16, 2022. The key interest rate hike, as well as tightening of subsidized mortgage programs by both the Russian government and developers coupled with overall high level of instability and lack of visibility led to the overall decrease in demand for primary and secondary real estate. While the gradual decrease of the key interest rate during the second and the third quarters of 2022, as well as recovery in subsidized mortgage programs, led to a gradual demand recovery from the second half of May 2022, the announcement of the partial military mobilization in Russia in late September increased uncertainty in the market and put an additional pressure on real estate demand. Annual inflation in Russia reached 11.94% in 2022, according to the Federal Service for State Statistics of the Russian Federation. Market instability, high levels of inflation, lower household income led to reductions in consumer purchasing power and had a negative impact on consumer confidence. This has adversely affected and may continue to affect the Russian real estate market, as reduced disposable income and purchasing power is likely to have an adverse effect on consumers’ ability or willingness to invest in new housing or real estate.

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

The Group had approximately 4,700 of cash and cash equivalents as of March 29, 2023. Management is confident, based on their current operating plan, that existing cash and cash equivalents together with the ability to cut a major part of the expenses related to marketing, if necessary, the Group will be able to meet anticipated cash needs for working capital, capital expenditures and general and administrative expenses for at least the next twelve months.

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

22. EVENTS AFTER THE REPORTING PERIOD

On March 15, 2023, the Company received a written notice from the staff of the New York Stock Exchange Regulation notifying the Company that it has determined to delist the Company’s American depositary shares (“ADSs”) from the NYSE. The Company utilized its right to a review of the determination and, accordingly, filed an appeal to this decision.

SCHEDULE I – PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Rule 12-04(a) and 5-04(c) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of the same date and for the same period for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2022, Cian PLC (the “Company”), the parent company of the Group, was restricted from transferring funds from its consolidated Russian subsidiaries in the form of loans, advances or cash dividends due to an uncertainty around an impact of restrictions on transferring cash funds outside of Russia under the recently enacted Russian capital control and protection measures. The Group performed a test on the restricted net assets of its consolidated Russian subsidiaries and concluded that the restricted net assets exceed 25 percent of the consolidated net assets of the Group as of December 31, 2022.

The parent company only condensed financial information presented below should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2022 and 2021 and for each of the three years in the period ended December 31, 2022, and the accompanying notes thereto, contained in this Annual Report. The parent company only condensed financial information is prepared in accordance with IFRS. Investments in subsidiaries in the parent company only condensed financial information below are recognized at cost.

S-1

Condensed statements of financial position (in millions of Russian Rubles)

	December 31,	December 31,
	2022	2021

Assets
Non-current assets
Investments in subsidiaries	7,522	5,256
Total non-current assets	7,522	5,256

Current assets
Trade and other receivables	10	280
Loans receivable	10	616
Cash and cash equivalents	680	1,575
Total current assets	700	2,471
Total assets	8,222	7,727

Equity and liabilities
Equity
Share capital	2	2
Share premium	7,702	7,614
Equity-settled employee benefits reserves	648	110
Accumulated losses	(362)	(417)
Total equity	7,990	7,309

Liabilities
Non-current liabilities
Trade and other payables	—	27
Total non-current liabilities	—	27

Current liabilities
Trade and other payables	230	391
Current tax liabilities	2	—
Total current liabilities	232	391
Total liabilities	232	418
Total liabilities and equity	8,222	7,727

S-2

Condensed statements of profit or loss and other comprehensive income (in millions of Russian Rubles)

	2022	2021	2020

Loan interest income	3	1	—

Other operating income	47	5	—
Administration expenses	(260)	(458)	(2)
Net impairment profit / (loss) of financial and contract assets	12	(14)	—
Other operating expenses	(14)	—	—

Operating loss	(212)	(466)	(2)
Net finance income	269	55	—
Profit / (loss) before income tax	57	(411)	(2)
Income tax expense	(2)	—	—
Net profit / (loss) for the year	55	(411)	(2)
Total comprehensive income / (loss) for the year	55	(411)	(2)

Condensed statements of cash flows (in millions of Russian Rubles)

	2022	2021	2020

Net cash used in operating activities	(130)	(2,431)	(1)
Net cash used in investing activities	(1,062)	(2,615)	(558)
Net cash generated from financing activities	—	6,519	—

Net (decrease) / increase in cash and cash equivalents	(1,192)	1,473	(559)
Cash and cash equivalents at the beginning of the year	1,575	2	561
Effect of exchange rate fluctuations on cash held	285	114	—
(Reversal of impairment) / impairment charge on cash and cash equivalents	12	(14)	—
Cash and cash equivalents at the end of the year	680	1,575	2

As of December 31, 2022 and 2021 there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the parent company, except for those which have been separately disclosed in the Group’s consolidated financial statements, if any.

The Company’s subsidiaries did not pay any dividend to the Company for the years presented.

S-3